

2026

Notice of Annual General Meeting and Proxy Statement

The power behind **your mission**

Cautionary Statements For Forward-Looking Information

We have made statements in this Proxy Statement that are forward-looking and therefore are subject to risks and uncertainties. All statements in this document other than statements of historical fact are, or could be, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

These statements may appear throughout this Proxy Statement, including the Proxy Summary, Compensation Discussion & Analysis and Governance of the Company — Sustainability. Words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "forecast," "project" or "plan" and terms of similar meaning are also generally intended to identify forward-looking statements. However, the absence of these words does not mean that a statement is not forward-looking.

We caution that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond our control, that could cause our actual results to differ materially from those expressed or implied by such forward-looking statements. A detailed discussion of risks related to our business is included in the section entitled "Risk Factors" in our Annual Report on Form 10-K for the 2025 fiscal year filed with the SEC on November 14, 2025, as supplemented by any subsequently filed Quarterly Report on Form 10-Q.

Shareholders, potential investors and others should consider these factors when evaluating the forward-looking statements and should not place undue reliance on such statements. The forward-looking statements included in this Proxy Statement are made only as of the date of this document, unless otherwise specified, and, except as required by law, we assume no obligation, and disclaim any obligation, to update such statements to reflect events or circumstances occurring after the date of this Proxy Statement.

Website Information

This Proxy Statement includes several website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference herein.



Letter to Shareholders





Dear Fellow Shareholders,

We are pleased to report that Johnson Controls delivered strong results for shareholders in fiscal year 2025, laying the foundation for continued momentum in 2026. Our continued strategic evolution has positioned Johnson Controls as a more focused and profitable company, set to deliver greater value for our customers, colleagues and shareholders.

Ongoing Governance Enhancements and Talent Development

The Board of Directors executed our CEO succession plan in fiscal year 2025, appointing Joakim Weidemanis as Johnson Controls' new CEO. Joakim brings a proven track record in leading global businesses, shaping product portfolios and leveraging technology. His focus on continuous improvement, driven by putting the customer first and better enabling our frontline colleagues is already energizing the organization, positioning Johnson Controls for the next phase of growth.

As part of the CEO transition process, the Board determined it was appropriate to separate the CEO and Chairman roles, further elevating our corporate governance practices and adapting our leadership model to best position Johnson Controls for long-term success.

To support our next phase of growth, we appointed Todd Grabowski as the leader of our Americas Segment, and Chris Scalia became Executive Vice President and Chief Human Resources Officer. These appointments demonstrate our commitment to developing talent and bringing in the right leadership capability to strengthen our culture and accelerate growth.

Capitalizing on a Solid Foundation with Increased Customer Focus

We believe that Johnson Controls is well positioned with market-leading franchises, differentiated field talent and advanced technological capabilities. Sustained demand and record backlog underscore the value our customers place in our solutions and the strength of our portfolio.

We see significant potential ahead, starting with a sharper focus on the customer and building a culture of continuous improvement. Across the organization — from the factory floor to the sales team — our customers' evolving and growing requirements are at the heart of the Company's initiatives to build an even stronger company that is more capable, focused and disciplined, executing with consistency and delivering for customers where it matters most.

At the same time, the Company is developing and implementing its new proprietary business system — rooted in proven methodologies like 80/20 and Lean, and augmented with the promise of digitization and artificial intelligence. These foundational steps will help Johnson Controls achieve market-leading performance as a faster growing and more profitable company. As this new business system standardizes how the Company operates, we are confident Johnson Controls is on a path to improve operational performance and accelerate innovation to deliver more predictable performance.

Looking Ahead to 2026

There is an exciting future ahead at Johnson Controls. The important work underway positions the Company to seize compelling growth opportunities across its domains. With 90,000 talented colleagues worldwide, we are confident in the Company's ability to win with our customers, better enable a competitive frontline presence, and to create sustainable value for our shareholders.

Patrick Decker has, in consultation and agreement with the Board, decided not to stand for re-election at our 2026 Annual General Meeting due to personal reasons. We thank Patrick for his contributions to our Board during a critical moment in Johnson Controls' history. The Board remains committed to ongoing refreshment and strong governance.

On behalf of the entire Johnson Controls Board, thank you for your continued support and dedication.

Sincerely,

Mark P. Vergnano
Independent Chairman of the Board

Joakim Weidemanis
Chief Executive Officer

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Notice of Annual General Meeting of Shareholders



Date and Time
3:00 pm, local time
March 4, 2026

Place
The Merrion Hotel
24 Upper Merrion Street
Dublin 2, Ireland

Record Date
January 5, 2026

NOTICE IS HEREBY GIVEN that the 2026 Annual General Meeting of Shareholders of Johnson Controls International plc will be held on March 04, 2026 at The Merrion Hotel, 24 Upper Merrion Street, Dublin 2, Ireland at 3:00 pm, local time for the following purposes:

Ordinary Business

1. By separate resolutions, to elect each of the following individuals as Directors for a period of one year, expiring at the end of the Company's Annual General Meeting of Shareholders in 2027:

    (a) Timothy M. Archer
    (b) Jean Blackwell
    (c) Pierre Cohade
    (d) W. Roy Dunbar
    (e) Gretchen R. Haggerty
    (f) Ayesha Khanna
    (g) Seetarama (Swamy) Kotagiri
    (h) Jürgen Tinggren
    (i) Mark Vergnano
    (j) Joakim Weidemanis
    (k) John D. Young

2. To ratify the appointment of PricewaterhouseCoopers LLP as the independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.

Special Business

3. To authorize the Company and/or any subsidiary of the Company to make market purchases of Company shares.

4. To determine the price range at which the Company can re-allot shares that it holds as treasury shares (special resolution).

5. To approve, in a non-binding advisory vote, the compensation of the named executive officers.

6. To approve the Directors' authority to allot shares up to approximately 20% of issued share capital.

7. To approve the waiver of statutory pre-emption rights with respect to up to 20% of issued share capital (special resolution).

8. To act on such other business as may properly come before the meeting or any adjournment thereof.

This notice of Annual General Meeting and Proxy Statement and the enclosed proxy card are first being sent on or about January 16, 2026 to each holder of record of the Company's ordinary shares at the close of business on January 5, 2026. The record date for the entitlement to vote at the Annual General Meeting is January 5, 2026 and only registered shareholders of record on such date are entitled to notice of, and to attend and vote at, the Annual General Meeting and any adjournment or postponement thereof. During the meeting, management will also present the Company's Irish Statutory Accounts for the fiscal year ended September 30, 2025. **Whether or not you plan to attend the meeting, please complete, sign, date and** return the enclosed proxy card to ensure that your shares are represented at the meeting. Shareholders of record who attend the meeting may vote their shares personally, even though they have sent in proxies. In addition to the above resolutions, the business of the Annual General Meeting shall include, prior to the proposal of the above resolutions, the consideration of the Company's statutory financial statements and the report of the Directors and of the statutory auditors and a review by the shareholders of the Company's affairs.

Your vote is important and we encourage you to submit your proxy as soon as possible so that your shares will be represented at the meeting. This can be done in advance of the Annual General Meeting by availing of one of the voting options detailed in the accompanying Proxy Statement. In addition, details of the business to be presented at the meeting can also be found in the accompanying Proxy Statement.

This Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended September 30, 2025 are available to shareholders at www.proxyvote.com and are also available in the Investor Relations section of our website at http://investors.johnsoncontrols.com. The Company's Irish Statutory Accounts will also be available at those locations at least 21 days before the date of the Annual General Meeting.

By Order of the Board of Directors,

John Donofrio
Executive Vice President and General Counsel

January 16, 2026

PLEASE PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD. THE PROXY IS REVOCABLE AND IT WILL NOT BE USED IF YOU: GIVE WRITTEN NOTICE OF REVOCATION TO THE PROXY PRIOR TO THE VOTE TO BE TAKEN AT THE MEETING; SUBMIT A LATER-DATED PROXY; OR ATTEND AND VOTE PERSONALLY AT THE MEETING.

ANY SHAREHOLDER ENTITLED TO ATTEND AND VOTE AT THE MEETING MAY APPOINT ONE OR MORE PROXIES USING THE ENCLOSED PROXY CARD (OR THE FORM IN SECTION 184 OF THE COMPANIES ACT 2014) TO ATTEND, SPEAK AND VOTE ON THAT SHAREHOLDER'S BEHALF. THE PROXY NEED NOT BE A SHAREHOLDER. PROXIES MAY BE APPOINTED VIA THE INTERNET OR PHONE IN THE MANNER SET OUT IN THE ENCLOSED PROXY CARD. ALTERNATIVELY, THEY MAY BE APPOINTED BY DEPOSITING THE ENCLOSED PROXY CARD (OR OTHER VALID SIGNED INSTRUMENT OF PROXY) WITH JOHNSON CONTROLS INTERNATIONAL PLC, C/O BROADRIDGE, 51 MERCEDES WAY, EDGEWOOD, NY 11717 BY 5:00 P.M., EASTERN STANDARD TIME, ON MARCH 3, 2026 (WHICH WILL THEN BE FORWARDED TO JOHNSON CONTROLS INTERNATIONAL PLC'S REGISTERED ADDRESS ELECTRONICALLY) OR WITH JOHNSON CONTROLS INTERNATIONAL PLC, ONE ALBERT QUAY, CORK, IRELAND T12 X8N6 BY 5:00 P.M. LOCAL TIME ON MARCH 3, 2026. IF YOU WISH TO APPOINT A PERSON OTHER THAN THE INDIVIDUAL SPECIFIED IN THE ENCLOSED PROXY CARD, PLEASE CONTACT OUR COMPANY SECRETARY AND ALSO NOTE THAT YOUR NOMINATED PROXY MUST ATTEND THE MEETING IN PERSON IN ORDER FOR YOUR VOTES TO BE CAST.

Table of Contents

Proxy Statement Summary 1
Agenda Items 8
   Proposal Number One – Election of Directors 8
   Proposal Number Two – Appointment of Auditors and Authority to Set Remuneration 14
      Audit and Non-Audit Fees 14
      Audit Committee Report 15
   Proposal Number Three – Authorization to Make Market Purchases of Company Shares 17
   Proposal Number Four – Determine the Price Range at which the Company can Re-Allot Treasury Shares 18
   Proposal Number Five – Advisory Vote on Executive Compensation 19
   Proposal Number Six – Authorization for Directors to Allot Company Shares 20
   Proposal Number Seven – Waiver of Statutory Pre-Emption Rights 21
Governance of the Company 22
   Compensation of Non-Employee Directors 39
   Committees of the Board 40
Compensation Discussion & Analysis 43
Executive Compensation Tables 67
   Summary Compensation Table 67
   Grants of Plan-Based Awards Table 69
   Outstanding Equity Awards Table 71
   Option Exercises and Stock Vested Table 73
   Non-Qualified Deferred Compensation Table 73
   Potential Payments upon Termination and Change-in-Control 74
CEO Pay Ratio 76
Pay Versus Performance Disclosure 77
The Annual General Meeting Questions and Answers 81
Annex A: Non-GAAP Reconciliations A-1

Frequently Requested Information

Vision and Values of Our Board 22
Areas of Focus for the Board 23
Board Composition, Tenure and Refreshment 25
Board Leadership 26
Board Oversight of Strategy 26
Oversight of Cybersecurity 29
Shareholder Engagement 31
Fiscal 2025 Priorities and Performance 44
Fiscal 2025 Compensation 46
Pay for Performance 46
Executive Compensation Philosophy and Principles 48
Roles in Determining Executive Compensation 51
Annual Say-on-Pay Vote 51
Metric Selection and Goal Setting 54
Summary Compensation Table 67

Unless we have indicated otherwise in this Proxy Statement, references to the "Company," "Johnson Controls," "we," "us," "our" and similar terms refer to Johnson Controls International plc and its consolidated subsidiaries.

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Proxy Summary

This proxy summary is intended to provide a broad overview of our 2025 performance, corporate governance and compensation highlights. As this is only a summary, we encourage you to read the entire Proxy Statement for more information prior to voting.

Annual General Meeting of Shareholders



Date and Time	Place	Record Date
3:00 pm, local time March 4, 2026	The Merrion Hotel 24 Upper Merrion Street Dublin 2, Ireland	January 5, 2026

Admission. All shareholders are invited to attend. Registration will occur on the day of the meeting. Your vote is important and we encourage you to submit your proxy as soon as possible so that your shares will be represented at the meeting. This can be done in advance of the Annual General Meeting by availing of one of the voting options detailed in this Proxy Statement. In addition, details of the business to be presented at the meeting can also be found in this Proxy Statement.

Meeting Agenda and Voting Matters

Proposal		Board's Voting Recommendation	Page Reference
No. 1	Election of Directors	✓ FOR (each nominee)	p. 8
No. 2	Ratify appointment of independent auditors and authorize Audit Committee to set auditors' remuneration	✓ FOR (both 2(a) and 2(b))	p. 14
No. 3	Authorize market purchases of Company shares by the Company and/or any subsidiary	✓ FOR	p. 17
No. 4	Determine the price range to re-allot treasury shares	✓ FOR	p. 18
No. 5	Advisory vote to approve executive compensation	✓ FOR	p. 19
No. 6	Approve the allotment of up to 20% of issued share capital	✓ FOR	p. 20
No. 7	Approve the waiver of statutory pre-emption rights	✓ FOR	p. 21

Fiscal Year 2025 In Review

In fiscal 2025, we continued to demonstrate our leadership in capturing evolving opportunities in markets demanding innovative, energy-efficient and mission critical solutions. At the same time, we laid a foundation to drive the achievement of market-leading growth and profitability.

Fostering Continuous Improvement

- Introduced our proprietary business system aimed at improving operational performance and accelerating innovation that wins and retains customers through differentiated products, services, and exceptional experiences. Our system is built on three pillars:

    ◦ **Simplifying** by applying 80/20 principles to focus on what matters most;

    ◦ **Accelerating** lean methodology to execute faster with greater efficiencies; and

    ◦ **Scaling** improvements by leveraging digital and AI approaches to amplify impact across the enterprise.

Advancing our Data Cooling Center Strategy

- Strengthened our leadership in advanced thermal management as AI-driven demand for high-density data centers pushes cooling technology to new limits. This year's successful launch of our coolant distribution unit marked a major milestone in our differentiated data cooling center strategy. Together with YVAM magnetic bearing chillers, absorption chillers and our strategic investment in Accelsius, we now offer a comprehensive, integrated portfolio that spans the full thermal management spectrum from chip to ambient, covering the entire heat capture, removal and regeneration cycle.

Emphasizing Customer-Centricity

- Amplified our focus on operational discipline and customer-centricity, strengthening our differentiated, commercially advantaged service capabilities. These embedded efficiencies and relationships support our customers in thermal management, decarbonization, digital solutions and mission-critical environments. Our global direct service operations continue to deliver consistent, high-quality support to customers over the life cycle in mission critical verticals such as data centers, advanced manufacturing, life sciences, major hospitals and university research centers.

Revenue

$23.6 billion[1]

up 3%; up 6% organic*

Orders

+7%

Systems up 7%; Service up 7%

Backlog

$15 billion

up 13% vs 2024

GAAP EPS

$2.63

up 26% vs 2024

Adjusted EPS*

$3.76

up 17% vs 2024

Total Shareholder Return

Top Quartile

three year return relative to S&P 500 Industrials

[1] *From continuing operations*

* *See Annex A to this Proxy Statement for a reconciliation of adjusted EPS from continuing operations and organic revenue to our results for the most directly comparable financial measure as reported under GAAP in the United States.*

Sustainability Leadership

At Johnson Controls, as the global leader in smart, healthy, and sustainable buildings, we're helping organizations harness the power of decarbonization to drive growth, resilience, and energy efficiency. We view sustainability as a catalyst for innovation, leveraging the trifecta of efficiency, electrification, and digitalization to significantly reduce carbon emissions and operational costs for our customers and within our own operations.

Our focus on sustainability is at the core of everything we do, informing our strategy, customer service, and corporate citizenship.



Board of Directors
Governance & Sustainability Committee
Executive Committee
Sustainability Leadership Committee
CLIMATE
GOVERNANCE
PRODUCT STEWARDSHIP
SUSTAINABLE SUPPLY CHAIN
HIGH-PERFORMANCE CULTURE
SOCIAL IMPACT

Our 2025 highlights include:

- We continued to deliver energy-efficiency and cost savings for customers, resulting in over 41 million metric tons of CO2e and $9 billion in operating costs saved since 2000.
- We are proud to have achieved and exceeded our 2025 sustainability commitments ahead of schedule. By the end of fiscal 2024, we achieved reductions to our greenhouse gas intensity, energy intensity, and recordable safety incidents, significantly exceeding our 2025 targets.
- Our heat pumps will provide green heat to around 15,000 homes in the city of Zurich. Starting operations in 2027, the heat pumps will extract low-temperature heat from the flue gas of a large waste-to-energy facility, significantly raising the plant's efficiency. The solution is one of the largest in Europe to use the zero-Global Warming Potential (GWP) refrigerant ammonia in a heat pump application on this scale.
- In 2025, we expanded the availability of our leading YORK® range of YVAM air-cooled magnetic bearing chillers for data centers. The chillers are engineered specifically for hyperscale and AI-intensive data centers, using 40% less energy annually compared to other available solutions, and consume zero on-site water while operating at low noise levels.
- As of 2025, more than 3,000 students have participated in our BEST Technical Development Program, a three-month global onboarding and career development program that gives participants a chance to apply their technical engineering knowledge and business acumen to work with customers. It delivers a 3:1 return on investment by reducing attrition, accelerating readiness, and increasing engagement.
- Thanks to the passion and active engagement of our employees, we have achieved our commitment to reach 2 million cumulative hours of volunteering, ahead of schedule.
- We are honored to be recognized for our ongoing innovation and leadership:
    - 2025 CDP Climate Change 'A List'
    - 2025 Fortune Change the World list for breakthrough innovation in data center cooling solutions
    - 2025 World's Most Ethical Companies by Ethisphere, one of just five companies to make this list 18 times
    - 2025 Corporate Knights Clean 200, our 10th consecutive year on the list
    - Empire Technology Prize 2025 finalist
    - Forbes America's Best Employers for Company Culture 2025
    - Financial Times Climate Leaders 2025
    - Sustainalytics Top Rated 2025 List

Our Director Nominees

Our Board has a wide range of experiences and backgrounds. We believe that a broad mix of directors — bringing varied skills, expertise, and perspectives — is essential to fulfilling the Board's oversight responsibilities effectively.

Core Skills & Experiences

 **Executive Leadership Experience**
11

 **Experience Leading Global Teams**
11

 **Financial & Accounting Expertise**
6

 **Public Policy Experience**
6

 **Cybersecurity, Technology & Innovation**
7

 **Manufacturing and Industry Experience**
10

 **Corporate Governance Experience**
11

 **Corporate Responsibility/ Sustainability**
8

M&A Experience
9

Tenure & Refreshment

4 Nominees have tenure of < 5 years

5 Nominees have tenure of 5-8 years

 **2** Nominees have tenure of >8 years

5 New director appointments over the last 3 years

We are asking you to vote ***FOR*** all the Director nominees listed below. All current Directors attended at least 75% of the Board and committee meetings on which he or she sits during fiscal year 2025. Detailed information regarding these individuals is set forth in this Proxy Summary and under Proposal Number One. The Governance and Sustainability Committee and the Board believe that the qualifications, skills, experience and attributes set forth in this Proxy Statement for all individuals nominated for election support the conclusion that these individuals are qualified to serve as Directors and collectively possess a variety of skills, professional experience, and personal backgrounds that align with our needs and allow our Board to effectively oversee our business.

Summary information on our Director nominees is set forth below.

					Current Committee Membership			
Nominee	Age	Director Since	Principal Occupation	Independent	AC	CC	EC	GC
Timothy M. Archer	58	2024	President and Chief Executive Officer of Lam Research Corporation	✓		✓		
Jean Blackwell	71	2018	Retired Executive Vice President & Chief Financial Officer of Cummins Inc.	✓			✓	Chair
Pierre Cohade	64	2018	Former Chief Executive Officer of Triangle Tyre Co. Ltd.	✓	✓			
W. Roy Dunbar	64	2017	Retired Chief Executive Officer and Chairman of Network Solutions	✓				✓
Gretchen R. Haggerty	70	2018	Retired Executive Vice President & Chief Financial Officer of United States Steel Corporation	✓	Chair		✓	
Ayesha Khanna	52	2023	Co-Founder and Chief Executive Officer of Addo	✓				✓
Seetarama (Swamy) Kotagiri	57	2024	Chief Executive Officer of Magna International Inc.	✓	✓			
Jürgen Tinggren	67	2014	Retired Chief Executive Officer and Director of Schindler Group	✓				✓
Mark Vergnano*	67	2016	Retired Chief Executive Officer and Chairman of The Chemours Company	✓		✓	Chair	
Joakim Weidemanis	56	2025	Chief Executive Officer of Johnson Controls International plc				✓	
John D. Young	61	2017	Retired Chief Business Officer, Pfizer Inc.	✓		Chair	✓	

AC = Audit Committee
CC = Compensation and Talent Development Committee
** Board Chair*
EC = Executive Committee
GC = Governance and Sustainability Committee

Corporate Governance Snapshot

We are committed to maintaining robust governance practices and a strong ethical culture that benefits the long-term interests of our shareholders. We, with the oversight of our Board, regularly review, update, and enhance our corporate governance practices and compliance and training programs, as appropriate, in light of shareholder interests, changes in applicable laws, regulations, and stock exchange requirements, and the evolving needs of our business. Our corporate governance and compliance practices include:

Director Independence & Board Leadership	• 10 of 11 Director nominees are independent • 3 fully independent Board committees • Independent Board Chair • Independent Directors regularly meet in executive session
Board and Committee Self Evaluations	• Annual Board and committee self-assessments • Board Chair or the Chair of the Governance and Sustainability Committee consult with each Director, supplementing formal evaluations
Tenure	• Balance of new and experienced Directors. 36% of Director nominees have tenures of less than 5 years, and the average tenure is ~6 years • Director retirement policy states that Directors may not stand for reelection after age 75 and does not permit waivers or exceptions
Best Practices	• Active shareholder engagement • Absolute majority voting for Directors in uncontested elections • A comprehensive anti-hedging and anti-pledging policy is in place under our Insider Trading Policy • Clawback policy providing for the mandatory recoupment of incentive compensation for financial restatements, discretionary recoupment of incentive-based and equity compensation for misconduct that has the potential to cause material reputational harm, and discretionary recoupment of certain compensation from culpable individuals in certain circumstances • Maintain an equity award grant policy establishing standard, predetermined equity grant practices to avoid any actual or perceived market timing of equity awards • No shareholder rights plan or poison pill
Risk Oversight	• Risk oversight by the Board and its committees • Board and committee oversight of sustainability and other environmental, social, and governance matters • Board and committee oversight of cybersecurity and AI
Share Ownership Requirements	• Robust executive share ownership requirements (6x of base salary for the CEO, 3x base salary for all other NEOs) • Robust Director share ownership requirements (5x of annual retainer)

Our Board has adopted Corporate Governance Guidelines, a Code of Ethics, and charters for our Governance and Sustainability Committee, Audit Committee, Compensation and Talent Development Committee, and Executive Committee. These documents will assist the Board in exercising its responsibilities and serve as a framework for the effective governance of the Company. You can access our current committee charters, our Corporate Governance Guidelines and our Code of Ethics in the "Corporate Governance" section of the "Investor Relations" page of our website.

Executive Compensation Highlights

Proposal Number Five is our annual advisory vote on the Company's executive compensation philosophy and program. Detailed information regarding these matters is included under the heading "Compensation Discussion & Analysis," and we urge you to read it in its entirety. Our compensation philosophy and structure for executive officers remains dedicated to the concept of paying for performance and continues to be heavily weighted with performance-based awards.

Pay-for-performance	• Set the majority of compensation as variable and at-risk • Tie incentives to performance against financial, operational, strategic, and individual goals • Use quantifiable and measurable performance metrics and goals that are clearly disclosed • Provide significant upside and downside potential for superior and low performance
Target pay appropriately	• Conduct competitive market-based total compensation benchmark analysis against similarly sized industrial companies for comparable positions
Align interests with our stakeholders	• Design programs that discourage unnecessary or excessive risk-taking • Cap payout opportunities under the incentive plans • Require minimum vesting periods for equity awards • Reward long-term financial results that drive value creation through a balanced equity mix • Operate meaningful share ownership guidelines • Maintain a pay recoupment (i.e., clawback) policy that exceeds regulatory requirements • Maintain an equity award grant policy establishing standard, predetermined equity grant practices • Prohibit insider trading, hedging, and pledging of Company stock • Engage with shareholders on executive compensation matters • Engage an independent compensation consultant to provide analysis and advice • Conduct an annual say-on-pay vote
Avoid poor governance practices	• No tax gross-ups on any change-in-control benefits • No single-trigger accelerated vesting on a change-in-control (double-trigger provisions) • No discounting, reloading, or re-pricing of share options without shareholder approval • No guaranteed compensation or guaranteed increases • No excessive perquisites • No employment agreements with executive officers, except where legally required, in which case they follow market norms • No dividends paid on unvested restricted share units or performance share units until such awards vest

PROPOSAL NUMBER ONE
Election of Directors

This proxy summary is intended to provide a broad overview of our 2025 performance, corporate governance, and compensation highlights. As this is only a summary, we encourage you to read the entire Proxy Statement for more information prior to voting.



Timothy M. Archer,

Age 58

Director Since:
March 2024
Independent:
Yes
Committee:
Compensation
Other Public Directorships:
Lam Research Corporation

Reason for Nomination

- Extensive experience in the technology industry throughout his career, including in his current role as CEO of Lam Research.
- Experience leveraging digital technology to enable and drive service growth through a mix of equipment and software.
- Experience in driving growth in an evolving and increasingly complex industry driven by technology and innovation.
- Experience in leading a global manufacturing, service and technology company.
- Experience in establishing and driving Lam's sustainability initiatives, including setting renewable energy and net zero targets.
- Experience in leading complex transactions, including mergers and acquisitions.

Professional Experience and Background

- President and Chief Executive Officer of Lam Research Corporation, a global supplier of innovative wafer fabrication equipment and services to the semiconductor industry, since December 2018.
- Previously served as President and Chief Operating Officer from January 2018 until December 2018 and Executive Vice President, Chief Operating Officer from 2012 until 2018.
- Spent 18 years at Novellus Systems, Inc., a manufacturer of equipment used in the fabrication of integrated circuits, in various technology development and business leadership roles, including most recently as Chief Operating Officer from 2011 to 2012.
- Began his career in 1989 at Tektronix, where he was responsible for process development for high-speed bipolar integrated circuits.
- Currently serves on the International Board of Directors for SEMI, the global industry association representing the electronics manufacturing and design supply chain.



Jean Blackwell,
Age 71

Director Since:
June 2018
Independent:
Yes
Committees:
Governance,
Executive
Other Public Directorships:
Ingevity Corporation

Reason for Nomination

- Extensive experience as a global business leader, including serving as the CFO of Cummins Inc.
- Significant board leadership experience through her service as board chair and chair of multiple committees at other public companies.
- Extensive experience with public policy and sustainability topics through service as CEO of the Cummins Foundation and Executive Vice President of Corporate Responsibility for Cummins Inc.
- Deep financial acumen as CFO and a senior finance leader in the industrial sector.
- Significant knowledge of the global marketplace gained from her business experience and background.

Professional Experience:

- Served as Chief Executive Officer of Cummins Foundation and Executive Vice President, Corporate Responsibility, of Cummins Inc., a global power leader that designs, manufactures, distributes and services diesel and natural gas engines and engine-related component products, from March 2008 until her retirement in March 2013.
- Served as Cummins' Executive Vice President and Chief Financial Officer from 2003 to 2008, Vice President, Cummins Business Services from 2001 to 2003, Vice President, Human Resources from 1998 to 2001, and Vice President and General Counsel from 1997 to 1998.
- Served as a partner at the law firm of Bose McKinney & Evans LLP from 1984 to 1991.
- Served in state government, including as Executive Director of the Indiana State Lottery Commission and State of Indiana Budget Director.
- Currently serves as a Director of Ingevity Corporation, a leading global manufacturer of specialty chemicals and high-performance carbon materials.
- Previously served as a Director of Celanese Corporation, a global technology and specialty materials company, from 2014 until 2024 and Essendant Inc., a leading national wholesale distributor of business products, from 2007 to 2018.



Pierre Cohade,
Age 64

Director Since:
December 2018
Independent:
Yes
Committee:
Audit
Other Public Directorships:
CEAT Ltd.

Reason for Nomination

- Significant experience in several senior global positions, with extensive experience and expertise in China.
- Experience in overseeing manufacturing and operations in China at The Goodyear Tire & Rubber Company and Triangle Tyre.
- Experience engaging with regulators and governments on public policy issues in Asia.
- Experience leading corporate responsibility initiatives at Goodyear Tire & Rubber Company and Triangle Tyre.
- Experience leading large business units at The Goodyear Tire & Rubber Company, Danone SA, and Eastman Kodak Co.

Professional Experience:

- Served as the Chief Executive Officer of Triangle Tyre, China's largest private tire manufacturer, from 2015 to 2016.
- Served as Senior Advisor at ChinaVest, Wells Fargo's investment banking affiliate in China, from 2013 until 2015.
- Served as the President, Asia Pacific, of The Goodyear Tire & Rubber Company from 2004 to 2011.
- Served as the Division Executive Vice President of the Global Water and Beverage division of Danone SA from 2003 until 2004.
- Served in roles of increasing responsibility at Eastman Kodak Co. from 1985 until 2002, ultimately serving as the Chairman of Kodak's Europe, Africa, Middle East, and Russia Region.
- Currently serves as a director of CEAT Ltd., one of India's leading tire manufacturers, and Eurofor Group, a manufacturer and distributor of drilling machines and equipment.
- Previously served as a director of Acorn International Inc., a leading marketing and branding company in China focused on content creation, distribution, and product sales through digital media, from 2017 to 2021, and Deutsche Bank China from 2017 to 2023.



W. Roy Dunbar,
Age 64

Director Since:
June 2017
Independent:
Yes
Committee:
Governance
Other Public Directorships:
Duke Energy Corporation
McKesson Corporation
SiteOne Landscape Supplies

Reason for Nomination:

- Career-spanning depth of experience across numerous disciplines including healthcare, information technology, payments, insurance and renewable energy.
- Experience in global leadership and service as a director of companies across multiple sectors.
- Experience in leading innovation through information technology at MasterCard and Eli Lilly, including managing cybersecurity risk.
- Significant experience as a leader and director across the US and international markets.

Professional Experience:

- Served as Chairman of the Board of Network Solutions, a technology company and web service provider, and was the Chief Executive Officer from January 2008 until October 2009.
- Served as the President of Global Technology and Operations for MasterCard Incorporated from September 2004 until January 2008.
- Served in various positions at Eli Lilly and Company for 14 years, including President of Intercontinental Operations, and earlier as Chief Information Officer.
- Currently serves as a director of Duke Energy Corporation, one of America's largest energy holding companies, McKesson Corporation, a national wholesale distributor of pharmaceuticals and SiteOne Landscape Supply, Inc., a national wholesale distributor of landscape supplies.
- Previously served as Director of Humana, Inc., Lexmark International and iGate.



Gretchen R. Haggerty,
Age 70

Director Since:
March 2018
Independent:
Yes
Committees:
Audit, Executive
Other Public Directorships:
Teleflex Corporation
Atmus Filtration Technologies, Inc.

Reason for Nomination:

- Deep financial acumen as CFO and senior finance leader in steel and energy industries.
- Financial oversight experience as a director on the audit committee of multiple companies.
- Experience serving on the board of directors of multiple international companies.
- Significant knowledge of the global marketplace gained from her business experience and background.
- Experience leading global teams.

Professional Experience:

- Had a 37-year career with United States Steel Corporation, an integrated global steel producer, and its predecessor, USX Corporation.
- Served as Executive Vice President & Chief Financial Officer and served as Chairman of the U.S. Steel & Carnegie Pension Fund and its Investment Committee from March 2003 until her retirement.
- Served in various financial executive positions at U.S. Steel and USX, beginning in November 1991 when she became Vice President & Treasurer.
- Currently serves as a Director of Teleflex Corporation, a global provider of medical technology products and Atmus Filtration Technologies, a leading provider of filtration products for on-highway commercial vehicles and off-highway agriculture, construction, mining and power generation vehicles and equipment.
- Previously served as a Director of USG Corporation, a leading manufacturer of building materials.



Dr. Ayesha Khanna,
Age 52

Director Since:
March 2023
Independent:
Yes
Committee:
Governance
Other Public Directorships:
None

Reason for Nomination:

- Extensive experience in enterprise information technology, data and artificial intelligence strategy, implementation and risk, including deep, focused expertise on artificial intelligence and smart cities.
- Deep understanding of risk management related to the emerging impacts of accelerating technologies, including cybersecurity, data privacy, artificial intelligence, and compliance.
- Public policy experience advising governments on artificial intelligence and smart cities and through membership in organizations such as the World Economic Forum's Global Future Councils and the Singapore Infocomm Media Authority.
- Executive leadership experience in founding and leading Addo.
- Experience leading global teams.

Professional Experience:

- Co-founder and CEO of Addo AI, a privately held artificial intelligence firm with a focus on smart cities, a position she has held since 2017.
- Served as the Chief Executive Officer of The Keys Global, an education hub for students in coding, robotics, 3D printing and other new technologies, from 2015 until 2016.
- Served as Co-Founder and Director of Hybrid Reality Institute, a research and advisory group established to analyze the social impact of accelerating technologies, from 2010 to 2014.
- Spent more than a decade on Wall Street developing large-scale trading, risk management and data analytics systems.
- Currently serves as the Director of Neom Tonomous, a subsidiary of Neom, responsible for delivering the cognitive infrastructure for the $500 billion smart city under development in Saudi Arabia.
- Founder and Chair of 21st Century Girls (21C Girls), a charity delivering free coding, artificial intelligence and AI classes for girls in Singapore.
- Previously, a director of Aveva, a publicly traded multinational engineering and industrial software solutions provider.
- Has a PhD in Information Systems and Innovation from the London School of Economics and Political Science and has been a strategic advisor on AI, smart cities and fintech to corporations and governments



Seetarama (Swamy) Kotagiri,
Age 57

Director Since:
March 2024
Independent:
Yes
Committee:
Compensation
Other Public Directorships:
Magna International Inc.

Reason for Nomination:

- Deep understanding of technological transformation and innovation from his experience in leading Magna.
- Significant knowledge of an industry characterized by technological and product transformation driven by digital and other emerging technologies.
- Significant operational knowledge and experience gained through service as CEO of Magna and leading multiple segments and businesses.
- Decades of experience leading global teams and adapting to macro-economic trends.
- Significant experience driving Magna's sustainability initiatives, including establishing emissions reduction targets and a net zero commitment.
- Experience in leading large acquisitions and driving organic growth.

Professional Experience:

- CEO of Magna International, one of the largest suppliers in the automotive space, since 2021.
- Held a variety of roles of increasing responsibility at Magna International from 1999 until his appointment as Chief Executive Officer, including President, Magna International, President, Magna Power and Vision, and Executive Vice President and Chief Technology Officer.
- Oversaw several of Magna's segments and businesses, including serving as President, Magna Powertrain and President, Magna Electronics.
- Holds over 12 patents in automotive product and process design.



Jürgen Tinggren,
Age 67

Director Since:
March 2014
Independent:
Yes
Committees:
Governance,
Executive
**Other Public
Directorships:**
N.V. Bekaert S.A.

Reason for Nomination

- Extensive business experience as CEO and board member of leading global companies.
- Deep understanding of building services, industrial products and installation and service businesses.
- Experience as a senior executive of European, U.S. and Asia-based organizations, with a deep understanding of international markets.
- Understanding of digital businesses from his tenure as director of OpenText.
- Significant experience with mergers and acquisitions.
- Experience leading global teams as CEO of Schindler.
- Deep financial understanding as CEO of Schindler.

Professional Experience:

- Served as the Chief Executive Officer of the Schindler Group, a global provider of elevators, escalators and related services, from 2007 until December 2013 and was a member of the Board of Directors of Schindler from March 2014 to 2016.
- Served in a variety of roles at Schindler, joining the Group Executive Committee of Schindler in April 1997, initially responsible for Europe and thereafter for the Asia/Pacific region, followed by Technology and Strategic Procurement.
- Serves as Chairman and head of the Nomination and Governance Committee of N.V. Bekaert S.A., a Belgian-based supplier of steel cord products for tire reinforcement and other specialty steel wire products.
- Previously served as a Director of the Sika AG Group from 2014 to 2018 and a director and Audit Committee member of OpenText Corporation from 2017 to 2020.



Mark Vergnano,
Age 67

Director Since:
September 2016
Independent:
Yes
Committee:
Compensation
**Other Public
Directorships:**
Waters Corporation

Reason for Nomination:

- Extensive global business experience as an executive and CEO of Chemours and DuPont.
- Deep understanding of the operations, global sales, and marketing in both the chemical and industrial sectors.
- Experience leading global teams as CEO of Chemours and in managing a variety of functions and business units at DuPont.
- Experience developing and driving DuPont's government affairs, public policy and corporate social responsibility strategies.
- Deep financial understanding as CEO of Chemours.

Professional Experience:

- Served as the Chairman of the Board of The Chemours Company, a titanium technology, fluoroproducts, and chemical solutions producer, from July 2021 until his retirement in April 2022.
- Served as the President and Chief Executive Officer of Chemours from July 2015 to July 2021.
- Served as Executive Vice President, E. I. du Pont de Nemours and Company from 2009 to June 2015.
- While at DuPont, served as Group Vice President — Safety & Protection from 2006 to 2009, Vice President and General Manager — DuPont Surfaces and Building Innovations from 2005 to 2006 and Vice President and General Manager — DuPont Nonwovens from 2003 to 2005.
- Joined DuPont in 1980 as a process engineer and held a variety of manufacturing, technical and management assignments throughout multiple global locations.
- Currently a director of Waters Corporation, a specialty measurement company.
- Previously served as Chairman of the Board of Directors for the National Safety Council, and the American Chemistry Council and the Future of Stem Scholars Initiative.
- Founding Chair of the Vergnano Institute for Impact at the University of Connecticut.



Joakim Weidemanis,
Age 56

Director Since:
March 2025
Independent:
No
Committee:
Executive
Other Public Directorships:
None

Reason for Nomination:

- Substantial experience leading global technology and service-driven businesses.
- Extensive experience scaling global companies from a foundation of customer orientation, innovation and efficiency.
- Experience in driving business growth organically and inorganically.
- Experience in shaping product portfolios and leveraging technology to drive financial performance.
- Experience as an operational leader in a variety of businesses, regions and markets
- Experience leading global teams.

Professional Experience:

- Became our Chief Executive Officer in March 2025.
- Served as Executive Vice President of Danaher Corporation, a global science and technology company, from 2017 until 2024.
- Most recently responsible for Danaher's Diagnostics group of businesses, as well as all of Danaher's operations in China.
- Previously, responsible for the Product ID and Water Quality groups of businesses at Danaher.
- Held various management positions within Danaher from 2011 until 2017.
- Served as Head of Product Inspection Division of Mettler Toledo from 2005 until 2011.
- Served in various operating and corporate development roles at ABB Ltd. from 1995 until 2005.



John D. Young,
Age 61

Director Since:
December 2017
Independent:
Yes
Committee:
Compensation
Other Public Directorships:
Novartis AG

Reason for Nomination:

- Extensive experience as a business leader with 30 years of experience with Pfizer.
- Specialized expertise in developing healthcare solutions in a variety of medical disciplines, utilizing technology and innovation.
- Experience in corporate social responsibility as a member of the Board of the Pfizer Foundation and his role in overseeing Pfizer's sustainability strategy and commitments.
- Experience leading large business units at Pfizer.
- Significant experience in a number of senior global positions at Pfizer.

Professional Experience:

- Served as the Chief Business Officer of Pfizer Inc. from January 2019 until December 2021 and Special Advisor to the CEO from January 2022 until his retirement in July 2022.
- Served as Group President of Pfizer Innovative Health from January 2018 to December 2018
- Served as Group President, Pfizer Essential Health from June 2016 to January 2018.
- Held various other roles at Pfizer, including Group President, Global Established Pharma Business from January 2014 until June 2016 and President and General Manager, Pfizer Primary Care from June 2012 until December 2013.
- Served as Pfizer's Primary Care Business Unit's Regional President for Europe and Canada from 2009 until June 2012 and U.K. Country Manager from 2007 until 2009.
- Currently a director of Novartis AG, a multinational company specializing in the research, development, manufacturing and marketing of innovative pharmaceuticals and generic medicines.
- Previously a director of Arvinas, Inc., a clinical-stage biopharmaceutical company.

Election of each Director requires an affirmative vote of a majority of the votes properly cast by the holders of ordinary shares represented at the Annual General Meeting in person or by proxy. Each Director's election is the subject of a separate resolution, and shareholders are entitled to one vote per share for each separate Director election resolution.

The Board unanimously recommends that shareholders vote *FOR* the election of each nominee for Director to serve until the completion of the next Annual General Meeting.

PROPOSAL NUMBER TWO
Appointment of Auditors and Authority to Set Remuneration

PricewaterhouseCoopers LLP ("PwC") served as our independent auditors for the fiscal year ended September 30, 2025. The Audit Committee has selected and appointed PwC to audit our financial statements for the fiscal year ending September 30, 2026. The Board, upon the recommendation of the Audit Committee, is asking our shareholders to ratify the appointment of PwC as our independent auditors for the fiscal year ending September 30, 2026, and to authorize the Audit Committee of the Board of Directors to set the independent auditors' remuneration. Although approval is not required by our Memorandum and Articles of Association or otherwise, the Board is submitting the selection of PwC to our shareholders for ratification because we value our shareholders' views on the Company's independent auditors. If the appointment of PwC is not approved by shareholders, it will be considered as notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the appointment is approved, the Audit Committee, in its discretion, may select a different independent auditor at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

How We Select Our Auditor. The Audit Committee considers many factors when appointing our independent auditor, including the quality of the independent audit firm and overall audit process, the reasonableness of audit fees, cultural fit and business acumen and the potential for disruption in our business due to the loss of cumulative institutional knowledge possessed by our current auditor. When the mandated rotation of PwC's lead engagement partner occurs, the Audit Committee oversees and is directly involved in the selection of PwC's new lead engagement partner. The members of the Audit Committee and the Board believe that the continued retention of PwC to serve as our independent auditor is in our and our shareholders' best interests.

Representatives of PwC will attend the Annual General Meeting and will have an opportunity to make a statement if they wish. They will also be available to answer appropriate questions at the meeting.

For independent auditor fee information, information on our pre-approval policy of audit and non-audit services, and the Audit Committee Report, please see below.

The ratification of the appointment of the independent auditors and the authorization for the Audit Committee to set the remuneration for the independent auditors requires the affirmative vote of a majority of the votes properly cast by the holders of ordinary shares represented at the Annual General Meeting in person or by proxy.

The Audit Committee and the Board unanimously recommend a vote *FOR* these proposals.

Audit and Non-Audit Fees

Aggregate fees for professional services rendered to the Company by its independent auditors as of and for the two most recent fiscal years are set forth below. The aggregate fees include fees billed or reasonably expected to be billed for the applicable fiscal year. All Audit, Audit-Related, Tax and All Other services described below were pre-approved by the Audit Committee.

	Fiscal Year 2025	Fiscal Year 2024
	(in millions)	(in millions)
Audit Fees	$23.2	$22.7
Audit-Related Fees	0.0	0.4
Tax Fees	1.6	2.7
All Other Fees	0.0	0.0
Total	$24.8	$25.8

Audit Fees for the fiscal year ended September 30, 2025 were for professional services rendered by PwC and include fees for services performed to comply with auditing standards of the Public Company Accounting Oversight Board ("PCAOB") (United States), including the annual audit of our consolidated financial statements including reviews of the interim financial statements contained in our Quarterly Reports on Form 10-Q, issuance of consents, the issuance of comfort letters associated with debt offerings and the audit of our internal control over financial reporting. This category also includes fees for audits provided in connection with statutory filings or services that generally only the principal auditor reasonably can provide to a client, such as assistance with and review of documents filed with the U.S. Securities and Exchange Commission ("SEC").

Audit-Related Fees for the fiscal year ended September 30, 2025, were for services rendered by PwC and include fees associated with assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category can include fees related to assistance in financial due diligence related to mergers, acquisitions and divestitures, carve-outs associated with divestitures and spin-off transactions, consultations concerning financial accounting and reporting standards and regulatory requirements, pre-implementation reviews of certain information technology systems, audits of pension and other employee benefit plans and audit services not required by statute or regulation.

Tax Fees for the fiscal year ended September 30, 2025, were for services rendered by PwC and primarily include fees associated with tax audits, tax compliance, tax consulting, transfer pricing and tax planning. This category can also include tax planning on mergers and acquisitions, and restructurings, and other services related to tax disclosure and filing requirements.

All Other Fees for the fiscal year ended September 30, 2025, were for services rendered by PwC and primarily include fees associated with training seminars related to accounting, finance and tax matters, technology tools related to accounting and reporting research, and other permissible advisory services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee has a pre-approval policy that provides guidelines for the audit, audit-related, tax and other permissible non-audit services that may be provided by the independent auditors. The policy identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that the auditors' independence is not impaired. The policy provides that the Chief Accounting Officer will support the Audit Committee by providing a list of proposed services to the Committee, monitoring the services and fees pre-approved by the Committee, providing periodic reports to the Audit Committee with respect to pre-approved services and ensuring compliance with the policy.

Under the policy, the Audit Committee annually pre-approves the audit fee and terms of the engagement, as set forth in the engagement letter. This annual pre-approval also includes a specified list of audit, audit-related and tax services with pre-approved amounts specified in each service category. Any service not included in the specified list of services must be submitted to the Audit Committee for pre-approval. No service may extend for more than 12 months, unless the Audit Committee specifically provides for a different period. The independent auditor may not begin work on any engagement without confirmation of Audit Committee pre-approval from the Chief Accounting Officer or his or her delegate.

In accordance with the policy, the chair of the Audit Committee has been delegated the authority by the Committee to pre-approve the engagement of the independent auditors for a specific service when the entire Committee is unable to do so. All such pre-approvals must be reported to the Audit Committee at the next Committee meeting.

Audit Committee Report

The Audit Committee of the Board is composed of three Directors, each of whom the Board has determined meets the independence and experience requirements of the New York Stock Exchange ("NYSE") and the SEC. The Audit Committee operates under a charter approved by the Board, which is posted on our website. As more fully described in its charter, the Audit Committee oversees Johnson Controls' financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process. Management assures that the Company develops and maintains adequate financial controls and procedures, and monitors compliance with these processes. Johnson Controls' independent auditors are responsible for performing an audit in accordance with auditing standards generally accepted in the United States to obtain reasonable assurance that Johnson Controls' consolidated financial statements are free from material misstatement and expressing an opinion on the conformity of the financial statements with accounting principles generally accepted in the United States. The internal auditors are responsible to the Audit Committee and the Board for testing the integrity of the financial accounting and reporting control systems, as well as other matters as determined by the Audit Committee and the Board.

In this context, the Audit Committee has reviewed the U.S. GAAP consolidated financial statements for the fiscal year ended September 30, 2025, and has met and held discussions with management, the internal auditors and the independent auditors concerning these financial statements, as well as the report of management and the report of the independent registered public accounting firm regarding the Company's internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act. Management represented to the Committee that Johnson Controls' U.S. GAAP consolidated financial statements were prepared in accordance with U.S. GAAP. In addition, the Committee has discussed with the independent auditors the auditors' independence from Johnson Controls and its management as required under Public Company Accounting Oversight Board Rule 3526, Communication with Audit Committees Concerning Independence, and the matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard AU Section 380 (Communication with Audit Committees) and Rule 2-07 of SEC Regulation S-X.

In addition, the Audit Committee has received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence. Based upon the Committee's review and discussions referred to above, the Committee recommended that the Board include Johnson Controls' audited consolidated financial statements in Johnson Controls' Annual Report on Form 10-K for the fiscal year ended September 30, 2025 filed with the Securities and Exchange Commission and that such report be included in Johnson Controls' annual report to shareholders for the fiscal year ended September 30, 2025.

Submitted by the Audit Committee,

Gretchen R. Haggerty, Chair
Pierre Cohade
Seetarama Kotagiri

PROPOSAL NUMBER THREE
Authorization to Make Market Purchases of Company Shares

We have historically used open-market share purchases as a means of returning cash to shareholders and managing the size of our base of outstanding shares. These are longstanding objectives that management believes are important to continue.

Under Irish law, neither the Company nor any subsidiary of the Company may make market purchases or overseas market purchases of the Company's shares without shareholder approval. Accordingly, shareholders are being asked to authorize the Company, or any of its subsidiaries, to make market purchases and overseas market purchases of up to 10% of the Company's issued shares. This authorization expires eighteen months after its issuance, unless renewed; accordingly, we expect to propose its renewal at subsequent Annual General Meetings.

Such purchases would be made only at price levels which the Directors considered to be in the best interests of the shareholders generally, after taking into account the Company's overall financial position. The Company currently expects to effect repurchases under our existing share repurchase authorization as redemptions pursuant to Article 3(d) of our Articles of Association. Whether or not this proposed resolution is passed, the Company will retain its ability to effect repurchases as redemptions pursuant to its Articles of Association, although subsidiaries of the Company will not be able to make market purchases or overseas market purchases of the Company's shares unless the resolution is adopted.

For the Company or any of its subsidiaries to make overseas market purchases of the Company's ordinary shares, such shares must be purchased on a market recognized for the purposes of the Companies Act 2014. The NYSE, on which the Company's ordinary shares are listed, is specified as a recognized stock exchange for this purpose by Irish law. The general authority, if approved by our shareholders, will take effect from the date of passing the authorizing resolution.

Ordinary Resolution

The text of the resolution in respect of Proposal 3 (which is proposed as an ordinary resolution) is as follows:

RESOLVED, that the Company and any subsidiary of the Company is hereby generally authorized to make market purchases and overseas market purchases of ordinary shares in the Company ("shares") on such terms and conditions and in such manner as the Board of Directors of the Company may determine from time to time but subject to the provisions of the Companies Act 2014 and to the following provisions:

(a) The maximum number of shares authorized to be acquired by the Company and/or any subsidiary of the Company pursuant to this resolution shall not exceed, in the aggregate, 64,000,000 ordinary shares of US $0.01 each (which represents slightly less than 10% of the Company's issued ordinary shares).

(b) The maximum price to be paid for any ordinary share shall be an amount equal to 110% of the closing price on the New York Stock Exchange for the ordinary shares on the trading day preceding the day on which the relevant share is purchased by the Company or the relevant subsidiary of the Company, and the minimum price to be paid for any ordinary share shall be the nominal value of such share.

(c) This general authority will be effective from the date of passing of this resolution and will expire on the earlier of the date of the Annual General Meeting in 2027 or eighteen months from the date of the passing of this resolution, unless previously varied, revoked or renewed by ordinary resolution in accordance with the provisions of section 1074 of the Companies Act 2014. The Company or any such subsidiary may, before such expiry, enter into a contract for the purchase of shares which would or might be executed wholly or partly after such expiry and may complete any such contract as if the authority conferred hereby had not expired.

The authorization for the Company and/or any of its subsidiaries to make market purchases and overseas market purchases of Company shares requires the affirmative vote of a majority of the votes properly cast (in person or by proxy) at the Annual General Meeting.

The Board unanimously recommends that shareholders vote *FOR* this proposal.

PROPOSAL NUMBER FOUR
Determine the Price Range at which the Company can Re-Allot Treasury Shares

Our historical open-market share repurchases and other share buyback activities result in ordinary shares being acquired and held by the Company as treasury shares. We may re-allot treasury shares that we acquire through our various share buyback activities in connection with our executive compensation program and our other compensation programs.

Under Irish law, our shareholders must authorize the price range at which we may re-allot any shares held in treasury (including by way of re-allotment off-market). In this proposal, that price range is expressed as a minimum and maximum percentage of the prevailing market price (as defined below). Under Irish law, this authorization expires after eighteen months unless renewed; accordingly, we expect to propose the renewal of this authorization at subsequent Annual General Meetings.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be re-allotted are 95% and 120%, respectively, of the average closing price per ordinary share of the Company, as reported by the NYSE, for the thirty (30) trading days immediately preceding the proposed date of re-allotment, save that the minimum price for a re-allotment to satisfy an obligation under an employee share plan is the par value of a share. Any re-allotment of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

Special Resolution

The text of the resolution in respect of Proposal 4 (which is proposed as a special resolution) is as follows:

> **RESOLVED**, that the re-allotment price range at which any treasury shares held by the Company may be re-allotted shall be as follows:
>
> **(a)** the maximum price at which such treasury share may be re-allotted shall be an amount equal to 120% of the "market price," and
>
> **(b)** the minimum price at which a treasury share may be re-allotted shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share plan operated by the Company or, in all other cases, an amount equal to 95% of the "market price," and
>
> **(c)** for the purposes of this resolution, the "market price" shall mean the average closing price per ordinary share of the Company, as reported by the New York Stock Exchange, for the thirty (30) trading days immediately preceding the proposed date of re-allotment.
>
> **FURTHER RESOLVED**, that this authority to re-allot treasury shares shall expire on the earlier of the date of the Annual General Meeting of the Company held in 2027 or eighteen months after the date of the passing of this resolution unless previously varied or renewed in accordance with the provisions of section 109 and/or 1078 (as applicable) of the Companies Act 2014 (and/or any corresponding provision of any amended or replacement legislation) and is without prejudice or limitation to any other authority of the Company to re-allot treasury shares on-market.

The authorization of the price range at which the Company may re-allot any shares held in treasury requires the affirmative vote of at least 75% of the votes properly cast (in person or by proxy) at the Annual General Meeting.

The Board unanimously recommends that shareholders vote **FOR** this proposal.

PROPOSAL NUMBER FIVE

Advisory Vote on Executive Compensation

The Board recognizes that providing shareholders with an advisory vote on executive compensation can produce useful information on investor sentiment with regard to the Company's executive compensation programs. As a result, this proposal provides shareholders with the opportunity to cast an advisory vote on the compensation of our executive management team, as described in the section of this Proxy Statement entitled ***"Compensation Discussion & Analysis,"*** and endorse or not endorse our fiscal year 2025 executive compensation philosophy, programs and policies and the compensation paid to the Named Executive Officers.

The advisory vote on executive compensation is non-binding, meaning that our Board will not be obligated to take any compensation actions or to adjust our executive compensation programs or policies, as a result of the vote. Notwithstanding the advisory nature of the vote, the resolution will be considered passed with the affirmative vote of a majority of the votes properly cast by the holders of ordinary shares represented at the Annual General Meeting in person or by proxy.

Although the vote is non-binding, our Board and the Compensation and Talent Development Committee will review the voting results. To the extent there is a significant negative vote, we would communicate directly with shareholders to better understand the concerns that influenced the vote. The Board and the Compensation and Talent Development Committee would consider constructive feedback obtained through this process in making future decisions about executive compensation programs. We currently hold the advisory vote on executive compensation on an annual basis and intend to hold the next such vote at the 2027 Annual General Meeting.

Advisory Non-Binding Resolution

The text of the resolution, which, if thought fit, will be passed as an advisory non-binding resolution at the Annual General Meeting, is as follows:

> **RESOLVED**, that shareholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in the Compensation Discussion & Analysis section of this Proxy Statement pursuant to Item 402 of Regulation S-K.

The Board unanimously recommends that shareholders vote ***FOR*** this proposal.

PROPOSAL NUMBER SIX
Authorization for Directors to Allot Company Shares

Under Irish law, directors of an Irish public limited company must have authority from its shareholders to issue any shares, including shares which are part of the company's authorized but unissued share capital. The Company's current authorization, approved by shareholders at our 2025 Annual General Meeting, will expire on March 4, 2026 — the date of the 2026 Annual General Meeting. We are presenting this proposal to renew the Board's authority to issue authorized but unissued shares on the terms set forth below. If this proposal is not passed, the Company will have a limited ability to issue new ordinary shares.

We understand it is customary practice for Irish companies listed in the U.S. to seek shareholder authority to issue shares up to an aggregate nominal value of 20% of the company's issued share capital and for such authority to be renewed each year. Therefore, in accordance with customary practice in Ireland and the rules and standards applicable to companies listed in the U.S., we are seeking approval to issue up to a maximum of 20% of our issued ordinary share capital for a period expiring on the earlier of the date of the Company's Annual General Meeting in 2027 or September 4, 2027, unless otherwise renewed, varied or revoked. We expect to propose renewal of this authorization at subsequent Annual General Meetings.

Granting the Board this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. This authority is fundamental to our business and enables us to issue shares, including, if applicable, in connection with funding acquisitions and raising capital. We are not requesting that you approve an increase in our authorized share capital or a specific issuance of shares. Instead, approval of this proposal will only grant the Board the authority to issue shares that are already authorized under our Articles of Association upon the terms below. In addition, as a NYSE-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and the SEC, including those rules that limit our ability to issue shares under specified circumstances. This authorization is required as a matter of Irish law and is not otherwise required for other companies listed on the NYSE with whom we compete. Accordingly, approval of this resolution would merely place us on par with other NYSE-listed companies.

Ordinary Resolution

The text of the resolution in respect of Proposal 6 (which is proposed as an ordinary resolution) is as follows:

> "**RESOLVED** that the directors be and are hereby generally and unconditionally authorized to exercise all powers to allot and issue relevant securities (within the meaning of section 1021 of the Companies Act 2014) up to an aggregate nominal value of US $1,286,103 (being equivalent to approximately 20% of the aggregate nominal value of the issued share capital of the Company as at the last practicable date prior to the issue of the notice of this meeting) and the authority conferred by this resolution shall expire on the earlier of the date of the Company's Annual General Meeting in 2027 or September 4, 2027, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

As required under Irish law, the resolution in respect of this proposal is an ordinary resolution that requires the affirmative vote of a majority of the votes properly cast (in person or by proxy) at the Annual General Meeting.

The Board unanimously recommends that shareholders vote *FOR* this proposal.

PROPOSAL NUMBER SEVEN
Waiver of Statutory Pre-Emption Rights

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro-rata basis (commonly referred to as the pre-emption right). Our current authorization, approved by shareholders at our 2025 Annual General Meeting, will expire on March 4, 2026 — the date of the 2026 Annual General Meeting. We are therefore proposing to renew the Board's authority to opt out of the pre-emption right on the terms set forth below.

We understand it is customary practice for Irish companies listed in the U.S. to seek shareholder authority to opt out of the pre-emption rights provision in the event of the issuance of shares for cash, if the issuance is limited to up to 20% of a company's issued ordinary share capital. It is also customary practice for such authority to be renewed on an annual basis. Therefore, in accordance with customary practice in Ireland and the rules and standards applicable to companies listed in the U.S., we are seeking this authority, pursuant to a special resolution, to authorize the directors to issue shares for cash up to a maximum of approximately 20% of the Company's issued share capital without applying statutory pre-emption rights for a period expiring on the earlier of the Annual General Meeting in 2027 or September 4, 2027, unless otherwise varied, renewed or revoked. We expect to propose renewal of this authorization at subsequent Annual General Meetings.

Granting the Board this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish customary practice. Similar to the authorization sought for Proposal 6, this authority is fundamental to our business and, if applicable, will facilitate our ability to fund acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorized share capital. Instead, approval of this proposal will only grant the Board the authority to issue shares in the manner already permitted under our Articles of Association upon the terms below. Without this authorization, in each case where we issue shares for cash, we would first have to offer those shares on the same or more favorable terms to all of our existing shareholders. This requirement could cause delays in the completion of acquisitions and capital raising for our business. This authorization is required as a matter of Irish law and is not otherwise required for other companies listed on the NYSE with whom we compete. Renewal of the authorization as described above is fully consistent with NYSE rules and listing standards and with U.S. capital markets practice and governance standards. Accordingly, approval of this resolution would merely place us closer to par with other NYSE-listed companies.

Special Resolution

The text of the resolution in respect of Proposal 7 (which is proposed as a special resolution) is as follows:

"**RESOLVED** that the directors be and are hereby empowered pursuant to section 1023 of the Companies Act 2014 to allot equity securities (as defined in section 1023 of that Act) for cash, pursuant to the authority conferred by proposal 6 of the notice of this meeting as if sub-section (1) of section 1022 of that Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal value of US $1,286,103 (being equivalent to approximately 20% of the aggregate nominal value of the issued share capital of the Company as at the last practicable date prior to the issue of the notice of this meeting) and the authority conferred by this resolution shall expire on the earlier of the Company's Annual General Meeting in 2027 or September 4, 2027, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

As required under Irish law, the resolution in respect of Proposal 7 is a special resolution that requires the affirmative vote of at least 75% of the votes cast. In addition, under Irish law, the Board may only be authorized to opt out of pre-emption rights if it is authorized to issue shares, which authority is being sought in Proposal 6.

The Board unanimously recommends that shareholders vote *FOR* this proposal.

Vision and Values of Our Board

Our vision is a safe, comfortable and sustainable world. In addition to achieving financial performance objectives, our Board and management believe that we must take a leadership position in corporate governance to fulfill our vision. Our Board believes that good governance requires not only an effective set of specific practices but also a culture of responsibility throughout the company. We believe that good governance ultimately depends on the quality of leadership and are committed to recruiting and retaining Directors and officers of proven leadership ability and personal integrity. Our Board has adopted *Corporate Governance Guidelines,* which provide a framework for our governance practices and philosophy.

Integrity First	Purpose Led	Customer Driven	Future Focused	One Team
We promise honesty and transparency. We uphold the highest standards of integrity and honor the commitments we make.	We believe in doing well by doing good and hold ourselves accountable to make the world a better place through the solutions we provide, our engagement in society, the way we do business, and our commitment to protect people and the environment.	We win when our customers win. Our long-term strategic relationships provide unique insights and the ability to deliver exceptional customer experiences and solutions.	Our culture of innovation and continuous improvement drives us to solve today's challenges while constantly asking 'what's next.'	We are one team, dedicated to working collaboratively together to create purposeful solutions that propel the world forward.

Future Focused and Customer Driven Board Engagement

The Board frequently engages with management on the Company's ongoing product and service innovation. Throughout the year, the Board receives updates from management on how the Company is developing and executing its strategy to build and expand its technological capabilities to deliver new and differentiated products and services grounded in deep understandings of how the Company's customers operate, including lifecycle-based solutions that address customers' needs in data centers, decarbonization, energy efficiency and mission-critical environments.

During fiscal year 2025, the Board participated in customer facility tours that spotlighted the data center cooling chain as well as the application of the Company's products supporting one of the largest chiller plants on the United States east coast. The Board deepened its understanding of the Company's product and technology innovation with these engagements, gaining a deeper understanding of the unique technological challenges and solutions in the data center environment and illustrating how the Company is developing, testing and deploying new technologies and solutions designed to address customers' needs and create competitive differentiation for the Company's products and services.

Purpose Led Board Engagement

The Board recognizes the importance of sustainability in the Company's vision, values and strategy. During fiscal year 2025, the Governance and Sustainability Committee provided oversight and guidance to management in connection with the Company's continued progress toward its sustainability goals, including successfully meeting or exceeding its 2025 targets. With these targets achieved, the Board and the Governance and Sustainability Committee continued to look forward to the future, engaging with management in the planning and execution of the Company's sustainability strategy, including the path toward achieving its 2030 sustainability targets amid a changing global regulatory environment.

The full Board was frequently engaged with management on the intersection of sustainability and the Company's business strategy, reviewing and discussing the Company's strategy to be a world leader in building decarbonization and energy efficiency. Through these engagements, the Board gained a deeper understanding of the key technologies, strategies, and capabilities that position the Company to provide differentiated decarbonization solutions to its customers benefiting the environment and the bottom line.

Board Mission/Responsibilities

The mission of the Board is to promote the long-term value and health of Johnson Controls, in the interests of its shareholders and to set an ethical "tone at the top." All corporate authority is exercised by the Board except for those matters reserved to the shareholders. The Board retains oversight authority — defining and overseeing the implementation of and compliance with standards of accountability and monitoring the effectiveness of management policies and decisions in an effort to ensure that the Company is managed in such a way to achieve its objectives. The Board delegates its authority to management, who is responsible for managing the everyday affairs of the Company. Management regularly reviews major actions and initiatives with the Board prior to implementation. The Board regularly engages with management on significant strategic matters, evaluating risk, strategic rationale, long-term value and other criteria to support its review and approval of management's operational plan and other significant strategic matters.

WORKING DYNAMICS
- Candid discussions
- Open access to management and information
- Focus on reputation and performance
- Regular engagement between formal meetings

BOARD COMPOSITION
- Broad range of backgrounds
- Variety of skills and experiences
- Independence

BOARD EFFECTIVENESS

BOARD STRUCTURE
- Independent Board Chair
- Three standing committees
- All independent Directors on each standing committee

GOVERNANCE PRACTICES
- Candid self-evaluation
- Oversight of CEO/management performance
- Board/management succession planning

Areas of Focus for the Board

STRATEGY AND OPERATIONS
- Ensuring that processes are in place designed to maintain the integrity and ethical conduct of the Company; reviewing and approving the strategic plans and profit plans; reviewing corporate performance and staying apprised of relations with shareholders.

GOVERNANCE & RISK MANAGEMENT
- Overseeing and evaluating management's systems and processes for the identification, assessment, management, mitigation and reporting of major risks; establishing corporate governance standards.

TALENT AND SUCCESSION PLANNING
- Overseeing and evaluating management's systems and senior management performance and compensation; providing advice and counsel to senior management; planning for effective succession.

BOARD COMPOSITION & EFFECTIVENESS
- Recommending candidates to the shareholders for election to the Board; setting standards for Director qualification, orientation and continuing education; reviewing and assessing the Board's leadership structure; and undertaking an annual performance evaluation regarding the effectiveness of the Board.

Board Expertise

The Director nominees as a whole are strong in their vision, strategy and business judgment. They possess a robust collective knowledge of management and leadership, business operations, crisis management, risk assessment, industry expertise, accounting and finance, technology and innovation, public policy, sustainability and corporate social responsibility, corporate governance, and global markets.

Skills and Expertise	Archer	Blackwell	Cohade	Dunbar	Haggerty	Khanna	Kotagiri	Tinggren	Vergnano	Weidemanis	Young
Executive Leadership Experience Directors with significant leadership experience over an extended period, including as chief executive officer or chief financial officer, provide the Company with special insight into how large organizations operate, including strategy, productivity, regulatory concerns, talent development and risk management.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Experience Leading Global Teams Directors who have worked in global companies have experience in markets outside the United States and bring valuable knowledge to the Company, including exposure to a wide range of cultural perspectives and practices, and provide critical insights in light of the Company's global operations.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial and Accounting Expertise Directors with an understanding of accounting and financial reporting processes, particularly in large global businesses, provide an important oversight role.		✓	✓		✓			✓	✓		✓
Public Policy Experience Directors with public policy and government experience have key insight into the role of regulatory issues and government affairs affecting the Company.	✓	✓	✓			✓			✓		✓
Cybersecurity, Technology and Innovation Experience Directors with expertise in cybersecurity, IT, technology fields and/or driving technological innovation are important as we continue to transform and evolve our business through digital solutions and services.	✓			✓		✓	✓	✓		✓	✓
Manufacturing and Industry Experience Directors with experience in the industry and markets served by the Company offer a valuable perspective for operations.	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓
Corporate Governance Experience Directors with experience in corporate governance, such as service on boards and board committees, or as governance executives of other large, public companies, are familiar with the dynamics and operation of a board of directors and the impact that governance policies have on the Company.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Responsibility/Sustainability Experience Directors with experience in corporate responsibility initiatives, including sustainability, help drive our mission to create smart and sustainable buildings for the communities in which we live, work, learn and play.	✓	✓	✓	✓		✓	✓		✓		✓
M&A Experience Directors with experience in M&A provide key insights relevant to our business portfolio and our long-term strategic planning.	✓	✓	✓		✓		✓	✓	✓	✓	✓

Board Composition, Tenure and Refreshment

Nominee	Tenure (years)	Age	Gender	Race/Ethnicity	Committee Chair	Other Public Boards
Timothy M. Archer	1	58	M	White		1
Jean Blackwell	7	71	F	White	✓	1
Pierre Cohade*	7	64	M	White		1
W. Roy Dunbar*	8	64	M	Black		3
Gretchen R. Haggerty	7	70	F	White	✓	2
Ayesha Khanna*	2	52	F	Asian		0
Seetarama (Swamy) Kotagiri	1	57	M	Asian		1
Jürgen Tinggren*	11	67	M	White		1
Mark Vergnano	9	67	M	White		1
Joakim Weidemanis*	0	56	M	White		0
John D. Young*	8	61	M	White	✓	1

(*) Non-US Citizen or Dual Citizenship.

The Governance and Sustainability Committee, in accordance with the Board's Corporate Governance Guidelines, seeks to create a Board that is strong in its collective knowledge and has a variety of skills and experience with respect to vision and strategy, management and leadership, business operations, business judgment, crisis management, risk assessment, industry knowledge, accounting and finance, corporate governance and global markets. The Johnson Controls Board does not have a specific policy or requirement regarding diversity, but aims to ensure that the Board's members reflect a wide range of experience, skills, and backgrounds when evaluating the overall composition of the Board and selecting Director nominees. The Board takes into account the current composition of the Board and the extent to which a candidate's particular background, expertise and experience will complement the expertise and experience of other Directors. The Governance and Sustainability Committee also considers whether the Board has an appropriate combination of worldwide market exposure and subject matter expertise in light of Johnson Controls' current and expected future needs. The Governance and Sustainability Committee believes that it is desirable for Directors to contribute to a variety of viewpoints on the Board, which may be enhanced by a mix of different professional and personal backgrounds and experiences. As previously disclosed, Simone Menne retired from the Board at the 2025 Annual General Meeting. Women currently comprise 25% of the Board and have composed at least 30% of the Board since 2023 and prior to Ms. Menne's retirement. The Governance and Sustainability Committee has engaged an outside director search firm and intends to appoint or nominate a new independent director at a future date and will take into account the Board's historical composition, as well as the feedback and policies of its shareholders, when selecting a new director.

8 Men

3 Women

8 White

1 Black

2 Asian

6 International Citizens

1 LGBTQ+

+5
Directors added in the last 3 years


91%
of our director nominees are independent

4 have tenure of < 5 years

5 have tenure of 5-8 years

2 have tenure of > 8 years

Board Leadership

In 2025, in connection with the retirement of George Oliver and the appointment of Joakim Weidemanis as the Company's Chief Executive Officer, the Board determined it was appropriate to change its leadership structure to separate the roles of Chair and CEO and designate an independent Board Chair. The Board made this determination based on an evaluation of how best to support Mr. Weidemanis in his transition to the role of CEO and provide continuity of leadership at the Board. The Board also considered shareholder perspectives on leading corporate governance practices. As a result, Mark Vergnano was appointed as Board Chair upon the retirement of Mr. Oliver from the Board.

Mr. Vergnano joined our Board in 2016. During his tenure as a Board member, Mr. Vergano has established strong and effective working relationships with his fellow Directors and garnered their trust and respect. Furthermore, he has demonstrated strong leadership skills, independent thinking and a deep understanding of our business. Mr. Vergano was deeply involved in the Company's CEO succession process and has played a key role in supporting Mr. Weidemanis during his transition into the CEO role.

Together with the CEO, the Board Chair hosts informal Board update calls on a monthly basis between Board meetings to keep Directors current on important business developments and the status of key strategic and operational initiatives. These update calls provide Directors with the opportunity to stay current on matters impacting the Company, which facilitates more efficient and robust discussions at the regularly scheduled Board meetings.

The Board has not designated a separate Lead Director in light of its current governance structure, as the Board does not consider this role to be useful or appropriate when the Board Chair is determined to be independent.

The Board believes our overall corporate governance measures help ensure that strong, independent Directors continue to effectively oversee our management and key issues related to strategy, risk and integrity; executive compensation, CEO evaluation, and succession planning.

Board Oversight of Strategy

One of the Board's primary responsibilities is overseeing management's establishment and execution of the Company's strategy. The full Board oversees strategy and strategic risk through robust and constructive engagement with management, taking into consideration our key priorities, global trends impacting our business, regulatory developments, technological developments and disruptors to our businesses. The Board's oversight of our strategy primarily occurs through regular and deep-dive reviews of the Company's strategic plans. During these reviews, management provides the Board with its view of the key commercial and strategic risks and opportunities faced by the Company; and the Board provides management with feedback on whether management has identified the key risks and opportunities and is taking appropriate action to strategically position the Company to meet its objectives and goals. Because the Company's strategic initiatives are subject to rapidly evolving business dynamics, the Board regularly receives updates on key strategic initiatives throughout the year to ensure progress is being made against goals, understand where adjustments or refinements to strategy may be appropriate and stay current on issues impacting the business.

The Board's oversight of strategy was prominent throughout the year as the Company furthered its strategy to advance smart, healthy and sustainable buildings to power its customers' missions. At every regularly scheduled Board meeting, the Board received updates from management on how the Company was positioning itself to capitalize on the emerging and prevalent trends in the commercial buildings industry, including data centers, decarbonization, smart buildings and mission-critical environments. These discussions were supplemented by regular, in-depth discussions on how the Company's business segments and functions supported the execution of the Company's strategy and worked to develop or expand differentiated capabilities in each of the Company's strategic pillars. The Board also engaged with management on the key risks to the Company's strategy.

The Board provided focused oversight and guidance as the Company executed its strategy to simplify its portfolio. The Board was frequently engaged with management and the Company's external advisors during the Company's strategic review of its non-commercial product lines. The Board participated in regular portfolio review sessions and provided advice and guidance to management throughout the strategic review process, including the completion of the sale of the Company's Air Distribution Technologies and Residential & Light Commercial businesses. Throughout this process, the Board has been and continues to be engaged with the Company and its external advisors to transform the Company into a simpler, more focused company focused on driving growth and profit.

For additional information on our strategy, see "Business Strategy" in Item 1 of our Annual Report on Form 10-K filed with the SEC on November 14, 2025.

Board Oversight of Talent and Succession Planning

Our Board oversees management succession planning and talent development. The Compensation and Talent Development Committee is charged with reviewing the talent development and succession plans for the CEO and other senior leadership positions, senior leadership pipeline development and our human capital initiatives and progress.

The Compensation and Talent Development Committee regularly reviews the CEO succession plan and the succession plans for key positions at the senior executive level across the Company. The CEO and CHRO regularly review with the Compensation and Talent Development Committee on the assessment and the development of a pipeline of senior leaders who are potential successors for these roles. In addition, the full Board regularly discusses succession and/or talent management at its quarterly meetings. These discussions are led by the CEO and CHRO, with periodic assistance from other senior leaders within the Company and firms with talent assessment expertise. These discussions encompass critical leadership competencies, talent assessment, talent needs, short-term and long-term development, and the readiness of executives, as well as the pool of external talent. The Board also evaluates succession and development plans in the context of our overall business strategy and culture. Potential leaders are visible to Board members through formal presentations and informal events to allow Directors to personally engage with current and future leaders. In fiscal year 2025, Board members were actively involved in the succession planning for the Chief Human Resources Officer and Vice President and President, Americas. Board members were involved in working with management to develop the talent pipeline and succession plans for each position.

Our Board also establishes steps to address emergency CEO succession planning in extraordinary circumstances. Our emergency CEO succession planning is intended to enable our Company to respond to unexpected emergencies and minimize potential disruptions or losses of continuity to our Company's business and operations.

CEO Succession

During fiscal year 2024, George Oliver informed the Board of Directors that it was time to initiate the Board's CEO succession plan in advance of his retirement. The full Board engaged in a comprehensive succession process, led by Ms. Blackwell and Messrs. Tinggren and Vergnano and supported by an external search firm engaged by the Company, to identify Mr. Oliver's successor. The Board worked together with its external advisor to align on key skills and search criteria for the Company's next CEO, building on the Board's prior CEO succession planning. The Board interviewed a slate of internal and external candidates, seeking a leader best positioned to lead the Company in its next chapter of growth. Based on this process, the Board determined to appoint Mr. Weidemanis as the Company's next CEO based on his proven track record in leading global technology and service-driven businesses and delivering profitable growth. In addition, the position of Board Chair was separated from the role of CEO and transitioned from Mr. Oliver to Mr. Vergnano in order to support Mr. Weidemanis' transition into the role of CEO and provide continuity of leadership at the Board.

Spotlight on CEO Succession Planning

- CEO succession is among the most important roles of the Board

- The CEO, CHRO and the Board maintain a strong, collaborative relationship, with frequent discussions on CEO succession planning, succession readiness and C-Suite executive development

- The Board and management, supported by external advisors, align on a CEO profile and selection criteria, supported by a robust forward-looking approach to executive talent development and meaningful exposure of candidates to the Board.

- The CEO and CHRO lead regular discussions about the evolving leadership requirements based on the Company's strategic direction and the modification of development plans of internal candidates.

- Management enables frequent opportunities for the Board to interact with candidates, observe patterns of performance and behavior and gain insight into candidates' succession readiness.

Board and Committee Oversight of Risk Management



Our Risk Governance Structure

The Board exercises its oversight responsibility for risk both directly and through its standing committees. Throughout the year, the Board and each committee spend a portion of their time reviewing and discussing specific risk topics. Key risk areas discussed by the full Board during 2025 included executive succession, manufacturing, cybersecurity, geopolitical risk, technology disruption and portfolio simplification.

- On an annual basis, the Chief Compliance Officer and other members of senior management report on our top enterprise risks, and the steps management has taken or will take to mitigate these risks.
- Our Chief Digital and Information Officer and Chief Information Security Officer review information technology and cybersecurity with the Board.
- The General Counsel and Chief Sustainability and External Relations Office update the Board regularly on material legal and regulatory matters.
- Board meetings regularly include strategic overviews by the CEO that describe the most significant issues, including risks, affecting the Company.
- The Chief Human Resources Officer regularly updates the Board on significant human capital matters, including succession planning, performance, talent development and inclusion and organizational health.
- The Board is regularly provided with updates from the leaders of Johnson Controls' businesses and functions.

Audit Committee

Oversees risks related to:
- financial statements and financial reporting
- accounting and internal controls
- tax
- regulatory compliance
- internal ethics and compliance programs

Compensation and Talent Development Committee

Oversees risks related to:
- compensation policies and practices
- talent development and retention
- management succession planning
- human capital management
- talent and inclusion
- organizational health

Governance and Sustainability Committee

Oversees risks related to:
- Company's corporate governance policies and EHS programs
- the Company's ERM process
- information technology and cybersecurity
- public policy, government relations and corporate responsibility and sustainability/climate change

Senior Management

Johnson Controls' senior management is responsible for assessing and managing the Company's various exposures to risk on a day-to-day basis, including the identification and management of risks through Johnson Controls' robust enterprise risk management ("ERM") process. The ERM is a data driven program that combines quantitative and qualitative information to ensure the most important risks are prioritized. The Company's ERM process is conducted annually and provides the enterprise with a common framework and terminology to ensure consistency in identification, reporting and management of key risks. The ERM assessment also informs the strategic planning, internal audit and sustainability processes and includes a formal process to identify and document the key risks to Johnson Controls perceived by a variety of stakeholders in the enterprise. The ERM includes a leadership review process to align standards with the immediacy or impact of the risk. The Company will consult with outside agencies as necessary to identify and understand emerging risks. The ERM process is overseen by the Company's Chief Compliance Officer, who reports to the General Counsel.

Oversight of Cybersecurity

We understand that cybersecurity is an essential component of the Board's oversight responsibility. The Board receives information technology and cybersecurity updates from senior management, including the Chief Digital and Information Officer and the Chief Information Security Officer, several times per year. These updates cover the cybersecurity risks facing our enterprise information technology structure, as well as our digital products and services. The Governance and Sustainability Committee provides a deeper level of oversight through quarterly engagements with senior management, including the Chief Digital and Information Officer and the Chief Information Security Officer, to review our cybersecurity program, focusing on the highest-risk areas and key mitigation strategies. Topics covered in fiscal year 2025 included: internal and external cybersecurity updates, data protection, AI, data privacy, and cybersecurity protections for directors and executives. The Board has enhanced its oversight capabilities by engaging an independent third-party cybersecurity advisor to advise, educate and support the Board. This has included regular interactions with the Governance and Sustainability Committee and the full Board.

In 2025, the Governance and Sustainability Committee provided deeper engagement with management on the topic of AI. The Committee engaged with management to understand and provide oversight on how we are utilizing AI to enhance our business and products, as well as the governance and risk mitigation structures in place to ensure compliance, manage risk, and create value. The Governance and Sustainability Committee has expanded its charter to include the oversight of AI as part of its broader oversight of cybersecurity risk.

We have experienced and expect to continue to experience cyber threats and incidents. The Governance and Sustainability Committee is notified of any notable incidents that may have occurred during the quarter, as well as provided regular updates on cybersecurity events impacting the marketplace (whether or not we are impacted). The Board, supported by its independent third-party cybersecurity advisor, has continued to exercise its oversight to understand the lessons learned from any incidents and ensure that they are applied by management.

Our cybersecurity policies, standards, and procedures apply to all users, creating awareness of threats and the importance of information security and cybersecurity across our workforce. The policies and standards were developed using elements of recognized standards, including ISO 27001 and the NIST Cybersecurity Framework, for the overall enterprise, and ISA/IEC 62443 for automation and control system products. We have implemented cybersecurity policies throughout our operations, including designing and incorporating cybersecurity into the development process for our products and services. Our ERM process considers cybersecurity threat risks alongside other significant risks as part of our overall risk assessment process.

Our vulnerability management program conducts assessments with specified frequencies for specific asset types to validate system health against known threats. We leverage multiple tools, which are routinely updated with new threat signatures, to continually respond to evolving threats identified as part of our threat detection capability. We also maintain a cybersecurity insurance policy. We engage with third parties to perform security assessments of our technology environments, including penetration testing and maturity assessments, as well as services to support threat analysis and incident detection and response.

Oversight of Political Spending

We participate in the public policy process in various ways, including corporate government affairs activities designed to educate policymakers on key issues related to our business, political giving through the Johnson Controls Political Action Committee ("PAC") and limited direct corporate political contributions. To promote transparency, we make this information publicly available on our website and through various government filings, as required by law.

Our PAC is governed by a steering committee, which is chaired by our Executive Vice President & General Counsel and made up of business and functional leaders across the Company in the United States. The steering committee provides operational oversight and direction of PAC activities. The steering committee also reviews candidate recommendations and uses the PAC's selection criteria to determine who will receive financial support.

Our lobbying and political activities are overseen by our Chief Sustainability & External Relations Officer, who works closely with our legal department to ensure compliance with our political engagement policy. Our Executive Vice President & General Counsel, Chief Sustainability & External Relations Officer, and Chief Compliance Officer meet together regularly with the Chief Executive Officer and the senior leadership team to review legislative, regulatory and political developments.

The Governance and Sustainability Committee provides primary board-level oversight in reviewing our corporate political activity and public policy efforts. Our Chief Sustainability & External Relations Officer reports to the Governance and Sustainability Committee on our governmental outreach, PAC and other political activities on a regular basis and the full Board is briefed on government relations matters at least annually.

Director Nomination

The Governance and Sustainability Committee periodically reviews its nomination criteria and qualifications to determine any need to revise such criteria and qualifications based upon corporate governance best practices and Johnson Controls' needs at the time of the review. The current composition of our Board and Director nominees reflects these ongoing efforts and the continued importance of a broad range of skills, backgrounds, characteristics, and experience to the Board.

General criteria for the nomination of Director candidates include:

- The highest ethical standards and integrity

- A willingness to act on and be accountable for Board decisions

- An ability to provide wise, informed and thoughtful counsel to executive leadership on a range of issues

- Diversity of expertise, experience and background

- A history of achievement that reflects superior standards for themselves and others

- Loyalty and commitment to driving the success of the Company

- An ability to take tough positions while at the same time working as a team player

- Individual backgrounds that provide a portfolio of experience and knowledge commensurate with the Company's needs

The Company also strives to have all non-employee Directors independent. In addition to having such Directors meet the NYSE definition of independence, the Board has set its own more rigorous standard of independence. The Governance and Sustainability Committee must also ensure that the members of the Board as a group maintain the requisite qualifications under NYSE listing standards for populating the Audit, Compensation and Talent Development and Governance and Sustainability Committees. In addition, the Governance and Sustainability Committee ensures that each member of the Compensation and Talent Development Committee is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the U.S. Code.

As provided in its charter, the Governance and Sustainability Committee will consider Director candidates recommended by shareholders. To recommend a Director candidate, a shareholder should write to Johnson Controls' Secretary at Johnson Controls' current registered address: One Albert Quay, Cork, Ireland, T12 X8N6. Such recommendation must include:

- The name and address of the candidate

- A brief biographical description, including his or her occupation for at least the last five years, and a statement of the qualifications of the candidate, taking into account the qualification requirements set forth above

- The candidate signed consent to serve as a Director if elected and to be named in the proxy statement

- Evidence of share ownership of the person making the recommendation

- All information required by Article 62 of our Memorandum and Articles of Association to be included in notices for any nomination by a shareholder of an individual for election to the Board

The recommendation must also follow the procedures set forth in Articles 54 through 68 of our Memorandum and Articles of Association to be considered timely and complete in order to be considered for nomination to the Board.

To be considered by the Governance and Sustainability Committee for nomination and inclusion in the Company's Proxy Statement for the 2027 Annual General Meeting, shareholder recommendations for Directors must be received by Johnson Controls' Corporate Secretary no later than September 18, 2026. Once the Company receives the recommendation, the Company may deliver a questionnaire to the candidate that requests additional information about the candidate's independence, qualifications and other information that would assist the Governance and Sustainability Committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in the Company's proxy statement, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the Governance and Sustainability Committee. To comply with the universal proxy rules, shareholders who intend to solicit proxies in support of Director nominees other than the Company's nominees must also provide the additional information required by Rule 14a-19(b) under the Exchange Act. Such additional information must be received by the Corporate Secretary at the Company's registered address by no later than January 3, 2027. No candidates were recommended by shareholders in connection with the 2026 Annual General Meeting.

The Governance and Sustainability Committee from time to time employs an unrelated search firm to assist the Committee in Identifying candidates for Director when a vacancy occurs. The Governance and Sustainability Committee also receives suggestions for Director candidates from Board members. All of our nominees for Director are current members of the Board. Mr. Weidemanis was originally identified and recommended to the Board by a third-party search firm in connection with our CEO search. In evaluating candidates for Director, the Governance and Sustainability Committee uses the qualifications described above and evaluates shareholder candidates in the same manner as candidates from all other sources.

Director Orientation

All new Directors participate in our director orientation program during their first few months on the Board. New Directors receive an extensive suite of onboarding materials covering Director responsibilities, corporate governance practices and policies, business strategies, leadership structure, and long-term plans. They then participate in a series of meetings with management representatives from our business and functional areas to review and discuss information about the Company's strategic plans, financial statements, and key issues, policies, and practices. Based on feedback from our Directors, we believe this onboarding approach provides new Directors with a strong foundation for understanding our businesses, connects Directors with members of management with whom they will interact, and accelerates their effectiveness to engage fully in Board deliberations.

Director Education

Our Board believes that Director education empowers Directors to fulfill their roles and actively supports Board members in their continuous learning. Directors may enroll in continuing education programs at our expense on corporate governance and other critical issues relevant to the Directors' service on the Board. The Corporate Secretary, in collaboration with the Governance and Sustainability Committee, advises Directors of opportunities for Director education in areas important to the Company and the overall functioning of the Board. Our Board also hears regularly from management on numerous subjects, including investor relations, human capital management, sustainability, technology, regulatory developments, data privacy, and cybersecurity. In addition, the Board periodically participates in site visits to our facilities.

For example, in fiscal year 2025, the Board toured the facility of one of the Company's data center customers. The Board engaged directly with the customer and representatives of the Company to understand the design and construction of data centers, including the importance of data center cooling in optimizing performance and uptime. The Board further supplemented this knowledge with specific discussions during the year on data center cooling technology, the Company's capabilities and the Company's strategy to create differentiated technologies and solutions to support data center cooling needs and drive energy efficiency.

Shareholder Engagement

In the fiscal year 2025, we continued our focus on regularly engaging with our shareholders. We reached out to holders of over 60% of our outstanding shares. Meetings were requested by eleven shareholders, representing approximately 34% of the Company's outstanding shares. During these meetings, we discussed many topics including CEO succession, executive compensation, our sustainability strategy, cybersecurity and corporate governance matters. Investors provided valuable comments and perspectives on the Company's governance, risk and compensation practices and were generally supportive of the Company's approach in these areas. Investors also expressed their approval of the Company's corporate responsibility and sustainability efforts. This outreach and the corresponding discussions provide our Board with valuable insights into the views of our shareholders. We plan to continue to actively engage with our shareholders on a regular basis to better understand and consider their views.

Board Committees

To conduct its business, the Board maintains three standing committees: Audit, Compensation and Talent Development, and Governance and Sustainability; and each of these NYSE-required committees are entirely composed of independent Directors. The Board also maintains an Executive Committee, comprised of the Board Chair, the CEO, and each committee chair, which meets to review matters as delegated to it by the Board. All committees report their activities to the full Board.

The Board Chair may also convene "special committees" to review discrete matters that require the consideration of a Board committee, but do not fit within the mandate of any of the standing committees. Special committees report their activities to the full Board.

To ensure effective discussion and decision-making while maintaining a sufficient number of independent Directors for its three standing committees, the Board is normally constituted of between ten and thirteen Directors. The minimum and maximum number of Directors is set forth in our Articles of Association.

The Governance and Sustainability Committee reviews the Board's governance guidelines annually and recommends appropriate changes to the full Board.

Board Meetings

The Board meets at least four times annually, and additional meetings may be called in accordance with our Articles of Association. The Board may also meet more frequently where warranted by business circumstances or other matters impacting the Company. Frequent board meetings are critical not only for timely decisions, but also for Directors to be well informed about our operations and other issues. One meeting is scheduled in conjunction with the Annual General Meeting of Shareholders and Board members are required to attend such meeting either in person or virtually.

The Board Chair and the CEO are responsible for setting meeting agendas with input from the other Directors. Directors receive the agenda and materials for regularly scheduled meetings in advance. Best efforts are made to make materials available as soon as one week in advance, but no later than three days in advance. When practical, the same applies to special meetings of the Board. The Board's intent is for Directors to attend all regularly scheduled Board and committee meetings. Directors are expected to use their best efforts to attend regularly scheduled Board and committee meetings in person. All independent Board members are welcome to attend any committee meeting.

Committee meetings are normally held in conjunction with Board meetings. Major committee decisions are reviewed and approved by the Board. The Board Chair and committee chairs are responsible for conducting meetings and informal consultations in a fashion that encourages informed, meaningful and probing deliberations. Presentations at Board meetings are concise and focused, and they include adequate time for discussion and decision-making. An executive session of independent Directors, chaired by the independent Board Chair occurs at least once during most Board meetings. Mr. Vergnano ensures that the executive sessions are highly interactive and include robust discussions on the Company's strategic and operational initiatives and related risks. They also include in-depth discussions on matters such as executive performance and succession planning. These discussions are key to informing the Board's oversight role and appropriately challenging management.

Formal Board meetings are supplemented by informal Board update calls hosted by the CEO and Board Chair. These calls are held on at least a monthly basis, between Board meetings, to keep the Directors current on important developments in the business, as well as the status of key strategic and operational initiatives. These update calls provide Directors with the opportunity to stay current on matters impacting the Company, which facilitates more efficient and robust discussions at the regularly scheduled Board meetings. Directors may ask for additional information from, or meetings with, members of management at any time.

The Board also makes periodic visits to our facilities to learn more about our products and customers. For example, in 2025, our Board participated in on-site visits to a customer's chiller plant and a customer data center.

Board and Committee Calendars

A calendar of agenda items for the regularly scheduled Board meetings and all regularly scheduled committee meetings is prepared annually by the CEO in consultation with the Board Chair, committee chairs, and other Directors.

Board Communication

Management speaks on behalf of Johnson Controls and the Board normally communicates with outside parties, including shareholders, business journalists, analysts, rating agencies and government regulators, through management. In certain circumstances, Directors may also meet with shareholders to discuss specific governance topics. The Board has established a process for interested parties to communicate with members of the Board, including the Board Chair. If you have any concern, questions or complaints regarding our compliance with any policy or law, or would otherwise like to contact the Board, you can reach the Johnson Controls Board of Directors via email at *jciboard@jci.com*. Depending upon the nature of the communication and to whom it is directed, the Corporate Secretary will: (a) forward the communication to the appropriate Director or Directors; (b) forward the communication to the relevant department within the Company; or (c) attempt to handle the matter directly (for example, a communication dealing with a share ownership matter). Shareholders, customers, vendors, suppliers and employees can also raise concerns using the Integrity Helpline at *www.johnsoncontrols.com/about-us/ethics-and-compliance*. Inquiries can be submitted anonymously and confidentially.

All Integrity Helpline inquiries are received and reviewed by the Integrity Helpline manager, who is part of the Compliance function. A report summarizing all items received resulting in cases is prepared for the Audit Committee of the Board. The Integrity Helpline manager directs cases to the applicable department (such as customer service, human resources, or in the case of accounting or control issues, forensic audit) and follows up with the assigned case owner to ensure that the cases are responded to in a timely manner. The Board also reviews non-trivial shareholder communications received by management through the Corporate Secretary's Office or the Investor Relations department.

Board and Committee Evaluation Process

The Board views self-evaluation of Board and committee performance as an integral part of its commitment to continuous improvement. The Governance and Sustainability Committee annually reviews the evaluation process and considers ways to augment it.

1 QUESTIONNAIRES (Sept – Oct)

Each Director completes a questionnaire evaluating the performance of the Board and a separate questionnaire evaluating each committee on which the director serves. The Board-specific questionnaire requests ratings and solicits detailed suggestions for improving Board governance processes and effectiveness. The committee-specific questionnaires are tailored to the respective committees' roles and responsibilities. Topics include the conduct of meetings, roles and responsibilities, Board and Committee composition, culture and relationship with management.

2 DIRECTOR REVIEW (Oct – Nov)

Questionnaire results are compiled and summarized by the Office of the Corporate Secretary. The summaries include all specific Director comments, without attribution. Each Director receives the Board self-evaluation summary and the self-evaluation summary for each committee on which the Director serves.

The results of the committee evaluations are also shared with the Board Chair and the Chair of the Governance and Sustainability Committee.

3 INDIVIDUAL DIRECTOR INTERVIEWS (Nov)

The Board Chair or the Chair of the Governance and Sustainability Committee meet with each Director individually regarding the Board and Committee self-evaluation results.

This enables Directors to have frank conversations and address Board, Committee and individual director performance and effectiveness directly.

4 BOARD SUMMARY & FEEDBACK (Dec)

Committee self-evaluation results are discussed by each committee, and Board self-evaluation results are discussed by the full Board. Each committee and the Board identify areas for further consideration and opportunities for improvement and implement plans to address those matters. The qualifications and performance of all Board members are reviewed in connection with their re-nomination to the Board.

5 ONGOING FEEDBACK

Throughout the year, Directors may discuss concerns, including those related to individual performance separately with the Board Chair.

Board Feedback & Improvement Actions

Based on responses from recent Board and committee evaluations, the Board requested that senior management take the following actions:

• Streamline board content to better facilitate in-depth discussions

• Allocate greater focus on talent development and succession planning for both management and directors

• Continue to allocate sufficient time to director executive sessions

• Continue to review committee rotation and assignments

In response to feedback received by the Board, management worked to streamline presentations and enhance the Board's Director talent and succession process, with increased time spent discussing and planning Director succession in 2025. Management and the Board have also collaborated to expand and refresh discussions on leadership development and succession. The Board continues to review and evaluate its leadership and composition, most recently appointing Mark Vergnano as Independent Board Chair and John Young as Chair of the Compensation and Talent Development Committee.

Board Advisors

The Board and its committees (consistent with the provisions of their respective charters) may retain their own advisors, at the Company's expense, as they deem necessary to carry out their responsibilities.

Board Share Ownership

To help align Board and shareholder interests, Directors are encouraged to own Johnson Controls ordinary shares or their equivalent, with the guideline set at five times the annual cash retainer. Directors are expected to attain this minimum share ownership guideline within five years of joining the Board. Once a Director satisfies the minimum share ownership recommendation, the Director will remain qualified, regardless of market fluctuations, under the guideline as long as the Director does not sell any shares.

Director Independence

To maintain its objective oversight of management, the Board consists of a substantial majority of independent Directors. Our Board annually determines the independence of each Director and nominee for election as a Director, based on a review of the information provided by the Directors and executive officers, as well as a survey conducted by our legal and finance departments. The Board makes these determinations under the *NYSE Listed Company Manual's* independence standards and our *Corporate Governance Guidelines*, which are more restrictive than the NYSE independence standards, and are available on our website at www.johnsoncontrols.com under the heading "Investors-Corporate Governance."

Independent Directors:

- are not former officers or employees of Johnson Controls or its subsidiaries or affiliates, nor have they served in that capacity within the last five years;
- have no current or prior material relationships with Johnson Controls aside from their directorship that could affect their judgment;
- have not worked for, nor have any immediate family members that have worked for, been retained by, or received anything of substantial value from Johnson Controls aside from his or her compensation as a Director;
- have no immediate family member who is an officer of Johnson Controls or its subsidiaries or has any current or past material relationship with Johnson Controls;
- do not work for, nor does any immediate family member work for, consult with, or otherwise provide services to, another publicly traded company on whose board of directors Johnson Controls' CEO or other senior executive serves;
- do not serve as, nor does any immediate family member serve as, an executive officer of any entity with respect to which Johnson Controls' annual sales to, or purchases from, exceed the greater of two percent of either entity's annual revenues for the prior fiscal year or $1,000,000;
- do not serve, nor does any immediate family member serve, on either the board of directors or the compensation committee of any corporation that employs either a nominee for director or a member of the immediate family of any nominee for director; and
- do not serve, nor does any immediate family member serve, as a director, trustee, executive officer or similar position of a charitable or non-profit organization with respect to which the Company or its subsidiaries made charitable contributions or payments in excess of the greater of $1,000,000 or two percent of such organization's charitable receipts in the last fiscal year.

Directors meet stringent definitions of independence and for those Directors that meet this definition, the Board will make an affirmative determination that a Director is independent. The Board has determined that all of the Director nominees, with the exception of Mr. Weidemanis, meet these standards and are therefore independent of the Company.

Director Service

Directors are elected by an affirmative vote of a majority of the votes cast (in person or by proxy) by shareholders at the Annual General Meeting. They are elected to serve for one-year terms (except in instances where a Director is elected during a special meeting), ending after completion of the next succeeding Annual General Meeting. If a Director resigns or otherwise terminates his or her directorship prior to the next Annual General Meeting, the Board may appoint an interim Director until the next Annual General Meeting. Any nominee for Director who does not receive an affirmative vote of a majority of votes cast (in person or by proxy) by shareholders at the Annual General Meeting is not elected to the Board.

The rotation of committee chairs and members is considered on an annual basis to ensure diversity of Board member experience and variety of perspectives across the committees, but there is no strict committee chair rotation policy. Any changes in committee chair or member assignments are made based on committee needs, Director interests, succession planning, experience and availability, and applicable regulatory and legal considerations. Moreover, the value of rotation is carefully weighed against the benefits of committee continuity and experience.

Each Director is required to tender their resignation from the Board at the Annual General Meeting following his or her 75th birthday, and such resignation may not be waived by the Board. Directors are also expected to inform the Governance and Sustainability Committee of any significant change in their employment or professional responsibilities and are required to offer their resignation to the Board in the event of such changes. This allows for discussion with the Governance and Sustainability Committee to determine if it is in the mutual interest of both parties for the Director to continue on the Board.

The Governance and Sustainability Committee is responsible for the review of all Directors and where necessary will take action to recommend to shareholders the removal of a Director for performance, which requires the affirmative vote of a majority of the votes represented (in person or by proxy) at a duly called shareholder meeting.

Other Directorships, Conflicts and Related Party Transactions

We recognize the importance of having Directors with significant experience in other businesses and activities; however, Directors are expected to ensure that other commitments, including outside board memberships (including board leadership roles), do not interfere with their duties and responsibilities as members of the Board. In order to provide sufficient time for informed participation in their Board responsibilities, non-executive Directors are required to limit their external directorships of other public companies to three and Audit Committee members are required to limit their audit committee membership in other public companies to two. The Board may, in its discretion, waive these limits in special circumstances. When a Director or the CEO intends to serve on another public company board, the Governance and Sustainability Committee is required to be notified. The Governance and Sustainability Committee reviews the possibility of conflicts of interest or time constraints and must approve the CEO's or Director's appointment to the outside board. The Governance and Sustainability Committee also considers each Director's outside commitments, including continued compliance with the Board's limits on external directorships, when nominating or re-nominating Directors for election. Each Director is required to notify the Corporate Secretary of any potential conflicts. The CEO may serve on no more than one other public company board. The CEO shall resign or retire from the Board upon resigning or retiring from his role as CEO, following a transition period mutually agreed upon between the CEO and the Compensation and Talent Development Committee.

The Governance and Sustainability Committee continues to monitor external perspectives and trends on the appropriate number of public company boards on which directors may serve, including the proxy voting guidelines of our major shareholders and input from shareholder engagement discussions, voting policies of the major proxy advisory firms, corporate governance guidelines adopted by other public companies, board trends at peers and other significant public companies, and advice from outside advisors.

The Company has a formal, written procedure intended to ensure compliance with the related party provisions in our Code of Ethics and with our Corporate Governance Guidelines. For the purpose of the policy, a "related party transaction" is a transaction in which we participate and in which any related party has a direct or indirect material interest, other than ordinary course, arms-length transactions of less than 1% of the revenue of the counterparty. Transactions exceeding the 1% threshold, and any transaction involving consulting, financial advisory, legal or accounting services that could impair a Director's independence, must be approved in advance by our Governance and Sustainability Committee. Any related party transaction in which an executive officer or a Director has a personal interest, or which could present a possible conflict under the Code of Ethics, must be approved in advance by a majority of disinterested Directors, following appropriate disclosure of all material aspects of the transaction.

Under the rules of the Securities and Exchange Commission, public issuers such as Johnson Controls must disclose certain "related person transactions." These are transactions in which Johnson Controls is a participant where the amount involved exceeds $120,000, and a Director, executive officer or holder of more than 5% of our ordinary shares has a direct or indirect material interest. Although Johnson Controls engaged in commercial transactions in the normal course of business with companies where Johnson Controls' Directors and Director nominees were employed and served as officers, none of these transactions exceeded 1% of Johnson Controls' gross revenues and these transactions are not considered to be related party transactions.

Code of Ethics

We have adopted the Code of Ethics, which applies to all employees, officers, and Directors of Johnson Controls. The Code of Ethics meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our CEO, Chief Financial Officer and Chief Accounting Officer, as well as all other employees. The Code of Ethics also meets the requirements of a code of business conduct and ethics under the listing standards of the NYSE. The Code of Ethics is posted on our website at *www.johnsoncontrols.com* under the heading "About Us — Our Company — Ethics and Compliance." We will also provide a copy of the Code of Ethics to shareholders upon request. We disclose any amendments to the Code of Ethics, as well as any waivers for executive officers or Directors on our website at *www.johnsoncontrols.com* under the heading "About Us — Our Company — Ethics and Compliance." The Board of Directors annually certifies their compliance with the Code of Ethics. The Company maintains established procedures by which employees may anonymously report a possible violation of the Code of Ethics. The Audit Committee maintains procedures for receiving, retaining, and addressing complaints regarding accounting, internal accounting controls, or auditing matters received by the Company. The Audit Committee also maintains procedures for employees to report concerns regarding questionable accounting or auditing policies or practices on a confidential, anonymous basis.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees and independent contractors that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to the Company.

Directors, executive officers, employees and other related persons may not buy, sell or engage in other transactions in the Company's shares while aware of material non-public information; buy or sell securities of other companies while aware of material non-public information about those companies that they became aware of as a result of business dealings between the Company and those companies; or disclose material non-public information to any unauthorized persons outside of the Company. The policy also restricts trading and other transactions for a limited group of Company employees (including executives and directors) to defined window periods that follow our quarterly earnings releases and restricts trading and other transactions following announcements of a share repurchase program.

A copy of our Insider Trading Policy is filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2025.

Sustainability

At Johnson Controls, sustainability is at the heart of our business and fundamental to everything we do. As the global leader in smart, healthy and sustainable buildings, our mission is to reimagine the performance of buildings to serve people, places and the planet.

Our emissions commitments, approved by the Science-Based Targets initiative, are to reduce Scope 1 and 2 emissions by 55% and Scope 3 emissions by 16% by 2030 compared to a 2017 baseline. We are also committed to achieve net zero scope 1 and 2 carbon emissions in alignment with The Climate Pledge, by 2040.

The management of Johnson Controls is responsible for developing our overall mission and strategic plan on an enterprise and business level. Our Board of Directors retains oversight authority, overseeing the implementation of the strategy and monitoring the effectiveness of management policies and decision-making to ensure the company is managed to achieve its objectives.


Board of Directors
Governance & Sustainability Committee
Executive Committee
Sustainability Leadership Committee
CLIMATE
GOVERNANCE
PRODUCT STEWARDSHIP
SUSTAINABLE SUPPLY CHAIN
HIGH-PERFORMANCE CULTURE
SOCIAL IMPACT

Sustainability Governance

Our Sustainability Governance Program includes four levels of oversight.

Board of Directors & Board Committees	The Board of Directors oversees the implementation of our mission, vision, and values across all aspects of our Company. The Board reviews our sustainability goals, achievements, and strategy, including climate, sustainability, employee health and safety and human capital management. The Governance and Sustainability Committee of our Board of Directors has been delegated primary oversight over the sustainability and health and safety matters impacting our company and is briefed each quarter on our progress. The Compensation and Talent Development Committee has been delegated primary oversight over human capital matters and employee experience.
Executive Committee	The authority for day-to-day oversight and management of economic, environmental, and social topics is delegated to the Executive Committee, which is chaired by our Chief Executive Officer, Joakim Weidemanis and comprised of the senior executives responsible for all our major corporate functions. Our Chief Sustainability and External Relations Officer is a member of the Executive Committee and reports directly to the CEO.
Sustainability Leadership Committee	The Sustainability Leadership Committee consists of senior leaders across our businesses, functions, and regions, and is chaired by the Chief Sustainability and External Relations Officer. The committee oversees our Enterprise Sustainability Councils.
Enterprise Sustainability Councils	Our Enterprise Sustainability Councils are cross-functional teams responsible for the execution of annual targets and for establishing long-term strategies to meet our sustainability commitments. All sustainability and corporate responsibility topics and associated targets, metrics and strategies fall into one of six Councils: climate; product stewardship; sustainable value chain; high performance culture; social impact, and governance. Our Governance Council ensures internal alignment and consistency with the development and execution of our sustainability strategy and reporting, including alignment with our Executive Committee and Board of Directors, as well as our sustainability disclosures.

For more information regarding our commitment to leadership in sustainability matters and our achievements in these areas, please also see “Proxy Summary — Sustainability” at the beginning of this Proxy Statement and our 2025 Sustainability Report available on our website located at www.johnsoncontrols.com/2025Sustainability. We are not including the information contained on our website or contained in our 2025 Sustainability Report as a part of, or incorporating it by reference into, this Proxy Statement.

For More Information

We believe that it is important that Johnson Controls' stakeholders and others are able to review its corporate governance practices and procedures. Our Corporate Governance Guidelines are embodied in a formal document that has been approved by Johnson Controls' Board of Directors. It is available on our website at *www.johnsoncontrols.com* under the heading "Investors-Corporate Governance." We will also provide a copy of the Corporate Governance Guidelines to shareholders upon request. Our Corporate Governance Guidelines and general approach to corporate governance as reflected in our Memorandum and Articles of Association and our internal policies and procedures are guided by U.S. practice and applicable federal securities laws and regulations and NYSE requirements. Although we are an Irish public limited company, we are not subject to, nor have we adopted, the U.K. Corporate Governance Code or any other non-statutory Irish or U.K. governance standards or guidelines. While there are many similarities and overlaps between the U.S. corporate governance standards applied by us and the U.K. Corporate Governance Code and other Irish/U.K. governance standards or guidelines, there are differences, in particular relating to the extent of the authorization to issue share capital and effect share repurchases that may be granted to the Board and the criteria for determining the independence of Directors.

Compensation of Non-Employee Directors

The Governance and Sustainability Committee annually reviews Director compensation and recommends changes in the level and mix of compensation to the full Board. See the Compensation Discussion and Analysis for a detailed discussion of the Compensation and Talent Development Committee's role in determining executive compensation.

Non-employee Director compensation for fiscal year 2025 consisted of an annual cash retainer of $145,000 and restricted stock units ("RSUs") with a grant date value of approximately $180,000 and a one-year vesting term. The chairs of each standing committee received an additional retainer of $25,000. Prior to the change in the Board's leadership structure, the Lead Director received an additional retainer of $40,000. Following the change to the Board's leadership structure, the Board Chair receives an additional retainer of $200,000. A Director who is also an employee receives no additional remuneration for services as a Director. In fiscal year 2025, the Governance and Sustainability Committee conducted its annual review of Director compensation, which included a review of industry and peer Director compensation practices. Based on this review, the Governance and Sustainability Committee recommended no changes to director compensation for fiscal year 2026. The Board believes that the compensation of its non-employee Directors is reasonable, appropriate and consistent with market practice.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Current Directors			
Mr. Timothy M. Archer	$145,000	$180,000	$325,000
Ms. Jean Blackwell (GC)	$170,000	$180,000	$350,000
Mr. Pierre Cohade	$145,000	$180,000	$325,000
Mr. Patrick K. Decker	$145,000	$180,000	$325,000
Mr. W. Roy Dunbar	$145,000	$180,000	$325,000
Ms. Gretchen R. Haggerty (AC)	$170,000	$180,000	$350,000
Dr. Ayesha Khanna	$145,000	$180,000	$325,000
Mr. Seetarama (Swamy) Kotagiri	$145,000	$180,000	$325,000
Mr. Jürgen Tinggren (L)[3]	$178,370	$180,000	$358,370
Mr. Mark Vergnano (BC)[3]	$201,726	$180,000	$381,726
Mr. John D. Young (CC)[3]	$146,427	$180,000	$326,427
Retired Director			
Ms. Simone Menne[2]	$ 64,847	N/A	$ 64,847

(BC) = Board Chair

(L) = Lead Director

(AC) = Audit Committee Chair

(CC) = Compensation and Talent Development Committee Chair

(GC) = Governance and Sustainability Committee Chair

[1] *This column reflects the fair value of the entire amount of awards granted to Directors calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718, excluding estimated forfeitures. The fair value of RSUs is computed by multiplying the total number of shares subject to the award by the closing market price of the Company's ordinary shares on the date of grant. RSUs granted to Board members generally vest and the underlying units are converted to shares and delivered to Board members on the anniversary of the grant date.*

[2] *Ms. Menne retired from the Board in March 2025.*

[3] *In connection with the retirement of George Oliver, on August 1, 2025 Mr. Vergnano assumed the role of Board Chair and the role of Lead Director, which had been held by Mr. Tinggren, was discontinued. On September 10, 2025, Mr. Young was appointed Chair of the Compensation and Talent Development Committee, succeeding Mr. Vergnano, who had served in such a role during Fiscal Year 2026 until Mr. Young's appointment.*

Charitable Contributions

The Board understands that its members, or their immediate family members, serve as directors, trustees, executives, advisors and in other capacities with a host of other organizations. If Johnson Controls directs a charitable donation to an organization in which a Johnson Controls Director, or their immediate family member, serves as a director, trustee, executive, advisor, or in other capacities with the organization, the Board must approve the donation. Any such donation approved by the Board will be limited to an amount that is less than 2% of that organization's annual charitable receipts, and less than 2% of Johnson Controls' total annual charitable contributions. In line with its matching gift policy for employees, Johnson Controls will make an annual matching gift of up to $3,000 for each Director to qualifying charities.

Committees of the Board

The tables below sets forth committee membership as of the end of fiscal year 2025 and meeting information for each of the Board Committees.

Name	Audit Committee	Governance & Sustainability Committee	Compensation & Talent Development Committee	Executive Committee	Date Elected/ Appointed to Board
Mr. Timothy M. Archer			✓		03/13/2024
Ms. Jean Blackwell		Chair		✓	06/13/2018
Mr. Pierre Cohade	✓				12/05/2018
Mr. Patrick K. Decker			✓		07/31/2024
Mr. W. Roy Dunbar		✓			06/14/2017
Ms. Gretchen R. Haggerty(*)	Chair			✓	03/07/2018
Dr. Ayesha Khanna		✓			03/08/2023
Mr. Seetarama (Swamy) Kotagiri	✓				03/13/2024
Mr. Jürgen Tinggren		✓			03/05/2014
Mr. Mark Vergnano (C)			✓	Chair	09/06/2016
Mr. Jaokim Weidemanis				✓	03/12/2025
Mr. John D. Young			Chair	✓	12/07/2017

(C) = Independent Board Chair *(*) Audit Committee Financial Expert*

During fiscal 2025, the full Board met 5 times. All Directors attended at least 75% of the Board and committee meetings on which they serve. The average Director attendance for all board and committee meetings during fiscal 2025 was approximately 99%. The Board's Corporate Governance Guidelines provide that Board members are expected to attend each Annual General Meeting in person or virtually. At the 2025 Annual General Meeting, all of our current Board members who were Board members at such time were in attendance.

Audit Committee

Committee Overview

- The Audit Committee monitors the integrity of Johnson Controls' financial statements, the independence and qualifications of the independent auditors, the performance of Johnson Controls' internal auditors and independent auditors, Johnson Controls' compliance with legal and regulatory requirements and the effectiveness of Johnson Controls' internal controls. The Audit Committee is also responsible for retaining, subject to shareholder approval, evaluating, setting the remuneration of, and, if appropriate, recommending the termination of Johnson Controls' auditors. The Audit Committee discusses with the independent auditor any critical audit matters. The Audit Committee holds meetings regularly with our independent and internal auditors, the Board, and management to review and monitor the adequacy and effectiveness of reporting, internal controls, and compliance with our Code of Ethics and other policies. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

- The Audit Committee operates under a charter approved by the Board. The charter is posted on Johnson Controls' website at www.johnsoncontrols.com and we will provide a copy of the charter to shareholders upon request.

Committee Membership

- The current members of the Audit Committee are Messrs. Cohade and Kotagiri and Ms. Haggerty, each of whom is independent under NYSE listing standards and SEC rules for audit committee members. Ms. Haggerty is the chair of the Audit Committee. The Board has determined that Ms. Haggerty is an audit committee financial expert.

Meetings in Fiscal Year 2025

9

Governance and Sustainability Committee

Committee Overview

- The Governance and Sustainability Committee identifies individuals qualified to become Board members, recommending to the Board the Director nominees for the Annual General Meeting, develops and recommends to the Board a set of Corporate Governance Guidelines, and plays a general leadership role in Johnson Controls' corporate governance and the oversight of environmental, social, governance, political, legislative, and public policy trends that could impact the Company. In addition, the Governance and Sustainability Committee oversees our environmental, health and safety management system and enterprise risk assessment activities, including the oversight of cybersecurity and AI risks. The Governance and Sustainability Committee receives quarterly updates from management on cybersecurity, health and safety and sustainability matters. The Governance and Sustainability Committee reviews the Company's' overall sustainability strategy, metrics, targets, goals and progress, as well as the development of new sustainability-based targets. The Governance and Sustainability Committee also oversees and makes recommendations to the Board regarding the compensation of our independent Directors.

- The Governance and Sustainability Committee operates under a charter approved by the Board. The charter is posted on Johnson Controls' website at *www.johnsoncontrols.com* and we will provide a copy of the charter to shareholders upon request.

Committee Membership

- The current members of the Governance and Sustainability Committee are Mses. Blackwell and Khanna and Messrs. Dunbar and Tinggren. Ms. Blackwell is the Chair of the Governance and Sustainability Committee. The Board of Directors has determined that each of the members of the Governance and Sustainability Committee is independent under NYSE listing standards.

Meetings in Fiscal Year 2025

4

Compensation and Talent Development Committee

Committee Overview

- The Compensation and Talent Development Committee reviews and approves compensation and benefits policies and objectives, determines whether Johnson Controls' officers, Directors and employees are compensated according to these objectives, and assists the Board in carrying out certain of its responsibilities relating to the compensation of Johnson Controls' executives. The Compensation and Talent Development Committee also reviews the talent development and succession plans for the CEO and other senior leadership positions, our human capital management practices, policies, strategies and goals, our senior leadership pipeline development, including the recruitment, development and retention of senior leadership talent, and our talent inclusion initiatives and progress.

- The Compensation and Talent Development Committee operates under a charter approved by the Board. The charter is posted on Johnson Controls' website at *www.johnsoncontrols.com* and we will provide a copy of the charter to shareholders upon request.

Meetings in Fiscal Year 2025

6

Committee Membership

- The current members of the Compensation and Talent Development Committee are Messrs. Archer. Decker, Vergnano and Young. Mr. Young is the Chair of the Compensation and Talent Development Committee. The Board of Directors has determined that each of the members of the Compensation and Talent Development Committee is independent under NYSE listing standards. In addition, each member is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the U.S. Code. For more information regarding the Compensation and Talent Development Committee's roles and responsibilities, see the Compensation Discussion and Analysis.

Executive Committee

Committee Overview

- The Executive Committee assists the Board in fulfilling its oversight responsibility with its review and monitoring of major corporate actions including external corporate development activities, business portfolio optimization, capital appropriations and capital expenditures.

- The Executive Committee operates under a charter approved by the Board. The charter is posted on Johnson Controls' website at www.johnsoncontrols.com and we will provide a copy of the charter to shareholders upon request.

Committee Membership

- The current members of the Executive Committee are Mses. Blackwell and Haggerty and Messrs. Weidemanis, Vergnano and Young. Mr. Vergnano is the chair of the Executive Committee.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2025, Messrs. Archer, Decker, Vergnano and Young served on the Compensation and Talent Development Committee. None of the members of the Compensation and Talent Development Committee during fiscal year 2025, or as of the date of this Proxy Statement, is or has been an officer or employee of the Company and no executive officer of the Company served on the compensation committee or board of any company that employed any member of the Company's Compensation and Talent Development Committee or Board of Directors.

Compensation Discussion & Analysis

At Johnson Controls we are leading the buildings transformation by delivering system and service solutions that maximize the opportunities around the lifecycle of the building, delivering outcomes to the customer that save energy, reduce emissions, maintain uptime, and optimize building lifecycle costs while delivering mission-critical environments and improving the overall occupant experience. As the global leader in smart, healthy and sustainable buildings, our mission is to reimagine how buildings perform and operate. With a comprehensive product portfolio, significant install base and substantial field position, we deliver differentiated services and solutions designed to address our customers' specific needs in their core missions. Supporting customers as they accelerate their journey toward a smart, healthy, and sustainable future requires a world class team working with the highest levels of integrity, purpose, and passion. To ensure we succeed with a high-performance, customer centric culture, our compensation programs are designed to reward our employees, including our executive officers, accordingly.

This Compensation Discussion & Analysis (CD&A) section of our Proxy Statement sets out the mechanics of our executive compensation program, in particular its application and outcomes in respect of fiscal 2025, ending September 30, 2025.

2025 Named Executive Officers (NEOs)

Named Executive Officer	Title
Joakim Weidemanis[1]	Chief Executive Officer
Marc Vandiepenbeeck	Executive Vice President & Chief Financial Officer
Lei Schlitz	Vice President & President, Global Products & Solutions (GPS)
Julie Brandt	Vice President and President, Global Commercial & Field Operations (GC&FO)
Chris Scalia[2]	Executive Vice President, Chief Human Resources Officer
George R. Oliver[3]	Former Chairman & Chief Executive Officer

[1] Mr. Weidemanis was appointed Chief Executive Officer effective March 12, 2025

[2] Mr. Scalia was appointed as Executive Vice President, Chief Human Resources Officer effective July 14, 2025

[3] Mr. Oliver retired as Chief Executive Officer effective March 12, 2025

Executive Summary

Fiscal 2025 Priorities and Performance

In fiscal 2025, we delivered strong results for our shareholders and reinforced our leadership in markets demanding innovative solutions for energy efficiency and mission-critical environments. We also strengthened our foundation for sustained growth and profitability. Notably we:

- Grew revenue 3% overall and 6% organically to $23.6 billion;

- Expanded margins and achieved strong free cash flow conversion;

- Generated top quartile three-year total shareholder return relative to the S&P 500 industrials;

- Posted GAAP EPS of $2.63, up 26%, and Adjusted EPS* of $3.76, up 17%;

- Returned $7 billion to shareholders through dividends and share repurchases;

- Delivered a 7% increase in orders, with Systems up 7% and Service up 7%; and

- Ended fiscal 2025 with a record backlog of approximately $15 billion, up 13%.

These results reflect disciplined execution and a focus on delivering long-term shareholder value. We are proud of our fiscal 2025 performance and believe the results are appropriately reflected in executive compensation, consistent with our pay-for-performance philosophy. Under our Annual Incentive Performance Program (AIPP) and fiscal 2023-2025 performance share unit awards, we set ambitious goals designed to drive above-market performance. Our compensation outcomes reflect this performance and reinforce our commitment to aligning pay with results. In addition to our strong fiscal 2025 financial performance, we have generated strong order momentum and a record backlog that positions us well for fiscal 2026.

Other notable achievements in fiscal 2025 included the following:

- We launched our proprietary business system to drive operational performance and accelerate innovation through 80/20 principles, lean execution, digital and AI-driven scalability.
- We continued to lead in advanced thermal management. In 2025, we successfully launched our coolant distribution unit, a significant milestone in our differentiated data cooling center strategy, complementing our chiller technologies and strategic investment in Accelsius, delivering a full chip to ambient cooling portfolio for data centers, covering the entire heat capture, removal and regeneration.
- We advanced our efforts to support critical industries, institutions, and cities in their transition to sustainable, efficient heating solutions. In a landmark project with the city of Zürich, we will be providing green heat to the city through waste incineration, doubling the heat capacity of our previous largest project, ranking it among the world's largest heat pump installations using zero-GWP refrigerant, ammonia.
- We intensified our focus on operational excellence and customer-centricity, providing high-quality support to customers over the full cycle in mission critical verticals such as data centers, advanced manufacturing, life sciences, major hospitals and university research centers.
- We were honored in 2025 to be recognized:
  - As one of America's most reliable companies by Newsweek;
  - By Fortune's 2025 Change the World list for data center thermal management innovation;
  - As one of America's Best Employers for Company Culture by Forbes; and
  - For being named for 18 years to Ethisphere's list of the World's Most Ethical Companies

*   *See Annex A to this Proxy Statement for a reconciliation of adjusted EPS from continuing operations and organic revenue to our results for the most directly comparable financial measure as reported under GAAP in the United States*

2025 CEO & Leadership Transitions

In July 2024, Mr. Oliver, Former Chairman and Chief Executive Officer of the Company, announced his intention to retire and asked that the Board of Directors initiate the Company's CEO succession plan to identify and appoint his successor. Following a comprehensive succession planning process led by the Board of Directors, Mr. Weidemanis was appointed Chief Executive Officer, effective March 12, 2025. Mr. Weidemanis brings more than 30 years of global leadership experience, most recently serving as Executive Vice President at Danaher Corporation. Mr. Oliver continued in the role of Chairman of the Board of Directors until his retirement from the Board of Directors on July 31, 2025 and remained with the Company in an advisory role supporting the leadership transition through December 31, 2025.

In addition, in July 2025, the Company appointed Mr. Scalia as Executive Vice President and Chief Human Resources Officer. Mr. Scalia's appointment reflects the Company's continued commitment to enhancing its employee experience and advancing its growth-oriented strategy.

CEO Succession Compensation

As part of his appointment as Chief Executive Officer, Mr. Weidemanis received a compensation package that includes a base salary of $1,500,000 and participation in the Company's AIPP for fiscal 2025. His target bonus opportunity under the program was 160% of his base salary and was prorated based on his start date. He also received long-term equity incentive awards for fiscal 2025, consistent with those granted to other senior executives. These awards have a total target value of $10,000,000, consisting of three-year performance share units (PSUs) with a value of $5,000,000, restricted share units (RSUs) with a value of $2,500,000 and share options with a value of $2,500,000.

In addition, Mr. Weidemanis received a one-time equity grant valued at $5,000,000 on March 12, 2025. This grant includes 75% in PSUs under the Company's fiscal 2024-2026 Long-Term Incentive Performance Program, which will vest in December 2026 based on the achievement of the performance goals established under the program, and 25% in share options that vest 50% one year after the grant date and 50% on December 7, 2026. These options may be exercised for up to 10 years from the grant date. This grant is designed to further align Mr. Weidemanis's compensation with the interests of our shareholders and to maintain consistency with the alignment of other senior executives participating in the 2024-2026 LTIPP cycle. The cycle remains in progress, providing meaningful opportunity for Mr. Weidemanis to influence long-term performance outcomes.

The Committee determined that Mr. Weidemanis' compensation package is appropriate and aligned with the median of the market for similarly situated chief executive officers.

In connection with his retirement as CEO, Mr. Oliver entered into an Employment Transition Agreement with the Company. Pursuant to the agreement, Mr. Oliver retired from his role as CEO on March 12, 2025 and continued to serve as Chairman of the Board through July 31, 2025. During this period, he received a cash retainer at an annual rate of $145,000, pro-rated for the period between March 12, 2025 and July 31, 2025, and a supplemental retainer at an annual rate of $200,000 for his service as non-executive Chairman of the Board, pro-rated for the period between March 12, 2025 and July 31, 2025. After retiring from the Board, Mr. Oliver served as an advisor to the Company from August 1, 2025 through December 31, 2025, earning a monthly advisory fee of $75,000. He was also eligible for a pro-rated award under the fiscal 2025 AIPP based on actual performance for the full fiscal year, pro-rated for the period from October 1, 2024 through his March 12, 2025 retirement date. In addition, Mr. Oliver's outstanding equity awards continued to vest according to their original schedules until the completion of his advisory services under the Employment Transition Agreement. Upon his separation, a pro-rata portion of Mr. Oliver's remaining unvested restricted share units and share options vested on a pro-rata basis, with options remaining exercisable through their original expiration dates, and a pro-rata portion of Mr. Oliver's remaining unvested and unearned performance share units remained eligible to vest and be earned based on actual performance following the end of the applicable three-fiscal-year performance period.

Fiscal 2025 Compensation

Our compensation program is designed to align compensation effectively and transparently with performance. Accordingly, the performance described on the previous pages is reflected in the outcomes under our compensation program, with fiscal 2025 annual incentives and fiscal 2023-2025 Performance Share Unit ("PSU") awards being earned above target.

> Fiscal 2025 annual incentive awards paid out at 176.6% of target for the NEOs.
> *See page 57 for details*

> Fiscal 2023-2025 PSU awards subject to a three-year performance period concluding September 30, 2025 paid out at 124.2% of target.
> *See page 61 for details*

Pay for Performance

To assess the alignment between performance and compensation, the Compensation and Talent Development Committee (the "Committee") relies on advice from its independent compensation consultant, Farient Advisors LLC ("Farient"). Farient evaluates the relationship between performance and compensation and the Committee then considers this relationship in making and recommending pay decisions pertaining to executives and the CEO. On the Committee's behalf, Farient used several methods in assessing our pay for performance alignment, including:

- Farient's proprietary alignment methodology, which assesses the extent to which 3-year Total Shareholder Return (TSR) and 3-year average Performance-Adjusted Compensation (which includes actual salary, actual annual incentives paid, and the value of equity at the end of the 3-year period using actual PSU awards, if known, and target PSU awards for incomplete performance cycles, and the Black-Scholes value of options granted during the 3-year period, all valued at the stock price at the end of the 3-year period) are aligned;

- A review of pay-for-performance tests used by proxy advisory firms;

- An analysis of realizable pay relative to target pay compared to peers; and

- A review of our Pay Versus Performance disclosure, including the relationship of CEO and NEO compensation actually paid versus our TSR and net income and our peer TSR.

Given the results of these assessments, the Committee concluded that Johnson Controls' executive compensation, including that for the CEO, is aligned with our performance.

Fiscal 2025 Shareholder Engagement

The Company continued its yearly shareholder outreach efforts, offering meetings to our top 25 shareholders, representing over 60% of the Company's outstanding shares. Meetings were requested by and held with eleven shareholders, representing approximately 34% of the Company's outstanding shares. These meetings provided the Company with valuable feedback on the Company's compensation and governance practices.

Feedback indicated that investors continue to be comfortable with the general structure and operation of our executive compensation program. The CEO transition was a key topic, with investors expressing optimism and interest in the new CEO's strategic direction and leadership approach. The company provided context on the selection process and reiterated its commitment to aligning executive compensation with long-term performance.

Shareholders expressed alignment with the Committee's decision to maintain its existing executive compensation framework through fiscal 2026 to allow Mr. Weidemanis time to establish his strategic priorities before considering whether changes to the Company's executive compensation framework are appropriate in light of those priorities. Investors encouraged clear disclosure when changes occur and emphasized the importance of differentiated performance metrics across incentive plans. Feedback also supported a pay-for-performance approach that reflects actual outcomes, including rewarding executives for delivering strong performance.

Navigating the CD&A

In the balance of this CD&A we provide additional details on the items described on the previous pages, along with information on our executive compensation design, management and outcomes.

Executive Compensation Framework	Executive Compensation Philosophy and Principles | Elements of Executive Compensation	**Page 48**
Executive Compensation Management	Roles in Determining Executive Compensation | Use of an Independent Compensation Consultant | Annual Say-on-Pay Vote | Shareholder Engagement | Use of Market Data | Metric Selection and Goal Setting	**Page 51**
Fiscal 2025 Compensation Decisions and Outcomes	Base Salary | Annual Incentive Performance Program | Long-Term Equity Incentive Awards | Retention Awards | New Hire Awards	**Page 55**
Additional Information	Other Executive Compensation Policies | Executive Benefits and Perquisites | Executive Severance and Change-in-Control Policy | Global Executive Assignment Agreement | Tax and Accounting Considerations | Compensation Risk Assesment	**Page 62**

EXECUTIVE COMPENSATION FRAMEWORK

Executive Compensation Philosophy and Principles

Our executive compensation program is designed to attract and retain highly qualified executives, motivate our executives to achieve our overall business objectives, and align our executives' interests with those of our shareholders. We achieve this through a set of underlying principles that inform the design and operation of our executive compensation program. We believe that our fiscal 2025 compensation practices demonstrated our commitment to these principles.

Pay-for-performance	✓ Set majority of compensation as variable and at-risk
	✓ Tie incentives to performance against financial, operational, strategic and individual goals
	✓ Use quantifiable and measurable performance metrics and goals that are clearly disclosed
	✓ Provide significant upside and downside potential for superior and low performance
Target pay appropriately	✓ Conduct competitive market based total compensation benchmark analysis against similarly sized industrial companies for comparable positions
Align interests with our stakeholders	✓ Design programs that discourage unnecessary or excessive risk-taking
	✓ Cap payout opportunities under the incentive plans
	✓ Require minimum vesting periods for equity awards
	✓ Reward long-term financial results that drive value creation through a balanced equity mix
	✓ Operate meaningful share ownership guidelines
	✓ Maintain a pay recoupment (i.e., claw back) policy that exceeds regulatory requirements
	✓ Prohibit insider trading, hedging and pledging of Company stock
	✓ Maintain Equity Award Grant Policy ensuring appropriate policies and practices with respect to equity awards
	✓ Engage with shareholders on executive compensation matters
	✓ Engage an independent compensation consultant to provide analysis and advice
	✓ Conduct an annual say-on-pay vote
Avoid poor governance practices	✘ No tax gross-ups on any change-in-control benefits
	✘ No single-trigger accelerated vesting on a change-in-control (double-trigger provisions)
	✘ No discounting, reloading or re-pricing of share options without shareholder approval
	✘ No guaranteed compensation or guaranteed increases
	✘ No excessive perquisites
	✘ No employment agreements with executive officers, except where legally required, in which case they follow market norms
	✘ No dividends paid on unvested restricted share units or performance share units until such awards vest

Elements Of Executive Compensation

Consistent with our compensation philosophy, the majority of our NEOs' annual target total direct compensation in fiscal 2025 was variable and at-risk.

Mr. Weidemanis, Chief Executive Officer





■ Base Salary	■ Annual Target Long-Term Equity Incentive Award
■ Target Annual Incentive Award	■ Total Variable, At-Risk Compensation (excludes retention and new hire awards)

All Other NEOs (average)



Element	Purpose	Performance Alignment	Recent Changes
Base Salary	Recognize role scope, skills required, performance, contribution, leadership, and potential	Individual performance considered when determining changes	Mr. Vandiepenbeeck received a 13.3% increase and Ms. Brandt received a 7.1% increase in base salary, recognizing performance and aligning with competitive market positioning. The other NEOs did not receive increases in their base salaries for fiscal 2025. Mr. Weidemanis' base salary was set in alignment with the median of the market for similarly situated officers. Mr. Scalia's base salary was based on a competitive analysis of the market, Mr. Scalia's compensation at his prior role and incentivizing Mr. Scalia to accept employment with the Company.
Annual Incentive Award	Tie compensation to the successful execution of our operating plan and strategic goals as well as Business Unit and individual performance	Opportunity of 0%-200% of target based on performance Based on performance against three equally weighted financial metrics: EBIT Growth, revenue growth, and free cash flow conversion; a strategic initiative modifier (+/- 15%) based on performance against pre-established shared strategic priorities; a Business Unit performance modifier; and an individual modifier (+10%/-25%)	The NEOs did not receive increases to their target opportunity percentage for fiscal 2025. Mr. Weidemanis' annual incentive award was set in alignment with the median of the market for similarly situated officers. Mr. Scalia's annual incentive award was based on a competitive analysis of the market, Mr. Scalia's compensation at his prior role and incentivizing Mr. Scalia to accept employment with the Company.
Long-Term Incentive Equity Awards	Attract, retain and motivate executive talent; align interests with our shareholders and value realization with stock price; drive accountability for long-term performance	PSUs (50%), share options (25%) and RSUs (25%) PSUs are based on performance against three equally weighted measures assessed over three years: cumulative pre-tax earnings, recurring revenue and relative TSR versus the S&P 500 Industrials; realized PSU values vary based on the value of Johnson Controls share price Share option and RSU value realization are tied to Johnson Controls' stock price performance PSUs cliff vest after three-year performance period; Options vest 50% after two years and 50% after three years; RSUs vest equally over three years	Mr. Vandiepenbeeck received a 18.2% increase, Ms. Brandt received a 12.5% increase and Mr. Oliver received a 9.1% increase to their target long-term incentive, recognizing performance and aligning with competitive market positioning. The other NEOs did not receive increases in their target long- term incentive compensation for fiscal 2025 Mr. Weidemanis' long-term incentive award was set in alignment with the median of the market for similarly situated officers. Mr. Scalia's long-term incentive award was based on a competitive analysis of the market, Mr. Scalia's compensation at his prior role and incentivizing Mr. Scalia to accept employment with the Company.

EXECUTIVE COMPENSATION MANAGEMENT

The Committee comprises independent directors who develop, amend and approve our executive compensation program. To ensure the executive compensation program is effective and reasonable, the Committee uses a variety of inputs including the results of our annual say-on-pay vote, feedback from shareholders, the advice of the Committee's independent compensation consultant informed by market practices, and input from the Chief Executive Officer.

Roles in Determining Executive Compensation

Compensation and Talent Development Committee	• Develop, amend and approve executive compensation programs to remain consistent with our values and philosophy, support the recruitment and retention of executive talent, and help achieve business objectives • Determine and approve the appropriate level of compensation for all executive officers, other than the CEO • Determine and approve short-term and long-term incentive plan targets for all executive officers, other than the CEO • Evaluate CEO individual performance and recommend CEO compensation to the independent Board of Directors • Review talent development and succession plans for the CEO and other executive officer roles, and make recommendations to the independent Board of Directors regarding the appointment of the executive officers • Approve the independent compensation consultant's fees and terms of the engagement
Independent Directors of the Board	• Review and approve CEO compensation, and annual and long-term corporate goals relevant to CEO compensation • Review and approve talent development and succession planning recommendations for all executive officer roles
CEO	• Evaluate performance of the executive officers, other than himself, and make compensation recommendations to the Committee
Independent Compensation Consultant	• Inform the Committee of market trends, and developments in executive compensation, and provide recommendations for appropriate adjustments to the Company's compensation program, policies, and practices in-line with our business and talent strategies, and investor expectations • Analyze the prevailing executive compensation structure and plan designs, and assess the competitiveness of our compensation program in the context of aligning executive officer interests with those of our shareholders • Test the incentive plan performance goals to ensure appropriate rigor and alignment with shareholder interests

Use of an Independent Compensation Consultant

The Committee has the sole authority to engage the services of outside advisors, experts, and others to assist in performing its duties. Since December 2017, the Committee has engaged Farient Advisors. Other than the services it provided to the Committee, Farient Advisors did not provide any services to the Company during fiscal 2025. The Committee has considered and assessed all relevant factors that could give rise to a potential conflict of interest with respect to the work performed. Based on this review, the Committee has determined that Farient Advisers is independent of the Company and its management and did not identify any conflict of interest.

Annual Say-on-Pay Vote

In designing our executive compensation program, the Committee annually presents a 'say-on-pay' vote to our shareholders. In March 2025, we received approximately 92% support, indicating that shareholders representing a substantial majority of our shares supported our executive compensation program.

Shareholder Engagement

Johnson Controls is committed to maintaining ongoing dialogue with our shareholders to enable us to solicit and respond to feedback about our executive compensation programs in a timely manner. The feedback that we receive through our bi-annual engagement efforts is an important input into discussions and decisions regarding executive compensation, in addition to market practices, the advice of our independent compensation consultant and business strategy.

During fiscal 2025, we reached out to our top 25 shareholders, representing over 60% of our outstanding shares. Eleven investors representing approximately 36% of our outstanding shares requested meetings. Consistent with prior years, we heard that our shareholders are pleased with our approach to executive compensation. A key topic of discussion was the CEO transition, with shareholders generally expressing optimism about the appointment of Mr. Weidemanis as Chief Executive Officer. Engagement discussions focused on anticipated strategic, cultural, and operational shifts under new leadership, including potential implications for compensation philosophy and program design. In response to shareholder inquiries, the company provided additional context regarding the CEO selection process and reaffirmed its commitment to a performance-driven compensation framework aligned with long-term value creation.

The Compensation Committee received constructive feedback regarding the company's executive compensation structure, which continues to be viewed favorably by shareholders. While some investors inquired about potential changes under the new CEO, there was broad alignment with the Committee's decision to maintain its existing executive compensation framework through fiscal 2026 to allow Mr. Weidemanis time to establish his strategic priorities before considering whether changes to the Company's executive compensation framework are appropriate in light of those priorities. Shareholders encouraged expanded disclosure when material changes are made to compensation programs or when equity grants are issued and emphasized the importance of avoiding duplicative performance metrics across short- and long-term incentive plans. Investors also expressed support for a compensation design that appropriately differentiates payouts based on performance outcomes, reinforcing the Committee's philosophy of aligning executive pay with shareholder interests and company performance.

Johnson Controls remains committed to ongoing engagement as it provides helpful insight into the real-time perspectives of our shareholders.

Use of Market Data

The Committee engages the independent compensation consultant to undertake an annual review of the compensation peers that are used to provide insight into market-competitive pay levels and practices. In partnership with our independent compensation consultant, a robust process has been established to appropriately assess the relevance of different companies in the context of making compensation comparisons. As with prior years, an established process was used to assess the peer group composition and establish the fiscal 2025 peers.

U.S. Traded Companies	Companies traded on U.S. stock exchanges that will disclose compensation levels and design practices for NEOs
Similar Business Models	Companies that operate in similar arenas, requiring similar skills and experiences from their executive talent, and being subject to similar market forces
Size (Revenue Within 1/2x-2x Range)	Companies of a broadly relevant revenue size as an indicator of complexity and scope for executive roles; companies that are of a reasonable revenue size for making market comparisons
S&P 500 Industrials Company	Companies that operate in the broad industrials arena, again indicating executive talent with relevant skills and companies that are subject to similar market forces
Geographic Footprint	Companies with international revenue of at least 35% of their total revenue, indicating multi-national operations, the complexity that results in and the associated skills required by executives
Other Factors	Other factors that are relevant as it pertains to global business operations and executive talent, such as operations that emphasize technology

Fiscal 2025 Compensation Peers

- 3M Company
- Carrier Global Corporation*
- Caterpillar Inc.
- Cummins Inc.
- Deere & Company
- Eaton Corporation*
- Emerson Electric Co.
- General Dynamics Corporation
- Honeywell International, Inc.*
- Otis Worldwide Corporation*
- Parker Hannifin Corporation
- Stanley Black & Decker Inc.
- Trane Technologies*

(*) *The Committee also references subsets of the compensation peers for goal-setting purposes, inclluding a subset of the Company's compensation peers that operate in the HVAC industry and a subset of certain compensation peers together with Api Group, Allegion, and Lennox. These additional companies are excluded as compensation peers because they do not meet the evaluation criteria used for our analysis. Additional information on the goal setting process is summarized in the following section.*

At the time of approval of the fiscal 2025 compensation peers, Johnson Controls ranked at the 53rd percentile relative to compensation peers with respect to revenue. The Committee remains comfortable that this compensation peer group is appropriate.

The Committee considers pay data from the compensation peer group as one of several reference points it uses to target total direct compensation (base salary, annual incentive target, and long-term incentive target). In using the data, the Committee sets pay at a market competitive rate intended to balance the objectives of ensuring appropriate pay positioning in the market while enabling the Company to attract and retain high-performing talent in a competitive environment.

Given reliable proxy data is only consistently available for the CEO and CFO, the Committee references general industry survey data using the same approach for these as well as all other roles. The variation of actual pay relative to the market data is dependent on the executive officer's performance, experience, knowledge, skills, level of responsibility, potential to impact on our performance and future success, the need to attract, retain and motivate strategic talent.

Metric Selection and Goal Setting

Central to our pay-for-performance philosophy is maintaining a rigorous goal setting process that is used to determine both our annual and long-term incentive plan performance targets. Each year, management, the Committee, and our independent consultant spend meaningful time determining metrics, goal ranges, and testing the appropriateness of our incentive program thresholds, targets, and maximums.

For fiscal 2025, the Committee reaffirmed its support of the fundamental aspects of program design, including the performance metrics used in fiscal 2025.

Following agreement on the metrics, we establish the performance goals and ranges associated with each of them. The objective is to set ranges that contain adequate stretch to incentivize performance but also fit within our risk framework so as not to encourage excessive risk taking. In setting goals, we take account of the Company's historical and projected performance, historical and expected performance of the S&P 500 Industrials, and historical and projected performance of our compensation and select peer group in conjunction with our annual plan and external macro-economic factors impacting on our business.

Based on the data, management proposes goal ranges for each performance metric to the Committee, which are also assessed by the independent compensation consultant. In its analysis, our independent consultant assesses the probability of achievement of our threshold, target, and maximum goals given historical performance realized among peers and the S&P 500 Industrials and provides the Committee with an independent perspective on the robustness of our goals. The Committee tests the stretch and potential payouts to ensure they are challenging, and the level of performance will be reflected appropriately in the payout levels.



Management	Independent Consultant	Compensation and Talent Development Committee
Proposes goal ranges based on analysis of: • Johnson Controls' financial forecasts • Historical S&P 500 Industrials performance • Projected S&P 500 Industrials performance • Projected compensation and select peers' performance • Analyst expectations • Shareholder feedback • Macro-economic trends	Evaluate management-proposed ranges by: • Assessing likelihood of achievement based on historical performance • Validating against analyst expectations of performance • Reviewing absolute value and spread of threshold, target and maximum goals	Approves the proposed ranges following a review of materials prepared by management and the independent compensation consultant, and the resolution of any questions raised which may result in revisions to the proposed ranges

Our metric selection and goal-setting processes allow for the continual assessment of how our incentives support our strategy and drive shareholder returns.

The Committee receives interim performance updates at subsequent meetings to understand how the Company is progressing in the context of the performance goals set at the outset of the year.

FISCAL 2025 COMPENSATION DECISIONS AND OUTCOMES

Base Salary

Following a review of compensation in September 2024, the base salaries of Ms. Schlitz and Mr. Oliver were left unchanged for fiscal 2025. Mr. Vandiepenbeeck received a fiscal 2025 base salary increase of 13.3%, and Ms. Brandt received a 7.1% increase, both effective October 1, 2024. These adjustments were made based on performance and to align base pay with competitive market positioning. Mr. Weidemanis' base salary was set in alignment with the median of the market for similarly situated officers. Mr. Scalia's base salary was based on a competitive analysis of the market, Mr. Scalia's compensation at his prior role and incentivizing Mr. Scalia to accept employment with the Company.

NEO	Fiscal 2024 Target Base Salary	Target Percent Change	Fiscal 2025 Target Base Salary
Joakim Weidemanis[1]			$1,500,000
Marc Vandiepenbeeck	$ 750,000	13.3%	$ 850,000
Lei Schlitz	$ 775,000	0%	$ 775,000
Julie Brandt	$ 700,000	7.1%	$ 750,000
Chris Scalia[1]			$ 675,000
George R. Oliver[2]	$1,500,000	0%	$1,500,000

(1) New NEO for fiscal 2025 the amount of salary actually paid during fiscal 2025 was pro-rated from the amount shown in the table to reflect the partial year of service

(2) The amount of salary actually paid to Mr. Oliver during fiscal 2025 was pro-rated from the amount shown in the table to reflect the partial year of service prior to Mr. Oliver's retirement.

Annual Incentive Performance Program (AIPP)

Our AIPP rewards executives for their execution of our operating plan, commitment to sustainability, employee engagement and inclusion, and other strategic initiatives, as well as for financial performance that drives long-term shareholder value creation. Award opportunities are positioned relative to the competitive market for comparable jobs. This plan places a significant portion of total cash compensation at risk, thereby aligning executive rewards with financial results. It also offers an opportunity for meaningful pay differentiation tied to the performance of the enterprise, Business Unit, and individual contributions. Payment is capped at 200% regardless of the achievement of the strategic and individual modifiers and Business Unit performance.



Financial Performance X **Strategic Initiative Modifier +/- 15%** = **AIPP Result and Funding Pool** X **Business Unit Performance** X **Individual Contribution Modifier +10%/-25%** = **Final Payout Subject to 200% of Target Cap**

In December 2024, the Committee approved the fiscal 2025 AIPP performance measures and their associated goals. Financial measures remained unchanged, consisting of earnings before interest and taxes (EBIT) growth, revenue growth, and enterprise free cash flow conversion. The Strategic Incentive Modifier remained unchanged to further align with our business strategy, rewarding our ability to drive services growth. These measures, defined below, were selected as they focus our executive officers on the Company's performance, profitability, operating strength and efficiency.

Once the fiscal 2025 AIPP funding is established, the CEO assesses each Business Unit's financial, sustainability and organizational health results to determine specific Business Unit AIPP pools (total combined pool not to exceed the overall pool created by the financial and strategic results). Finally, an individual contribution modifier is applied. The CEO assesses individual performance for the NEOs other than himself; the Committee assesses the CEO's performance.

Metrics and Definition	Weight	Why it Matters
EBIT growth | Net income adjusted for income tax expense, financing costs, foreign exchange and certain significant special items, such as, transaction/ integration/ separation costs, impairment charges, in-year acquisitions/divestitures, restructuring costs, mark-to-market adjustments related to restricted asbestos investments and pension and post-retirement plans and the adoption of new accounting pronouncements, all as reflected in our audited financial statements that appear in our Annual Report on Form 10-K.	1/3	Aligns annual organic EBIT growth resulting from effective and efficient execution of our operating plan to broadly comparable companies subject to similar external market and economic factors.
Revenue growth | Revenue adjusted for the impact of foreign exchange and in-year acquisitions/divestitures.	1/3	Aligns annual organic revenue growth resulting from strong sales execution, product and innovation investments, and market share gains to broadly comparable companies subject to similar external market and economic factors.
Free cash flow conversion | Free Cash Flow divided by Net Income attributable to JCI. Net Income attributable to JCI is adjusted for certain significant special items such as transaction/integration/separation costs, impairment charges, acquisitions/divestitures, restructuring costs, one-time tax items and the adoption of new accounting pronouncements, all as reflected in our audited financial statements that appear in our Annual Report on Form 10-K. Free Cash Flow is defined as cash provided by operating activities less capital expenditures and excludes the impacts from (1) the cash flows associated with the Company's JC Capital customer financing program, (2) effective January 1, 2024, the discontinuing of accounts receivable factoring programs and (3) cash impacts the water systems Aqueous Film Forming Foam settlement and related insurance recoveries. Management believes this provides a truer representation of the company's operational ability to convert cash, without the contrary impact from financing activities, receivables factoring or the Aqueous Film Forming Foam settlement.	1/3	Establishes annual free cash flow conversion targets resulting from trade working capital and other operating cash flow initiatives accompanied with disciplined capital expenditure management. Our ability to generate cash is critical to our growth and funding of operating activities.
Corporate strategic initiative modifier | One metric is utilized: • Achievement of year-over-year organic service revenue growth.	Modifier +/-15%	Improving this measure has a significant impact on the share price and on meeting the investment community's expectations.
Business Unit results | Once the overall AIPP pool is created from the financial and strategic performance of the enterprise, the CEO assesses the results of each specific Business Unit for our NEO's and other participating executives. This assessment takes into consideration financial and sustainability results achieved by each Business Unit to distribute the overall AIPP appropriately based on performance (total combined pool not to exceed the overall pool created by the financial and strategic results). NEOs and executives that are not part of a specific Business Unit are measured against the financial and strategic performance of the enterprise.	Modifier%	Enables higher awards for Business Units who obtain higher level performance and achievements.
Individual modifier | Leadership actions and behaviors are assessed related to each focus area: • Growth: Business financial performance • High-performance culture: Sustainability and organizational health	Modifier +10% / -25%	Enables the Committee to adjust awards informed by a judgment-based assessment of how performance was delivered versus our culture and values and any exceptional circumstances during the year.

The same metrics and overall strategic modifier apply to all NEOs. Payment is capped at 200%.

Fiscal 2025 AIPP Performance

The Company drove strong performance in fiscal 2025 across all AIPP metrics. This was evidenced through above target performance, with EBIT growth of 15.1%, revenue growth of 6.46% and free cash flow conversion at 102%. This aggregate performance resulted in financial performance results being earned above target, with financial payout factor of 176.6% of target.

| Financial Performance Metric | Weight | Fiscal 2025 Performance Goals | | | | Payout Factor | |
		Threshold	Target	Maximum	Actual	Unweighted	Weighted
EBIT Growth	1/3	7.0%	12.5%	17.0%	15.1%	156.8%	
Revenue Growth	1/3	3.0%	5.0%	7.0%	6.46%	173.0%	**176.6%**
Enterprise Free Cash Flow Conversion	1/3	80%	86%	96%	102%	200%	

Performance in respect of the strategic initiative modifier was as follows:

Strategic Initiative Modifier Metric	Performance Goal*	Modifier %	Results
Achievement of YOY Organic Service Revenue Growth	>9.0%	+15%	7.1%
	<5.0%	-15%	
Total Strategic Initiative Modifier		**+/-15%**	**0%**

(*)   This chart is not interpolated. Achievement between 5% and 9% results in no modifier.

Next, the CEO assesses the results of each specific Business Unit for the NEOs. This assessment takes into consideration financial and sustainability results achieved by each Business Unit to distribute the overall AIPP appropriately based on performance. The Business Unit modifiers applicable to the NEOs in respect of fiscal 2025 are displayed in the table below.

Finally, leadership actions and behaviors were assessed related to the focus areas of growth, operational improvements and high-performance culture. Individual modifiers for the NEOs in respect of fiscal 2025 are displayed in the table below.

The table below summarizes the target award potential and eventual payout amounts for the NEOs in respect of fiscal 2025 performance. The target opportunity for each NEO was established using applicable benchmarking and other market data to determine a competitive rate intended to balance the objectives of ensuring appropriate pay positioning in the market while enabling the Company to attract, recruit and retain high-performing talent in a competitive environment.

NEO	Target Opportunity (% salary)	Target Opportunity	Financial and Strategic Payout Factor	Business Unit Modifier	Individual Modifier %	Total Payout Factor	Fiscal 2025 Annual Incentive Award
Joakim Weidemanis	160%	$2,400,000	176.6%	100%	100%	176.6%	$2,357,247
Marc Vandiepenbeeck	100%	$ 850,000	176.6%	100%	100%	176.6%	$1,501,100
Lei Schlitz	90%	$ 697,500	176.6%	100%	100%	176.6%	$1,231,785
Julie Brandt	90%	$ 675,000	176.6%	100%	100%	176.6%	$1,192,048
George R. Oliver	160%	$2,400,000	176.6%	100%	100%	176.6%	$1,892,765

[1]   *Mr. Weidemanis' payment under the plan was prorated to 55.62% of the amount otherwise earned on the basis of performance, reflecting the portion of the performance period during which he was employed, beginning from his date of hire.*

[2]   *Mr. Oliver's payment under the plan was prorated to 44.6% of the amount otherwise earned on the basis of performance, reflecting the portion of the performance period during which he was employed — from the performance period start date through his termination date*

Mr. Scalia did not participate in the Fiscal Year 2025 AIPP. In lieu of participation and as part of his new hire award described in further detail below, he received a cash payment of $200,000 in December 2025.

Long-Term Equity Incentive Awards

Another key element in the compensation of our executive team is long-term equity incentive awards, which tie a significant portion of compensation to the Company's performance over time. In fiscal 2025, three different types of long-term incentive awards were granted to our NEOs:

Performance Share Units (50%)

- Vest subject to performance measured over three years

- Fiscal 2025 awards contingent on pre-tax earnings, Recurring Revenue and relative TSR

- Dividends equivalents accrue and are paid in respect of the number of shares that ultimately vest



Share Options (25%)

- Only deliver value to the extent Johnson Controls' share price increases relative to price at date of grant

- Vest 50% after two years and 50% after three years

Restricted Share Units (25%)

- Vest in equal installments over three years

- Dividend equivalents accrue and are paid on vested awards

In combination, we believe these grants provide a balanced focus on sustainable long-term shareholder value creation and retention of key executives in the interests of our collective stakeholders. They are also reflective of market practice within our compensation peer group. The total target grant value is established using applicable benchmarking and other market data to determine a competitive rate intended to balance the objectives of ensuring appropriate pay positioning in the market while enabling the Company to attract, recruit and retain high-performing talent in a competitive environment.

Following a review of compensation in September 2024, adjustments were made to fiscal 2025 target long-term incentive opportunities for certain executives to recognize strong performance and ensure alignment with competitive market positioning. Specifically, Mr. Vandiepenbeeck received an 18.2% increase, Ms. Brandt received a 12.5% increase, and Mr. Oliver received a 9.1% increase. Long-term incentive values for Ms. Schlitz remained unchanged.

Fiscal 2025 Long-Term Equity Grant				
NEO	**Target Value of Share Options**	**Target Value of RSUs**	**Target Value of PSUs**	**Total Target Value of Award**
Joakim Weidemanis	$2,500,000	$2,500,000	$5,000,000	$10,000,000
Marc Vandiepenbeeck	$ 825,000	$ 825,000	$1,650,000	$ 3,300,000
Lei Schlitz	$ 687,500	$ 687,500	$1,375,000	$ 2,750,000
Julie Brandt	$ 506,250	$ 506,250	$1,012,500	$ 2,025,000
Chris Scalia*	—	—	$1,500,000	$ 1,500,000
George R. Oliver	$3,000,000	$3,000,000	$6,000,000	$12,000,000

(*) *Mr. Scalia received a prorated fiscal 2025 long-term incentive award, delivered entirely in the form of a performance share unit (PSU) grant upon his hire date.*

Fiscal 2025-2027 Performance Share Units

Performance Share Units ("PSUs") help to ensure our executives' pay is directly linked to the achievement of strong, sustained long-term operating performance. The balance of metrics focuses senior leaders on making strategic investments that optimize long-term shareholder value.

For fiscal 2025-2027 awards, the Committee remained committed to using three-year cumulative metrics and maintaining a balanced emphasis on pre-tax earnings, recurring revenue and TSR aligned with our strategy to drive growth through digitally-enabled products, services and solutions over the building lifecycle.

Metrics, Weight and Definition	Weight	Why it Matters
Pre-tax earnings growth | Income before income taxes plus non-controlling interests, adjusted for foreign exchange, in-year acquisitions/divestitures and for certain significant special items, such as transaction/ integrations/ separation costs, gain or loss on divestitures, impairment charges, restructuring costs, mark-to-market adjustments related to restricted asbestos investments and pension and post-retirement plans, and the adoption of new accounting pronouncements — all as reflected in our audited financial statements that appear in our Annual Report on Form 10-K.	1/3	Aligns three-year organic pre-tax earnings growth resulting from the effective execution of our strategic operating plan to broadly comparable companies subject to similar external market and economic factors. Our ability to generate long-term profitability is critical to our growth and funding of operating activities.
Recurring Revenue | Recurring revenue is a sales transaction that repeats at intervals into the future for the use or access to a product, technology or service. Unlike one-off sales, these revenues are predictable, stable and can occur at regular intervals going forward with a high degree of certainty (i.e., contract). Current recurring revenue contract types include Planned Service Agreement (PSA), Operations & Management (O&M), Facility Management (FM), Public, Private, Proprietary (P3), Measurement Verification (M&V), Performance Infrastructure (PI), Building Monitoring, Software license (i.e. SSA), Subscriber contracts, Subscription models, as a Service (aaS), Leasing and Monitoring. Product sales, installation sales and Labor & Maintenance do not qualify as recurring revenue. Revenues are adjusted for the impact of foreign exchange and in-year acquisitions/divestitures. Capital leases do not qualify as recurring revenue, only operational leases.	1/3	Establishes forward looking three-year recurring revenue targets, providing an effective indicator of future top-line growth prospects and drives long-term performance and value creation. Aligns with our digitally enabled products, services and solutions growth strategy.
TSR relative to S&P 500 Industrials | Percentage change in Johnson Controls' share price over the performance period (with an adjustment for reinvestment of dividends), relative to S&P 500 Industrials. The starting price is based on the 30-trading-day average preceding the start of the performance cycle. The ending price is based on the 30-trading-day average preceding the end of the performance cycle.	1/3	Aligns our three-year stock performance, including reinvestment of dividends, to the S&P 500 Industrials. Investors recognize TSR as an appropriate measure to motivate executives and achieve alignment with shareholder interests.

The Committee set the earnings growth and recurring revenue thresholds, targets and maximums for the fiscal 2025-2027 performance period based on Johnson Controls' long-term strategic plan, as well as consideration of long-term performance expectations for the S&P 500 Industrials. This approach ensures that we provide competitive incentive compensation based on market competitive performance while continuing to focus on our strategic long-term commitments. Given the commercial sensitivity of our long-term goals, the 2025 PSU performance goals will be disclosed at the conclusion of the three-year performance period.

Performance Metric	Weight	Fiscal 2025-2027 Performance Goals		
		Threshold	Target	Maximum
Pre-tax Earnings Growth	1/3	The three-year performance goals associated with these measures will be disclosed at the conclusion of the performance period		
Recurring Revenue	1/3			
TSR Relative to S&P 500 Industrials	1/3	≥25th percentile	50th percentile	≥75th percentile

Performance Metric	Below Threshold	Threshold	Target	Maximum
Payout (% of Target)	0%	50%	100%	200%

The payout opportunity in respect of each element is calculated separately and weighted to arrive at a final payout. The payout is calculated using interpolation between threshold and target, and target and maximum.

Fiscal 2023-2025 Performance Share Units

The 2023-2025 PSU awards were subject to three independently weighted measures, Pre-tax Earnings Growth, Recuring Revenue and Relative TSR. We set challenging goals for the 2023-2025 PSU awards intended to drive above market performance. During the performance period, we delivered strong overall performance that generated exceptional shareholder return while not fully realizing the ambitious goals we set to drive growth and recurring revenue. This was evidenced through top-quartile TSR relative to S&P 500 Industrials being offset by below target Pre-Tax Earnings Growth and Recurring Revenue. Based on cumulative performance over three-years, awards vested at 124.2% of target, reflecting our commitment to pay for performance.

Fiscal 2023-2025 Performance Goals							
Performance Metric	Weight	Threshold	Target	Maximum	Actual Performance	Results	Weighted Performance
Pre-tax Earnings Growth	1/3	$579	$1,138	$1,510	$1,043	91.5%	30.5%
Recurring Revenue	1/3	$436	$667	$988	$580	81.3%	27.1%
TSR Relative to S&P 500 Industrials	1/3	≥ 25th percentile	50th percentile	≥ 75th percentile	81.4th percentile	200%	66.6%
					2023-2025 PSU Final Payout Percentage		124.2%

Fiscal 2025 Share Options and Restricted Share Units

By awarding share options and RSUs, we link long-term incentives directly to our share price. If our share price decreases, so does the value of the executive officer's compensation. Share options and RSUs also help us maintain competitive compensation levels in the market and retain high-performing employees through multi-year vesting requirements.

We valued fiscal 2025 share options using a Black-Scholes valuation. Their strike price is equal to the closing price of our ordinary shares on the date of the grant. Fifty percent of each share option award vests two years after the date of grant, and the other fifty percent vests three years after the date of grant. Share option vesting is subject to continued employment, with earlier vesting upon retirement, and share options have a ten-year exercise term. The Committee does not permit or engage in "backdating," repricing or cash buyout of share options.

We value RSUs based on the closing price of our shares at the date of the grant. RSUs generally vest in equal installments over three years.

Retention Awards

During fiscal 2025, the Committee approved one-time equity retention awards for Ms. Brandt and Mr. Vandiepenbeeck to support leadership continuity during a period of transition, including the Company's portfolio simplification efforts and CEO succession plan. Ms. Brandt received RSUs that will vest 100% after one year, recognizing her strong performance and continued engagement. Mr. Vandiepenbeeck received a RSUs that will vest in full on the fifth anniversary of the grant date. These awards were determined to be appropriate and retentive, designed to reinforce commitment and stability within the leadership team.

NEO	Target value of one-time RSU award
Julie Brandt	$1,000,000
Marc Vandiepenbeeck	$5,000,000

Termination and recoupment provisions have been included in these awards to provide additional protection for shareholders. Termination provisions included in the one-time RSU award are structured to reflect various potential termination scenarios.

- Involuntary not for cause termination: award accelerated on a pro-rated basis based on the number of full months actively employed
- Death or disability: award accelerated in full
- All other scenarios, including retirement, voluntary and 'for cause' termination: full forfeiture of the outstanding unvested award

New Hire Awards

During fiscal 2025, the Board approved the new hire compensation package for Mr. Weidemanis, and the Committee approved the package for Mr. Scalia in connection with their respective officer appointments. These packages were established as part of the recruitment negotiation process and were thoroughly reviewed and approved by the Committee.

Mr. Weidemanis received a one-time PSU award covering the FY2024-FY2026 performance cycle, which will vest and be paid out at the normal time based on actual performance achieved for that cycle. He also received a one-time share option award, which will vest 50% two years from the grant date and the remaining 50% three years from the grant date, with a 10-year exercise period.

Mr. Scalia received a one-time cash payment of $260,000, designed to match the compensation Mr. Scalia would forefeit by leaving his prior employer, subject to repayment if he voluntarily terminates employment within two years of the payment date. He also received a one-time cash payment of $200,000 that was paid in December 2025, representing annual incentive compensation in lieu of participating in the Company's fiscal 2025 AIPP. Mr. Scalia received a one-time PSU award for the FY2024-FY2026 cycle, which will vest and be paid out based on actual performance at the standard time. In addition, he received two RSU grants: a $2,000,000 award that vests in equal installments over three years on each anniversary of the grant date, and a $500,000 award that vests in full on the one-year anniversary of the grant date, contingent on continued employment.

NEO	One-time cash payments	Target value of one-time FY24-FY26 PSU Award	Target value of one-time Share Option award	Target value of one-time RSU award
Joakim Weidemanis	—	$3,750,000	$1,250,000	—
Chris Scalia	$460,000	$1,500,000	—	$2,500,000

Termination and recoupment provisions have been included in these awards to provide additional protection for shareholders. Termination provisions included in the one-time equity awards are structured to reflect various potential termination scenarios.

- Involuntary not for cause termination: award accelerated on a pro-rated basis based on the number of full months actively employed
- Death or disability: award accelerated in full
- All other scenarios, including retirement, voluntary and 'for cause' termination: full forfeiture of the outstanding unvested award

ADDITIONAL INFORMATION

Other Executive Compensation Policies

To further ensure the alignment of executive interests with those of our shareholders, the Committee has approved additional compensation-related policies that apply to our NEOs.

Share Ownership Guidelines

NEOs are required to hold specified amounts of Johnson Controls shares. If an executive does not meet the minimum guideline within five years, they cannot sell any shares until they meet the requirement. Until the guideline is met, executives are required to retain after-tax shares resulting from an exercise of share options and must retain shares resulting from the vesting of RSUs and PSUs. All shares directly or indirectly owned by, and unvested RSUs granted to, NEOs count towards the requirement. Share options and non-vested PSUs do not count toward the requirement.

Role	Minimum Ownership Requirements (% base salary)
Chief Executive Officer	600%
All Other NEOs (excludes former NEOs)	300%

At the end of fiscal 2025, all NEOs were in compliance with their ownership requirements or had additional time to meet the minimum guideline, demonstrating the strong alignment of interests between our NEOs and Johnson Controls' stakeholders.

Compensation Recoupment Policy

The Committee maintains a Compensation Recoupment Policy that complies with the SEC's regulations on the recovery of erroneously awarded compensation and the related NYSE listing standards. Our policy provides that, if we are required to prepare a qualifying accounting restatement, then, unless an exception applies, we will recover reasonably promptly the excess of (1) the amount of incentive-based compensation received during the three completed years immediately preceding the date we are required to prepare the accounting restatement by any person who served as a covered officer at any time during the applicable performance period over (2) the amount that would have been received had it been determined based on the restated financials.

Our recoupment policy also provides that, if the Committee determines that a covered officer has engaged in certain types of misconduct resulting in material reputational harm, then we will be entitled, if so instructed by the Committee, to (1) cause the full or partial forfeiture or reduction of any unearned performance incentives or unexercised or unvested equity-based awards then held by any covered officer, including time-vesting awards as well as performance-based awards and (2) obtain full or partial reimbursement from the covered officer of any performance incentives or equity-based awards previously paid to, or earned by, the covered officer during the period of misconduct, in each case to the extent permitted by applicable law. Our policy also authorizes us to recover from culpable individuals certain compensation amounts if the Criminal Division of the United States Department of Justice determines criminal resolutions are warranted.

Insider Trading, Anti-Hedging And Anti-Pledging Policy

Directors, executive officers, employees and other related persons may not buy, sell or engage in other transactions in the Company's shares while aware of material non-public information; buy or sell securities of other companies while aware of material non-public information about those companies that they became aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company. The policy also restricts trading for a limited group of Company employees (including executives and directors) to defined window periods that follow our quarterly earnings releases and announcements of a share repurchase program.

In addition, the Company's directors, executive officers, employees and other related persons are prohibited from:

- Pledging any Company securities held by them or their families as security for a loan, including by holding such securities in a margin account; and

- Trading in puts, calls or any other derivative securities relating to in the Company's shares, and engaging in hedging or monetization transactions relating to in the Company's shares (including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds) or short sales of the Company's shares.

Equity Grant Policy

As part of its continued monitoring of and response to trends and developments with respect to equity award grant practices, the Committee has established an Equity Award Grant Policy. The policy describes the Company's delegated authority to grant equity awards, codifies pre-existing equity award practices, and establishes standardized schedules for granting equity awards. Under the Equity Award Grant Policy, annual equity awards, including the Company's annual option, RSU and PSU awards, will generally have a grant date of the first business day of December and any off-cycle or special equity awards will generally have a grant date of the second business day following the next quarterly earnings release after the date of approval of such award. The Committee's objective in adopting the policy was to establish standard, predetermined practices to avoid any actual or perceived market timing of equity awards and to ensure the Company maintains appropriate policies and practices with respect to equity award grants. The Committee may, however, modify or make exceptions to the general timing parameters in the policy based on special circumstances, the needs of the business or other appropriate considerations.

Neither the Committee nor our Chief Executive Officer considers material nonpublic information in determining the timing and terms of equity-based awards, and we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Executive Benefits and Perquisites

401(k) Plan

All U.S. employees are eligible for the 401(k) plan, including our NEOs. Participants can contribute up to a specified percentage of their compensation on a pre-tax or after-tax (Roth) basis; however, executive officers' percentages may be lower than other participants due to IRS requirements applicable to the 401(k) plan.

Effective January 1, 2025, we implemented a unified retirement savings approach for U.S. employees. Under the updated program, we match employee contributions to the 401(k)-plan dollar-for-dollar, up to 7% of eligible pay. The matching contribution is subject to five-year graded vesting. We implemented this unified approach to better align our retirement benefits with competitive market practices and reinforce our commitment to supporting employees in building long-term financial security.

Prior to this change, for the calendar year 2024, we offered a combination of matching contributions and annual retirement contributions, which varied based on factors such as employee age, service, and Company performance. For the group of eligible employees that included our NEOs, we matched 100% of each dollar contributed to the 401(k) plan up to 4% of the employee's eligible pay, and 50% of each additional dollar up to a total of 6% of the employee's eligible pay. We also separately made varied annual retirement contributions for eligible employees, including all NEOs. The contribution for this group of employees was usually between 1% and 5% of the participant's eligible compensation, based on the participant's age and participation or service.

These legacy programs have been discontinued in favor of the simplified and more market-aligned unified approach.

Retirement Restoration Plan

In connection with the elimination of separate annual retirement contributions under the 401(k)-plan described above, effective as of January 1, 2025, the corresponding contributions under the Retirement Restoration Plan also were eliminated. Prior to this change, for calendar year 2024, the Retirement Restoration Plan allowed all employees whose annual retirement contributions under the 401(k) plan were affected by limits imposed by the Internal Revenue Code to receive the full intended amount of the additional annual retirement contributions without regard to such limits.

While we no longer provide separate annual retirement contributions under the 401(k) plan or corresponding contributions under the Retirement Restoration Plan as part of our updated retirement savings approach, the Retirement Restoration Plan remains in place for legacy purposes. Specifically, prior to January 1, 2018, the Retirement Restoration Plan provided for 401(k) spillover deferrals and employer matching contributions for eligible participants. Those benefits were eliminated as of January 1, 2018, for participants other than those participants who were officers of the Company immediately following the merger between Johnson Controls, Inc. and a subsidiary of Tyco International plc in 2016 (the "Merger"), including Mr. Oliver and certain other high-level employees who participated in the Retirement Restoration Plan prior to January of 2018.

Senior Executive Deferred Compensation Plan

We maintain a Senior Executive Deferred Compensation Plan that allows participants, including our NEOs, to defer base salary and annual bonus compensation and the associated taxes until retirement or termination of employment to assist such participants with personal financial planning. The investment options under the Senior Executive Deferred Compensation Plan mirror investment options in our 401(k) Plan, which includes a company stock fund.

Perquisites

We provide a limited amount of perquisites to our executive officers, which we believe are reasonable and consistent with market practice. We maintain a strict policy regarding the eligibility and use of these benefits. The Committee grants each executive officer a perquisite allowance of 5% of their base salary annually. Upon termination, any unused funds are forfeited.

Allowable perquisites include:

- Financial and tax planning
- Personal use of corporate aircraft capped at $10,000 per year for the NEOs, other than the CEO, with such amounts calculated pursuant to the Standard Industry Fare level, or SIFL rate
- Executive physical

The CEO is encouraged to use the corporate aircraft for both business and personal use to enhance his productivity, maintain confidentiality, ensure personal security and protect his health and wellbeing. The Committee has limited the CEO's annual personal usage of company aircraft to an annual incremental cost of $200,000. Any such personal usage of the corporate aircraft in excess of this amount is required to be reimbursed to Johnson Controls by the CEO based on the aggregate incremental cost of such usage.

Executive Severance and Change-in-Control Policy

The Executive Severance and Change-in-Control Policy applies to all NEOs.

	Change-in-Control	Severance
Triggers	• Involuntary termination other than for Cause, permanent disability or death within the period beginning 60 days prior to and ending two years following a change-in-control • Good reason resignation within the same period	• Involuntary termination other than for Cause, permanent disability or death.
Cash Severance	Base salary + target annual bonus	
Severance Multiple	CEO: 3X Other NEOs: 2X	CEO: 2X Other NEOs: 1.5X
Claims Release	Required	
Benefits Continuation	Aligned with severance multiple	
Equity Acceleration	• Pro-rated equity acceleration based on number of months worked during vesting period (pro-rated PSUs based on target performance) • If the 2021 Equity and Incentive Plan would provide more favorable result, then its treatment would govern; Under the Plan, the Committee may provide either for adjustment/assumption of awards that includes a right to full vesting upon an involuntary termination or termination for Good Reason or full accelerated vesting (assuming higher of target or trend for PSUs) and a cash settlement upon the change-in-control	• Pro-rated equity acceleration based on the number of months worked during the vesting period (pro-rated PSUs based on target performance earned at vesting).
Annual Incentive Performance Program	• Payment of a prorated portion of the target bonus amount for the year of termination	
Excise Tax Gross-Up	None	
Restrictive Covenants	• Unlimited time for non-disparagement, trade secrets and confidential information • Two-year post-termination non-solicitation of employees and customers • One and one-half year post-termination non-compete • Employee must affirmatively consent to be bound by these covenants as a condition of plan participation	

Global Executive Assignment Agreement

In August 2023, Mr. Vandiepenbeeck accepted the officer position of Vice President and President, Building Solutions, EMEALA. This role required him to relocate from the United States to the United Kingdom for the duration of his assignment. In connection with this move, Mr. Vandiepenbeeck entered into a global assignment agreement consistent with the policy applicable to all Johnson Controls employees, designed to mitigate the increased costs associated with global assignments. The agreement includes an allowance to offset the difference in costs of living, a relocation allowance, transportation allowance, furnished housing, reimbursement for certain dependent visitation costs, tax equalization in accordance with the Johnson Controls Tax Equalization Policy, and reimbursement of repatriation costs such as travel, temporary housing, car rental, and the shipment of goods. Mr. Vandiepenbeeck returned to the United States in fiscal 2024 after accepting the position of EVP and Chief Financial Officer.

Tax and Accounting Considerations

When determining total direct compensation packages, the Committee considers all factors that may have an impact on our financial performance, including tax and accounting rules.

Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation that we pay to certain covered employees, generally including our NEOs, to $1 million in any year per person.

The Committee believes that the tax deduction limitation should not compromise the ability to design and maintain executive compensation arrangements necessary to attract and retain strong executive talent. Accordingly, achieving the desired flexibility in the design and delivery of compensation may not result in compensation that in certain cases is not deductible for federal income tax purposes.

Compensation Risk Assessment

The Committee engages an annual risk assessment of its compensation programs. The Committee's independent compensation consultant, Farient, conducted a risk assessment of the Company's executive compensation program, including the AIPP and LTIPP, and reviewed the Company's sales incentive plans.

The Company believes that its overall pay mix, balanced performance measures that correlate to financial results and shareholder value, capped payout opportunities, long-term performance measurement and vesting periods, strong governance and internal controls, effective "clawback" policy and other guidelines described in this Proxy Statement all work together to provide our employees and executives with incentives to deliver outstanding performance to build long-term shareholder value, while taking only necessary and prudent risks to optimize long-term shareholder value. In addition, the Company's employee sales incentive plans are designed under a strong governance model with linkage to individual performance and corporate strategy.

Based on its consideration of these assessments, the Committee concurred with the Company's determination that none of its compensation policies and practices is reasonably likely to have a material adverse effect on the Company.

Compensation and Talent Development Committee Report

The Compensation and Talent Development Committee has reviewed and discussed with management this Compensation Discussion & Analysis and based on such review and discussion, has recommended to the Board of Directors that the Compensation Discussion & Analysis be included in the Company's 2025 Annual Report on Form 10-K and this Proxy Statement.

Submitted by the Compensation and Talent Development Committee:

John Young, Chair
Timothy Archer
Patrick Decker
Mark Vergnano

EXECUTIVE COMPENSATION TABLES

The following table summarizes the compensation earned by our NEOs in the fiscal years noted.

Summary Compensation Table for Fiscal Years 2025, 2024, and 2023

Name and Principal Position (a)	Year ($) (b)	Salary ($)[1] (c)	Bonus ($)[2] (d)	Stock/Unit Awards ($)[3] (e)	Option Awards ($)[3] (f)	Non-Equity Incentive Plan Compensation ($)[4] (g)	All Other Compensation ($)[5] (h)	Total ($)[6] (i)
Joakim Weidemanis[7] Chief Executive Officer	2025	825,000	—	12,849,088	3,749,993	2,357,247	182,499	19,963,827
Marc Vandiepenbeeck Executive Vice President & Chief Financial Officer	2025	850,000	—	7,707,020	824,996	1,501,100	110,290	10,993,405
	2024	698,077	—	4,820,130	339,996	695,803	786,772	7,340,778
Chris Scalia[8] Executive Vice President, Chief Human Resources Officer	2025	142,788	260,000	6,334,296	—	—	22,543	6,759,627
Julie Brandt Vice President and President, Global Commercial & Field Operations	2025	750,000	—	2,661,075	506,229	1,192,048	99,853	5,209,205
	2024	700,000	—	1,360,246	449,999	604,800	68,411	3,183,456
	2023	685,577	750,000	2,649,934	—	221,943	7,212	3,965,627
Lei Schlitz Vice President & President, Global Products & Solutions (GPS)	2025	775,000	—	2,255,798	687,481	1,231,785	90,963	5,041,027
	2024	775,000	—	4,828,112	687,495	669,600	75,641	7,035,848
	2023	685,577	900,000	6,245,277	687,482	453,316	39,013	9,010,665
George Oliver[9] Former Chairman & Chief Executive Officer	2025	680,769	—	9,843,990	2,999,994	1,892,765	802,665	16,220,184
	2024	1,500,000	—	8,312,634	2,749,992	2,304,000	542,360	15,408,986
	2023	1,500,000	—	9,301,583	2,749,983	1,773,600	557,480	15,882,646

[1] **Deferred Amounts Included:** *We have not reduced amounts shown above to reflect a named executive officer's election, if any, to defer the receipt of compensation into our qualified and nonqualified deferred compensation plans.*

[2] **Bonus:** *The amount reflects the value of a one-time cash sign-on bonus provided to Mr. Scalia during fiscal 2025 in connection with his appointment as Executive Vice President, Chief Human Resources Officer. Mr. Scalia's bonus is described under the heading "New Hire Awards" in the Compensation Discussion & Analysis.*

[3] **Stock/Unit Awards and Option Awards:.** *The equity awards granted in fiscal 2025 to each named executive officer consisted of share options, restricted share units ("RSUs") and PSUs. The amounts in columns (e) and (f) represent the fair value of the entire amount of the award calculated in accordance with Financial Accounting Standards Board ASC Topic 718, excluding the effect of estimated forfeitures. For share options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing market price of our ordinary shares on the date of grant. For PSUs, fair value is based on a model that considers the closing market price of our ordinary shares on the date of grant, the range of shares subject to such stock award, and the estimated probabilities of vesting outcomes. The value of PSUs included in the table assumes target performance. The values of the PSUs granted in fiscal 2025 at the grant date if the highest level of performance conditions were to be achieved would be as follows: Mr. Weidemanis — FY25-27 $11,713,167 & FY24-26 $8,985,052; Mr. Vandiepenbeeck — $3,764,154; Mr. Scalia — FY25-27 $3,780,924 & FY24-26 $3,887,923; Ms. Brandt — $2,309,839; Ms. Schlitz — $3,136,731 and Mr. Oliver — $13,688,005. Footnote 13 to our audited financial statements for the fiscal year ended September 30, 2025, which appears in our Annual Report on Form 10-K that we filed with the Securities and Exchange Commission on November 14, 2025, includes assumptions that we used in the calculation of the equity award values.*

[4] **Non-Equity Incentive Plan Compensation:** *The amounts reported in column (g) for each named executive officer reflect annual cash incentive compensation.*

[5] **All Other Compensation:** *The fiscal 2025 amounts reported in column (h) for each named executive officer consist of the following:*

Named Executive	Personal Use of Company Aircraft[a]	Retirement Plan Contributions[b]	Company Vehicle[c]	Financial Planning[d]	Executive Physical[e]	Expatriate & Relocation Benefits[f]	Miscellaneous[g]	Tax Equalization or Gross up[h]	Total All Other Compensation
Joakim Weidemanis	164,290	—	8,250	9,959	—	—	—	—	182,499
Marc Vandiepenbeeck	—	60,786	15,000	—	—	28,195	—	6,309	110,290
Chris Scalia	—	—	3,173	—	—	19,370	—	—	22,543
Julie Brandt	—	43,573	15,000	37,500	3,780	—	—	—	99,853
Lei Schlitz	—	60,588	15,000	15,375	—	—	—	—	90,963
George Oliver	131,936	380,400	6,808	—	—	—	283,521	—	802,665

[a] The Summary Compensation Table reflects the aggregate incremental pre-tax cost to us for personal use of aircraft for fiscal 2025, which was calculated using a method that takes into account the incremental cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar/parking costs and other variable costs. Because our aircraft are used primarily for business travel, the calculation does not include the fixed costs that do not change based on usage, such as pilots' salaries, the acquisition costs of our owned or leased aircraft, and the cost of maintenance not related to trips. The Committee has limited the CEO's annual personal usage of company aircraft to an annual incremental cost of $200,000. Any personal usage of the corporate aircraft in excess of this amount is required to be reimbursed to Johnson Controls by the CEO based on the aggregate incremental cost of such usage. The usage of company aircraft by Messrs. Oliver and Weidemanis was not aggregated for purposes of the administration of the aircraft personal usage policy.

[b] Retirement plan contributions include matching contributions made on behalf of each executive to the Company's tax-qualified 401(k) plans and Retirement Restoration Plan.

[c] Amounts reflect costs attributable to the personal use of a vehicle.

[d] Amounts reflect payments with respect to financial planning for Mr. Weidemanis, Ms. Brandt, and Ms. Schlitz.

[e] Amounts reflect costs attributable to the executive physical for Ms. Brandt.

[f] Mr. Vandiepenbeeck received the relocation benefits as part of his expatriate assignment set forth below. See "Compensation Discussion and Analysis — Additional Information — Global Executive Assignment Agreement" for additional detail on Mr. Vandiepenbeeck's expatriate assignment and benefits.

	Relocation	Other Expatriate Benefits & Allowances	Total
Marc Vandiepenbeeck	975	27,220	28,195

[g] Amount includes $150,000 in consultation fees for August through September and $133,521 of retainer fees paid to Mr. Oliver for his service as a Director of the Company following retirement as Chief Executive Officer, including $56,118 in quarterly retainer fees and $77,403 in retainer fees for Mr. Oliver's service as Board Chair pursuant to the Company's Director compensation program.

[h] The amount shown for Mr. Vandiepenbeeck represents $6,309 in gross-up payments made to him in connection with his expatriate assignment disclosed in the preceding footnote.

[6] No named executive officer participated in any defined benefit pension plan or received preferential or above market earnings on nonqualified deferred compensation during any of the fiscal years shown in the Summary Compensation Table, so we have not included a "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column.

[7] Mr. Weidemanis was appointed Chief Executive Officer effective March 12, 2025

[8] Mr. Scalia was appointed as Executive Vice President, Chief Human Resources Officer effective July 14, 2025

[9] Mr. Oliver retired as Chief Executive Officer effective March 12, 2025.

Fiscal 2025 Grants of Plan-Based Awards Table

The following table summarizes cash-based and equity-based awards for each of the NEOs that were granted in fiscal 2025.

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock (#) (i)[3]	All Other Option Awards: Number of Securities Underlying Options (#) (j)[4]	Exercise or Base Price of Option Awards ($/Share) (k)[5]	Grant Date Fair Value of Stock and Option Awards ($)(l)[6]
		Threshold ($)(c)[1]	Target ($)(d)[1]	Maximum ($)(e)[1]	Threshold ($)(f)[2]	Target ($)(g)[2]	Maximum ($)(h)[2]				
Joakim Weidemanis	N/A[7]	222,466	1,334,795	2,669,589							
	03/12/2025							31,774			2,499,978
	03/12/2025								107,342	78.68	2,499,995
	03/12/2025								53,671	78.68	1,249,998
	03/12/2025				7,944	47,661	95,322				4,492,526
	03/12/2025				10,591	63,548	127,096				5,856,584
Marc Vandiepenbeeck	N/A[7]	141,667	850,000	1,700,000							
	03/12/2025							63,548			4,999,957
	12/02/2024							9,860			824,986
	12/02/2024								33,482	83.67	824,996
	12/02/2024				3,287	19,720	39,440				1,882,077
Chris Scalia	N/A[7]										
	07/14/2025							18,821			1,999,919
	07/14/2025							4,705			499,953
	07/14/2025				2,353	14,116	28,232				1,943,961
	07/14/2025				2,353	14,116	28,232				1,890,462
Julie Brandt	N/A[7]	112,500	675,000	1,350,000							
	12/02/2024								20,545	83.67	506,229
	12/02/2024							6,050			506,204
	12/02/2024				2,017	12,101	24,202				1,154,919
	11/18/2024							11,954			999,952
Lei Schlitz	N/A[7]	116,250	697,500	1,395,000							
	12/02/2024							8,216			687,433
	12/02/2024								27,901	83.67	687,481
	12/02/2024				2,739	16,433	32,866				1,568,366
George Oliver	N/A[7]	178,630	1,071,781	2,143,562							
	12/02/2024							35,855			2,999,988
	12/02/2024								121,753	83.67	2,999,994
	12/02/2024				11,952	71,710	143,420				6,844,002

[1] Amounts reported in columns (c) through (e) represent the range of potential cash payments under the annual performance bonuses that could have been earned under the Johnson Controls Annual Incentive Performance Program for fiscal 2025, as described above under the heading "Annual Incentive Performance Program (AIPP)," in the Compensation Discussion & Analysis. Threshold amounts assume minimum performance levels are achieved with respect to each performance measure.

[2] Amounts in columns (f) through (h) show the range of potential share payouts for the (1) fiscal 2025-2027 PSUs granted to our NEOs in December 2024 and (2) the fiscal 2024-2026 and fiscal 2025-2027 PSUs granted to Mr. Weidemanis in March 2025 and Mr. Scalia in July 2025. The potential payouts are calculated assuming that threshold, target and maximum performance conditions are achieved as described in the section titled "Long-Term Equity Incentive Awards" in the Compensation Discussion & Analysis. The number of PSUs that are earned from the December 2024 grants, if any, will be based on performance for fiscal 2025 to 2027 and will be determined after the close of fiscal 2027. The number of PSUs that are earned from the March 2025 and July 2025 grants to Messrs. Scalia and Weidemanis, if any, will be based on performance (i) for fiscal 2024 to 2026 and will be determined after the close of fiscal 2026 and (ii) for fiscal 2025 to 2027 and will be determined after the close of fiscal 2027.

[3] Amounts in column (i) show the number of RSUs granted to the NEOs in December 2024, Mr. Weidemanis and Mr. Vandiepenbeeck in March 2025, Mr. Scalia in July 2025 and Ms. Brandt in November 2024 as described in the sections titled "Long-Term Equity Incentive Awards" "Retention Awards" and "New Hire Awards" in the Compensation Discussion &

Analysis. Mr. Weidemanis' awards granted in March vest in equal installments over three years. Mr. Vandiepenbeeck's "Retention Award" granted in March vest 100% after a five-year period. Mr. Scalia's "New Hire Awards" of $2,000,000 vests in equal installments over three years and of $500,000 vests 100% after a one-year period. Ms. Brandt's "Retention Awards" granted in November vest 100% after a one-year period.

(4) *Amounts in column (j) show the number of the share options granted for fiscal 2025, as described above under the heading "Long-Term Equity Incentive Awards" in the Compensation Discussion & Analysis. The share options vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date, contingent on the named executive officer's continued employment, and expire, at the latest, on the tenth anniversary of the grant date.*

(5) *Share options were granted with an exercise price per share equal to the closing market price of our ordinary shares on the date of grant.*

(6) *Amounts in column (l) show the grant date fair value of the option awards, RSUs and PSUs granted to the NEOs. These amounts represent the fair value of the entire amount of the award calculated in accordance with Financial Accounting Standards Board ASC Topic 718 (ASC Topic 718), excluding the effect of estimated forfeitures. For grants of share options, amounts are computed by multiplying the fair value of the award (as determined under the Black-Scholes option pricing model) by the total number of options granted. For grants of RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing market price of our ordinary shares on the date of grant. For grants of PSUs, the reported fair value assumes achievement of target performance, which is the probable outcome of performance conditions and is consistent with the estimate of aggregate compensation cost to be recognized over the service period.*

(7) *The award reflected in this row is an annual incentive performance award that we granted for the performance period of fiscal 2025, the material terms of which we describe in the Compensation Discussion & Analysis section titled "Annual Incentive Performance Program (AIPP)."*

Outstanding Equity Awards at 2025 Fiscal Year-End Table

The following table shows, for each of the NEOs, all equity awards that were outstanding as of September 30, 2025. Dollar amounts are based on the NYSE closing price of $109.95 per share for our ordinary shares on September 30, 2025.

Name (a)	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable[1] (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares of Stock That Have Not Vested (#)[2] (f)	Market Value of Shares of Stock that Have not Vested ($) (g)	Equity Incentive plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#)[3] (h)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested ($) (i)
Joakim Weidemanis					32,035	3,522,296	224,247	24,655,958
	—	53,671	78.68	03/12/2035				
	—	107,342	78.68	03/12/2035				
Marc Vandiepenbeeck					148,175	16,288,515	71,101	7,817,555
	5,917	—	79.54	12/08/2031				
	3,363	3,364	66.77	12/08/2032				
	—	24,745	53.52	12/18/2033				
	—	33,482	83.67	12/02/2034				
Chris Scalia					23,526	2,586,684	56,464	6,208,217
	—	—						
Julie Brandt					40,567	4,451,628	59,349	6,525,423
	—	32,751	53.52	12/18/2033				
	—	20,545	83.67	12/02/2034				
Lei Schlitz					102,045	11,219,806	113,653	12,496,147
	18,876	18,877	66.77	12/08/2032				
	—	50,036	53.52	12/18/2033				
	—	27,901	83.67	12/02/2034				
George Oliver					86,367	9,496,079	466,726	51,316,524
	147,928	—	79.54	12/08/2031				
	75,507	75,508	66.77	12/08/2032				
	—	200,145	53.52	12/18/2033				
	—	121,753	83.67	12/02/2034				

(1) *Vesting information for each outstanding option award for the NEOs is described in the table below.*

Vesting Date	Exercise Price ($)	Joakim Weidemanis	Marc Vandiepenbeeck	Julie Brandt	Lei Schlitz	George Oliver
2025						
12/05/2025	53.52	—	12,372	16,375	25,018	100,072
12/08/2025	66.77	—	3,364	—	18,877	75,508
2026						
03/12/2026	78.68	26,835	—	—	—	—
12/07/2026	78.68	80,507	—	—	—	—
12/07/2026	53.52	—	12,373	16,376	25,018	100,073
12/07/2026	83.67	—	16,741	10,273	13,951	60,877
2027						
12/07/2027	78.68	53,671	—	—	—	—
12/07/2027	83.67	—	16,741	10,272	13,950	60,876

(2) *The amounts in columns (f) and (g) reflect, for each named executive officer, the number and market value of RSUs which had been granted as of September 30, 2025, but which remained subject to additional vesting requirements. Scheduled vesting of all RSUs and the number of shares underlying awards, for each of the named executive officer is as follows:*

Vesting Date	Joakim Weidemanis	Marc Vandiepenbeeck	Chris Scalia	Julie Brandt	Lei Schlitz	George Oliver
2025						
11/14/2025	—	—	—	—	39,701	—
11/18/2025	—	—	—	12,107	—	—
12/05/2025	—	5,521	—	4,945	7,209	29,845
12/08/2025	—	14,954	—	—	3,642	14,570
2026						
02/01/2026	—	6,633	—	—	—	—
03/12/2026	10,678	—	—	—	—	—
04/10/2026	—	—	—	16,525	—	—
07/14/2026	—	—	10,978	—	—	—
08/02/2026	—	41,510	—	—	41,510	—
12/07/2026	10,678	5,523	—	4,947	7,209	29,846
2027						
02/01/2027	—	6,634	—	—	—	—
07/14/2027	—	—	6,274	—	—	—
12/07/2026	10,679	3,329	—	2,043	2,774	12,105
2028						
07/14/2028	—	—	6,274	—	—	—
2030						
03/12/2030	—	64,071	—	—	—	—

(3) *The amounts in columns (h) and (i) reflect, for each named executive officer, the number and market value of PSUs, which had been granted as of September 30, 2025, at maximum level performance for awards granted in fiscal 2025 and fiscal 2024 and actual performance, 124.2% of target, for awards granted in fiscal 2023. The number of shares earned will depend upon actual performance relative to the applicable performance metrics at the end of the performance period. Scheduled vesting of all PSUs and the number of shares underlying awards that vested or may vest for each of the NEOs is as follows:*

Vesting Date	Joakim Weidemanis	Marc Vandiepenbeeck	Chris Scalia	Julie Brandt	Lei Schlitz	George Oliver
2025						
12/8/2025		4,836			27,143	108,573
2026						
12/7/2026	128,141	26,320	28,232	34,837	53,223	212,894
2027						
12/7/2027	96,106	39,945	28,232	24,512	33,287	145,259

Fiscal 2025 Option Exercises and Stock Vested Table

The following table shows, for each of the NEOs, the amounts realized from options that were exercised and RSUs and PSUs that vested during fiscal 2025.

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)[1] (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)[2] (e)
Joakim Weidemanis	—	—	—	—
Marc Vandiepenbeeck	23,028	1,091,223	12,337	987,134
Chris Scalia	—	—	—	—
Julie Brandt	—	—	19,272	1,476,500
Lei Schlitz	—	—	19,691	1,645,951
George Oliver	2,288,057	107,386,353	106,863	8,916,119

[1] The amounts in column (c) represent the product of the number of shares acquired on exercise and the difference between the market price of the shares at the time of exercise and the exercise price of the options.

[2] The amounts in column (e) represent the product of the number of shares a named executive officer acquired on vesting and the closing market price of the shares on the vesting date, plus the value of dividend equivalents released, if any.

None of our named executive officers participated in a defined benefit pension plan during fiscal 2025. Accordingly, we have not included a pension benefits table for fiscal 2025.

Non-Qualified Deferred Compensation Table at Fiscal 2025 Year-End

The following table presents information on the non-qualified deferred compensation accounts of each named executive officer on September 30, 2025.

Name (a)	Executive Contributions in Last FY ($)[1] (b)	Registrant Contributions in Last FY ($)[2] (c)	Aggregate Earnings in Last FY ($)[3] (d)	Aggregate Balance at Last FYE ($) (f)
Joakim Weidemanis	—	—	—	—
Marc Vandiepenbeeck	—	33,186	12,029	100,966
Chris Scalia	—	—	—	—
Julie Brandt	—	19,423	3,860	36,376
Lei Schlitz	—	32,988	5,732	68,437
George Oliver	159,009	345,900	562,179	7,233,503

[1] Amounts in column (b) include employee contributions under the Johnson Controls International plc Senior Executive Deferred Compensation Plan and the Johnson Controls International Retirement Restoration Plan. The Johnson Controls International plc Senior Executive Deferred Compensation Plan allows participants to defer up to 50% of their annual base salary and 95% of their annual bonus compensation. No contributions were made by the CEO or NEOs during Fiscal 2025. The Retirement Restoration Plan allowed Mr. Oliver to defer up to 6% of compensation that was not eligible to be deferred into the Johnson Control 401(k) plan because of qualified plan limits that the Code imposes. All of the amounts shown in column (b) are also included in the Summary Compensation Table.

[2] Amounts in column (c) include employer contribution under the Retirement Restoration Plan. Prior to January 1, 2025, the Retirement Restoration Plan also credited participants with an amount equal to the difference between the amount of retirement contributions made under the 401(k) plan and what such retirement contribution would have been without regard to the Code limits. All of the amounts shown in column (c) are also included in the Summary Compensation Table.

(3) The Aggregate Earnings reported in column (d) are not "above-market or preferential earnings" and therefore are not required to be reported in the Summary Compensation Table. The amounts in column (d) reflect all investment earnings, net of fees, on amounts that have been deferred under the Johnson Controls Deferred Compensation Plan and the Johnson Controls Retirement Restoration Plan. Investment earnings include any amounts relating to appreciation in the price of our ordinary shares, and negative amounts relating to depreciation in the price of our ordinary shares with respect to deferred amounts that consist of deferred share units, the value of which is tied to the value of our ordinary shares. In addition, for Mr. Oliver the amounts in column (d) also include earnings or (losses) on his notional account in the Tyco Supplemental Savings and Retirement Plan (the "Legacy Tyco SSRP"), a deferred compensation plan that, prior to the Merger, provided executives with the opportunity to elect to defer base salary and performance-based bonuses and receive tax-deferred market-based notional investment growth. The Legacy Tyco SSRP allowed executives to defer amounts above those permitted by Legacy Tyco's tax-qualified 401(k) Retirement Savings and Investment Plan (the "Legacy Tyco RSIP") as well as receive any employer contributions that were reduced under the Legacy Tyco RSIP due to IRS compensation limits. Effective January 1, 2018, the Legacy Tyco SSRP was frozen as to new participants and additional deferrals of compensation (subject to specified deferrals relating to the 2017 plan year). Investment options under the Johnson Controls nonqualified deferred compensation plans and Legacy Tyco SSRP include only funds that are available under Johnson Controls tax-qualified 401(k) retirement plans.

Potential Payments upon Termination and Change-in-Control

The following table summarizes the severance and other enhanced benefits that would have been payable to the then-serving NEOs upon termination of employment or upon the occurrence of a change-in-control assuming that the triggering event or events occurred on September 30, 2025. Equity award amounts are based on the closing share price of our ordinary shares of $109.95 on the NYSE on September 30, 2025.

	Change-in-Control			Other Termination		
Name/Form of Compensation (a)	Without Qualified Termination ($) (b)	With Qualified Termination ($) (c)	With Cause ($) (d)	Involuntary Resignation Without Cause ($) (e)	Voluntary Resignation/ Retirement ($)[4] (f)	Death or Disability ($)[5] (g)
Joakim Weidemanis						
Severance[1]	—	14,100,001	—	7,800,000	—	—
Benefit Continuation[2]	—	345,959	—	230,639	—	—
Accelerated Vesting of Equity Awards[3]	—	20,885,209	—	3,480,868	—	20,855,208
Marc Vandiepenbeeck						
Severance[1]	—	4,249,999	—	2,549,999	—	—
Benefit Continuation[2]	—	144,312	—	108,234	—	—
Accelerated Vesting of Equity Awards[3]	—	22,781,147	—	8,898,472	—	22,781,147
Chris Scalia						
Severance[1]	—	3,172,500	—	1,923,750	—	—
Benefit Continuation[2]	—	124,895	—	93,671	—	—
Accelerated Vesting of Equity Awards[3]	—	5,690,792	—	316,155	—	5,690,792
Julie Brandt						
Severance[1]	—	3,524,993	—	2,137,496	—	—
Benefit Continuation[2]	—	133,895	—	100,421	—	—
Accelerated Vesting of Equity Awards[3]	—	10,102,425	—	5,222,190	—	10,102,425
Lei Schlitz						
Severance[1]	—	3,642,500	—	2,208,750	—	—
Benefit Continuation[2]	—	124,174	—	93,131	—	—
Accelerated Vesting of Equity Awards[3]	—	22,750,505	—	14,825,367	—	22,750,505

(1) Amounts shown include amounts that would have been payable under the Johnson Controls International plc Severance and Change-in-Control Policy for Officers upon a termination by us without cause or a termination due to death or disability, or a termination by us without cause or a resignation for good reason in connection with a change-in-control, as indicated,

in each case on September 30, 2025. These amounts include: (a) a lump sum severance payment equal to (1) in connection with a change-in-control, three times for Mr. Weidemanis and two times for Messrs. Vandiepenbeeck and Scalia and Mses. Schlitz and Brandt the sum of annual base salary and target bonus amount or (2) if the termination is not in connection with a change-in-control, two times for Mr. Weidemanis and one and one-half times for Messrs. Vandiepenbeeck and Scalia and Mses. Schlitz and Brandt the sum of annual base salary and target bonus amount; and (b) if the termination is in connection with a change-in-control, payment of a prorated portion of the target bonus amount for the year of termination. Termination for "Cause" under the Johnson Controls International plc Severance and Change-in-Control Policy for Officers is defined generally as a termination of the executive officer's employment by us due to the executive officer's failure or refusal to perform the duties and responsibilities of his or her job, violation of any fiduciary duty owed to us or our affiliates, conviction of, or entry of a plea of nolo contendere with respect to, specified crimes, dishonesty, theft, violation of our rules or policy, or other egregious or morally repugnant conduct that has, or could have, a serious and detrimental impact on us, our affiliates or our employees. With respect to Ms. Schlitz's equity award made in connection with her hiring, "cause" is defined (a) conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony, or a lesser crime involving moral turpitude (which, for the avoidance of doubt, shall exclude any routine traffic violations);(b) commission of any act that would rise to the level of a felony or the commission of a lesser crime or offense that materially and adversely impacts the business or reputation of the Company; (c) commission of a dishonest or wrongful act involving fraud, embezzlement or misappropriation, whether or not related to Executive's employment with the Company; (d) gross misconduct or commission of an act of moral turpitude that adversely and materially impacts the business or reputation the Company; (e) willful failure to comply with any reasonable, valid and lawful directive; and (f) violation of a known and material policy of the Company. Resignation by an executive officer for "good reason" is defined generally as a resignation within 60 days prior to or two years following a change-in-control caused by any of several specified adverse changes to his or her employment circumstances, including diminution of his or her authority, duties or responsibilities, a change of more than 50 miles in the geographic location at which the executive officer must perform services that extends the commute of the executive officer, reduction of the executive officer's base compensation or target incentive opportunities, or our failure to secure an assumption of our obligations under the Johnson Controls International plc Severance and Change-in-Control Policy for Officers. For more information on the material terms and conditions of the Severance and Change-in-Control Policy for Officers, see "Executive Severance and Change of Control Policy" within this Compensation Discussion and Analysis.

(2) *Amounts shown include: (a) in the event of a termination without cause or with good reason in connection with a change-in-control (i) the value of continued health plan coverage for thirty-six (36) months for Mr. Weidemanis and twenty-four (24) months for Messrs. Vandiepenbeeck and Scalia and Mses. Schlitz and Brandt (such period, the "benefits continuation period") and (ii) a cash payment equal to the amount of employer contributions would have accrued under retirement plans during the benefits continuation period; and (b) in the event of an involuntary termination without cause not in connection with a change-in-control, the value of continued health plan coverage for twenty-four (24) months for Mr. Weidemanis and eighteen (18) months for Messrs. Vandiepenbeeck and Scalia and Mses. Schlitz and Brandt "Change-in-Control" under the Johnson Controls International plc Severance and Change-in-Control Policy for Officers is defined generally as certain persons becoming the beneficial owner of our securities representing more than 30% of the combined voting power of our then- outstanding securities; a change in the composition of a majority of our board of directors (excluding directors whose election or nomination was approved by at least 50% of the incumbent directors); the consummation of certain reorganizations, mergers, consolidations, sales or other dispositions of at least 80% of our assets; or approval by our shareholders of our complete liquidation or dissolution. For purposes of this table, it is assumed that unvested equity awards were assumed or adjusted in connection with the change-in-control and then vested in full upon the named executive officers' termination of employment. For more information on the material terms and conditions of the Severance and Change-in-Control Policy for Officers, see "Executive Severance and Change-in-Control Policy" within this Compensation Discussion and Analysis.*

(3) *Amounts represent the intrinsic value of unvested equity awards that would have vested upon the indicated triggering event for the named executive officers.*

(4) *A voluntary resignation is defined in accordance with the applicable agreements and plans. As of September 30, 2025, none of the named executive officers (NEOs) were eligible for retirement under the terms of the applicable plans.*

(5) *On death or disability, share options and RSU awards would accelerate and vest in full and PSUs would continue to fully vest based on actual performance at the end of the performance period.*

Mr. Oliver retired from the Company on March 12, 2025. Mr. Oliver did not receive any payments or enhanced benefits in connection with his retirement

CEO Pay Ratio

The ratio of our median employee's total compensation to our CEO's total compensation (the "CEO Pay Ratio") is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. Due to the flexibility afforded by Item 402(u) in calculating the CEO Pay Ratio, the ratio may not be comparable to CEO pay ratios presented by other companies.

We identified our 2025 Median Employee using a global employee population of 82,697 as of August 1, 2025, representing employees in over 64 countries. This included 47,917 non-U.S. employees.

As part of our methodology, and in compliance with the pay ratio rule under Item 402(u), we employed the de minimis exemption for non-U.S. employees and excluded all employees in 11 countries totaling 4,179 employees (approximately 4.81% of our total workforce of 86,876) Employees in the following countries were excluded:

• Belgium	414	• Brazil	1005
• Chile	1205	• Indonesia	169
• Philippines	169	• Poland	115
• Russian Federation	6	• Sweden	160
• Switzerland	331	• Thailand	153
• Türkiye	452		

For employees with insufficient compensation data, we assumed that such employee was paid the same as the lowest level employee within that employee's jurisdiction. This impacted approximately 58 of our employees. In addition, 3,890 employees from non-consolidated joint ventures, which do not follow the same pay programs and practices, were excluded.

As a result, the population used to identify our 2025 Median Employee included 82,697 of our 86,876 employees as of August 1, 2025. For purposes of identifying our 2025 Median Employee, we considered the base salary and annual cash incentive.

Base salary and annual cash incentive were chosen because (i) they represent the principal forms of compensation delivered to all employees and (ii) this information is readily available in each country. Pay was annualized for employees who worked a partial year between June 1, 2024, and July 31, 2025. Foreign currencies were converted into U.S. dollars as of August 1, 2025, based on the average daily spot rates during August 2025.

To determine the compensation of our 2025 Median Employee for purposes of the CEO Pay Ratio, we calculated the 2025 Median Employee's total compensation for fiscal 2025 in accordance with the requirements of the Summary Compensation Table. Based on such calculation, our 2025 Median Employee's total compensation for fiscal 2025 was $66,795, while our CEO's annualized compensation as of September 30, 2025 was $22,547,580. This amount differs from the amount shown in the Summary Compensation Table as it has been adjusted for annualization of Mr. Weidemanis' base salary, AIPP and company contributions to retirement plans. Accordingly, our CEO Pay Ratio was 338:1.

Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid, as defined by the SEC's regulations ("CAP"), and certain financial performance of the Company. The following table shows the past five fiscal years' total compensation for our Chief Executive Officer ("PEO") and our other named executive officers ("NEOs") as set forth in the Summary Compensation Table ("SCT") for each year, the CAP to our NEOs, our total shareholder return ("TSR"), the combined TSR of our selected peer group for this purpose, which is the Standard & Poor's ("S&P") 500 Industrials Index, our net income, and our EBIT Growth. For further information concerning our variable pay for performance philosophy and how we align executive compensation with our performance, refer to "Executive Compensation-Compensation Discussion and Analysis."

Year[a]	Summary Compensation Table Total for Mr. Oliver ($)[b]	Summary Compensation Table Total for Mr. Weidemanis ($)[c]	Compensation Actually Paid to Mr. Oliver ($)[d]	Compensation Actually Paid to Mr. Weidemanis ($)[e]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[f]	Average Compensation Actually Paid to Non-PEO NEOs ($)[g]	Company TSR ($)[h]	S&P 500 Industrials TSR ($)[i]	Net Income ($ in millions)[j]	EBIT Growth (%)[k]
2025	16,220,184	19,963,827	27,636,711	33,407,820	7,000,816	13,125,973	299	208	3,291	15.1
2024	15,408,987		35,125,841		5,627,181	9,530,554	208	178	1,705	8.8
2023	15,882,646		16,020,622		5,528,433	5,131,714	139	131	1,849	16.9
2022	15,687,202		(1,001,706)		4,696,459	357,693	126	108	1,532	11.4
2021	16,170,188		54,159,692		3,857,898	10,886,010	170	129	1,637	11.6

(a) This table includes fiscal years 2021, 2022, 2023, 2024 and 2025.

(b) The PEO is Mr. Oliver

(c) The PEO is Mr. Weidemanis

(d) CAP to Mr. Oliver reflects the respective amounts set forth in column (b) of the table above, adjusted as set forth in the table below. The assumptions used to calculate the fair values did not differ materially from the assumptions used to calculate the fair values as of the grant dates. Dividends and dividend equivalents credited with respect to stock awards in each fiscal year prior to the vesting date were included in the fair value of the awards at the end of the fiscal year or as of the vesting date, as applicable.

	Year
Mr. Oliver	**2025**
SCT Total Compensation ($)	16,220,184
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	12,843,984
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year that are Outstanding and Unvested at End of Year ($)	3,992,819
Plus: Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years that Remain Unvested at End of Year ($)	16,878,853
Plus: Fair Value as of Vesting Date for Awards Granted that Vested in Same Year ($)	—
Plus: Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year ($)	3,388,840
Less: Fair Value of Stock and Option Awards Forfeited during the Covered Year ($)	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—
Compensation Actually Paid ($)	27,636,711

(e) CAP to Mr. Weidemanis reflects the respective amounts set forth in column (b) of the table above, adjusted as set forth in the table below. The assumptions used to calculate the fair values did not differ materially from the assumptions used to calculate the fair values as of the grant dates. Dividends and dividend equivalents credited with respect to stock awards in each fiscal year prior to the vesting date were included in the fair value of the awards at the end of the fiscal year or as of the vesting date, as applicable.

	Year
Mr. Weidemanis	**2025**
SCT Total Compensation ($)	19,963,827
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	16,599,021
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year that are Outstanding and Unvested at End of Year ($)	30,043,014
Plus: Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years that Remain Unvested at End of Year ($)	—
Plus: Fair Value as of Vesting Date for Awards Granted that Vested in Same Year ($)	—
Plus: Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year ($)	—
Less: Fair Value of Stock and Option Awards Forfeited during the Covered Year ($)	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—
Compensation Actually Paid ($)	33,407,820

(f) The following NEO's are included in the average figures shown:

2021: Messrs. Olivier Leonetti, John Donofrio, Ganesh Ramaswamy, Jeffrey Williams, Brian Stief

2022: Messrs. Olivier Leonetti, Rodney Clark, John Donofrio, Ganesh Ramaswamy, Jeffrey Williams

2023: Messrs. Olivier Leonetti, Rodney Clark and Mses. Lei Schlitz, Julie Brandt

2024: Messrs. Marc Vandiepenbeeck, Olivier Leonetti, Nate Manning, John Donofrio and Ms. Lei Schlitz,

2025: Messrs. Marc Vandiepenbeeck, Chris Scalia, George Oliver and Mses. Schlitz and Brandt

(g) CAP to our non-PEO NEOs reflects the respective amounts set forth in column (d) of the table above, adjusted as set forth in the table below. The assumptions used to calculate the fair values did not differ materially from the assumptions used to calculate the fair values as of the grant dates. Dividends and dividend equivalents credited with respect to stock awards in each fiscal year prior to the vesting date were included in the fair value of the awards at the end of the fiscal year or as of the vesting date, as applicable.

	Year
Non-PEO NEOs	**2025** **See footnote (f) above**
Average SCT Total Compensation ($)	7,000,816
Less: Average Stock and Option Award Values Reported in SCT for the Covered Year ($)	5,244,224
Plus: Average Fair Value for Stock and Option Awards Granted in the Covered Year that are Outstanding and Unvested at End of Year ($)	7,741,605
Plus: Average Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years that Remain Unvested at End of Year ($)	3,413,356
Plus: Average Fair Value as of Vesting Date for Awards Granted that Vested in Same Year ($)	—
Plus: Average Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year ($)	214,475
Less: Average Fair Value of Stock and Option Awards Forfeited during the Covered Year ($)	—
Less: Average Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—
Plus: Average Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—
Average Compensation Actually Paid ($)	13,125,973

(h) Represents our cumulative total shareholder return ("TSR") calculated from September 30, 2020 for the measurement periods ending on September 30 of each of 2021, 2022, 2023, 2024 and 2025 respectively.

(i) Represents the cumulative TSR of the S&P 500 Industrials Index calculated from September 30, 2020 for the measurement periods ending on September 30 of each of 2021, 2022, 2023, 2024 and 2025 respectively.

(j) Reflects "Net Income" in the Company's audited financial statements included in the Company's Annual Reports on Form 10-K for each of the fiscal years ended September 30, 2021, 2022, 2023, 2024 and 2025.

(k) Company-selected measure is EBIT Growth. The definition and methodology used to calculate EBIT Growth are found in the CD&A on page 56.

Relationship Between Pay and Performance

The Pay versus Performance table above and graphs below demonstrate that our PEO and Non-PEO NEOs' CAP is aligned with our Company's performance over time. PEO and NEO pay has generally aligned with our cumulative TSR, Net Income, and EBIT Growth, although PEO and NEO pay demonstrated a negative correlation with Net Income and EBIT Growth during Fiscal 2024. However, NEO incumbent changes and year over year performance results compared to CAP encompassing five years of performance may distort results in any given year.

Actually Paid and Cumulative TSR and Relationship between Company TSR and S&P 500 Industrials TSR

The graphs below also illustrates the relationship between our cumulative TSR and the S&P 500 Industrials Index TSR.




Compensation Actually Paid and Net Income

The graphs below illustrate the relationship between CAP and our Net Income




Compensation Actually Paid and EBIT Growth

The graphs below illustrate the relationship between our CAP and our EBIT Growth.




Most Important Measures to Determine Fiscal 2025 Compensation Actually Paid

Most Important Performance Measures:

- EBIT Growth
- Revenue Growth
- Free Cash Flow Conversion
- Pre-tax Earnings Growth
- Recurring Revenue
- Relative TSR

The six performance measures listed above represent the most important metrics we used to link CAP to financial performance for fiscal 2025 as further described in our CD&A.

Questions and Answers

The following questions and answers are intended to address briefly some commonly asked questions regarding the Annual General Meeting. These questions and answers may not address all questions that may be important to you. For more information, please refer to the more detailed information contained elsewhere in this Proxy Statement, including the documents referred to or incorporated by reference herein. For instructions on obtaining the documents incorporated by reference, see "Where You Can Find More Information."

Why did I receive this Proxy Statement?

We have sent this notice of Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card, because our Board of Directors is soliciting your proxy to vote at the Annual General Meeting on March 4, 2026. This Proxy Statement contains information about the items being voted on at the Annual General Meeting and important information about Johnson Controls. Our 2025 Annual Report on Form 10-K, which includes our consolidated financial statements for the fiscal year ended September 30, 2025 (the "Annual Report"), is enclosed with these materials.

Who is entitled to vote?

Each holder of Johnson Controls ordinary shares in our register of shareholders (such owners are often referred to as "shareholders of record," "record holders" or "registered shareholders") as of the close of business on January 5, 2026, the record date for the Annual General Meeting, is entitled to attend and vote at the Annual General Meeting. As of January 7, 2026, there were 612,066,206 ordinary shares outstanding and entitled to vote at the Annual General Meeting. Any Johnson Controls shareholder of record as of the record date who does not receive notice of the Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card and the Annual Report, may obtain a copy at the Annual General Meeting or by contacting Johnson Controls at +353-21-423-5000.

We have requested that banks, brokerage firms and other nominees who hold ordinary shares on behalf of the owners of the ordinary shares (such owners are often referred to as "beneficial shareholders" or "street name holders") as of the close of business on January 5, 2026 forward these materials, together with a proxy card or voting instruction card, to such beneficial shareholders. Johnson Controls has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Finally, Johnson Controls has provided for these materials to be sent to persons who have interests in its ordinary shares through participation in Johnson Controls' retirement savings plans. These individuals are not eligible to vote directly at the Annual General Meeting. They may, however, instruct the trustees of these plans how to vote the ordinary shares represented by their interests. The enclosed proxy card will also serve as voting instructions for the trustees of the plans.

How many votes do I have?

Every holder of an ordinary share on the record date will be entitled to one vote per share for each matter presented at the Annual General Meeting. Because each Director's election is the subject of a separate resolution, every holder of an ordinary share on the record date will be entitled to one vote per share for each separate Director election resolution.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Most of our shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially.

- **Shareholder of Record:** If your shares are registered directly in your name in our share register operated by our transfer agent, EQ Shareowner Services, you are considered the shareholder of record with respect to those shares and these proxy materials are being sent to you directly by us. As the shareholder of record, you have the right to grant your voting proxy to the persons named in the proxy card (see "*How Do I Appoint and Vote via a Proxy?*" below), or to grant a written proxy to any other person, which person does not need to be a shareholder, or to attend and vote in person at the Annual General Meeting. We have enclosed a proxy card for you to use, in which you can elect to appoint certain officers of the Company named therein as your proxy.

- **Beneficial Owner:** If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your bank, broker, or other nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee on how to vote your shares and are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may only vote these shares in person at the Annual General Meeting if you follow the instructions described below under "*Admission to the Annual General Meeting*" and "*How do I vote?*" Your bank, broker, or other nominee has enclosed a voting instruction card for you to use in directing your bank, broker, or other nominee as to how to vote your shares, which may contain instructions for voting by telephone or electronically.

How do I vote?

A proxy card is being sent to each shareholder of record as of the record date. If you hold your shares in the name of a bank, broker, or other nominee, you should follow the instructions provided by your bank, broker, or nominee when voting your shares. Otherwise, you can vote in the following ways:

- ***By Mail:*** If you are a holder of record, you can vote by marking, dating, and signing the appropriate proxy card and returning it by mail in the enclosed postage-paid envelope. If you beneficially own your ordinary shares, you can vote by following the instructions on your voting instruction card.

- ***By Internet or Telephone:*** You can vote over the Internet at www.proxyvote.com by following the instructions on the proxy card, or the voting instruction card, or in the Notice of Internet availability of proxy materials previously sent to you. If you are not a holder of record, you can vote using a touchtone telephone by calling 1-800-690-6903.

- ***At the Annual General Meeting:*** If you are planning to attend the Annual General Meeting and wish to vote your ordinary shares in person, we will give you a ballot at the meeting. Shareholders who own their shares in "street name" are not able to vote at the Annual General Meeting unless they have a proxy, executed in their favor, from the holder of record of their shares.

Even if you plan to be present at the Annual General Meeting, we encourage you to complete and mail the enclosed card to vote your ordinary shares by proxy. Telephone and Internet voting facilities for shareholders will be available 24 hours a day and will close at 11:59 p.m. Eastern Standard Time on March 3, 2026.

How do I appoint and vote via a proxy?

If you correctly fill in your proxy card appointing an officer of the Company as your proxy and send it to us in time to vote, your proxy, meaning one of the individuals named on your proxy card, will vote your shares as you have directed. You may also grant a written proxy to any other person by completing the proxy card and identifying the person, who does not need to be a shareholder, or attend and vote in person at the Annual General Meeting. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board of Directors "FOR" each Director and "FOR" each of the other agenda items listed below.

If a new agenda item or a new motion or proposal for an existing agenda item is presented at the Annual General Meeting, the Company officer acting as your proxy will vote in accordance with the recommendation of our Board of Directors. At the time we began printing this Proxy Statement, we knew of no matters that needed to be acted on at the Annual General Meeting other than those discussed in this Proxy Statement.

Whether or not you plan to attend the Annual General Meeting, we urge you to submit your proxy. Returning the proxy card or submitting your vote electronically will not affect your right to attend the Annual General Meeting. You must return your proxy cards by the times and dates set forth below under "Returning Your Proxy Card" for your vote to be counted.

What if I return my proxy or voting instruction card but do not indicate how I am voting?

Your shares will be voted according to the specific instructions you have indicated on your proxy or voting instruction card. If you sign and return your proxy or voting instruction card but do not indicate specific instructions for voting, you instruct the proxy to vote your shares, "FOR" each Director and "FOR" all other proposals. For any other matter which may properly come before the Annual General Meeting, and any adjournment or postponement thereof, you instruct, by submitting proxies with blank voting instructions, the proxy to vote in accordance with the recommendation of the Board of Directors.

May I change or revoke my vote after I return my proxy or voting instruction card?

You may change your vote before it is exercised by:

- Submitting subsequent voting instructions through the telephone or Internet; if you previously voted by telephone or the Internet;

- Submitting another proxy card (or voting instruction card if you beneficially own your ordinary shares) with a later date; or

- Voting in person at the Annual General Meeting if you are a holder of record or a beneficial owner with a proxy from the holder of record.

Your presence at the meeting without voting will not automatically revoke your proxy, and any revocation made during the meeting will not affect votes previously cast. If you hold your shares in the name of a bank, broker, or other nominee, you should follow the instructions provided by your bank, broker, or nominee in revoking your previously granted proxy.

Delivery of Documents to Shareholders Sharing an Address

Securities and Exchange Commission rules allow us to deliver a single copy of an annual report and proxy statement to any household not participating in electronic proxy material delivery at which two or more shareholders reside, if we believe the shareholders are members of the same family (a practice called "householding"). We believe that householding benefits both you and the Company by eliminating duplicate mailings to shareholders living at the same address and by reducing our printing and mailing costs. Each shareholder will continue to receive a separate proxy card or voting instruction card.

We undertake to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as applicable, to a shareholder at a shared address to which a single copy of the document was delivered. Your household may have received a single set of proxy materials this year. If you prefer to receive your own copy now or in future years, please request a duplicate set by calling 1-866-540-7095, by going to *www.proxyvote.com*, by e-mailing *sendmaterial@proxyvote.com*, or by writing to Johnson Controls, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Alternatively, if your household received multiple sets of proxy materials this year, and members of your household who are entitled to receive proxy materials would all prefer to receive only a single set of proxy materials, you may submit such a request as specified in the preceding sentence.

If a broker or other nominee holds your shares, you may continue to receive some duplicate mailings. Certain brokers will eliminate duplicate account mailings by allowing shareholders to consent to such elimination, or through implied consent if a shareholder does not request continuation of duplicate mailings. Since not all brokers and nominees may offer shareholders the opportunity this year to eliminate duplicate mailings, you may need to contact your broker or other nominee directly to discontinue duplicate mailings to your household.

What vote is required to approve each proposal at the Annual General Meeting?

Johnson Controls intends to present proposals numbered one through eight for shareholder consideration and voting at the Annual General Meeting. The vote required to approve each proposal is described below:

1. By separate resolutions, to elect the following individuals as Directors for a period of one year, expiring at the end of the Company's Annual General Meeting of Shareholders in 2027:

(a) Timothy M. Archer	(b) Jean Blackwell	(c) Pierre Cohade
(d) W. Roy Dunbar	(e) Gretchen R. Haggerty	(f) Ayesha Khanna
(g) Seetarama (Swamy) Kotagiri	(h) Jürgen Tinggren	(i) Mark Vergnano
(j) Joakim Weidemanis	(k) John D. Young	

   The election of each Director nominee requires the affirmative vote of a majority of the votes properly cast (in person or by proxy) at the Annual General Meeting. Any nominee for Director who does not receive a majority of the votes cast is not elected to the Board.

2. To ratify the appointment of PricewaterhouseCoopers LLP as the independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration, which in each case, requires the affirmative vote of a majority of the votes properly cast (in person or by proxy) at the Annual General Meeting.

3. To authorize the Company and/or any subsidiary of the Company to make market purchases of Company shares, which requires the affirmative vote of a majority of the votes properly cast (in person or by proxy) at the Annual General Meeting.

4. To determine the price range at which the Company can re-allot shares that it holds as treasury shares (Special Resolution), which requires the affirmative vote of at least 75% of the votes properly cast (in person or by proxy) at the Annual General Meeting.

5. To approve, in a non-binding advisory vote, the compensation of the named executive officers, which will be considered approved with the affirmative vote of a majority of the votes properly cast (in person or by proxy) at the Annual General Meeting. The advisory vote on executive compensation is non-binding, meaning that our Board of Directors will not be obligated to take any compensation actions or to adjust our executive compensation programs or policies as a result of the vote.

6. To approve the authorization for the Board of Directors to issue shares up to 20% of its issued share capital, which requires the affirmative vote of a majority of the votes properly cast (in person or by proxy) at the Annual General Meeting.

7. To approve the authorization for the Board of Directors to issue shares for cash up to a maximum of approximately 20% of issued share capital without applying statutory preemption rights (Special Resolution), which requires the affirmative vote of at least 75% of the votes properly cast (in person or by proxy) at the Annual General Meeting.

What is the quorum requirement for the Annual General Meeting?

To conduct any business at the Annual General Meeting, holders of a majority of Johnson Controls' ordinary shares which are outstanding and entitled to vote on the record date must be present in person, or represented by valid proxies. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against or abstained, or broker non-votes, if you:

*   are present and vote in person at the meeting;
*   have voted by telephone or the Internet; OR
*   you have submitted a proxy card or voting instruction form by mail.

What is the effect of broker non-votes and abstentions?

Abstentions and broker non-votes are considered present for purposes of determining the presence of a quorum. Abstentions and broker non-votes will not be considered votes properly cast at the Annual General Meeting. Because the approval of all proposals is based on votes properly cast at the Annual General Meeting, abstentions and broker non-votes will not affect the outcome of voting on these proposals.

A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular agenda item because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares with respect to "routine" matters, they do not have discretionary power to vote your shares on "non-routine" matters pursuant to the rules of The New York Stock Exchange (the "NYSE"). We believe the following proposals will be considered non-routine under NYSE rules and, therefore, your broker will not be able to vote your shares with respect to these proposals unless the broker receives appropriate instructions from you: Proposal No. 1 (Election of Directors) and Proposal No. 5 (Advisory Vote on Executive Compensation). Your broker will not be able to vote your shares with respect to these proposals unless the broker receives appropriate instructions from you.

How will voting on any other business be conducted?

Other than matters incidental to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxy holders must vote in accordance with the instructions given by the shareholder. You may specifically instruct the proxy holder how to vote in such a situation. In the absence of specific instructions, by signing the proxy, you instruct the proxy holder to vote in accordance with the recommendations of the Board of Directors.

Important notice regarding the availability of proxy materials for the Annual General Meeting:

Our Proxy Statement for the Annual General Meeting and the form of proxy card are available at *www.proxyvote.com*.

As permitted by SEC rules, we are making this Proxy Statement available to our shareholders electronically via the Internet. On January 16, 2026, we first mailed to our shareholders a Notice containing instructions on how to access this Proxy Statement and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement. The Notice also instructs you on how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

Returning Your Proxy Card

Shareholders who are voting by mail should complete and return the proxy card as soon as possible. In order to assure that your proxy is received in time to be voted at the meeting, the proxy card must be completed in accordance with the instructions and received at one of the addresses set forth below by the dates and times specified:

Ireland: By 5:00 p.m., local time, on March 3, 2026, by hand or mail at:

Johnson Controls International plc
One Albert Quay
Cork, Ireland
T12 X8N6

United States: *By 5:00 p.m., Eastern Standard Time, on March 3, 2026, by mail at:*

Broadridge Financial Solutions
c/o Vote Processing
51 Mercedes Way
Edgewood, NY 11717

If your shares are held beneficially in "street name," you should return your proxy card or voting instruction card in accordance with the instructions on that card or as provided by the bank, brokerage firm or other nominee who holds Johnson Controls shares on your behalf.

Admission to the Annual General Meeting

For admission to the Annual General Meeting, shareholders of record should bring the admission ticket attached to the enclosed proxy card to the Registered Shareholders check-in area, where their ownership will be verified. Those who have beneficial ownership of shares held by a bank, brokerage firm or other nominee should come to the Beneficial Owners check-in area. Beneficial owners who wish to vote in person at the Annual General Meeting are requested to obtain a "legal proxy" executed in their favor, from their broker, bank, nominee or other custodian that authorizes you to vote the shares held by them on your behalf. In addition, you must bring to the Annual General Meeting an account statement or letter from the broker, bank or other nominee indicating that you are the owner of the shares. Registration will begin at 2:00 pm, local time, and the Annual General Meeting will begin at 3:00 pm, local time.

Johnson Controls Annual Report

The Johnson Controls International plc 2025 Annual Report on Form 10-K containing our audited consolidated financial statements with accompanying notes and schedules is accompanied with this Proxy Statement and available on the Company's website in the Investor Relations Section at www.johnsoncontrols.com. Copies of these documents may be obtained without charge by contacting Johnson Controls by phone at +353-21-423-5000. Copies may also be obtained without charge by contacting Investor Relations in writing or may be physically inspected at the offices of Johnson Controls International plc, One Albert Quay, Cork, Ireland.

Ordinary Share Price and Dividend Information

The shares of the Company's ordinary shares are traded on the New York Stock Exchange under the symbol "JCI."

Title of Class	Number of Record Holders as of December 31, 2025
Ordinary Shares, $0.01 par value	25,206

	FY 2025	FY 2024	FY 2025	FY 2023
First Quarter	$ 73.81 – 87.16	$48.10 – 57.70	$0.37	$0.37
Second Quarter	75.32 – 91.14	52.40 – 65.32	0.37	0.37
Third Quarter	68.03 – 105.89	60.47 – 73.90	0.37	0.37
Fourth Quarter	102.09 – 112.63	65.52 – 77.61	0.40	0.37
Year	$ 68.03 – 112.63	$48.10 – 77.61	$1.51	$1.48

Presentation of Irish Statutory Accounts

The Company's Irish Statutory Accounts for the fiscal year ended September 30, 2025, including the reports of the Directors and auditors thereon, will be presented at the Annual General Meeting. The Company's Irish Statutory Accounts are approved by the Board of Directors of the Company. There is no requirement under Irish law that such statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting. The Company's Irish Statutory Accounts will be available at least 21 days before the date of the Annual General Meeting, along with the Proxy Statement, the Company's Annual Report on Form 10-K and other proxy materials at www.proxyvote.com, and in the Investor Relations section of the Company's website at www.johnsoncontrols.com.

Costs of Solicitation

We will pay the cost of solicitation of proxies. We have engaged Mackenzie Partners as the proxy solicitor for the Annual General Meeting for an approximate fee of $15,000, plus expenses. In addition to the use of the mail, certain of our Directors, officers or employees may solicit proxies by telephone or personal contact. Upon request, we will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares.

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation of proxies by our Board of Directors for use at an Annual General Meeting of our shareholders. We are first mailing this Proxy Statement and the accompanying form of proxy to shareholders beginning on or about January 16, 2026.

Transfer Agent

Our transfer agent is EQ Shareowner Services. All communications concerning shareholders of record accounts, including address changes, name changes, common stock transfer requirements, and similar issues can be handled by contacting EQ Shareowner Services at 1-877-602-7397 (U.S.), 651-450-4064 (outside the U.S.), *www.shareowneronline.com*, or in writing, P.O. Box 64854, St. Paul, MN 55164-0854.

Shareholder Proposals for the 2027 Annual General Meeting

In accordance with the rules established by the SEC, as well as under the provisions of our Memorandum and Articles of Association, any shareholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") intended for inclusion in the proxy statement for next year's Annual General Meeting must be received by Johnson Controls no later than September 18, 2026. Such proposals should be sent to our Corporate Secretary at our registered address, which is: One Albert Quay, Cork, Ireland T12 X8N6. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Articles of Association, and must be a proper subject for shareholder action under applicable law. Any shareholder proposal that is not submitted for inclusion in the Proxy Statement but is instead sought to be presented directly at the 2027 Annual General Meeting must be received by the Secretary at the address listed above prior to December 7, 2026. Securities and Exchange Commission rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with this deadline and in certain other cases, notwithstanding the shareholder's compliance with this deadline.

New proposals or motions with regard to existing agenda items are not subject to such restrictions and can be made at the meeting by each shareholder attending or represented. Note that if specific voting instructions are not provided to the proxy, shareholders who submit a proxy card instruct the proxy to vote their shares in accordance with the recommendations of the Board of Directors with regard to the items appearing on the agenda.

Where You Can Find More Information

We file annual, quarterly, and special reports, as well as proxy statements and other information, with the SEC. Our SEC filings are also available to the public at the SEC's website (www.sec.gov).

The SEC's website contains reports, proxy statements, and other information regarding issuers, such as us, that file electronically with the SEC. You may find our reports, proxy statements and other information at the SEC website. In addition, you can obtain reports and proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We maintain a website on the Internet at www.johnsoncontrols.com. We make available free of charge, on or through our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is filed with the SEC. This reference to our Internet address is for informational purposes only. It shall not, under any circumstances, be deemed to incorporate the information available at such Internet address into this proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of registered shares beneficially owned as of January 5, 2026, by each current Director, each Named Executive Officer and the Directors and Executive Officers of Johnson Controls as a group.

Beneficial Owner	Title	Number of shares beneficially owned[1,2]	Percent of Class
Timothy Archer	Director	3,865	*
Jean Blackwell	Director	9,987	*
Julie Brandt	Named Executive Officer	49,658	*
Pierre Cohade	Director	13,904	*
Patrick Decker	Director	3,140	*
W. Roy Dunbar	Director	17,181	*
Gretchen R. Haggerty	Director	22,690	*
Ayesha Khanna	Director	5,413	*
Seetarama (Swamy) Kotagiri	Director	3,852	*
George Oliver	Retired Chairman and Chief Executive Officer	1,131,870	*
Chris Scalia	Named Executive Officer	35	*
Lei Schlitz	Named Executive Officer	88,200	*
Jürgen Tinggren	Director	31,065	*
Marc Vandiepenbeeck	Named Executive Officer	45,115	*
Mark Vergnano	Director	29,937	*
Joakim Weidemanis	Chief Executive Officer	—	*
John D. Young	Director	16,985	*
All current directors and executive officers as a group (22 persons)		1,802,094	*

(*)   *Less than 1%*

[1]   *The number shown reflects the number of ordinary shares owned beneficially as of January 7, 2026, based on information furnished by the persons named, public filings and Johnson Controls' records. A person is deemed to be a beneficial owner of ordinary shares if he or she, either alone or with others, has the power to vote or to dispose of those ordinary shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, ordinary shares beneficially owned by a person include ordinary shares of which the person has the right to acquire beneficial ownership within 60 days after January 5, 2026. There were 612,066,206 Johnson Controls ordinary shares outstanding on such date.*

[2]   *Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of share options that are currently vested or will vest within 60 days of January 7, 2026 as follows: (i) Ms. Brandt, 16,376, Mr. Oliver, 472,957, Ms. Schlitz, 62,711, Mr. Vandiepenbeeck, 25,017 and all executive officers as a group 841,344 and (ii) the vesting of RSUs that will vest within 60 days of January 7, 2026 as follows: Mr. Vandiepenbeeck, 6,640 RSUs and all Directors and Executive Officers as a group: 32,094 RSUs.*

The following table sets forth the information indicated for persons or groups known to the Company to be beneficial owners of more than 5% of the outstanding ordinary shares.

Name and Address of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
The Vanguard Group, Inc., P.O. Box 2600, V26, Valley Forge, PA 19482	69,026,715[1]	11.2%
Dodge & Cox, 555 California Street, 40th Floor, San Francisco, CA 94104	60,998,266[2]	10.0%
BlackRock, Inc., 50 Hudson Yards, New York, NY 10001	43,759,309[3]	7.1%

[1] Based solely on the information reported by The Vanguard Group, Inc., in a Notification of Interest under Irish law provided to the Company on April 25, 2025 and reporting ownership as of April 25, 2025, The Vanguard Group, Inc., together with its affiliates, held an interest in 69,026,715 ordinary shares.

[2] Based solely on the information reported by Dodge & Cox, in a Notification of Holdings under Irish law provided to the Company on November 28, 2025 and reporting ownership as of November 21, 2025. Dodge & Cox, together with its affiliates, held an interest in 60,998,266 ordinary shares.

[3] Based solely on the information reported by Blackrock, Inc. in a Notification of Holdings under Irish law provided to the Company on November 17, 2025 and reporting ownership as of November 14, 2025. Blackrock, Inc., together with its affiliates, held an interest in 43,759,309 ordinary shares.

Delinquent Section 16(a) reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and holders of more than 10% of our common stock to file with the SEC reports regarding their ownership and changes in ownership of our securities. Based solely on our review of the copies of Forms 3 and 4 (and any amendments) filed with the SEC and the written representations of our directors and executive officers, we believe that during fiscal year 2025 our directors and executive officers complied with all Section 16(a) filing requirements, except for the inadvertent omission of (1) historical holdings of phantom share units held by Mr. Marc Vandiepenbeeck pursuant to the Company's deferred compensation plan prior to becoming an officer of the Company and (2) historical holdings of share units by Mr. Todd Grabowski under the Company's 401(k) plan prior to becoming an officer of the Company, and (3) historical holdings of 35 shares by Mr. Chris Scalia in a personal brokerage account prior to becoming an officer of the Company, which, in each case, were subsequently corrected in amended Form 3 filings.

(This page has been left blank intentionally.)

Non-GAAP Reconciliations

This Proxy Statement contains financial information regarding adjusted earnings per share, which is a non-GAAP performance measure. The adjusting items shown in the table below are excluded because these items are not considered to be directly related to the underlying operating performance of the Company. Financial information regarding organic sales growth is also presented, which is a non-GAAP performance measure. Management believes that, when considered together with unadjusted amounts, these non-GAAP measures are useful to investors in understanding period-over-period operating results and business trends of the Company. Management may also use these metrics as guides in forecasting, budgeting and long-term planning processes and for compensation purposes. These metrics should be considered in addition to, and not as replacements for, the most comparable GAAP measure.

Organic Growth Reconciliation

The components of the changes in net sales for the twelve months ended September 30, 2025 versus the twelve months ended September 30, 2024, including organic growth, are shown below (unaudited):

	Twelve Months Ended September 30,			
	Americas	EMEA	APAC	Total
Net sales – 2024	15,606	4,620	2,726	22,952
Base year adjustments				
Divestitures and other	(799)	(12)	—	(811)
Foreign currency	(34)	40	(6)	—
Adjusted base net sales	14,773	4,648	2,720	22,141
Acquisitions	—	25	—	25
Organic growth	1,058	295	77	1,430
Net sales – 2025	15,831	4,968	2,797	23,596
Growth %:				
Net sales	1%	8%	3%	3%
Organic growth	7%	6%	3%	6%

Diluted Earnings Per Share Reconciliation

A reconciliation of diluted earnings per share as reported to adjusted diluted earnings per share for the twelve months ended September 30, 2025 and 2024 is shown below (unaudited):

	Twelve Months Ended September 30	
	Diluted earnings per share	
(in millions, except per share)	2025	2024
As reported (GAAP)	$ 2.63	$ 2.08
Adjusting items:		
Net mark-to-market adjustments	0.01	(0.07)
Loss on divestiture	—	0.06
Earn-out adjustments	—	(0.10)
Restructuring and impairment costs, net of NCI	0.83	0.75
EMEA joint venture loss	—	0.03
Water systems AFFF settlement	—	1.11
Water systems AFFF insurance recoveries	(0.06)	(0.54)
Product quality costs	—	0.05
Transaction/separation costs	0.06	0.05
ERP asset – accelerated depreciation	0.16	—
Transformation costs	0.28	—
Cyber incident costs	—	0.04
Discrete tax items	(0.06)	(0.08)
Related tax impact	(0.07)	(0.17)
Adjusted (non-GAAP)*	$ 3.76	$ 3.21

(*)   *May not sum due to rounding*

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 30, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _____ To _____

Commission File Number 001-13836

JOHNSON CONTROLS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

Ireland	**98-0390500**
(Jurisdiction of Incorporation)	(IRS Employer Identification No.)
One Albert Quay, Cork, Ireland, T12 X8N6	**(353) 21-423-5000**
(Address of Principal Executive Offices and Postal Code)	(Registrant's Telephone Number)

Securities Registered Pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered	Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary Shares, Par Value $0.01	JCI	New York Stock Exchange	4.250% Senior Notes due 2035	JCI35	New York Stock Exchange
3.900% Notes due 2026	JCI26A	New York Stock Exchange	6.000% Notes due 2036	JCI36A	New York Stock Exchange
0.375% Senior Notes due 2027	JCI27	New York Stock Exchange	5.70% Senior Notes due 2041	JCI41B	New York Stock Exchange
3.000% Senior Notes due 2028	JCI28	New York Stock Exchange	5.250% Senior Notes due 2041	JCI41C	New York Stock Exchange
5.500% Senior Notes due 2029	JCI29	New York Stock Exchange	4.625% Senior Notes due 2044	JCI44A	New York Stock Exchange
1.750% Senior Notes due 2030	JCI30	New York Stock Exchange	5.125% Notes due 2045	JCI45B	New York Stock Exchange
2.000% Sustainability-Linked Senior Notes due 2031	JCI31	New York Stock Exchange	6.950% Debentures due December 1, 2045	JCI45A	New York Stock Exchange
1.000% Senior Notes due 2032	JCI32	New York Stock Exchange	4.500% Senior Notes due 2047	JCI47	New York Stock Exchange
4.900% Senior Notes due 2032	JCI32A	New York Stock Exchange	4.950% Senior Notes due 2064	JCI64A	New York Stock Exchange
3.125% Senior Notes due 2033	JCI33	New York Stock Exchange			

Securities Registered Pursuant to Section 12(g) of the Exchange Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

As of March 31, 2025, the aggregate market value of Johnson Controls International plc Common Stock held by non-affiliates of the registrant was approximately $52.6 billion based on the closing sales price as reported on the New York Stock Exchange. As of October 31, 2025, 611,135,655 ordinary shares, par value $0.01 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to shareholders in connection with the annual general meeting of shareholders to be held on March 4, 2026 are incorporated by reference into Part III.

JOHNSON CONTROLS INTERNATIONAL PLC

Index to Annual Report on Form 10-K

Year Ended September 30, 2025

		Page
CAUTIONARY STATEMENTS FOR FORWARD-LOOKING INFORMATION		3

PART I.

ITEM 1.	BUSINESS	3
ITEM 1A.	RISK FACTORS	11
ITEM 1B.	UNRESOLVED STAFF COMMENTS	26
ITEM 1C.	CYBERSECURITY	26
ITEM 2.	PROPERTIES	27
ITEM 3.	LEGAL PROCEEDINGS	27
ITEM 4.	MINE SAFETY DISCLOSURES	28
	EXECUTIVE OFFICERS OF THE REGISTRANT	28

PART II.

ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	29
ITEM 6.	[RESERVED]	31
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	31
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	47
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	48
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	108
ITEM 9A.	CONTROLS AND PROCEDURES	108
ITEM 9B.	OTHER INFORMATION	108
ITEM 9C.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	109

PART III.

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	109
ITEM 11.	EXECUTIVE COMPENSATION	109
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	110
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	110
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	110

PART IV.

ITEM 15.	EXHIBIT AND FINANCIAL STATEMENT SCHEDULES	111
ITEM 16.	FORM 10-K SUMMARY	111
	INDEX TO EXHIBITS	112
	SIGNATURES	117

CAUTIONARY STATEMENTS FOR FORWARD-LOOKING INFORMATION

Unless otherwise indicated, references to "Johnson Controls," the "Company," "we," "our" and "us" in this Annual Report on Form 10-K refer to Johnson Controls International plc and its consolidated subsidiaries.

The Company has made statements in this document that are forward-looking and therefore are subject to risks and uncertainties. All statements in this document other than statements of historical fact are, or could be, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In this document, statements regarding the Company's future financial position, sales, costs, earnings, cash flows, other measures of results of operations, synergies and integration opportunities, capital expenditures, debt levels and market outlook are forward-looking statements. Words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "forecast," "project" or "plan" and terms of similar meaning are also generally intended to identify forward-looking statements. However, the absence of these words does not mean that a statement is not forward-looking. The Company cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond the Company's control, that could cause the Company's actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: the ability to develop or acquire new products and technologies that achieve market acceptance and meet applicable quality and regulatory requirements; the ability to manage general economic, business and capital market conditions, including the impacts of trade restrictions, recessions, economic downturns and global price inflation; the ability to manage macroeconomic and geopolitical volatility, including changes to laws or policies governing foreign trade, including tariffs, economic sanctions, foreign exchange and capital controls, import/export controls or other trade restrictions as well as any associated supply chain disruptions; the ability to execute on the Company's operating model and drive organizational improvement; the ability to innovate and adapt to emerging technologies, ideas and trends in the marketplace, including the incorporation of technologies such as artificial intelligence; fluctuations in the cost and availability of public and private financing for customers; the ability to manage disruptions caused by international conflicts, including Russia and Ukraine and the ongoing conflicts in the Middle East; the ability to successfully execute and complete portfolio simplification actions, as well as the possibility that the expected benefits of such actions will not be realized or will not be realized within the expected time frame; managing the risks and impacts of potential and actual security breaches, cyberattacks, privacy breaches or data breaches, maintaining and improving the capacity, reliability and security of the Company's enterprise information technology infrastructure; the ability to manage the lifecycle cybersecurity risk in the development, deployment and operation of the Company's digital platforms and services; fluctuations in currency exchange rates; the ability to hire and retain senior management and other key personnel; changes or uncertainty in laws, regulations, rates, policies, or interpretations that impact business operations or tax status; the ability to adapt to global climate change, climate change regulation and successfully meet the Company's public sustainability commitments; the outcome of litigation and governmental proceedings; the risk of infringement or expiration of intellectual property rights; the ability to manage disruptions caused by catastrophic or geopolitical events, such as natural disasters, armed conflict, political change, climate change, pandemics and outbreaks of contagious diseases and other adverse public health developments; any delay or inability of the Company to realize the expected benefits and synergies of recent portfolio transactions; the tax treatment of recent portfolio transactions; significant transaction costs and/or unknown liabilities associated with such transactions; labor shortages, work stoppages, union negotiations, labor disputes and other matters associated with the labor force; and the cancellation of or changes to commercial arrangements. A detailed discussion of risks related to Johnson Controls' business is included in the section entitled "Risk Factors" (refer to Part I, Item 1A, of this Annual Report on Form 10-K). The forward-looking statements included in this document are made only as of the date of this document, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this document.

PART I

ITEM 1   BUSINESS

General

Johnson Controls International plc, headquartered in Cork, Ireland, is a global leader in smart, healthy and sustainable buildings, serving a wide range of customers around the globe. The Company's products, services, systems and solutions advance the safety, comfort and intelligence of spaces to serve people, places and the planet. The Company is committed to helping its customers win and creating greater value for all of its stakeholders through its strategic focus on buildings.

Johnson Controls was originally incorporated in the state of Wisconsin in 1885 as Johnson Electric Service Company to manufacture, install and service automatic temperature regulation systems for buildings and was renamed Johnson Controls,

Inc. in 1974. In 2005, Johnson Controls acquired York International, a global supplier of heating, ventilating and air-conditioning ("HVAC") and refrigeration equipment and services. Following this acquisition, Johnson Controls continued to expand its portfolio of building-related product and service offerings. In 2016, Johnson Controls, Inc. and Tyco International plc ("Tyco") completed their combination (the "Merger"), combining Johnson Controls' portfolio of building efficiency solutions with Tyco's portfolio of fire and security solutions. Following the Merger, Tyco changed its name to "Johnson Controls International plc."

On July 31, 2025, the Company completed the divestiture of its Residential and Light Commercial ("R&LC") HVAC business to Robert Bosch GmbH ("Bosch"). The R&LC HVAC business included the Company's North America Ducted business and Johnson Controls-Hitachi Air Conditioning Holding (UK) Ltd., the Company's global residential joint venture with Hitachi Global Life Solutions, Inc.

The Company is a global leader in engineering, manufacturing, commissioning and retrofitting building products and systems, including commercial HVAC equipment, industrial refrigeration systems, controls, security systems, fire-detection systems and fire-suppression solutions. The Company further serves customers by providing technical services, including maintenance, management, repair, retrofit and replacement of equipment (in the HVAC, industrial refrigeration, security and fire-protection space), and energy-management consulting. The Company's OpenBlue digital software platform enables enterprises to better manage their physical spaces by combining the Company's building products and services with cutting-edge technology and digital capabilities to enable data-driven "smart building" services and solutions. The Company partners with customers by leveraging its broad product portfolio with digital capabilities, together with its direct channel service and solutions capabilities, to deliver solutions and services addressing distinct and diverse operating environments and regulatory requirements that address customers' needs in their core missions.

Business Segments

In connection with the divestiture of the R&LC HVAC business, the Company realigned its organizational structure into three regional reporting segments (Americas, EMEA and APAC) from four reporting segments (Global Products, Building Solutions North America, Building Solutions EMEA/LA and Building Solutions APAC). The Company implemented this change effective April 1, 2025 as part of ongoing initiatives to drive simplification, accelerate growth, better reflect its organizational and operational structure and align with the manner in which the Company's chief operating decision maker assesses performance and makes decisions regarding the allocation of resources following portfolio simplification actions. As a result, the Company conducts its business through three operating segments, all of which are reportable segments:

- *Americas,* which designs, manufactures, sells, installs and services HVAC, controls, building management, refrigeration, integrated electronic security systems, integrated fire detection and suppression systems, and digital (software) solutions for commercial, industrial, data center, institutional and governmental customers in the Americas (United States, Canada, and Latin America – Central and South America). Americas also provides energy efficiency solutions and technical services, including inspection, scheduled maintenance, and repair and replacement of mechanical and control systems, as well as data-driven "smart building" solutions, to the Americas marketplace.

- *EMEA,* which designs, manufactures sells, installs and services HVAC, controls, building management, refrigeration, integrated electronic security systems, integrated fire detection and suppression systems, and digital (software) solutions for commercial, residential security (Subscriber business), industrial, data center, institutional, governmental, and marine customers and provides technical services, including data-driven "smart building" solutions, to markets in Europe, the Middle East and Africa.

- *APAC,* which designs, manufactures, sells, installs, and services HVAC, controls, building management, refrigeration, integrated electronic security systems, integrated fire detection and suppression systems, and digital (software) solutions for commercial, industrial, data center, institutional, and governmental customers and provides technical services, including data-driven "smart building" solutions, to the Asian and Pacific marketplaces.

For more information on the Company's segments, refer to Note 18, "Segment Information," of the notes to consolidated financial statements.

Products, Systems, Services and Solutions

The Company sells and installs its commercial HVAC equipment and systems, control systems, security systems, fire-detection and fire suppression systems, equipment and services primarily through its extensive direct channel, consisting of a global network of sales and service offices. Significant sales are also generated through global third-party channels, such as distributors of air-conditioning, controls, security and fire-detection and suppression products. The Company's large base of current customers leads to significant repeat business for the maintenance, retrofit and replacement markets. The Company is also able to leverage its installed base to generate sales for its service business. Trusted building brands, such as YORK®, Metasys®, Ansul®, Frick®, FM:Systems®, PENN®, Sabroe®, Silent-Aire®, Simplex® and Grinnell®, together with the breadth and depth of the products, systems and solutions offered by the Company, give it what it believes to be the most diverse portfolio in the building technology industry.

The Company has developed software platforms, including on-premises platforms and cloud-based software services, and integrated its products and services with digital capabilities to provide data-driven solutions to create smarter, safer and more sustainable buildings. The Company's OpenBlue platform combines the Company's building expertise with cutting-edge technology, including artificial intelligence and machine learning-powered service solutions such as remote diagnostics, predictive maintenance, workplace management, compliance monitoring and advanced risk assessments. The Company leverages its product portfolio and service network, together with digital and data-driven technologies to offer integrated and customizable solutions focused on delivering outcomes to customers. These services are generally designed to generate recurring revenue for the Company as it supports its customers in achieving their desired outcomes.

In fiscal 2025, products and systems accounted for approximately 68% of sales from continuing operations and services accounted for 32% of sales from continuing operations.

Competition

The Company conducts its operations through a significant number of individual contracts that are either negotiated or awarded on a competitive basis. Key factors in the award of contracts include system and service performance, quality, price, design, reputation, technology, application engineering capability, availability of financing and construction or project management expertise. Competitors for HVAC equipment, security, fire detection, fire suppression and controls in the residential and non-residential marketplace include many local, regional, national and international providers. Larger competitors include Honeywell International, Inc.; Siemens Smart Infrastructure, an operating group of Siemens AG; Schneider Electric SA; Carrier Global Corporation; Trane Technologies plc; Vertiv Holdings Co., API Group and Daikin Industries, Ltd. In addition, the Company competes in a highly fragmented building services market. The Company also faces competition from a diverse range of established companies, start-ups and other emerging entrants to the buildings industry in the areas of digital services, software as a service and the Internet of Things. The loss of any individual contract or customer would not have a material adverse effect on the Company.

Business Strategy

The Company's business strategy is to sustain and expand its position as a leader in commercial building technology and solutions by developing and implementing solutions designed to address its customers' vertical specific needs in their core missions. In 2024 and 2025, the Company acted to optimize its core commercial buildings portfolio with the divestitures of its Air Distribution Technologies and R&LC HVAC businesses. Following these portfolio optimization actions, the Company's core strategy remains advancing smart, healthy and sustainable buildings to power its customers' missions, enabled by a simpler, more focused company focused on driving growth, profit, and cash flow.

The Company has leading positions in attractive and growing end-markets across HVAC, controls, fire, security and services, enhanced by its comprehensive product portfolio, significant installed base and substantial field position. The Company believes that it is well positioned to capitalize on the emerging and prevalent trends in the commercial buildings industry, including data centers, sustainable buildings, smart buildings and mission-critical environments. To capitalize on these trends, the Company is focused on offering differentiated services and solutions designed to address its customers' vertical specific needs in their core missions. In furtherance of these goals, the Company has four strategic priorities:

Capitalize on Key Growth Vectors: Data centers, decarbonization, sustainable buildings, smart buildings, energy efficiency and mission-critical environments represent key growth opportunities for the Company. The Company seeks to leverage its existing portfolio breadth and investments in product development, combined with the expansion of its digital products and capabilities powered by OpenBlue, to offer differentiated solutions and innovative deal structures to help customers achieve their objectives. The Company intends to expand its capabilities by investing in products and technologies, as well as expanding its partnerships, to power innovation that will allow it to provide differentiated services that are tailored to its customers' desired outcomes.

Bringing Value Across the Building Lifecycle: The Company provides system and service solutions that maximize the opportunities around the lifecycle of the building, delivering outcomes to the customer that save energy, reduce emissions, maintain uptime, and optimize building lifecycle costs while delivering mission-critical environments and improving the overall occupant experience. The Company's ability to drive direct, integrated solutions within multiple domains enables opportunities for attachment, cross-selling, recurring revenue, and developing long-term relationships with customers from installation to service, retrofit, and replacement.

Accelerate in High Growth Verticals: The Company is focused on driving growth and profit by developing and implementing solutions designed to address its customers' vertical specific needs in their core missions, enabled by the Company's installed base, domain expertise and global coverage. The Company further intends to expand its presence in high growth verticals within the markets it serves, including data centers, hospitals, university campuses, advanced manufacturing, class A offices, and airports.

Sustain a High-Performance, Customer-Centric Culture: The Company recognizes that developing talent and creating positive customer experiences is central to accomplishing its business strategies. The Company is investing in its talent to build a workforce that is digitally capable, solutions oriented and focused on continuous learning and growth. The Company aims to leverage its talent capabilities and training to create a customer-focused culture to drive customer loyalty and decisions.

To realize these priorities, the Company is leveraging its technology leadership, product portfolio, global presence, substantial installed base, sizable field position and strong channels to monetize the lifecycle opportunities of systems, service, retrofit and replacement. The Company is augmenting its strategic priorities with disciplined execution, productivity enhancements and sustainable cost management to create a path to realize expanded margins and enhanced profitability.

Backlog and Orders

Backlog and orders are additional metrics that are meant to provide management with a deeper level of insight into the progress of specific strategic and growth initiatives. Backlog is applicable to sales of both products and systems and services and totaled $16.6 billion at September 30, 2025. Orders provide management with a signal of customer demand for the Company's products and services, as well as an indication of future revenues and performance. However, the timing and conversion of backlog and orders are subject to numerous uncertainties and risks and are not necessarily indicative of the amount of revenue to be earned in the upcoming fiscal year.

The following table summarizes backlog and orders by segment for the Systems and Services based businesses:

	Backlog		Orders	
(in billions)	September 30, 2025	Year-over-Year Change [1]	Year Ended September 30, 2025	Year-over-Year Change [1]
Americas	$ 10.6	13 %	$ 13.7	8 %
EMEA	2.5	12 %	4.4	6 %
APAC	1.8	17 %	2.6	3 %
Total Building Solutions	$ 14.9	13 %	$ 20.7	7 %

[1] Change is compared to September 30, 2024 (backlog) and the year ended September 30, 2024 (orders) and excludes the impact of acquisitions, dispositions and foreign currency.

Remaining performance obligations were $22.7 billion at September 30, 2025. Differences between the Company's remaining performance obligations and backlog are primarily due to:

- Remaining performance obligations include large, multi-purpose contracts to construct hospitals, schools and other governmental buildings, which are services to be performed over the building's lifetime with average initial contract terms of 25 to 35 years for the entire term of the contract versus backlog which includes only the lifecycle period of these contracts which approximates five years;

- Remaining performance obligations exclude service contracts with an original expected duration of one year or less and contracts that are cancellable without substantial penalty versus backlog which includes short-term and cancellable contracts; and

- Remaining performance obligations include the full remaining term of service contracts with substantial termination penalties versus backlog which includes only one year for all outstanding service contracts.

The Company reports backlog, which it believes is a useful measure of evaluating the Company's operational performance and relationship to total orders.

Raw Materials

Raw materials used by the Company's businesses in connection with their operations include steel, aluminum, brass, copper, polypropylene and certain fluorochemicals used in fire suppression agents. The Company also uses semiconductors and other electronic components in the manufacture of its products. At times, the Company has experienced material cost increases due to global inflation, supply chain disruptions, labor shortages, increased demand and other regulatory and macroeconomic factors. Recently, the Company has experienced increased raw material costs due to tariffs and reciprocal tariffs imposed by the United States and other nations. Although the Company has been largely able to mitigate the impact of tariffs that have been enacted to date, if additional tariffs and reciprocal tariffs are implemented (whether as currently proposed or otherwise), such actions could negatively impact the Company's revenue growth and margins in future periods through decreased sales and increased cost of goods sold, as discussed in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. The Company could experience further disruptions, shortages, tariffs and price inflation in the future, the effect of which will depend on the Company's ability to successfully mitigate and offset the impact of these events. In fiscal 2026, commodity prices and availability could fluctuate throughout the year and could significantly affect the Company's results of operations. For a more detailed description of the risks related to the availability of raw materials, components and commodities, see Item 1A. Risk Factors.

Intellectual Property

Generally, the Company seeks statutory protection for strategic or financially important intellectual property developed in connection with its business. The Company protects its intellectual property investments in a variety of ways. The Company works actively in the U.S. and internationally to ensure the enforcement of copyright, trademark, trade secret, and other protections that apply to the Company's products, services, software, solutions, and branding. Certain intellectual property, where appropriate, is protected by contracts, licenses, confidentiality or other agreements.

The Company owns numerous U.S. and non-U.S. patents (and their respective counterparts), the more important of which cover those technologies and inventions embodied in current products or which are used in the manufacture of those products. Internal development allows the Company to maintain competitive advantages that come from product differentiation and closer technical control over its products and services. While the Company believes patents are important to its business operations and in the aggregate constitute a valuable asset, no single patent, or group of patents, is critical to the success of the business. The Company, from time to time, grants licenses under its patents and technology and receives licenses under patents and technology of others.

The Company's trademarks, certain of which are material to its business, are registered or otherwise legally protected in the U.S. and many non-U.S. countries where products and services of the Company are sold. The Company, from time to time, becomes involved in trademark licensing transactions.

Most works of authorship produced for the Company, such as computer programs, catalogs and sales literature, carry appropriate notices indicating the Company's claim to copyright protection under U.S. law and appropriate international treaties.

Environmental, Health and Safety Matters

Laws addressing the protection of the environment and workers' safety and health govern the Company's ongoing global operations. They generally provide for civil and criminal penalties, as well as injunctive and remedial relief, for noncompliance or require remediation of sites where Company-related materials have been released into the environment.

A portion of the Company's products consume energy and use refrigerants. Increased public awareness and concern regarding global climate change has resulted in more regulations designed to reduce greenhouse gas emissions. These regulations tend to be implemented under global, national and sub-national climate objectives or policies, and target the global warming potential ("GWP") of refrigerants, equipment energy efficiency, and the combustion of fossil fuels as a heating source. The Company continues to invest in its product portfolio to meet or exceed emerging emissions regulations and standards.

The Company has expended substantial resources globally, both financial and managerial, to comply with environmental laws and worker safety laws and maintains procedures designed to foster and ensure compliance. Certain of the Company's businesses are, or have been, engaged in the handling or use of substances that may impact workplace health and safety or the environment. The Company is committed to protecting its workers and the environment against the risks associated with these substances.

The Company's operations and facilities have been, and in the future may become, the subject of formal or informal enforcement actions or proceedings for noncompliance with environmental laws and worker safety laws or for the remediation of Company-related substances released into the environment. Such matters typically are resolved with regulatory authorities through commitments to compliance, abatement or remediation programs and, in some cases, payment of penalties. In addition, governments in the United States and internationally have increasingly been regulating perfluorooctane sulfonate ("PFOS"), perfluorooctanoic acid ("PFOA"), and/or other per- and poly-fluoroalkyl substances ("PFAS"), which were contained in certain of the Company's legacy firefighting foam products. These regulations include declining emission standards and limits set as to the presence of certain compounds. See Note 20, "Commitments and Contingencies," of the notes to consolidated financial statements for further discussion of environmental matters.

Government Regulation and Supervision

The Company's operations are subject to numerous federal, state and local laws and regulations, both within and outside the United States, in areas such as consumer protection, government contracts, international trade, environmental protection, labor and employment, tax, licensing and others. For example, most U.S. states and non-U.S. jurisdictions in which the Company operates have licensing laws directed specifically toward the alarm and fire suppression industries. The Company's security businesses currently rely extensively upon the use of wireline and wireless telephone service to communicate signals. Wireline and wireless telephone companies in the U.S. are regulated by the federal and state governments. In addition, government regulation of fire safety codes can impact the Company's fire businesses. The Company's businesses may also be affected by changes in governmental regulation of refrigerants, PFAS, energy efficiency standards, noise regulation and product safety regulations, including changes related to hydro fluorocarbons/emissions reduction efforts, energy conservation standards and the regulation of fluorinated gases. These and other laws and regulations impact the manner in which the Company conducts its business, and changes in legislation or government policies can affect the Company's worldwide operations, both favorably and unfavorably. For a more detailed description of the various laws and regulations that affect the Company's business, see Item 1A. Risk Factors.

Regulatory Capital Expenditures

The Company's efforts to comply with numerous federal, state and local laws and regulations applicable to its business and products often results in capital expenditures. The Company makes capital expenditures to design and upgrade its fire and security products to comply with or exceed standards applicable to the alarm, fire suppression and security industries. The Company also makes capital expenditures to meet or exceed energy efficiency standards and comply with applicable regulations, including the regulation of refrigerants, hydro fluorocarbons/emissions reduction efforts and the regulation of fluorinated gasses, particularly with respect to its HVAC products and solutions. The Company's ongoing environmental compliance program also results in capital expenditures. Regulatory and environmental considerations are a part of all significant capital expenditure decisions; however, expenditures in fiscal 2025 related solely to regulatory compliance were not material. It is management's expectation that the amount of any future capital expenditures related to compliance with any individual regulation or grouping of related regulations will not have a material adverse effect on the Company's financial results or competitive position in any one year. See Note 20, "Commitments and Contingencies," of the notes to consolidated financial statements for further discussion of environmental matters.

Seasonal Factors

Certain of the Company's sales are seasonal as the demand for certain air conditioning equipment and services generally increases in the summer months. This seasonality is mitigated by the other products and services provided by the Company that have no material seasonal effect.

Research and Development Expenditures

Refer to Note 1, "Summary of Significant Accounting Policies," of the notes to consolidated financial statements for research and development expenditures. The Company has committed to invest a substantial portion of its new product research and development in developing products and services supporting energy efficiency, decarbonization and mission-critical environments. The Company invests in enhancements to the capabilities of its product lines and services to support its strategy, meet consumer preferences and achieve regulatory compliance. This includes investments in the development of the Company's OpenBlue platform and related service offerings, digital product capabilities, energy efficient products, and low GWP refrigerants and technology.

Human Capital Management

Overview and Governance

The development of a High-Performance Culture enables the Company to achieve its purpose to build smarter, healthier, and more sustainable tomorrows. As the Company enters its next 140 years of innovation leadership, people are at the center of how it delivers value to customers. The Company's strategic drivers provide the direction that guides its workforce toward a culture of continuous improvement and innovation to exceed customers' expectations and provide solutions for global challenges in the building systems industry.

The responsibility to develop and maintain a High-Performance Culture is owned, embedded and executed throughout the Company. The Chief Human Resources Officer ("CHRO") is responsible for establishing and driving the execution of the Company's High-Performance Culture strategy, ensuring that the Company presents an employee value proposition that supports retention and the attraction of external talent. The Company's Board of Directors provides oversight of the Company's High-Performance Culture, with the Compensation and Talent Development Committee overseeing the Company's High-Performance Culture strategy and the Governance and Sustainability Committee overseeing employee health and safety. The Chief Executive Officer ("CEO"), the CHRO, the General Counsel, the Vice President of Global Environment Health & Safety, the Vice President of Employee Engagement and Inclusion and other senior leaders within the Company are responsible for the execution of the High-Performance Culture strategy and engage with the Compensation and Talent Development Committee, the Governance and Sustainability Committee and the full Board of Directors on the critical components driving the Company's High-Performance Culture, including discussions of future of work, human capital trends, processes and practices, engagement and inclusion, health and safety, talent development, company culture and succession planning.

Key components driving the Company's High-Performance Culture include:

Health and Safety

Health and Wellness, Safety and Environment are the three pillars of the Company's Zero Harm vision. The Company's health and safety programs are designed around global standards with appropriate variations addressing multiple jurisdictions and regulations, specific hazards and unique working environments of the Company's manufacturing, service, systems, and headquarter operations.

The Company requires each of its locations to perform regular safety audits to ensure proper safety policies, program procedures, analyses and training are in place. In addition, the Company engages an independent third-party conformity assessment and certification vendor to audit selected operations for adherence to its global health and safety standards. Cultural and values-based safety initiatives have been deployed within the Company to sustain and further enhance performance.

The Company utilizes a mixture of leading and lagging indicators to assess the health and safety performance of its operations. Lagging indicators include the OSHA Total Recordable Incident Rate ("TRIR") and the Lost Time (or Lost Workday) Incident Rate ("LTIR") based upon the number of incidents per 100 employees (or per 200,000 work hours). In fiscal 2025, the Company had a TRIR of 0.34 and a LTIR of 0.15.

Employee Engagement and Inclusion

The Company is dedicated to creating a workplace where uniqueness is celebrated and where every employee feels valued and included. The Company aims to foster a culture of engagement, innovation, collaboration, and respect that drives its success in the global marketplace. Employee engagement and inclusion ("EEI") is a component of the Company's strategy to drive a High-Performance Culture, recognized as adding value to the Company's creation and delivery of innovative high performing products and enabling solutions to its customers' toughest problems. The Company empowers employees to take an active role in creating a culture that values uniqueness, celebrates creativity and drives innovation.

The Company encourages employees to enable an inclusive culture through active participation in Business Resource Groups ("BRGs") - employee-led voluntary organizations of people with similar interests, experiences, or personal characteristics, which supports the acquisition and development of high-performing talent both internally and externally.

The Company recognizes that fostering an engaged and inclusive environment requires ongoing commitment, accountability, and continuous improvement. The Company regularly assesses its progress, recognizes employee contributions, and holds leaders accountable for driving initiatives. The Company has created mechanisms for open dialogue and feedback from employees to ensure that everyone's voices are heard.

The Company has implemented several measures that focus on ensuring accountabilities exist for fostering an engaged and inclusive environment.

- **Organizational Engagement:** The Company measures the engagement of its employees using a quarterly pulse survey initially launched in fiscal 2023. The engagement survey provides managers with their own data dashboard to view their own engagement results and can be utilized by managers at all levels to understand how to improve the Company's culture and employee engagement. Managers are provided with resources to interpret their results and plan their actions following each survey, ensuring that all managers are reinforcing a continuous improvement culture.

- **Inclusion and Engagement Objectives:** The CEO and other senior leaders have inclusion and engagement objectives in their annual performance goals.

- **Attracting High-Performing Talent:** The Company attracts high-performing talent by delivering a market and persona-based employee value proposition which incorporates the Company's mission. BRGs support these efforts through external engagement and talent acquisition sourcing initiatives.

- **Honoring Employee Contributions:** The Company provides formal recognition and encouragement for workforce contributions to the Company's EEI efforts. Awarded to eight employees three times per year, the nomination driven Inclusion Distinction Awards have become a highly regarded recognition of an employee's contribution to creating an inclusive culture at the Company.

Talent Development

The Company must ensure the continued development and advancement of its employees to maintain a High-Performance Culture. The Company has adopted a continuous improvement approach to talent development, working to support employees' growth while defining the skills and capabilities the organization will need in future years. To assess current enterprise capabilities and define future needs, strategic talent reviews and succession planning occur on a planned cadence annually – globally and across all business areas. The Company continues to provide opportunities for its employees to grow their careers, with more than two-thirds of open management positions filled internally during fiscal 2025.

The Company believes that high performance is an outcome of an employee's ability to change, adapt, and grow their capabilities throughout their career. This talent development approach includes self and multi-rater assessments, functional and leadership competency models, providing employees a personalized approach to their development planning and skill acquisition. The Company emphasizes real-life, real-time learning that enables each employee to meet the demands of challenging and changing work and focuses on reinforcing key principles that are designed to support an individual's effectiveness in his or her current job and in their future development. The Company provides technical and leadership training to employees, customers and suppliers who work for or with the Company's products and services.

The Company's focus on employee development has been structured through programs designed to embed essential skills with employees and reinforce strategic goals aligning with the Company's culture, including:

- **Front-Line Talent:** In support of the Company's growth strategy, the Company is investing in developing front line talent to ensure a customer-ready workforce. This includes investment in key learning curriculum and building skill-based career pathing for all front-line staff. Retention of program participants continues to increase year over year.

- **Leadership Development:** The Company has a strong leadership curriculum for first time managers, managers new to the Company, managers of managers and executive leaders. In 2025, the high potential courses had a greater than 75% application of content to the job and a net promoter score ("NPS") of greater than 70.

- **Engagement and Inclusion:** The Company has developed BRG-sponsored development programs structured across the levels and stages of individuals' careers to develop and align employees with the Company's High-Performance Culture.

In fiscal 2025, the Company offered a robust curriculum of almost 225,000 activities that were completed by employees, consisting of videos, courses, e-learning, documentation, articles and books, including over 4,000 active (in person or virtual) learning courses. In fiscal 2025, over 1.3 million learning activities were completed by over 75,000 employees (excluding non-wired). The total learning hours consumed by employees was 1.3 million hours, averaging over 17 hours per employee including time invested in formal learning and standard time invested in self-paced reading or video consumption.

Employee Population and Demographics

As of September 30, 2025, the Company employed approximately 87,000 people worldwide, of which approximately 31,000 were employed in the United States and approximately 56,000 were outside the United States. The Company's workforce declined from 2024 primarily due to divestitures including the R&LC HVAC business. Approximately 18,000 employees are covered by collective bargaining agreements or works councils, and the Company believes that its relations with its labor unions are generally positive. The Company's EEO-1 Report published on our website outlines additional details on its U.S. workforce composition.

Available Information

The Company's filings with the U.S. Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q, definitive proxy statements on Schedule 14A, current reports on Form 8-K, and any amendments to those reports filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, are made available free of charge through the Investor Relations section of the Company's Internet website at http://www.johnsoncontrols.com as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. Copies of any materials the Company files with the SEC can also be obtained free of charge through the SEC's website at http://www.sec.gov. The Company also makes available, free of charge, its Code of Ethics, Corporate Governance Guidelines, Board of Directors committee charters and other information related to the Company on its Internet website or in printed form upon request. The Company is not including the information contained on its website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K.

ITEM 1A   RISK FACTORS

Provided below is a cautionary discussion of what we believe to be the most important risk factors applicable to the Company. Discussion of these factors is incorporated by reference into and considered an integral part of Part II, Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations." The disclosure of a risk should not be interpreted to imply that such risk has not already materialized. Additional risks not currently known to the Company or that the Company currently believes are immaterial may also impair the Company's business, financial condition, results of operations and cash flows.

Risks Related to Our Business Operations

Our future growth is dependent upon our ability to develop or acquire new products, services and technologies that achieve market acceptance with acceptable margins.

Our future success depends on our ability to develop or acquire, manufacture and bring competitive, and increasingly complex, products and services to market quickly and cost-effectively. Our ability to develop or acquire new products, services and technologies requires the investment of significant resources. These acquisitions and development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new technologies, products or services on a timely basis. Further, we must continue to effectively adapt our products and services to a changing technological and regulatory environment to drive growth and defend against disruption caused by competitors, regulators or other external forces impacting our business and operations. If we are unable to be agile and responsive to disruption in the development of new products, services and technologies, including capabilities such as energy efficiency, cooling technology (including liquid cooling), artificial intelligence and machine learning, our business, financial condition, results of operations and cash flows could be adversely affected.

Even after introduction, new or enhanced products may not satisfy customer preferences and product failures may cause customers to reject our products. Further, as we integrate emerging and rapidly evolving technologies, including artificial intelligence and machine learning into our products and services, we may not be able to anticipate or identify vulnerabilities, design flaws or security threats resulting from the use of such technology and develop adequate protection measures. As a result, these products may not achieve market acceptance and our brand image could suffer. We must also attract, develop and retain individuals with the requisite technical expertise and understanding of customers' needs to develop new technologies and introduce new products. The laws and regulations applicable to our products, and our customers' product and service needs, change from time to time, and regulatory changes may render our products and technologies noncompliant or result in new or enhanced regulatory scrutiny. In addition, the markets for our products, services and technologies may not develop or grow as we anticipate. The failure of our technology, products or services to gain market acceptance due to more attractive offerings by our competitors, the introduction of new competitors to the market with new or innovative product offerings or the failure to address any of the above factors could significantly reduce our revenues, increase our operating costs or otherwise materially and adversely affect our business, financial condition, results of operations and cash flows.

Failure to increase organizational effectiveness through the execution of our operating model and organizational improvements may reduce our profitability or adversely impact our business.

Our results of operations, financial condition and cash flows are dependent upon our ability to execute on our operating model and drive organizational improvement. We seek to develop and maintain a high-performance, customer centric culture and commercial organization characterized by differentiated products and services, the attraction and retention of top talent and delivering sustained results. Our ability to successfully implement our operating model includes our ability to organize our operations around our commercial and manufacturing strategy through organizational improvements and implementing incentive programs that promote and reward the effective execution of our strategy. The implementation of our operating model also depends on our ability to quickly respond to market and innovation driven changes and redeploy our resources as needed within our organization. If we are unable to successfully implement and execute our operating model, our business, financial condition, results of operations and cash flows could be adversely affected.

We seek to drive organizational improvement through a variety of actions, including restructuring and integration activities, digital transformation, strategic initiatives, business portfolio reviews, productivity initiatives, functionalization, incentive programs, training, executive management changes, and business and operating model assessments. The Company has committed to a multi-year restructuring plan to address stranded costs and further right-size its global operations as a result of previously announced portfolio optimization transactions. In addition, during fiscal year 2025, the Company realigned its organizational structure into three regional reporting segments as part of ongoing initiatives to drive simplification, accelerate growth, and better reflect its organizational and operational structure. Risks associated with these actions include delays in execution, additional unexpected costs, loss of customer relationships, realization of fewer than estimated productivity improvements, increased change fatigue, organizational strain and adverse effects on employee morale. We may not realize the full operational or financial benefits we expect, the recognition of these benefits may be delayed, and these actions may potentially disrupt our operations. In addition, our failure to effectively implement our operating model and manage organizational changes may lead to increased attrition of customers and employees and harm our ability to attract and retain key talent.

Failure to achieve and maintain a high level of product and service quality and on-time delivery could damage our reputation with customers and negatively impact our results.

Product and service quality issues could harm customer confidence in our Company and our brands. If certain of our product and service offerings do not meet applicable safety standards or our customers' expectations regarding quality, safety or performance, we could experience lost sales and increased costs and we could be exposed to legal, financial and reputational risks. In addition, a recall or claim could require us to review some or all of our product portfolio to assess whether similar issues are present in other products, which could result in a significant disruption to our business and our results of operations. We have experienced such quality issues in the past and may experience such issues in the future.

We cannot be certain that our quality controls and procedures will reveal defects in our products or their raw materials, which may not become apparent until after the products have been placed in use in the market. Accordingly, there is a risk that products will have defects, which could result in loss of sales or delays in market acceptance and require a product recall or field corrective action. Such remedial actions can be expensive to implement and may damage our reputation, customer relationships and market share. We have conducted product recalls and field corrective actions in the past and may do so again in the future.

When our products fail to perform as expected, we are exposed to warranty, product liability, personal injury and other claims. In many jurisdictions, product liability claims are not limited to any specified amount of recovery and such claims or contribution requests or requirements could exceed our available insurance. There can be no assurance that we will not experience any material warranty or product liability claims in the future, that we will not incur significant costs to defend such claims or that we will have adequate reserves to cover any recall, repair and replacement costs.

Our ability to compete and generate sales depends in part on our capacity to meet customer demand and ensure that products and services are delivered to the customer on time. If we are unable to manufacture and deliver products to customers on time, we could experience lost sales and increased costs and we could be exposed to legal, financial, and reputational risks. The inability to deliver our products to customers on time could also restrict our manufacturing capacity, which could lead to the loss of customers and restrict our ability to grow sales.

The ability of suppliers to deliver raw materials, parts and components to our manufacturing facilities, and our ability to manufacture and deliver services without disruption, could affect our results of operations.

We use a wide range of materials (primarily steel, copper and aluminum) and components (including semiconductors, electronic components, and components utilizing rare earth minerals) in the global production of our products, which come from numerous suppliers around the world. Because not all of our business arrangements provide for guaranteed supply and some key parts may be available only from a single supplier or a limited group of suppliers, we are subject to supply and pricing risk. Our operations and those of our suppliers are subject to disruption for a variety of reasons. For example, we have in the past experienced the following supply chain issues due to economic, political and other factors largely beyond our control: increased input material costs and component shortages; supply chain disruptions and delays and cost inflation. In addition, some of our subcontractors have experienced supply chain and labor disruptions, which have and could in the future impact our ability to timely complete projects and convert our backlog. Such disruptions have and could in the future interrupt our ability to manufacture or obtain certain products and components, thereby adversely impacting our ability to provide products to customers and realize expected profit margins. We could experience the recurrence of similar or new disruptions in the future, the effect of which will depend on our ability to successfully mitigate the impact of these disruptions. Any such disruption could materially and adversely affect our business, financial condition, results of operations and cash flows.

Material supply shortages and delays in deliveries, along with other factors such as price inflation, can also result in increased pricing. While many of our customers permit quarterly or other periodic adjustments to pricing based on changes in component prices and other factors, we may bear the risk of price increases that occur between any such repricing or, if such repricing is not permitted, during the balance of the term of the particular customer contract. The inability to timely convert our backlog due to supply chain disruptions subjects us to pricing risk due to cost inflation occurring between the generation of backlog and its conversion into revenue. If we are unable to effectively manage the impacts of price inflation and timely convert our backlog, our results of operations, financial condition and cash flows could materially and adversely be affected.

Our business success depends on attracting and retaining qualified personnel.

Our ability to sustain and grow our business requires us to hire, retain and develop a high-performance, customer-centric management team and workforce. Continuous efficient and timely customer service, customer support and customer intimacy are essential to enabling customer loyalty and driving our financial results. Our growth strategies require that we pivot to new talent capability investments and build the workforce of the future, with an emphasis on developing skills in digital and consultative, outcome-based selling. Failure to ensure that we have leadership, technical and talent capacity with the necessary skillset and experience could impede our ability to deliver our growth objectives, execute our strategic plan and effectively transition our leadership. Any unplanned turnover or inability to attract and retain key employees could have a negative effect on our results of operations.

The nature of our business requires us to maintain a labor force that is sufficiently large enough to support our manufacturing operations to meet customer demand, as well as provide on-site services and project support for our customers. This includes recruiting, hiring and retaining skilled trade workers to support our direct channel field businesses. We have in the past, and could in the future, experience shortages for skilled or unskilled labor. The impacts of such labor shortages could limit our ability to scale our operations to meet increased demand and convert backlog into revenue, which could negatively impact our growth and results of operations.

Cybersecurity incidents impacting our IT systems and digital products could disrupt business operations, result in the loss of critical and confidential information, and materially and adversely affect our reputation and results of operations.

We rely upon the capacity, reliability and security of our IT and data security infrastructure and our ability to expand and continually update this infrastructure in response to the changing needs of our business. As we implement new systems or integrate existing systems, they may not perform as expected. We also face the challenge of supporting our older systems, which are vulnerable to increased risks, including the risk of security breaches, system failures and disruptions, and implementing necessary upgrades. If we experience a problem with the functioning of an important IT system as a result of increased burdens placed on our IT infrastructure or a security breach of our IT systems, the resulting disruptions could have a material adverse effect on our business.

Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to IT systems to sophisticated and targeted measures known as advanced persistent threats directed at the Company, its products, its customers and/or its third-party service providers, including cloud providers. We and third parties utilize vendors to support our business and operations have experienced, and expect to continue to experience, these types of threats and incidents, which add to the risks to our IT systems (including our cloud services providers' systems), internal networks, our customers' systems and the information that they store and process. We have and may in the future experience cybersecurity incidents that cause us to incur significant costs, reputational damage, expose us to legal claims or enforcement actions and fines levied by governmental organizations, which in turn could materially and adversely affect our results of operations. There can be no assurance that unauthorized access or cyber incidents will not occur or that we will not suffer material losses in the future. Other potential consequences could include the theft of intellectual property and the diminution in the value of our investment in research, development and engineering, which in turn could materially and adversely affect our competitiveness and results of operations.

Our customers, including the U.S. government, are increasingly requiring cybersecurity protections and mandating cybersecurity standards in our products, and we may incur additional costs to comply with such demands. Despite our efforts to deploy countermeasures to deter, prevent, detect, respond to and mitigate cybersecurity threats, we have experienced, and will likely continue to experience, attacks and resulting breaches or breakdowns of our, or our third-party service providers', databases or systems. Cybersecurity incidents, depending on their nature and scope, have resulted, and may in the future result, in misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. Such incidents have remained, and could in the future remain, undetected for an extended period of time, and the losses arising from such incidents could exceed our available insurance coverage for such matters. In addition, security breaches impacting our IT systems have in certain cases resulted in, and in the future could result in, a risk of loss or unauthorized disclosure or theft of information, which could lead to enforcement actions, litigation, regulatory or governmental audits, investigations and possible liability.

An increasing number of our products, services and technologies, including our OpenBlue software platform, are delivered with digital capabilities and accompanying interconnected device networks, which include sensors, data, building management systems and advanced computing and analytics capabilities. If we are unable to manage the lifecycle cybersecurity risk in development, deployment and operation of our digital platforms and services, they could become susceptible to cybersecurity incidents and lead to third-party claims that our product failures have caused damage to our customers. This risk is enhanced by the increasingly connected nature of our products and the role they play in managing building systems.

Data privacy, identity protection and information security compliance may require significant resources and presents certain risks.

We collect, store, have access to and otherwise process certain confidential or sensitive data, including proprietary business information, customer data, personal data or other information that is subject to privacy and security laws, regulations and/or customer-imposed controls. Despite our efforts to protect such data, our business, data and our products have been and will in the future be vulnerable to security incidents, theft, misplaced or lost data, programming errors, or errors that could potentially lead to the compromise or further compromise of such data, improper use of our products, systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions. During September 2023, we experienced a cybersecurity event where certain data, primarily employee, job applicant and personal information and other related data, was impacted. The Company has taken appropriate actions to notify individuals and regulatory authorities.

The actual or perceived risk of theft, loss, fraudulent use or misuse of customer, employee or other data as a result of the foregoing or any other cybersecurity incident, as well as non-compliance with applicable industry standards or our contractual or other legal obligations or privacy and information security policies regarding such data, could result in litigation and/or regulatory activity and associated fines, damages, costs, awards, or settlements.

Such an event could lead customers to select the products and services of our competitors. Such incidents could harm our reputation, cause unfavorable publicity or otherwise adversely affect certain existing and potential customers' perception of the security and reliability of our services as well as our credibility and reputation, which could result in lost sales. In addition, we have and may in the future be required to make certain third-party notifications to individuals and regulators.

We operate in an environment in which there are different and potentially conflicting data privacy laws in effect in the various U.S. states and foreign jurisdictions in which we operate and we must understand and comply with each law and standard in each of these jurisdictions while ensuring the data is secured. For example, proposed regulations restricting the use of biometric security technology could impact the products and solutions offered by our security business. Government enforcement actions can be costly and interrupt the regular operation of our business, and violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, reputation and financial results.

Some of our contracts do not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. While we maintain general liability insurance coverage and coverage for errors or omissions, such coverage might not be adequate or otherwise protect us from liabilities or damages with respect to such claims. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in adverse changes to our insurance policies could have an adverse effect on our business.

We are incorporating artificial intelligence technologies into our products, services and processes. These technologies may present business, compliance and reputational risks.

Recent technological advances in artificial intelligence ("AI") and machine-learning technology both present opportunities and pose risks to us. If we fail to keep pace with rapidly evolving technological developments in AI, our competitive position and business results may suffer. The introduction of these technologies, particularly generative AI, into internal processes and/or new and existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, reputation, and financial results. In addition, our personnel could, unbeknownst to us, improperly utilize AI and machine learning-technology while carrying out their responsibilities. The use of AI in the development of our products and services could also cause loss or theft of intellectual property, as well as subject us to risks related to intellectual property infringement or misappropriation, data privacy and cybersecurity. The use of AI can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our stakeholders, our reputation and our business and expose us to risks related to inaccuracies or errors in the output of such technologies. We also face risks of competitive disadvantage if our competitors more effectively use AI to drive internal efficiencies or create new or enhanced products or services that we are unable to compete against on cost, quality or other attributes.

Infringement or expiration of our intellectual property rights, or allegations that we have infringed upon the intellectual property rights of third parties, could negatively affect us.

We rely on a combination of trademarks, trade secrets, patents, copyrights, know-how, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent infringement of our rights or misappropriation or theft of our technology, trade secrets or know-how. For example, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some of the countries in which we operate. Continued use of AI in the development of our products and services could also impact our intellectual property protections. While we generally enter into confidentiality agreements with our employees and third parties to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how related to the design, manufacture or operation of our products. From time to time, we resort to litigation to protect our intellectual property rights. Such proceedings can be burdensome and costly, and we may not prevail. Further, adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets and manufacturing expertise. For those products in our portfolio that rely on patent protection, once a patent has expired, the product is generally open to competition. Products under patent protection usually generate significantly higher revenues than those not protected by patents. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our business, financial condition, results of operations and cash flows.

In addition, we are, from time to time, subject to claims of intellectual property infringement by third parties, including practicing entities and non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. The litigation process is subject to inherent uncertainties, and we may not prevail in litigation matters regardless of the merits of our position. Intellectual property lawsuits or claims may become extremely disruptive if the plaintiffs succeed in blocking the trade of our products and services and they may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We rely on our global direct installation channel for a significant portion of our revenue. Failure to maintain and grow the installed base resulting from direct channel sales could adversely affect our business.

Unlike many of our competitors, we rely on a direct sales channel for a substantial portion of our revenue. The direct channel provides for the installation of fire and security solutions, and HVAC equipment manufactured by us. This represents a significant distribution channel for our products, creates a large installed base of our fire and security solutions and HVAC equipment, and creates opportunities for longer term service, monitoring, solutions and retrofit revenue over the lifecycle of the building. If we are unable to maintain or grow this installation business, whether due to changes in economic conditions, a failure to anticipate changing customer needs, a failure to introduce innovative or technologically advanced solutions, or for any other reason, our installation revenue could decline, which could in turn adversely impact our product pull-through and our ability to grow service, monitoring, solutions and retrofit revenue.

Global climate change and related regulations could negatively affect our business.

The effects of climate change create financial and operational risks to our business. For example, the effects of climate change could impact the availability and cost of materials needed for manufacturing, exacerbate existing risks to our supply chain and increase insurance and other operating costs. These factors may impact our decisions to construct new facilities or maintain existing facilities in areas most prone to physical climate risks. We could also face indirect financial risks passed through the supply chain and disruptions that could result in increased prices for our products and the resources needed to produce them.

Increased public awareness and concern regarding global climate change has resulted in more regulations designed to reduce greenhouse gas emissions. These regulations tend to target the global warming potential ("GWP") of refrigerants, equipment energy efficiency, and the combustion of fossil fuels. Many of our products consume energy and use refrigerants. Regulations which seek to reduce greenhouse gas emissions present a risk predominantly to our HVAC business, if we do not adequately prepare and refresh our product portfolio. As a result, we have and may in the future be required to make increased research and development and other capital expenditures to meet new regulations and standards. Further, our customers and the markets we serve may impose emissions or other environmental standards through regulation, market-based emissions policies or consumer preference that we may not be able to timely meet due to the required level of capital investment or technological advancement. While we have been committed to continuous improvements to our product portfolio to meet and exceed anticipated regulations and preferences, there can be no assurance that our commitments will be successful, that our products will be accepted by the market, that proposed regulation or deregulation will not have a negative competitive impact or that economic returns will reflect our product development investments.

There continues to be a lack of consistent climate and refrigerant transition legislation, which creates economic and regulatory uncertainty. Such regulatory uncertainty extends to incentives, which if discontinued, could adversely impact the demand for energy efficient buildings, and could increase costs of compliance. In addition, the rollback of existing climate and refrigerant transition legislation in certain jurisdictions could increase our costs to adapt our portfolio for compliance and competitiveness in different markets. These factors may impact the demand for our products, obsolescence of our products and our results of operations.

Failure to achieve our public sustainability commitments could negatively affect our reputation and business.

As of the date of this filing, we have made several public commitments regarding our intended reduction of carbon emissions, including commitments to achieve net zero carbon emissions for Scope 1 and 2 by 2040 and the establishment of science-based targets to reduce Scope 1 and 2 carbon emissions from our operations and Scope 3, category 11 emissions from the use of sold products in the operations of our customers. Although we intend to meet these commitments, we may be required to expend significant resources to do so, which could increase our operational and capital costs. Further, there can be no assurance of the extent to which any of our commitments will be achieved, or that any future investments we make in furtherance of achieving such targets and goals will meet investor expectations or any binding or non-binding legal standards regarding sustainability performance. We may determine that it is in the best interest of our company and our shareholders to prioritize other business, social, governance or sustainable investments over the achievement of our current commitments based on economic, regulatory and social factors, business strategy or pressure from investors, activist groups or other stakeholders. If we are unable to meet these commitments, we could incur adverse publicity and reaction from investors, activist groups and other stakeholders, which could adversely impact the perception of our brand and our products and services by current and potential customers, as well as investors, which could in turn adversely impact our financial condition and results of operations.

A material disruption of our operations due to catastrophic or geopolitical events, particularly at our monitoring and/or manufacturing facilities, could materially and adversely affect our business.

If our operations, particularly at our monitoring facilities and/or manufacturing facilities, were to be disrupted as a result of significant equipment failures, natural disasters, pandemics, climate change, cybersecurity incidents, power outages, fires, explosions, abrupt political change, armed conflict, terrorism, sabotage, adverse weather conditions, public health crises, labor disputes, labor shortages or other reasons, we may be unable to effectively respond to alarm signals, fill customer orders, convert our backlog, collect revenue and otherwise meet obligations to or demand from our customers, which could adversely affect our financial performance. These events may also cause us to experience increased costs and reduced productivity.

Interruptions to production could increase our costs and reduce our sales. Any interruption in production capability could require us to make substantial capital expenditures or purchase alternative material at higher costs to fill customer orders, which could negatively affect our profitability and financial condition. Any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect our business, financial condition, results of operations and cash flows.

Our business may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.

We employ approximately 87,000 people worldwide. Approximately 21% of these employees are covered by collective bargaining agreements or works councils. Although we believe that our relations with the labor unions and works councils that represent our employees are generally good and we have experienced no material strikes or work stoppages recently, no assurances can be made that we will not experience in the future these and other types of conflicts with labor unions, works councils, other groups representing employees or our employees generally, or that any future negotiations with our labor unions will not result in significant increases in our cost of labor. Additionally, a work stoppage at one of our suppliers could materially and adversely affect our operations if an alternative source of supply was not readily available. Work stoppages by employees of our customers could also result in reduced demand for our products.

<u>Risks Related to Macroeconomic and Political Conditions</u>

Some of the industries in which we operate are cyclical and, accordingly, demand for our products and services could be adversely affected by downturns in these industries.

Much of the demand for our products, services and solutions is driven by commercial, institutional, industrial, data center and governmental construction, industrial facility expansion, retrofit activity, maintenance projects and other capital investments in buildings within the sectors that we serve. Construction and other capital investment projects are heavily dependent on general economic conditions, localized demand for real estate and availability of credit, public funding or other sources of financing. Some of the real estate markets we serve are prone to significant fluctuations in supply and demand. In addition, most real estate developers rely heavily on project financing in order to initiate and complete projects. Declines in real estate values and increases in prevailing interest rates could lead to significant reductions in the demand for and availability of project financing, even in markets where demand may otherwise be sufficient to support new construction. These factors could in turn temper demand for new building products and solutions and have a corresponding impact on our financial condition, results of operations and cash flows.

Levels of industrial capital expenditures for facility expansions and maintenance are dependent on general economic conditions, economic conditions within specific industries we serve, expectations of future market behavior and available financing. The businesses of many of our industrial customers are to varying degrees cyclical and have experienced periodic downturns. During such economic downturns, customers in these industries tend to delay major capital projects, including greenfield construction, maintenance projects and upgrades. Additionally, demand for our products and services may be affected by volatility in energy, component and commodity prices, commodity and component availability and fluctuating demand forecasts, as our customers may be more conservative in their capital planning, which may reduce demand for our products and services as projects are postponed or cancelled. Increases in prevailing interest rates or disruptions in financial markets and banking systems could make credit and capital markets difficult for our customers to access and could significantly raise the cost of new debt for our customers. Any difficulty in accessing these markets and the increased associated costs can have a negative effect on investment in large capital projects, including necessary maintenance and upgrades, even during periods of favorable end-market conditions.

Many of our customers inside and outside of the industrial and commercial sectors, including governmental and institutional customers, have experienced budgetary constraints as sources of revenue have been negatively impacted by adverse or stagnant economic conditions, including sustained increases in interest rates. These budgetary constraints have in the past, and may in the future, reduce demand for our products and services among governmental and institutional customers.

Reduced demand for our products and services could result in the delay or cancellation of existing orders or lead to excess capacity, which unfavorably impacts our absorption of fixed costs. This reduced demand may also erode average selling prices in the industries we serve. Any of these results could materially and adversely affect our business, financial condition, results of operations and cash flows.

Changes in U.S. or foreign trade policies and other factors beyond our control may adversely impact our business and operating results.

Geopolitical tensions and trade disputes can disrupt supply chains and increase the cost of our products. This could cause our products to be more expensive for customers, which could reduce the demand for, or attractiveness of, such products. In addition, a geopolitical conflict in a region where we operate could disrupt our ability to conduct business operations in that region. Countries also could adopt restrictive trade measures, such as tariffs, laws and regulations concerning investments and limitations on foreign ownership of businesses, taxation, foreign exchange controls, capital controls, employment regulations and the repatriation of earnings and controls on imports or exports of goods, technology, or data, any of which could adversely affect our operations and supply chain and limit our ability to offer our products and services as intended. Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where we manufacture products or from where we import products or raw materials (either directly or through our suppliers) could have an impact on our competitive position, business operations and financial results. For example, the U.S., China and other countries continue to implement restrictive trade actions, including tariffs, export controls, sanctions, legislation favoring domestic investment and other actions impacting the import and export of goods, foreign investment and foreign operations in jurisdictions in which we operate.

The United States has announced tariffs and reciprocal tariffs on a wide range of products manufactured or produced worldwide, including Canada, China, the European Union, Japan and Mexico, among others. Several countries have similarly announced reciprocal or other tariffs impacting products manufactured or produced in the United States. The United States has and may in the future pause, reimpose or increase tariffs, and countries subject to such tariffs have and, in the future, may impose reciprocal tariffs or other restrictive trade measures in response to the imposition of tariffs by the United States. We maintain operations worldwide, including the jurisdictions impacted by announced and contemplated tariffs. If the actual and potential tariffs and reciprocal tariffs are implemented, we expect that such actions could negatively impact our revenue growth and margins in future periods through increased costs, decreased demand and other adverse economic impacts. We could also experience increased material cost inflation and component shortages, as well as disruptions and delays in our supply chain. The net effect of these actions will depend on our ability to successfully mitigate and offset their impact, which may not be effective.

Trade restrictions could be adopted with little to no advanced notice, and we may not be able to effectively mitigate the adverse impacts from such measures. Political uncertainty surrounding trade or other international disputes also could have a negative impact on customer confidence and willingness to invest capital, which could impair our future growth. Any of these events could increase the cost of our products, create disruptions to our supply chain and impair our ability to effectively operate and compete in the countries where we do business.

Risks associated with our non-U.S. operations could adversely affect our business, financial condition and results of operations.

We have significant operations in a number of countries outside the U.S., some of which are located in emerging markets. Long-term economic and geopolitical uncertainty in any of the regions of the world in which we operate, such as Asia, South America, the Middle East, Europe and emerging markets, could result in the disruption of markets and negatively affect cash flows from our operations to cover our capital needs and debt service requirements. For example, during fiscal year 2024 and fiscal 2025, our results of operations were impacted by the softening of economic conditions in China, negatively impacting the performance of the APAC segment. The continuation of economic weakness in China or in other regions could adversely impact our financial performance in such regions, as well as our consolidated financial performance.

In addition, as a result of our global presence, a significant portion of our revenues and expenses is denominated in currencies other than the U.S. dollar. We are therefore subject to non-U.S. currency risks and non-U.S. exchange exposure. While we employ financial instruments to hedge some of our transactional foreign exchange exposure, these activities do not insulate us completely from those exposures. Exchange rates can be volatile and a substantial weakening of foreign currencies against the U.S. dollar could reduce our profit margin in various locations outside of the U.S. and adversely impact the comparability of results from period to period.

There are other risks that are inherent in our non-U.S. operations, including the potential for changes in socio-economic conditions, laws and regulations, including anti-trust, labor and environmental laws, and monetary and fiscal policies; the ability to enforce rights, collect revenues and protect assets in foreign jurisdictions; protectionist measures that may prohibit acquisitions or joint ventures, or impact trade volumes; unsettled or unstable political conditions; international conflict; government-imposed plant or other operational shutdowns; backlash from foreign labor organizations related to our restructuring actions; corruption; natural and man-made disasters, hazards and losses; violence, civil and labor unrest, and possible terrorist attacks. These and other factors may have a material adverse effect on our business and results of operations.

Economic, political, credit and capital market conditions could adversely affect our financial performance, our ability to grow or sustain our business and our ability to access the capital markets.

We compete around the world in various geographic regions and product markets. Global economic and political conditions affect each of our primary businesses and the businesses of our customers and suppliers. Recessions, economic downturns, price instability, inflation, slowing economic growth and social and political instability in the industries and/or markets where we compete could negatively affect our revenues and financial performance in future periods, result in future restructuring charges, and adversely impact our ability to grow or sustain our business. For example, recent and ongoing macroeconomic and political instability caused by global supply chain disruptions, inflation, ongoing conflicts between Russia and Ukraine as well as Israel and Hamas, and other geopolitical tensions have and could continue to adversely impact our results of operations. Other consequences arising from ongoing conflicts, the further escalation of geopolitical tensions globally and their effect on our business and results of operations as well as the global economy, cannot be predicted. This may include economic sanctions, embargoes, regional instability, geopolitical shifts, expansion of current conflicts, energy instability, retaliatory action by governments, supply chain disruptions, disruption to local markets, increased cybersecurity attacks against us, our third-party service providers and customers, collateral consequences from cyber conflicts between nation-states or other politically motivated actors targeting critical technology infrastructure. and increased tensions among countries in which we operate. Our failure to adequately react to these and other political and economic conditions could materially and adversely affect our results of operations, financial condition or liquidity.

The capital and credit markets provide us with liquidity to operate and grow our business beyond the liquidity that operating cash flows provide. A worldwide economic downturn and/or disruption of the credit markets could reduce our access to capital necessary for our operations and executing our strategic plan. In addition, we have experienced, and could continue to experience, increased capital costs due to fluctuations in global interest rates. If our access to capital were to become significantly constrained, or if costs of capital increased significantly due to increased interest rates, lowered credit ratings, prevailing industry conditions, the volatility of the capital markets or other factors; then our financial condition, results of operations and cash flows could be adversely affected.

Volatility in commodity prices may adversely affect our results of operations.

Increases in commodity costs can negatively impact the profitability of orders in backlog as prices on such orders are typically fixed; therefore, in the short-term, our ability to adjust for changes in certain commodity prices is limited. In these cases, if we are not able to recover commodity cost increases through price increases to our customers on new orders, then such increases will have an adverse effect on our results of operations. In cases where commodity price risk cannot be naturally offset or hedged through supply-based fixed-price contracts, we use commodity hedge contracts to minimize overall price risk associated with our anticipated commodity purchases. Unfavourability in our hedging programs during a period of declining commodity prices could result in lower margins as we reduce prices to match the market on a fixed commodity cost level. Additionally, to the extent we do not or are unable to hedge certain commodities and the commodity prices substantially increase, such increases will have an adverse effect on our results of operations.

We have at times experienced increased commodity costs as a result of global macroeconomic trends, including global price inflation, supply chain disruption and international conflict. We could experience further cost fluctuations in the future, which could negatively impact our results of operations to the extent we are unable to successfully mitigate and offset the impact of increased costs.

Risks Relating to Strategic Transactions

We may not realize the benefits of our ongoing efforts to simplify our portfolio.

We continually evaluate the performance and strategic fit of all of our businesses and may sell businesses or product lines. Recently, we have been engaged in a strategic evaluation of our non-core product lines, leading to the divestiture of our Air Distribution Technologies business and our R&LC HVAC business. Divestitures such as these involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business, the potential loss of key employees and the retention of uncertain environmental or other contingent liabilities related to the divested business. We may also experience unfavorable reactions to the divestitures by customers, competitors, suppliers and employees, making it more difficult to maintain business and operational relationships. Some divestitures, including the divestiture of our R&LC HVAC business, are or may be dilutive to earnings and we may not be successful in executing restructurings and other actions to minimize or offset dilution. We may also fail to successfully complete divestitures, achieve the strategic objectives of divestitures or not realize such objectives within the expected time frame, including our objective to simplify our portfolio to be a pure-play provider of comprehensive solutions for commercial buildings. In addition, divestitures may result in significant asset impairment charges, including those related to goodwill and other intangible assets, which could have a material adverse effect on our financial condition and results of operations. In the event we are unable to successfully divest a business or product line, we may be forced to wind down such business or product line, which could materially and adversely affect our results of operations and financial condition. We cannot provide assurance as to whether we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line, and any divestiture we undertake could materially and adversely affect our business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses.

We may be unable to successfully execute or effectively integrate acquisitions or joint ventures.

We expect acquisitions of businesses and assets, as well as joint ventures (or other strategic arrangements), to play a role in our future growth and our ability to build capabilities in our products and services. We cannot be certain that we will be able to identify attractive acquisition or joint venture targets, obtain financing for acquisitions on satisfactory terms, successfully acquire identified targets or form joint ventures, or manage the timing of acquisitions with capital obligations across our businesses. Competition for acquisition opportunities may rise, thereby increasing our costs of making acquisitions or causing us to refrain from making further acquisitions.

Acquisitions and investments may involve significant cash expenditures, debt incurrences, equity issuances, operating losses and expenses and may be dilutive to earnings. Acquisitions involve numerous other risks, including: the diversion of management attention to integration matters; difficulties in integrating operations and systems; challenges in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures; difficulties in assimilating employees and in attracting and retaining key personnel; challenges in successfully integrating and operating businesses with different characteristics than our current core businesses; challenges in keeping existing customers and obtaining new customers; difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects; contingent liabilities (including contingent tax liabilities and earn-out obligations) that are larger than expected; and potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with acquired companies. The goodwill and long-lived assets recorded in past acquisitions were significant, and in future acquisitions could be significant, and impairment of such assets could result in a material adverse impact on our financial condition and results of operations.

Many of these factors are outside of our control, and any one of them could result in increased costs, decreased expected revenues and diversion of management time and energy, which could materially and adversely impact our business, financial condition and results of operations.

Risks Related to Government Regulations

Our businesses operate in regulated industries and are subject to a variety of complex and continually changing laws and regulations.

Our operations and employees are subject to various U.S. federal, state and local licensing laws, codes and standards and similar foreign laws, codes, standards and regulations. Changes in laws or regulations could require us to change the way we operate or to utilize resources to maintain compliance, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses. Competition or other regulatory investigations can continue for several years, be costly to defend and can result in substantial fines. If laws and regulations were to change or if we or our products failed to comply, our business, financial condition and results of operations could be adversely affected.

Due to the international scope of our operations, the system of laws and regulations to which we are subject is complex and includes regulations issued by the U.S. Customs and Border Protection, the U.S. Department of Commerce's Bureau of Industry and Security, the U.S. Treasury Department's Office of Foreign Assets Control and various non U.S. governmental agencies, including applicable export controls, anti-trust, customs, currency exchange control and transfer pricing regulations, laws regulating the foreign ownership of assets, and laws governing certain materials that may be in our products. No assurances can be made that we will continue to be found to be operating in compliance with, or be able to detect violations of, any such laws or regulations.

We are also subject to a complex network of tax laws and tax treaties that impact our effective tax rate. For more information on risks related to tax regulation, see "Risks Related to Tax Matters" below.

We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted.

We are subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation.

We are subject to numerous federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance, decrease demand for our products, create reputational harm or require us to manufacture with alternative technologies and materials.

Federal, state and local authorities also regulate a variety of matters, including, but not limited to, health, safety laws governing employee injuries, and permitting requirements in addition to the environmental matters discussed above. If we are unable to adequately comply with applicable health and safety regulations and provide our employees with a safe working environment, we may be subject to litigation and regulatory action, in addition to negatively impacting our ability to attract and retain talented employees. New legislation and regulations may require us to make material changes to our operations, resulting in significant increases in the cost of production. Additionally, violations of environmental, health and safety laws are subject to civil, and, in some cases, criminal sanctions. As a result of these uncertainties, we may incur unexpected interruptions to operations, fines, penalties or other reductions in income which could adversely impact our business, financial condition and results of operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws around the world.

The U.S. Foreign Corrupt Practices Act (the "FCPA"), the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business, and require that companies maintain accurate books and records. Our policies mandate compliance with these laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption and local customs and practices that can be inconsistent with anti-bribery laws. We cannot provide assurance that our internal control policies and procedures will preclude reckless or criminal acts committed by our employees or third-party intermediaries. Where we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, or if we are subject to allegations of any such violations, we have and will investigate the allegations and from time to time as necessary may engage outside counsel to investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, which could disrupt our business and result in a material adverse effect on our reputation, business, financial condition, results of operations and cash flows. In addition, we could be subject to commercial impacts such as lost revenue from customers who decline to do business with us as a result of such compliance matters, which also could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.

We are subject to risks arising from regulations applicable to companies doing business with the U.S. government.

Our customers include many U.S. federal, state and local government authorities. Doing business with the U.S. federal, state and local governments subjects us to certain particular risks, including dependence on the level of government spending and compliance with and changes in governmental procurement and security regulations. Agreements relating to the sale of products to government entities may be subject to termination, reduction or modification, either at the convenience of the government or for failure to perform under the applicable contract. We are subject to potential government investigations of business practices and compliance with government procurement and security regulations, which can be expensive and burdensome. If we were charged with wrongdoing as a result of an investigation, we could be suspended from bidding on or receiving awards of new government contracts, which could have a material adverse effect on our results of operations. In addition, various U.S. federal and state legislative proposals have been made in the past that would deny governmental contracts to U.S. companies that have moved their corporate location abroad. We are unable to predict the likelihood that, or final form in which, any such proposed legislation might become law, the nature of regulations that may be promulgated under any future legislative enactments, or the effect such enactments and increased regulatory scrutiny may have on our business.

Risks Related to Litigation

Potential liability for environmental contamination could result in substantial costs.

We have projects underway at multiple current and former manufacturing and testing facilities to investigate and remediate environmental contamination resulting from past operations by us or by other businesses that previously owned or used the properties, including our Fire Technology Center and Stanton Street manufacturing facility located in Marinette, Wisconsin. These projects relate to a variety of activities, including arsenic, solvent, oil, metal, lead, PFOS, PFOA and/or other per- and polyfluorinated substances ("PFAS") and other hazardous substance contamination cleanup; and structure decontamination and demolition, including asbestos abatement. Governments in the United States and internationally have increasingly been regulating PFAS, which is contained in certain of the Company's legacy firefighting foam products. These regulations include declining emission standards and limits set as to the presence of certain compounds. Because of uncertainties associated with environmental regulation and environmental remediation activities at sites where we may be liable, future expenses that we may incur to remediate identified sites and resolve outstanding litigation could be considerably higher than the current accrued liability on our consolidated statements of financial position, which could have a material adverse effect on our business, results of operations and cash flows.

In addition, we have been named, along with others, in a number of class action and other lawsuits relating to the use of fire-fighting foam products by the U.S. Department of Defense, the U.S. military and others for fire suppression purposes and related training exercises. It is difficult to predict the outcome or ultimate financial exposure represented by these matters. Such claims may also negatively affect our reputation. See Note 20, "Commitments and Contingencies," of the notes to consolidated financial statements for additional information on these matters.

We are party to asbestos-related product litigation that could adversely affect our financial condition, results of operations and cash flows.

We and certain of our subsidiaries, along with numerous other third parties, are named as defendants in personal injury lawsuits based on alleged exposure to asbestos containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were used with asbestos containing components. We cannot predict with certainty the extent to which we will be successful in litigating or otherwise resolving lawsuits on satisfactory terms in the future and we continue to evaluate different strategies related to asbestos claims filed against us including entity restructuring and judicial relief. Unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business and financial condition, results of operations and cash flows. See Note 20, "Commitments and Contingencies," of the notes to consolidated financial statements for additional information on these matters.

Legal proceedings in which we are, or may be, a party may adversely affect us.

We are currently, and may in the future, become subject to legal proceedings and commercial or contractual disputes. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes with our suppliers or customers, intellectual property matters, third party liability, including product liability claims, and employment claims. In addition, we may be exposed to greater risks of liability for employee acts or omissions, or system failure, in our fire and security businesses than may not be inherent in other businesses. In particular, because many of our fire and security products and services are intended to protect lives and real and personal property, we may have greater exposure to litigation risks than other businesses. The nature of the services we provide exposes us to the risks that we may be held liable for employee acts or omissions or system failures. As a result, such employee acts or omissions or system failures could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Tax Matters

Future potential changes to the tax laws could adversely affect us and our affiliates.

Legislative and regulatory action may be taken in the U.S. and other jurisdictions in which we operate, which, if ultimately enacted, could result in an increase in our effective tax rate. For example, if the U.S or other jurisdictions override tax treaties upon which we rely, or broaden the circumstances under which we would be considered a U.S. resident, each of which could materially and adversely affect our effective tax rate. We cannot predict the outcome of any specific legislative or regulatory proposals and such changes could have a prospective or retroactive application. However, if proposals were enacted that had the effect of disregarding our incorporation in Ireland or limiting Johnson Controls International plc's ability, as an Irish company, to take advantage of tax treaties with the U.S., we could be subject to increased taxation, potentially significant expense, and/or other adverse tax consequences.

In October 2021, the Organization for Economic Co-operation and Development ("OECD")/G20 inclusive framework on Base Erosion and Profit Shifting (the Inclusive Framework) published a statement updating and finalizing the key components of a two-pillar plan on global tax reform which has now been agreed upon by the majority of OECD members. Pillar One allows countries to reallocate a portion of residual profits earned by multinational enterprises ("MNE"), with an annual global revenue exceeding €20 billion and a profit margin over 10%, to other market jurisdictions. The adoption of Pillar One and its potential effective date remain uncertain. Pillar Two requires MNEs with an annual global revenue exceeding €750 million to pay a global minimum tax of 15%. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two Global Minimum Tax. A number of countries, including Ireland, have enacted legislation to implement the core elements of Global Minimum Tax, which is applicable for the Company in fiscal 2025. However, the OECD and country governments are continuing to evaluate and adjust the Global Minimum Tax rules through administrative guidance, including legislative updates and adoption by additional countries, which could result in an increase in our effective tax rate.

Future potential changes to the U.S. tax laws could result in us being treated as a U.S. corporation for U.S. federal tax purposes, and the Internal Revenue Service ("IRS") may not agree that we should be treated as a non-U.S. corporation for U.S. federal tax purposes.

Because Johnson Controls International plc is organized under the laws of Ireland, it would generally be classified as a foreign corporation under the general rule that a corporation is considered tax resident in the jurisdiction of its organization or incorporation for U.S. federal income tax purposes. However, Section 7874 of the Code ("Section 7874") provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal tax purposes. The IRS may assert that, as a result of the Merger, Johnson Controls International plc should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code. The IRS may also assert that the ability of our U.S. affiliates to utilize U.S. tax attributes, such as net operating losses and certain tax credits, to offset U.S. taxable income resulting from certain transactions may be limited under Section 7874. The application of these rules could result in significant additional U.S. tax liability. In addition, a retroactive change to U.S. tax laws in this area could change the tax classification of Johnson Controls International plc. If it were to be treated as a U.S. corporation for federal tax purposes, we could be subject to substantially greater U.S. tax liability than currently contemplated as a non-U.S. corporation.

Based on the terms of the Merger, we currently expect that Section 7874 does not apply to us or our affiliates as a result of the Merger. However, determining the applicability of Section 7874 is complex and subject to factual and legal uncertainties. Thus, there can be no assurance that the IRS will agree with the position that Johnson Controls International plc should not be treated as a U.S. corporation for U.S. federal tax purposes or that Section 7874 does not otherwise apply.

Changes to the U.S. model income tax treaty could adversely affect us.

On February 17, 2016, the U.S. Treasury released a revised U.S. model income tax convention (the "new model"), which is the baseline text used by the U.S. Treasury to negotiate tax treaties. If any or all of the modifications to the model treaty are adopted in the main jurisdictions in which we do business, they could, among other things, cause double taxation, increase audit risk and substantially increase our worldwide tax liability. We cannot predict the outcome of any specific modifications to the model treaty, and we cannot provide assurance that any such modifications will not apply to us.

Negative or unexpected tax consequences could adversely affect our results of operations.

Adverse changes in the underlying profitability and financial outlook of our operations in several jurisdictions could lead to additional changes in our valuation allowances against deferred tax assets and other tax reserves on our statement of financial position, and the future sales of certain businesses could potentially result in the reversal of outside basis differences that could adversely affect our results of operations and cash flows. Additionally, changes in tax laws in the U.S., Ireland or in other countries where we have significant operations could materially affect deferred tax assets and liabilities on our consolidated statements of financial position and our income tax provision in our consolidated statements of income.

We are also subject to tax audits by government authorities. Negative unexpected results from one or more such tax audits could adversely affect our results of operations.

Risks Relating to Our Jurisdiction of Incorporation

Irish law differs from the laws in effect in the U.S. and may afford less protection to holders of our securities.

It may not be possible to enforce court judgments obtained in the U.S. against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the U.S. currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

As an Irish company, Johnson Controls is governed by the Irish Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of Johnson Controls International plc securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the U.S.

Transfers of Johnson Controls ordinary shares may be subject to Irish stamp duty.

For the majority of transfers of Johnson Controls ordinary shares, there is no Irish stamp duty. However, Irish stamp duty is payable for certain share transfers. A transfer of Johnson Controls ordinary shares from a seller who holds shares beneficially (i.e., through the Depository Trust Company ("DTC")) to a buyer who holds the acquired shares beneficially (i.e., through DTC), which is effected by the debit/credit of book-entry interests representing the shares through DTC, is not subject to Irish stamp duty. A transfer of Johnson Controls ordinary shares by a seller who holds shares directly (i.e., not through DTC) to any buyer, or by a seller who holds the shares beneficially to a buyer who holds the acquired shares directly, may be subject to Irish stamp duty (currently at the rate of 1% of the price paid or the market value of the shares acquired, if higher) payable by the buyer. A shareholder who directly holds shares may transfer those shares into his or her own broker account to be held through

DTC without giving rise to Irish stamp duty provided that the shareholder has confirmed to Johnson Controls transfer agent that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer, into DTC is not effected in contemplation of a sale of such shares by the beneficial owner to a third party.

We currently intend to pay, or cause one of our affiliates to pay, stamp duty in connection with share transfers made in the ordinary course of trading by a seller who holds shares directly to a buyer who holds the acquired shares beneficially. In other cases, Johnson Controls may, in its absolute discretion, pay or cause one of its affiliates to pay any stamp duty. Johnson Controls Memorandum and Articles of Association provide that, in the event of any such payment, Johnson Controls (i) may seek reimbursement from the buyer, (ii) may have a lien against the Johnson Controls ordinary shares acquired by such buyer and any dividends paid on such shares and (iii) may set-off the amount of the stamp duty against future dividends on such shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Johnson Controls ordinary shares has been paid unless one or both of such parties is otherwise notified by Johnson Controls.

Dividends paid by us may be subject to Irish dividend withholding or Irish income tax.

In certain circumstances, as an Irish tax resident company, we will be required to deduct Irish dividend withholding tax ("DWT") (currently at the rate of 25%) from dividends paid to our shareholders. Whether we will be required to deduct DWT from dividends paid to a shareholder will depend largely on whether the shareholder qualifies for an exemption from DWT under Irish law and the shareholder has provided a valid DWT form to his or her broker (in the case of shares held beneficially), or to our transfer agent (in the case of shares held directly).

Shareholders resident in the U.S., who are beneficially entitled to any dividends paid on their shares and hold their shares through DTC will not be subject to DWT provided the addresses of such shareholders in the records of the brokers holding such shares are recorded as being in the U.S. (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by us). U.S. resident shareholders that hold their shares outside of DTC and shareholders resident in European Union countries (other than Ireland) or other countries with which Ireland has signed a tax treaty (whether the treaty has been ratified or not) and irrespective of whether they hold their shares through DTC or outside DTC) should not be subject to DWT provided such shareholders are beneficially entitled to any dividends paid on their shares and they have furnished complete and valid DWT forms (or an Internal Revenue Service ("IRS") Form 6166 in the case of U.S resident shareholders only), to our transfer agent or their brokers (and such brokers have further transmitted the relevant information to our qualifying intermediary). However, some shareholders may be subject to withholding tax, which could adversely affect the price of their ordinary shares.

Dividends paid in respect of Johnson Controls ordinary shares generally are not subject to Irish income tax where the beneficial owner of these dividends is exempt from dividend withholding tax, unless the beneficial owner of the dividend has some connection with Ireland other than his or her shareholding in Johnson Controls.

Johnson Controls shareholders who receive their dividends subject to Irish dividend withholding tax generally will have no further liability to Irish income tax on the dividend unless the beneficial owner of the dividend has some connection with Ireland other than his or her shareholding in Johnson Controls.

General Risk Factors

The potential insolvency or financial distress of third parties could adversely impact our business and results of operations.

We are exposed to the risk that third parties to various arrangements who owe us money or goods and services, or who purchase goods and services from us, will not be able to fulfil their obligations or continue to place orders due to insolvency or financial distress. If third parties fail to perform their obligations under arrangements with us, we may be forced to replace the underlying commitment at current or above market prices or on other terms that are less favorable to us. In such events, we may incur losses, or our results of operations, financial condition or liquidity could otherwise be adversely affected.

A variety of other factors could adversely affect the results of operations of our business.

Any of the following could materially and adversely impact the results of operations of our business: loss of, changes in, or failure to perform under guaranteed performance contracts with our major customers; cancellation of, or significant delays in, projects in our backlog; delays or difficulties in new product development; our ability to recognize the expected benefits of our restructuring actions; downgrades in the ratings of our debt, material increases to our level of indebtedness; risks related to our defined benefit retirement plans; increases in the costs of our products and services that we are unable to pass on to the market;

changes in energy costs or governmental regulations that would decrease the incentive for customers to update or improve their building control systems; and natural or man-made disasters or losses that impact our ability to deliver products and services to our customers.

ITEM 1B   UNRESOLVED STAFF COMMENTS

The Company has no unresolved written comments regarding its periodic or current reports from the staff of the SEC.

ITEM 1C   CYBERSECURITY

Cybersecurity Strategy and Risk Management

The Company faces a wide variety of cybersecurity threats ranging from uncoordinated individual attempts to gain unauthorized access to information technology ("IT") systems to sophisticated and targeted measures known as advanced persistent threats directed at the Company, its products, its customers, supply chain and/or its third-party service providers, including cloud providers. These threats and incidents originate from many sources globally.

The Company's cybersecurity policies, standards, and procedures apply to all users, creating awareness of threats and the importance of information security and cybersecurity across the Company's workforce. These policies and standards are reviewed annually to reflect emerging threats and evolving industry practices, including elements of recognized standards such as ISO 27001 and the NIST Cybersecurity Framework for the overall enterprise and ISA/IEC 62443 for automation and control system products. The Company has implemented cybersecurity policies throughout its operations, including designing and incorporating cybersecurity into the development process for its products and services. The Company's enterprise risk management ("ERM") process considers cybersecurity threat risks alongside other significant risks as part of the Company's overall risk assessment process.

The Company leverages multiple channels to promote cybersecurity topics, deliver targeted initial and refresher training for all users, and conduct an annual mandatory global information security training campaign with certification, which is translated into 20 languages, and ongoing awareness campaigns. These elements are designed to maintain a risk aware culture.

The Company maintains a 24 x 7 operations center that monitors the Company's IT environment and coordinates the investigation and remediation of alerts. As cybersecurity events occur, the cybersecurity team focuses on responding to and containing the threat and minimizing impact. In the event of an incident, the cybersecurity team assesses, among other factors, supply chain and manufacturing disruption, data and personal information loss, business operations disruption, projected cost and potential for reputational harm, with participation from technical, legal and law enforcement support, as appropriate.

The Company's vulnerability management program conducts assessments with specified frequencies for specific asset types to validate system health against known threats. The Company leverages multiple tools, which are routinely updated with new threat signatures, to continually respond to evolving threats identified as part of its threat detection capability. The Company also maintains a cybersecurity insurance policy.

The Company engages with third parties to perform security assessments of its technology environment, including penetration testing and maturity assessments, in addition to providing services to support threat analysis and incident detection and response.

Cybersecurity considerations affect the selection and oversight of the Company's third-party product and service providers. The Company performs due diligence on third parties that have access to its critical systems and data and whose products and services are integrated into the Company's products. Contractual undertakings and oversight are put in place, based on the results of the risk assessment to manage and reduce the cybersecurity risk associated with such third-party providers. Such undertakings may include requirements to comply with administrative, technical and physical safeguards to provide notification of cyber incidents involving the Company's systems or data and agreements to be subject to cybersecurity audits, which the Company conducts as appropriate. The Company requires compliance with appropriate certifications (e.g., SOC 2, ISO 27001, etc.) or appropriate alternative requirements, depending on the offering, region of use, and other factors.

The Company's results of operations, and financial condition were adversely affected by its previously disclosed September 2023 cybersecurity incident due to lost and deferred revenues, remediation expenses and billing and cash collection. However, the overall impact of the cybersecurity incident did not have a material impact on net income, net of insurance recoveries, or cash flows from operations for fiscal year 2024. The Company is regularly subject to cybersecurity threats. See "Risk Factors" in Item 1A of this Annual Report on Form 10-K for more information on risks from cybersecurity threats.

Cybersecurity Governance

The Company's Board of Directors (the "Board") has oversight of the management of the most significant risks facing the Company, including cybersecurity. The Board receives information technology and cybersecurity updates from senior management, including the Chief Digital and Information Officer ("CDIO") and Chief Information Security Officer ("CISO") several times per year. These updates cover the cybersecurity risks facing the Company's enterprise information technology environment, as well as the Company's digital products and services. Regular oversight of cybersecurity matters is further delegated by the Board to the Governance and Sustainability Committee. The Governance and Sustainability Committee provides a deeper level of oversight through quarterly engagements with senior management, including the Chief Digital and Information Officer and CISO, to review the Company's cybersecurity program, including the highest risk areas and key mitigation strategies.

The Company maintains a Cybersecurity Steering Committee ("CSC") designed to ensure effective governance of risks associated with the Company's use of information and technology assets and demonstrate effective governance of cybersecurity risk. The CSC is chaired by the CISO, and includes the Company's Chief Financial Officer, General Counsel, CDIO, and other senior representatives from the Company's business segments and functions. The CSC meets quarterly to monitor the current risk landscape and active risk reduction efforts. Through this review and monitoring activity, the CSC oversees effective governance of IT Risk Management in the Enterprise IT Portfolio, drives accountability and transparency of control effectiveness, and facilitates risk remediation and mitigation in a coordinated and comprehensive manner.

The CISO has been appointed by the Chief Digital and Information Officer and is responsible for cybersecurity risk management across the Company. The CISO leads a global enterprise security team responsible for enterprise-wide security strategy, architecture, engineering, and operations. The CSC has granted authority to the CISO to pause or stop business processes during the execution of cybersecurity incident response duties if they deem it necessary. The CSC maintains approval authority for the Company's Enterprise Information Security Policy.

The CISO has over 20 years of technology experience including cybersecurity, infrastructure, architecture, and data and analytics in highly regulated industries including healthcare and aviation and defense. The CISO has an undergraduate degree in Computer Information Systems.

ITEM 2   PROPERTIES

The Company has properties in almost 60 countries throughout the world, with its world headquarters located in Cork, Ireland and its North American operational headquarters located in Milwaukee, Wisconsin USA. The Company's wholly- and majority-owned facilities primarily consist of manufacturing, sales and service offices, research and development facilities, monitoring centers, and assembly and/or warehouse centers. At September 30, 2025, these properties totaled approximately 23 million square feet of floor space of which 6 million square feet are owned and 17 million square feet are leased. The Company considers its facilities to be suitable for their current uses and adequate for current needs. The majority of the facilities are operating at normal levels based on capacity. The Company does not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities.

ITEM 3   LEGAL PROCEEDINGS

Gumm v. Molinaroli, et al.

In May 2024, stockholders of Johnson Controls, Inc., filed a putative class action Complaint against Johnson Controls, Inc., certain former officers and directors of Johnson Controls, Inc., and two related entities (Jagara Merger Sub LLC and Johnson Controls International plc) in Wisconsin state court relating to the 2016 merger of Johnson Controls and Tyco (Gumm et al. v. Molinaroli et al., Case No. 30106, filed May 23, 2024 in the Circuit Court for Milwaukee County, Wisconsin). The filing of the state court Complaint follows the dismissal of a related lawsuit originally filed in federal court in 2016, which dismissal was affirmed on appeal in November 2023. On March 28, 2025, the Court dismissed the complaint in its entirety. Plaintiffs have appealed the decision, though the timing of the decision by the court is currently unknown.

Refer to Note 20, "Commitments and Contingencies," of the notes to consolidated financial statements for discussion of environmental, asbestos, self-insured liabilities and other litigation matters, which is incorporated by reference herein and is considered an integral part of Part I, Item 3, "Legal Proceedings."

ITEM 4   MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instruction G(3) of Form 10-K, the following list of executive officers of the Company as of November 14, 2025 is included as an unnumbered Item in Part I of this report in lieu of being included in the Company's Proxy Statement relating to the annual general meeting of shareholders to be held on March 4, 2026.

Julie Brandt, 51, has served as Vice President and President, Global Commercial & Field Operations since January 2025. Previously, Ms. Brandt served as Vice President and President, Building Solutions, North America from April 2023 until January 2025. Prior to joining Johnson Controls, Ms. Brandt served as Executive Vice President and General Manager, North America Western Region at Otis Worldwide Corp, an elevator and escalator manufacturing, installation and service company, from September 2020 until April 2023. While at Otis, Ms. Brandt also served in roles of increasing responsibility from 2000 until 2020, including Executive Vice President and Chief Transformation Officer, from January 2019 until August 2020 and Managing Director, Hong Kong, Macau and Taiwan, from January 2016 until December 2018. Ms. Brandt has been a Director of United Rentals, an equipment rental company, since January 2025.

John Donofrio, 63, has served as Executive Vice President and General Counsel of the Company since November 2017. He previously served as Vice President, General Counsel and Secretary of Mars, Incorporated, a global food manufacturer from October 2013 to November 2017. Before joining Mars in October 2013, Mr. Donofrio was Executive Vice President, General Counsel and Secretary for The Shaw Group Inc., a global engineering and construction company, from October 2009 until February 2013. Prior to joining Shaw, Mr. Donofrio was Senior Vice President, General Counsel and Chief Compliance Officer at Visteon Corporation, a global automotive supplier, a position he held from 2005 until October 2009.

Todd Grabowski, 55, has served as Vice President and President, Americas, since October 2025. Mr. Grabowski has served in roles of increasing responsibility at Johnson Controls since 1998, including President, Global Data Centers & Applied, from 2024 until 2025, Vice President and General Manager, Applied Equipment and Air Distribution, from 2021 until 2023, Vice President and General Manager, Applied Equipment, Americas, from 2019 until 2020, Vice President and General Manager, Air Handling Systems, Americas, from 2016 until 2018, and General Manager in various roles within the Company's North America operations from 2011 until 2016.

Richard Lek, 59, has served as Vice President and President, Building Solutions, Europe, Middle East and Africa since November 2024. Mr. Lek has served in roles of increasing responsibility at Johnson Controls since 2002, including Vice President and General Manager, Continental Europe, from March 2023 until November 2024, Chief Operating Officer and Business Transformation Leader Asia Pacific from August 2021 until March 2023, Vice President Business Transformation Global Products from August 2019 until March 2023, and Vice President Business Transformation EMEA/LA from January 2018 until August 2019. Earlier in his career, Mr. Lek held various Vice President and General Manager roles in the Middle East and Africa.

Daniel C. "Skip" McConeghy, 59, has served as Vice President, Chief Accounting and Tax Officer since June 2022. Mr. McConeghy previously served as Vice President, Global Tax from October 2020 until June 2022 and as interim Controller from February 2022 until June 2022. He also served as Vice President, Corporate Tax Planning, from July 2012 through October 2020. Prior to joining Johnson Controls, Mr. McConeghy was a Tax Partner at PricewaterhouseCoopers, from July 1999 through June 2012.

Anu Rathninde, 55, has served as Vice President and President, Building Solutions, Asia Pacific since May 2022. Prior to joining Johnson Controls, Mr. Rathninde served as President, Electrical Distribution Systems and Advanced Safety & User Experience, Asia Pacific at Aptiv plc, and mobility architecture company primarily serving the automotive sector, from November 2021 until May 2022 and as President, Electrical Distribution Systems from May 2016 until November 2021. Prior to joining Aptiv, Mr. Rathninde served as Vice President of the Automotive Products Group at Johnson Electric, manufacturer of electric motors, actuators, motion subsystems and related electro-mechanical components. Earlier in his career, Mr. Rathninde held progressive leadership positions at Aptiv in general management, engineering, business development, strategy and business planning.

Lei Zhang Schlitz, 59, has served as Vice President and President, Global Products & Solutions, since November 2022. Prior to joining Johnson Controls, Ms. Schlitz served as Executive Vice President, Automotive OEM of Illinois Tool Works Inc. ("ITW"), a global manufacturer of a diversified range of industrial products and equipment, from 2019 until October 2022. Prior to serving as Vice President, Automotive OEM, Ms. Schlitz served in various leadership roles at ITW, including Executive Vice President, ITW Food Equipment Segment, from September 2015 until January 2020, Group President, Global Ware-Wash and Refrigeration Businesses and Food Equipment Asia Pacific, from January 2014 until August 2015, Group President, Worldwide Refrigeration & Weigh Wrap Business, from May 2011 until December 2013 and as Vice President, ITW Technology Center from October 2008 until April 2011. Prior to joining ITW, Ms. Schlitz served in roles of increasing responsibility at Siemens Energy & Automation from September 2001 until September 2008 and General Electric from 1998 until September 2001. Ms. Schlitz serves on the Board of Directors for Archer Daniels Midland Company, a leader in human and animal nutrition and agricultural origination and processing.

Chris Scalia, 50, has served as Executive Vice President and Chief Human Resources Officer since July 2025. Prior to joining Johnson Controls, he served in various human resources leadership roles at the Hershey Company, an industry leading snacks company, since 2008, including the Chief Transformation Officer and Chief Human Resources Officer from January 2024 until July 2025, Senior Vice President, Chief Human Resources Officer from December 2019 until February 2024, Vice President, Global Human Resources from March 2018 until December 2019 and Vice President, Chief Talent Officer from November 2014 until March 2018.

Marc Vandiepenbeeck, 47, has served as Executive Vice President and Chief Financial Officer since January 2024. He previously served as Vice President and President, Building Solutions, Europe, Middle East, Africa and Latin America from August 2023 until November 2024. From 2005 until 2023, Mr. Vandiepenbeeck served in roles of increasing responsibility at Johnson Controls, including Vice President, Finance in 2023, Vice President of Finance, Building Solutions North America, from 2021 through 2023, Vice President and Treasurer, from 2019 until 2021 and Treasurer, Asia Pacific, Middle East, Hong Kong/Shanghai and China, from 2012 until 2015.

Joakim Weidemanis, 56, has served as Chief Executive Officer since March 2025. Mr. Weidemanis previously served as Executive Vice President of Danaher Corporation, a leading global life sciences and diagnostics innovator, from 2017 until 2024. Prior to becoming Executive Vice President, Mr. Weidemanis held various management positions within Danaher from 2011 until 2017. Prior to joining Danaher, Mr. Weidemanis served as Head of Product Inspection Division of Mettler Toledo from 2005 until 2011. From 1995 until 2005, Mr. Weidemanis served in various operating and corporate development roles at ABB Ltd.

There are no family relationships, as defined by the instructions to this item, among the Company's executive officers.

PART II

| ITEM 5 | MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES |

The shares of the Company's ordinary shares are traded on the New York Stock Exchange under the symbol "JCI."

	Number of Record Holders
Title of Class	as of October 31, 2025
Ordinary Shares, $0.01 par value	25,525

The Company and its predecessors has paid a consecutive dividend since 1887, including most recently a dividend of $0.40 per share in the first fiscal quarter of 2026, a $0.03 cent increase over the previous quarterly dividend. The timing, declaration and payment of future dividends to holders of the Company's ordinary shares will depend upon many factors, including the Company's financial condition and results of operations, the capital requirements of its businesses, industry practice and any other relevant factors.

In June 2025, the Company's Board of Directors approved a $9.0 billion increase to the Company's share repurchase authorization, adding to the $1.1 billion remaining as of March 31, 2025 under the prior share repurchase authorization approved in 2021. The share repurchase authorization does not have an expiration date and may be amended or terminated by the Board of Directors at any time without prior notice. On August 7, 2025, the Company entered into accelerated share repurchase transactions (the "ASR Transactions") to repurchase an aggregate of $5.0 billion (the "Repurchase Price") of the Company's ordinary shares (the "Shares"). The ASR Transactions are being completed under the Company's current share repurchase authorization. Under the terms of the ASR Transactions, on August 11, 2025, the Company paid the Repurchase Price to the Counterparties in exchange for an initial delivery of approximately 43,140,640 Shares. The total number of Shares to be repurchased under the ASR Transactions will be based on volume-weighted average prices of the Shares during the term of the ASR Transactions, less a discount and subject to customary adjustments. The ASR Transactions are scheduled to terminate in the second quarter of fiscal 2026.

The following table presents information regarding the repurchase of the Company's ordinary shares by the Company as part of the publicly announced program during the three months ended September 30, 2025.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of Shares that May Yet be Purchased under the Programs
7/1/25 - 7/31/25	195,931	$ 105.15	195,931	$ 9,753,103,166
8/1/25 - 8/31/25	43,140,640	115.90	43,140,640	4,753,103,166
9/1/25 - 9/30/25	-	-	-	4,753,103,166

During the three months ended September 30, 2025, acquisitions of shares by the Company from certain employees in order to satisfy employee tax withholding requirements in connection with the vesting of restricted shares were not material.

Equity compensation plan information is incorporated by reference from Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," of this document and should be considered an integral part of this Item 5.

The following information in Item 5 is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 ("Exchange Act") or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

The line graph below compares the cumulative total shareholder return on the Company's ordinary shares with the cumulative total return of companies on the Standard & Poor's ("S&P") 500 Stock Index and the companies on the S&P 500 Industrials Index. This graph assumes the investment of $100 on September 30, 2020 and the reinvestment of all dividends since that date.

COMPANY/INDEX	Sep20	Sep21	Sep'22	Sep'23	Sep'24	Sep'25
Johnson Controls International plc	100.00	169.68	125.73	139.18	207.66	299.05
S&P 500 Industrials Index	100.00	128.95	108.44	131.22	178.19	208.74
S&P 500 Index	100.00	130.01	110.11	134.78	180.34	205.33



ITEM 6   **[RESERVED]**

ITEM 7   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

General

Johnson Controls International plc, headquartered in Cork, Ireland, is a global leader in smart, healthy and sustainable buildings, serving a wide range of customers around the globe. The Company's products and solutions advance the safety, comfort and intelligence of spaces to serve people, places and the planet. The Company is committed to helping its customers win and creating greater value for all of its stakeholders through its strategic focus on buildings.

The Company is a global leader in engineering, manufacturing, commissioning and retrofitting building products and systems, including commercial heating, ventilating, air-conditioning ("HVAC") equipment, industrial refrigeration systems, controls, security systems, fire-detection systems and fire-suppression solutions. The Company further serves customers by providing technical services, including maintenance, management, repair, retrofit and replacement of equipment (in the HVAC, industrial refrigeration, controls, security and fire-protection space) and energy-management consulting. The Company partners with customers by leveraging its broad product portfolio and digital capabilities, together with its direct channel service and solutions capabilities, to deliver solutions and services addressing distinct and diverse operating environments and regulatory requirements that address customers' needs in their core missions. On April 1, 2025, the Company, as part of ongoing initiatives to drive simplification, accelerate growth, better reflect its organizational and operational structure and align with the manner in which the Company's chief operating decision maker assesses performance and makes decisions regarding the allocation of resources following portfolio simplification actions, realigned into three reportable segments (Americas, EMEA and APAC) from four reportable segments (Global Products, Building Solutions North America, Building Solutions EMEA/LA and Building Solutions APAC). The Company began reporting under this segment structure on April 1, 2025.

The Company's fiscal year ends on September 30. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years. This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity of the Company on a continuing operations basis for the year ended September 30, 2025 and should be read in conjunction with Item 8, the consolidated financial statements and the notes to consolidated financial statements.

Macroeconomic Trends

Much of the demand for the Company's products and solutions is heavily dependent on general economic conditions, localized demand for real estate and the availability of credit, public funding or other financing sources. Positive or negative fluctuations in these dependencies could have a corresponding impact on the Company's financial condition, results of operations and cash flows.

The Company maintains global operations. The United States has announced tariffs and reciprocal tariffs on a wide range of products manufactured or produced worldwide, including Canada, China, the European Union, Japan and Mexico, among others. Several countries have similarly announced reciprocal or other tariffs impacting products manufactured or produced in the United States. In addition, the United States and other nations have, and may in the future, pause, reimpose, decrease or increase tariffs. Although the Company has been largely able to mitigate the impact of tariffs that have been enacted to date, if additional tariffs and reciprocal tariffs are implemented (whether as currently proposed or otherwise), such actions could negatively impact the Company's revenue growth and margins in future periods through decreased sales and increased cost of goods sold. Further, the Company has experienced, and could again experience, increased material cost inflation and component shortages, as well as disruptions and delays in its supply chain, as a result of global macroeconomic trends including the imposition of tariffs and other restrictive trade measures, as well as geopolitical and economic tensions. The net effect of these events will continue to depend on the Company's ability to successfully mitigate and offset their impact.

The Company is taking actions to mitigate the actual and anticipated impact of these events, including strengthening the Company's in region, for region manufacturing strategy, pivoting to local sourcing in its supply chain, accelerating pricing actions and asserting contractual rights through change orders. The Company has historically taken a variety of actions to mitigate trade restrictions, supply chain disruptions and inflation, including through expanding and redistributing its supplier network, supplier financing, accelerated purchasing and productivity improvements. These actions have largely been successful mitigating the impacts of the current macroeconomic environment, however, it is uncertain as to whether the actions taken or contemplated to be taken by the Company will be effective in continuing to mitigate the impact of current and future trade restrictions and their related impacts. The Company continues to actively monitor and evaluate the development and potential impacts of tariffs and other trade restrictions on its supply chain and results of operations.

As a result of the Company's global presence, a significant portion of its revenues and expenses are denominated in currencies other than the U.S. dollar, which results in non-U.S. currency risks and exchange exposure. While the Company employs financial instruments to hedge some of its transactional foreign exchange exposure, these activities do not insulate it completely from those exposures. In addition, currency exposure from the translation of non-U.S. dollar functional currency subsidiaries cannot be hedged. Exchange rates can be volatile and a substantial weakening or strengthening of foreign currencies against the U.S. dollar could increase or reduce the Company's profit margin, respectively, and impact the comparability of results from period to period.

The Company continues to observe trends demonstrating increased interest and demand for its products and services that enable smart, safe, efficient and sustainable buildings, which are driven in part by government tax incentives, building performance standards and other regulations designed to limit emissions and combat climate change. In particular, legislative and regulatory initiatives such as the EU Energy Efficiency Directive, EU Heat Transition, U.S. Inflation Reduction Act and EU Energy Performance of Buildings Directive include provisions designed to fund and encourage investment in decarbonization and digital technologies for buildings. This demand is supplemented by an increase in commitments in both the public and private sectors to reduce emissions and/or achieve net zero emissions. In addition, the increased maturity and adoption of AI and high-performance computing is currently impacting the microchip and data center industry and driving technology innovation, which has led to increased demand for hyperscale and data center cooling solutions that deliver heat management and energy efficiency. The Company seeks to capitalize on these trends to enable delivery of sustainable, high-efficiency products and tailored services to enable customers to achieve their sustainability, heat management and energy efficiency goals. The Company is leveraging its install base, together with data-driven products and services, to offer outcome-based solutions to customers with a focus on generating accelerated growth in services and recurring revenue.

Certain of our customers, including governmental and institutional customers, have exhibited increased uncertainty regarding future spending decisions due to various political and economic factors, including budget reductions, reprioritization of spending, interest rate fluctuation and economic uncertainty. This uncertainty has and may in the future impact on the Company's ability to predict and forecast the revenue and backlog associated with these customers.

The extent to which the Company's results of operations and financial condition are impacted by these and other factors in the future will depend on developments that are highly uncertain and cannot be predicted. See Part I, Item 1A, of this Annual Report on Form 10-K for an additional discussion of risks.

Portfolio Simplification Transactions

The Company continues to engage in an ongoing evaluation of its non-core product lines in connection with its objective to be a pure-play provider of comprehensive solutions for commercial buildings. On July 31, 2025, the Company completed the divestiture of its Residential and Light Commercial ("R&LC") HVAC business to Robert Bosch GmbH ("Bosch") for net cash proceeds of approximately $5.6 billion after tax and transaction-related expenses. The R&LC HVAC business included the Company's North America Ducted business and Johnson Controls-Hitachi Air Conditioning Holding (UK) Ltd., the Company's global residential joint venture with Hitachi Global Life Solutions, Inc.

Restructuring and Cost Optimization Initiatives

During the fourth quarter of fiscal 2024, the Company committed to a multi-year restructuring plan to address stranded costs and further right-size global operations as a result of previously announced portfolio simplification actions. It is expected that one-time restructuring costs, including severance and other employee termination benefits, contract termination costs, and certain other related cash and non-cash charges, of approximately $400 million will be incurred over the course of fiscal 2025, 2026 and 2027, resulting in expected annual cost savings of approximately $500 million upon full completion of the plan. Restructuring and transformation costs in fiscal 2025 have been material, resulting in savings in 2025 and additional expected savings in fiscal 2026 and 2027. Restructuring costs will be incurred across all segments and Corporate functions. Refer to Note 16, "Restructuring and Related Costs," for an update on the restructuring plan.

FISCAL YEAR 2025 COMPARED TO FISCAL YEAR 2024

Net Sales

(in millions)	Year Ended September 30,		Change
	2025	2024	
Net sales	$ 23,596	$ 22,952	3%

The increase in net sales was due to higher organic sales ($1,430 million), partially offset by the net impact of acquisitions and divestitures ($786 million). Excluding the impact of foreign currency translation and business acquisitions and divestitures, consolidated net sales increased 6% over the prior year, driven by growth in Services across all segments as well as growth in Products and Systems, led by the Americas. Refer to the "Segment Analysis" below within Item 7 for a discussion of net sales by segment. Refer to Note 4, "Revenue Recognition," of the notes to consolidated financial statements for further disclosure related to the net sales allocation between products and systems versus services revenue.

Cost of Sales / Gross Profit

(in millions)	Year Ended September 30,		Change
	2025	2024	
Cost of sales	$ 15,004	$ 14,875	1%
Gross profit	8,592	8,077	6%
% of sales	36.4%	35.2%	

The increase in gross profit was primarily due to margin improvements in Products and Systems and increased volumes for both Products and Systems and Services. Refer to the "Segment Analysis" below within Item 7 for a discussion of segment earnings.

Selling, General and Administrative Expenses

(in millions)	Year Ended September 30, 2025	2024	Change
Selling, general and administrative expenses	$ 5,764	$ 5,661	2%
% of sales	24.4%	24.7%	

The increase in selling, general and administrative expenses ("SG&A") was primarily due to higher costs to support operations ($277 million), higher transformation costs ($180 million), and the unfavorable impact of prior year earn-out adjustments ($68 million), partially offset by the net favorable impact of the prior year water systems AFFF settlement and related insurance recoveries ($422 million).

Refer to the "Segment Analysis" below within Item 7 for a discussion of segment earnings. Refer to Note 20, "Commitments and Contingencies," of the notes to consolidated financial statements for further disclosure related to the water systems AFFF settlement.

Restructuring and Impairment Costs

(in millions)	Year Ended September 30, 2025	2024
Goodwill and other intangible asset impairments	$ 206	$ 296
Held for sale impairments	—	35
Other impairments	176	36
Restructuring and related costs	164	143
Restructuring and impairment costs	$ 546	$ 510

Refer to Note 6, "Property, Plant and Equipment," Note 7, "Goodwill and Other Intangible Assets," and Note 16, "Restructuring and Related Costs," of the notes to consolidated financial statements for further disclosure related to the Company's restructuring plans and impairment costs.

Net Financing Charges

	Year Ended September 30, 2025	2024
Interest expense, net of capitalized interest costs	$ 227	$ 381
Other financing charges	22	38
Gain on debt extinguishment	(2)	(25)
Interest income	(19)	(17)
Net foreign exchange on financing activities	91	(35)
Net financing charges	$ 319	$ 342

Refer to Note 9, "Debt and Financing Arrangements," of the notes to consolidated financial statements for further disclosure related to the Company's debt.

Income Tax Provision

(in millions)	Year Ended September 30,	
	2025	2024
Income tax provision	$ 245	$ 111
Effective tax rate	12 %	7 %

The increase in the effective tax rate was primarily due to non-recurring tax benefits in 2024. Refer to Note 17, "Income Taxes," of the notes to consolidated financial statements for further details.

In October 2021, the Organization for Economic Co-operation and Development ("OECD")/G20 inclusive framework on Base Erosion and Profit Shifting (the Inclusive Framework) published a statement updating and finalizing the key components of a two-pillar plan on global tax reform which has now been agreed upon by the majority of OECD members. Pillar One allows countries to reallocate a portion of residual profits earned by multinational enterprises ("MNE"), with an annual global revenue exceeding €20 billion and a profit margin over 10%, to other market jurisdictions. The adoption of Pillar One and its potential effective date remain uncertain. Pillar Two requires MNEs with an annual global revenue exceeding €750 million to pay a global minimum tax of 15%. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two Global Minimum Tax. A number of countries, including Ireland, have enacted legislation to implement the core elements of Pillar Two, which is applicable to the Company in fiscal 2025. The OECD and governments are continuing to evaluate and adjust the Global Minimum Tax rules through legislative updates, administrative guidance, and adoption by additional countries, which could result in an increase in our effective tax rate.

Income From Discontinued Operations, Net of Tax

(in millions)	Year Ended September 30,		
	2025	2024	Change
Income from discontinued operations, net of tax	$ 1,789	$ 489	266 %

The increase in income from discontinued operations, net of tax was primarily due to the gain on sale of the R&LC HVAC business. Refer to Note 2, "Acquisitions and Divestitures," of the notes to consolidated financial statements for further information.

SEGMENT ANALYSIS

The Chief Executive Officer, the Company's CODM, evaluates the performance of its segments and allocates resources based on two profitability measures, Segment EBITA and Segment EBIT:

- Segment earnings before interest, taxes, and amortization ("EBITA") represents income from continuing operations, before income taxes and noncontrolling interests, excluding corporate expenses, restructuring and impairment costs, AFFF related settlement costs and insurance recoveries, gains or losses on divestitures, net mark-to-market gains and losses related to pension and post-retirement plans and restricted asbestos investments, net finance charges, and amortization. Segment EBITA is used as a tool to allow the CODM to evaluate the recurring profitability of the segments, including revenues and expenses that are within the operational control of the segments, and excluding the impact of certain non-cash and non-recurring items. Segment EBITA also provides the CODM with performance comparability across periods and for more accurate benchmarking against peer companies that may not have similar historical acquisition activity, by holding constant the impact of significant acquisitions.

- Segment earnings before interest and taxes ("EBIT") represents Segment EBITA, adding back the impact of amortization of intangible assets. Segment EBIT allows the CODM to review profitability, inclusive of the impact of significant acquisition activity, informing the CODM of how the business is integrating key strategic initiatives and generating synergies.

Both EBITA and EBIT are reviewed by the CODM and compared against the profit plan and forecast for the current and prior year. Segment EBITA and Segment EBIT are not defined under GAAP and may not be comparable to similarly titled measures used by other companies. Measures of total assets by reportable segment are not provided to the CODM. Therefore, asset information by segment is not disclosed.

Financial information relating to the Company's reportable segments is as follows (in millions):

| | Year Ended September 30, 2025 | | |
	Americas	EMEA	APAC
Net sales	$ 15,831	$ 4,968	$ 2,797
Cost of sales	9,742	3,228	1,777
Selling, general and administrative expenses	3,206	1,094	548
Equity income (loss)	1	(3)	(4)
Segment EBITA	2,882	649	476
Amortization of intangible assets	356	68	15
Segment EBIT	$ 2,526	$ 581	$ 461

| | Year Ended September 30, 2024 | | |
	Americas	EMEA	APAC
Net sales	$ 15,606	$ 4,620	$ 2,726
Cost of sales	9,922	3,024	1,692
Selling, general and administrative expenses	3,003	996	558
Equity income (loss)	2	39	(2)
Segment EBITA	2,679	561	478
Amortization of intangible assets	379	80	17
Segment EBIT	$ 2,300	$ 481	$ 461

| | Year Ended September 30, 2023 | | |
	Americas	EMEA	APAC
Net sales	$ 14,529	$ 4,491	$ 3,311
Cost of sales	9,241	3,035	2,102
Selling, general and administrative expenses	2,945	1,039	602
Equity income (loss)	—	(1)	(2)
Segment EBITA	2,343	418	609
Amortization of intangible assets	337	74	15
Segment EBIT	$ 2,006	$ 344	$ 594

Refer to Note 18, "Segment Information," for a reconciliation of Segment EBITA and Segment EBIT to Income from continuing operations before income taxes.

Net Sales

(in millions)	Net Sales for the Year Ended September 30,		Change
	2025	2024	
Americas	$ 15,831	$ 15,606	1 %
EMEA	4,968	4,620	8 %
APAC	2,797	2,726	3 %
	$ 23,596	$ 22,952	3 %

- The increase in Americas was primarily due to organic growth ($1,058 million), partially offset by the impact of divestitures ($799 million) and the unfavorable impact of foreign currency translation ($34 million). Excluding the impact of divestitures and foreign currency translation, sales increased 7%, led by growth in Applied HVAC and Controls.

- The increase in EMEA was primarily due to organic growth ($295 million), favorable foreign currency translation ($40 million), and incremental sales related to the net impact of business acquisitions and divestitures ($13 million). Excluding the impact of business acquisitions, divestitures, and foreign currency translation, sales growth was led by 8% growth in Services.

- The increase in APAC was primarily due to organic growth ($77 million), partially offset by the unfavorable impact of foreign currency translation. Excluding the impact of foreign currency translation, sales growth was led by 12% growth in Services.

Segment EBITA and Segment EBIT

(in millions)	Segment EBITA for the Year Ended September 30,		Change	Segment EBIT for the Year Ended September 30		Change
	2025	2024		2025	2024	
Americas	$ 2,882	$ 2,679	8 %	$ 2,526	$ 2,300	10 %
EMEA	649	561	16 %	581	481	21 %
APAC	476	478	— %	461	461	— %

- The increases for Americas were primarily due to higher margin backlog conversion and volumes, partially offset by the impact of prior year earn-out adjustments.

- The increases in EMEA were primarily driven by productivity improvements and positive mix from the growth in Services.

- APAC was consistent with the prior year as increases in volume were offset by pricing challenges.

Net Sales

(in millions)	Net Sales for the Year Ended September 30,		Change
	2024	2023	
Americas	$ 15,606	$ 14,529	7 %
EMEA	4,620	4,491	3 %
APAC	2,726	3,311	(18)%
	$ 22,952	$ 22,331	3 %

- The increase in Americas was primarily due to organic growth. Excluding the impacts of foreign currency translation and business acquisitions and divestitures, sales growth was led by Commercial and Applied HVAC & Controls, partially offset by declines in Fire & Security and Industrial Refrigeration.

- The increase in EMEA was primarily due to organic growth, including higher prices, and the net impact of business acquisitions and divestitures, partially offset by the negative impact of foreign currency translation. Excluding the impact of foreign currency translation and business acquisitions and divestitures, sales growth was led by growth in Services.

- The decrease in APAC was primarily due to organic sales declines, the negative impact of foreign currency translation and the net impact of business acquisitions and divestitures. Excluding the impact of foreign currency translation and business acquisitions and divestitures, sales decreased as Services growth was more than offset by weakness in the China Systems business.

Segment EBITA and Segment EBIT

(in millions)	Segment EBITA for the Year Ended September 30,			Segment EBIT for the Year Ended September 30		
	2024	2023	Change	2024	2023	Change
Americas	$ 2,679	$ 2,343	14 %	$ 2,300	$ 2,006	15 %
EMEA	561	418	34 %	481	344	40 %
APAC	478	609	(22)%	461	594	(22)%

- The increases for Americas were primarily due to higher margin backlog conversion, continued growth in Services and operational efficiencies leading to productivity improvements. A favorable earn-out liability adjustment also contributed to the increase in EBITA and EBIT.

- The increases in EMEA were primarily due to growth in higher margin Services and productivity improvements.

- The decreases for APAC were primarily due to continued weakness in the Systems business in China.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

(in millions)	September 30,		Change
	2025	2024	
Current assets	$ 10,162	$ 11,179	(9)%
Current liabilities	(10,941)	(11,955)	(8)%
Working capital	$ (779)	$ (776)	— %
Accounts receivable - net	$ 6,269	$ 6,051	4 %
Inventories	1,820	1,774	3 %
Accounts payable	3,614	3,389	7 %

Working capital at September 30, 2025 was consistent with September 30, 2024 as decreases in short-term debt and increases in accounts receivable and other current assets were offset by decreases in cash, working capital associated with dispositions and various current liabilities.

Cash Flows

(in millions)	Year Ended September 30,		
	2025		2024
Continuing operations			
Cash provided by operating activities	$	2,554 $	1,568
Cash used by investing activities		(412)	(184)
Cash used by financing activities		(6,784)	(1,948)
Discontinued operations			
Cash provided by discontinued operations	$	4,787 $	361

- The increase in cash provided by operating activities reflects higher net income and favorable changes in accounts receivable, partially offset by the timing of accrued income tax payments.

- The increase in cash used by investing activities was primarily due to proceeds from the ADTi divestiture in fiscal 2024, partially offset by the decrease in capital expenditures.

- The increase in cash used by financing activities was primarily due to the Accelerated Share Repurchase Transactions ("ASR Transactions").

- The increase in cash provided by discontinued operations was primarily due to the net proceeds from the sale of the R&LC HVAC business, partially offset by dividends paid.

Capitalization

(in millions)	September 30,		
	2025		2024
Short-term debt	$	723 $	953
Current portion of long-term debt		566	536
Long-term debt		8,591	8,004
Total debt		9,880	9,493
Less: Cash and cash equivalents		379	606
Net debt	$	9,501 $	8,887
Shareholders' equity attributable to Johnson Controls ordinary shareholders ("Equity")	$	12,927 $	16,098
Total capitalization (Total debt plus Equity)		22,807	25,591
Net capitalization (Net debt plus Equity)		22,428	24,985
Total debt as a % of Total capitalization		43.3%	37.1%
Net debt as a % of Net capitalization		42.4%	35.6%

- Net debt and net debt as a percentage of net capitalization are non-GAAP financial measures. The Company believes the percentage of net debt to net capitalization is useful to understanding the Company's financial condition as it provides a view of the extent to which the Company relies on external debt financing for its funding and is a measure of risk to its shareholders.

- The Company's material cash requirements primarily consist of working capital requirements, repayments of long-term debt and related interest, operating leases, dividends, capital expenditures, potential acquisitions and share repurchases.

- Refer to Note 9, "Debt and Financing Arrangements," of the notes to consolidated financial statements for additional information on debt obligations and maturities. Interest payable on long-term debt outstanding as of September 30, 2025 is $326 million in the twelve months following September 30, 2025 and $3.3 billion thereafter.

- Refer to Note 8, "Leases," of the notes to consolidated financial statements for additional information on lease obligations and maturities.

- The Company received net cash proceeds related to the sale of its R&LC HVAC business of approximately $5.6 billion after tax and transaction-related expenses in connection with the close of the transaction on July 31, 2025. Consistent with its capital allocation policy and pursuant to its previously announced share repurchase authorization, the Company returned the net proceeds of the transaction to shareholders through the $5.0 billion ASR Transactions which were launched in August 2025 and are expected to be completed in the second quarter of fiscal 2026. The total number of the Company's ordinary shares (the "Shares") to be repurchased under the ASR Transactions will be based on volume-weighted average prices of the Shares during the term of the ASR Transactions, less a discount and subject to customary adjustments.

- As of September 30, 2025, the Company had purchase obligations which were payable in the next twelve months of approximately $2 billion and payable thereafter of approximately $0.2 billion. These purchase obligations represent commitments under enforceable and legally binding agreements, and do not represent all future expected purchases.

- As of September 30, 2025, the Company expects to contribute $23 million and $162 million to the global pension and postretirement plans in the next twelve months and thereafter, respectively.

- As of September 30, 2025, approximately $4.8 billion remains available under the Company's share repurchase authorization, which does not have an expiration date and may be amended or terminated by the Board of Directors at any time without prior notice. The Company expects to repurchase outstanding shares from time to time depending on market conditions, alternate uses of capital, liquidity and economic environment.

- The Company declared dividends of $1.51 per share in fiscal 2025 and intends to continue paying quarterly dividends in fiscal 2026. The authority to declare and pay dividends is vested in the Board of Directors. The timing, declaration and payment of future dividends to holders of the Company's ordinary shares is determined by the Company's Board of Directors and depends upon many factors, including the Company's financial condition and results of operations, the capital requirements of the Company's businesses, industry practice and any other relevant factors.

- The Company believes its capital resources and liquidity position, including cash and cash equivalents of $379 million at September 30, 2025, are adequate to fund operations and meet its cash obligations for the foreseeable future.

  - The Company manages its short-term debt position in the U.S. and euro commercial paper markets and bank loan markets. Commercial paper outstanding was $400 million as of September 30, 2025 and $350 million as of September 30, 2024.

  - The Company maintains a shelf registration statement with the SEC under which it may issue additional debt securities, ordinary shares, preferred shares, depository shares, warrants, purchase contracts and units that may be offered in one or more offerings on terms to be determined at the time of the offering. The Company anticipates that the proceeds of any offering would be used for general corporate purposes, including repayment of indebtedness, acquisitions, additions to working capital, repurchases of ordinary shares, dividends, capital expenditures and investments in the Company's subsidiaries.

  - The Company has the ability to draw on its syndicated $2.5 billion committed revolving credit facility, which is scheduled to expire in December 2028, and a syndicated $500 million committed revolving credit facility, which is scheduled to expire in December 2025. There were no draws on the facilities as of September 30, 2025.

- The Company's ability to access the global capital markets and the related cost of financing is dependent upon, among other factors, the Company's credit ratings. As of September 30, 2025, the Company's credit ratings and outlook were as follows:

Rating Agency	Short-Term Rating	Long-Term Rating	Outlook
S&P	A-2	BBB+	Stable
Moody's	P-2	Baa1	Stable

The security ratings set forth above are issued by unaffiliated third-party rating agencies and are not a recommendation to buy, sell or hold securities. The ratings may be subject to revision or withdrawal by the assigning rating organization at any time.

- Financial covenants in the Company's revolving credit facilities require a minimum consolidated shareholders' equity attributable to Johnson Controls of at least $3.5 billion at all times. The revolving credit facility also limits the amount of debt secured by liens that may be incurred to a maximum aggregated amount of 10% of consolidated shareholders' equity attributable to Johnson Controls for liens and pledges. For purposes of calculating these covenants, consolidated shareholders' equity attributable to Johnson Controls is calculated without giving effect to (i) the application of ASC 715-60, "Defined Benefit Plans - Other Postretirement," or (ii) the cumulative foreign currency translation adjustment. As of September 30, 2025, the Company was in compliance with all covenants and other requirements set forth in its credit agreements and the indentures governing its notes and expects to remain in compliance for the foreseeable future. None of the Company's debt agreements limit access to stated borrowing levels or require accelerated repayment in the event of a decrease in the Company's credit rating.

- The Company earns a significant amount of its income outside of the parent company. Outside basis differences in these subsidiaries are deemed to be permanently reinvested except in limited circumstances. The Company currently does not intend nor foresee a need to repatriate undistributed earnings included in the outside basis differences other than in tax efficient manners. The Company's intent is to reduce basis differences only when it would be tax efficient. The Company expects existing U.S. cash and liquidity to continue to be sufficient to fund the Company's U.S. operating activities and cash commitments for investing and financing activities for at least the next twelve months and thereafter for the foreseeable future. In the U.S., should the Company require more capital than is generated by its operations, the Company could elect to raise capital in the U.S. through debt or equity issuances. The Company has borrowed funds in the U.S. and continues to have the ability to borrow funds in the U.S. at reasonable interest rates. In addition, the Company expects existing non-U.S. cash, cash equivalents, short-term investments and cash flows from operations to continue to be sufficient to fund the Company's non-U.S. operating activities and cash commitments for investing activities, such as material capital expenditures, for at least the next twelve months and thereafter for the foreseeable future. Should the Company require more capital at the Luxembourg and Ireland holding and financing entities, other than amounts that can be provided in tax efficient methods, the Company could also elect to raise capital through debt or equity issuances. These alternatives could result in increased interest expense or other dilution of the Company's earnings.

- The Company may from time to time purchase its outstanding debt through open market purchases, privately negotiated transactions or otherwise. Purchases or retirement of debt, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Co-Issued Securities: Summarized Financial Information

The following information is provided in compliance with Rule 13-01 of Regulation S-X under the Securities Exchange Act of 1934 with respect to the following unsecured, unsubordinated senior notes (collectively, the "Notes") which were issued by Johnson Controls International plc ("Parent Company") and Tyco Fire & Security Finance S.C.A. ("TFSCA"):

- €500 million aggregate principal amount of 0.375% Senior Notes due September 2027
- €600 million aggregate principal amount of 3.000% Senior Notes due September 2028
- $700 million aggregate principal amount of 5.500% Senior Notes due April 2029
- $625 million aggregate principal amount of 1.750% Senior Notes due September 2030
- $500 million aggregate principal amount of 2.000% Sustainability-Linked Senior Notes due September 2031
- €500 million aggregate principal amount of 1.000% Senior Notes due September 2032
- $650 million aggregate principal amount of 4.900% Senior Notes due December 2032
- €500 million aggregate principal amount of 3.125% Senior Notes due December 2033
- €800 million aggregate principal amount of 4.250% Senior Notes due May 2035

TFSCA is a corporate partnership limited by shares (*société en commandite par actions*) incorporated and organized under the laws of the Grand Duchy of Luxembourg ("Luxembourg") and is a wholly-owned consolidated subsidiary of the Company that is 99.924% owned directly by the Parent Company and 0.076% owned by TFSCA's sole general partner and manager, Tyco Fire & Security S.à r.l., which is itself wholly-owned by the Company. The Parent Company is incorporated and organized under the laws of Ireland. TFSCA is incorporated and organized under the laws of Luxembourg. The bankruptcy, insolvency, administrative, debtor relief and other laws of Luxembourg or Ireland, as applicable, may be materially different from, or in conflict with, those of the United States, including in the areas of rights of creditors, priority of governmental and other creditors, ability to obtain post-petition interest and duration of the proceeding. The application of these laws, or any conflict among them, could adversely affect noteholders' ability to enforce their rights under the Notes in those jurisdictions or limit any amounts that they may receive.

The following table presents the net loss attributable to the Parent Company and TFSCA (collectively, the "Obligor Group") and the net loss attributable to intercompany transactions between the Obligor Group and subsidiaries of the Parent Company other than TFSCA (collectively, the "Non-Obligor Subsidiaries") which are excluded from the Net loss attributable to the Obligor Group (in millions):

	Year Ended September 30, 2025
Net loss attributable to the Obligor Group	$ 844
Net loss attributable to intercompany transactions	56

The following table presents summarized balance sheet information as of September 30, 2025 (in millions):

	Obligor Group	Intercompany Balances
Current assets	$ 2,748	$ 6,161
Noncurrent assets	243	2,450
Current liabilities	1,585	4,041
Noncurrent liabilities	8,473	22,450 *

> * Includes $17 billion of intercompany loans that were canceled as the result of a distribution by a non-obligor subsidiary in October 2025.

The same accounting policies as described in Note 1, "Summary of Significant Accounting Policies," of the notes to consolidated financial statements are used by the Parent Company and each of its subsidiaries in connection with the summarized financial information presented above.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. The following estimates are considered by management to be the most critical to the understanding of the Company's consolidated financial statements as they require significant judgments that could materially impact the Company's results of operations, financial position and cash flows.

Revenue Recognition

The Company recognizes revenue from certain long-term contracts on an over-time basis, with progress towards completion measured using a cost-to-cost input method based on the relationship between actual costs incurred and total estimated costs at completion. Total estimated costs at completion are based primarily on estimated purchase contract terms, historical performance trends and other economic projections. Factors that may result in a change to these estimates include unforeseen engineering problems, construction delays, cost inflation, the performance of internal labor, subcontractors and major material suppliers, and weather conditions. As a result, changes to the original estimates may be required during the life of the contract. Such estimates are reviewed monthly and any adjustments to the measure of completion are recognized as adjustments to sales and gross profit using the cumulative catch-up method. Estimated losses are recorded when identified.

For agreements with multiple performance obligations, the Company allocates the transaction price of the contract to each performance obligation using the best estimate of the relative standalone selling price of each distinct good or service in the contract. In order to estimate relative standalone selling price, market data and transfer price studies are utilized. If the standalone selling price is not directly observable, the Company estimates the standalone selling price using an adjusted market assessment approach or expected cost plus margin approach.

The Company assesses variable consideration that may affect the total transaction price, including discounts, rebates, refunds, credits or other similar sources of variable consideration, when determining the transaction price of each contract. The Company includes variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. These estimates are based on the amount of consideration that the Company expects to be entitled to.

Goodwill and Indefinite-Lived Intangible Assets

The Company performs impairment reviews for its reporting units, which have been determined to be one level below the Company's operating segments, using a qualitative assessment or a quantitative test. A qualitative assessment is performed when prior quantitative assessments have resulted in significant excess of fair value over the carrying value of a reporting unit, and consideration of qualitative factors allow the Company to conclude it is more likely than not that the fair value of the reporting unit remains greater than its carrying value. When performing a quantitative goodwill impairment test, the fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. To estimate the fair value, the Company uses a discounted cash flow model, the guideline company method under the market approach, or estimated sales price for reporting units held for sale. The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations. The key assumptions used in the impairment tests were management's projections of future cash flows, earnings before interest, taxes, depreciation and amortization ("EBITDA"), weighted-average cost of capital, EBITDA multiples, and long-term growth rates. Although the Company's cash flow forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying business, there are significant judgments in determining the expected future cash flows attributable to a reporting unit.

Management completed its fiscal 2025 annual impairment test as of July 31, which included a qualitative assessment of all of its reporting units. The Company did not identify any qualitative factors that suggest that it is more likely than not that the fair value of its reporting units is less than their carrying amount, including goodwill, and as such, a quantitative impairment test was not necessary.

Indefinite-lived intangible assets are also subject to at least annual impairment testing in the fourth fiscal quarter or as events occur or circumstances change that indicate the assets may be impaired. Indefinite-lived intangible assets primarily consist of trademarks and trade names and are tested for impairment using a relief-from-royalty method. A considerable amount of management judgment and assumptions are required in performing the impairment tests. The key assumptions used in the impairment tests were long-term revenue growth projections, weighted-average cost of capital, and the royalty rate. The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations.

The Company continuously monitors for events and circumstances that could negatively impact the key assumptions in determining fair value. While the Company believes the judgments and assumptions used in the goodwill and indefinite-lived intangible impairment tests are reasonable, different assumptions or changes in general industry, market and macro-economic conditions could change the estimated fair values and, therefore, future impairment charges could be required, which could be material to the consolidated financial statements.

Refer to Note 7, "Goodwill and Other Intangible Assets," of the notes to consolidated financial statements for information regarding the results of goodwill and indefinite-lived intangible assets impairment testing performed in fiscal 2025, 2024, and 2023.

Pension Plans

The Company provides a range of benefits, including pensions, to eligible active and former employees. Pension plan assets and obligations are measured annually, or more frequently if there is a significant remeasurement event, using various actuarial assumptions such as discount rates, assumed rates of return and compensation increases as of that date. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when appropriate.

The Company considers expected benefit payments on a plan-by-plan basis when estimating discount rates. Different discount rates are used for each plan depending on the plan jurisdiction and the expected timing of benefit payments. The Company uses country-specific discount rates determined by an independent third party which are based on government and high-quality corporate bond yields.

In estimating the expected return on plan assets, the Company considers historical returns on plan assets, adjusted for forward-looking considerations, inflation assumptions, asset mix and the impact of the active management of the plans' invested assets. For fiscal 2026, the Company believes the long-term rate of return will approximate 6.65% for U.S. pension plans and 6.04% for non-U.S. pension plans. Any differences between actual investment results and the expected long-term asset returns will be reflected in net periodic benefit costs in the fourth quarter of each fiscal year or at the date of a significant remeasurement event. If actual returns on plan assets are less than the Company's expectations, additional contributions may be required.

Based on information provided by its independent actuaries and other relevant sources, the Company believes that the assumptions used are reasonable, however, changes in these assumptions could impact the Company's financial position, results of operations or cash flows. The estimated changes in projected benefit obligation and future ongoing pension expense, excluding any potential mark-to-market adjustments, assuming an increase of 25 basis points in the key assumptions used for the Company's pension plans are immaterial.

Loss Contingencies

Accruals are recorded for various contingencies including legal proceedings, environmental matters, self-insurance and other claims that arise in the normal course of business when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarial determined estimates. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

The Company is subject to laws and regulations relating to protecting the environment. It is difficult to estimate the Company's ultimate level of liability at many remediation sites due to the large number of other parties that may be involved, the complexity of determining the relative liability among those parties, the uncertainty as to the nature and scope of the investigations and remediation to be conducted, the uncertainty in the application of law and risk assessment, the various choices and costs associated with diverse technologies that may be used in corrective actions at the sites, and the often quite lengthy periods over which eventual remediation may occur. It is possible that technological, regulatory or enforcement developments, the results of additional environmental studies or other factors could change the Company's expectations with respect to future charges and cash outlays, and such changes could be material to the Company's future results of operations, financial condition or cash flows. Nevertheless, the Company does not currently believe that any claims, penalties or costs in addition to the amounts accrued will have a material adverse effect on the Company's financial position, results of operations or cash flows. The Company provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. Refer to Note 20, "Commitments and Contingencies," of the notes to consolidated financial statements.

Liabilities and expenses for workers' compensation, product, general and auto liabilities are dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. The Company maintains captive insurance companies to manage its insurable liabilities

Asbestos-Related Contingencies and Insurance Receivables

The Company and certain of its subsidiaries, along with numerous other companies, are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. The estimated liability and corresponding insurance recovery for pending and future claims and defense costs are based on the Company's historical claim experience, and estimates of the number and resolution cost of potential future claims that may be filed and is discounted to present values from the time that the costs are expected to be incurred which in some cases is not until 2068 (which is the Company's reasonable best estimate of the actuarial determined time period through which asbestos-related claims will be filed against its affiliates). Estimated asbestos-related defense costs are included in the asbestos liability. The Company's legal strategy for resolving claims also impacts these estimates. The Company considers various trends and developments in evaluating the period of time (the look-back period) over which historical claim and settlement experience is used to estimate and value claims reasonably projected to be made through 2068. At least annually, the Company assesses the sufficiency of its estimated liability for pending and future claims and defense costs by evaluating actual experience regarding claims filed, settled and dismissed, and amounts paid in settlements. In addition to claims and settlement experience, the Company considers additional quantitative and qualitative factors such as changes in legislation, the legal environment, and its defense strategy. The Company also evaluates the recoverability of its insurance receivable on an annual basis. The Company evaluates all of these factors and determines whether a change in the estimate of its liability for pending and future claims or insurance receivable is warranted.

The Company records asbestos-related insurance recoveries that are probable. Estimated asbestos-related insurance recoveries represent estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims discounted to present value. In determining the amount of insurance recoverable, the Company considers available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

Refer to Note 20, "Commitments and Contingencies," of the notes to consolidated financial statements for a discussion on management's judgments applied in the recognition and measurement of asbestos-related assets and liabilities.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and other loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance that primarily represents non-U.S. operating and other loss carryforwards for which realization is uncertain. Management judgment is required in determining the Company's provision for income taxes, deferred tax assets and liabilities, and the valuation allowance recorded against the Company's net deferred tax assets.

The Company reviews the realizability of its deferred tax assets and related valuation allowances on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to the Company's valuation allowances may be necessary. At September 30, 2025, the Company had a valuation allowance of $6.3 billion for continuing operations, of which $5.9 billion relates to net operating and capital loss carryforwards primarily in France, Ireland, Luxembourg, Mexico, and the United Kingdom for which sustainable taxable income has not been demonstrated; and $0.4 billion for other deferred tax assets.

The Company's federal income tax returns and certain non-U.S. income tax returns for various fiscal years remain under various stages of audit by the IRS and respective non-U.S. tax authorities. Although the outcome of tax audits is always uncertain, management believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provisions included amounts sufficient to pay assessments, if any, which may be proposed by the taxing authorities. At September 30, 2025, the Company had recorded a liability of $1.9 billion for its best estimate of the probable loss on certain of its tax positions, the majority of which is included in other noncurrent liabilities in the consolidated statements of financial position. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

The Company does not generally provide additional U.S. or non-U.S. income taxes on outside basis differences of consolidated subsidiaries included in shareholders' equity attributable to Johnson Controls International plc, except in limited circumstances including anticipated taxation on planned divestitures. The reduction of the outside basis differences via the sale or liquidation of these subsidiaries and/or distributions could create taxable income. The Company's intent is to reduce the outside basis differences only when it would be tax efficient. Refer to "Capitalization" within the "Liquidity and Capital Resources" section for discussion of U.S. and non-U.S. cash projections.

Refer to Note 17, "Income Taxes," of the notes to consolidated financial statements for the Company's income tax disclosures.

NEW ACCOUNTING PRONOUNCEMENTS

Refer to the "New Accounting Pronouncements" section within Note 1, "Summary of Significant Accounting Policies," of the notes to consolidated financial statements.

RISK MANAGEMENT

The Company selectively uses derivative instruments to reduce market risk associated with changes in foreign currency, commodities, and interest rates. All hedging transactions are authorized and executed pursuant to clearly defined policies and procedures, which strictly prohibit the use of financial instruments for speculative purposes. At the inception of the hedge, the

Company assesses the effectiveness of the hedge instrument and designates the hedge instrument as a hedge of either a forecasted transaction or of the variability of cash flows to be received or paid related to an unrecognized asset or liability (a cash flow hedge) or a net investment in a non-U.S. operation (a net investment hedge).

The Company performs hedge effectiveness testing on an ongoing basis depending on the type of hedging instrument used. All derivatives not designated as hedging instruments under ASC 815, "Derivatives and Hedging," are revalued in the consolidated statements of income.

For all foreign currency derivative instruments designated as cash flow hedges, retrospective effectiveness is tested on a monthly basis using a cumulative dollar offset test. The fair value of the hedged exposures and the fair value of the hedge instruments are revalued, and the ratio of the cumulative sum of the periodic changes in the value of the hedge instruments to the cumulative sum of the periodic changes in the value of the hedge is calculated. The hedge is deemed as highly effective if the ratio is between 80% and 125%. For commodity derivative contracts designated as cash flow hedges, effectiveness is tested using a qualitative assessment of the critical terms of the hedging instrument and the hedged item. Ineffectiveness is minimal as the Company aligns most of the critical terms of its derivatives with the supply contracts.

For net investment hedges, the Company assesses its net investment positions in the non-U.S. operations and compares it with the outstanding net investment hedges on a quarterly basis. The hedge is deemed effective if the aggregate outstanding principal of the hedge instruments designated as the net investment hedge in a non-U.S. operation does not exceed the Company's net investment positions in the respective non-U.S. operation.

Derivative instruments not designated as hedging instruments under ASC 815 require no assessment of effectiveness.

A discussion of the Company's accounting policies for derivative financial instruments is included in Note 1, "Summary of Significant Accounting Policies," of the notes to consolidated financial statements, and further disclosure relating to derivatives and hedging activities is included in Note 10, "Derivative Instruments and Hedging Activities," and Note 11, "Fair Value Measurements," of the notes to consolidated financial statements.

Foreign Exchange

The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and enters into transactions denominated in various foreign currencies. In order to maintain strict control and achieve the benefits of the Company's global diversification, foreign exchange exposures for each currency are netted internally so that only its net foreign exchange exposures are, as appropriate, hedged with financial instruments.

The Company hedges 70% to 90% of the nominal amount of each of its known foreign exchange transactional exposures. The Company primarily enters into foreign currency exchange contracts to reduce the earnings and cash flow impact of the variation of non-functional currency denominated receivables and payables. Gains and losses resulting from hedging instruments offset the foreign exchange gains or losses on the underlying assets and liabilities being hedged. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Realized and unrealized gains and losses on these contracts are recognized in the same period as gains and losses on the hedged items. The Company also selectively hedges anticipated transactions that are subject to foreign exchange exposure, primarily with foreign currency exchange contracts, which are designated as cash flow hedges in accordance with ASC 815.

The Company has entered into foreign currency denominated debt obligations to selectively hedge portions of its net investment in non-U.S. subsidiaries. The currency effects of debt obligations are reflected in the accumulated other comprehensive income ("AOCI") account within shareholders' equity attributable to Johnson Controls ordinary shareholders where they offset gains and losses recorded on the Company's net investments globally.

At September 30, 2025 and 2024, the Company estimates that an unfavorable 10% change in the exchange rates would have decreased net unrealized gains by approximately $214 million and $144 million, respectively.

Interest Rates

Substantially all of the Company's outstanding debt has fixed interest rates, and, therefore, any fluctuation in market interest rates is not expected to have a material effect on the Company's results of operations. A 100 basis point increase/decrease in the average interest rate on the Company's variable rate debt would have an immaterial impact on interest expense.

Commodities

The Company uses commodity hedge contracts in the financial derivatives market in cases where commodity price risk cannot be naturally offset or hedged through supply base fixed price contracts. Commodity risks are systematically managed pursuant to policy guidelines. As a cash flow hedge, gains and losses resulting from the hedging instruments offset the gains or losses on purchases of the underlying commodities that will be used in the business. The maturities of the commodity hedge contracts coincide with the expected purchase of the commodities.

ENVIRONMENTAL, HEALTH AND SAFETY AND OTHER MATTERS

The Company's global operations are governed by environmental laws and worker safety laws. Under various circumstances, these laws impose civil and criminal penalties and fines, as well as injunctive and remedial relief, for noncompliance and require remediation at sites where Company-related substances have been released into the environment.

The Company has expended substantial resources globally, both financial and managerial, to comply with applicable environmental laws and worker safety laws and to protect the environment and workers. The Company believes it is in substantial compliance with such laws and maintains procedures designed to foster and ensure compliance. However, the Company has been, and in the future may become, the subject of formal or informal enforcement actions or proceedings regarding noncompliance with such laws or the remediation of Company-related substances released into the environment. Such matters typically are resolved with regulatory authorities through commitments to compliance, abatement or remediation programs and in some cases payment of penalties.

Refer to Note 20, "Commitments and Contingencies," of the notes to consolidated financial statements for additional information.

ITEM 7A   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Risk Management" included in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 8   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	49
Consolidated Statements of Income for the years ended September 30, 2025, 2024 and 2023	51
Consolidated Statements of Comprehensive Income for the years ended September 30, 2025, 2024 and 2023	52
Consolidated Statements of Financial Position as of September 30, 2025 and 2024	53
Consolidated Statements of Cash Flows for the years ended September 30, 2025, 2024 and 2023	54
Consolidated Statements of Shareholders' Equity for the years ended September 30, 2025, 2024 and 2023	55
Notes to Consolidated Financial Statements	56
1. Summary of Significant Accounting Policies	56
2. Acquisitions and Divestitures	66
3. Assets and Liabilities Held for Sale	69
4. Revenue Recognition	69
5. Inventories	70
6. Property, Plant and Equipment	71
7. Goodwill and Other Intangible Assets	72
8. Leases	74
9. Debt and Financing Arrangements	75
10. Derivative Instruments and Hedging Activities	77
11. Fair Value Measurements	80
12. Stock-Based Compensation	82
13. Earnings Per Share	84
14. Accumulated Other Comprehensive Income (Loss)	85
15. Pension and Retirement Plans	85
16. Restructuring and Related Costs	92
17. Income Taxes	93
18. Segment Information	97
19. Guarantees	100
20. Commitments and Contingencies	101

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Johnson Controls International plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Johnson Controls International plc and its subsidiaries (the "Company") as of September 30, 2025 and 2024, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended September 30, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition from Certain Contracts with Customers

As described in Notes 1, 2 and 4 to the consolidated financial statements, the Company recognized net sales of $23,596 million from continuing operations and $3,790 million from discontinued operations for the year ended September 30, 2025, of which a majority relates to certain over time and point in time contracts with customers. Revenue from certain long-term contracts to design, manufacture and install building products and systems as well as unscheduled repair or replacement services is recognized on an over time basis, with progress towards completion measured using a cost-to-cost input method based on the relationship between actual costs incurred and total estimated costs at completion. The cost-to-cost input method is used as it best depicts the transfer of control to the customer that occurs as the Company incurs costs. Changes to the original estimates may be required during the life of the contract and estimated losses are recorded when identified. The Company enters into extended warranties and long-term service and maintenance agreements with certain customers. For these arrangements, revenue is recognized over time on a straight-line basis over the respective contract term. Revenue associated with the sale of equipment and related installations are generally recognized over time on a cost-to-cost input method, while the revenue for monitoring and maintenance services are recognized over time as services are rendered. In other cases, the Company recognizes revenue at the point in time when control over the goods or services transfers to the customer.

The principal considerations for our determination that performing procedures relating to revenue recognition from certain contracts with customers is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the revenue recognized on certain of the Company's over time and point in time contracts with customers.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process for the Company's over time and point in time contracts with customers. These procedures also included, among others, evaluating the appropriateness of the timing and amount of revenue recognized for a sample of over time and point in time contracts with customers. Evaluating the appropriateness of the timing and amount of revenue recognized for certain over time contracts with customers involved (i) obtaining and inspecting source documents, such as contracts or service tickets, change orders, and evidence of progress towards completion or services delivered; (ii) evaluating the appropriateness of the over time revenue recognition methods; (iii) testing, on a sample basis for certain over time contracts, the costs incurred to date; and (iv) performing a comparison of estimated gross margin in the prior year to gross margin at completion of the arrangement in the current year for certain over time contracts with customers. Evaluating the appropriateness of the timing and amount of revenue recognized for certain point in time contracts with customers involved (i) obtaining and inspecting source documents, such as contracts or purchase orders, evidence of goods delivered, and consideration received in exchange for those goods and (ii) evaluating the appropriateness of the point in time revenue recognition method.

/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
November 14, 2025

We have served as the Company's auditor since 1957.

Johnson Controls International plc
Consolidated Statements of Income

(in millions, except per share data)		Year Ended September 30,				
		2025		2024		2023
Net sales						
Products and systems	$	16,124	$	15,967	$	15,789
Services		7,472		6,985		6,542
		23,596		22,952		22,331
Cost of sales						
Products and systems		10,543		10,677		10,736
Services		4,461		4,198		3,791
		15,004		14,875		14,527
Gross profit		8,592		8,077		7,804
Selling, general and administrative expenses		5,764		5,661		5,387
Restructuring and impairment costs		546		510		1,049
Net financing charges		319		342		258
Equity income (loss)		6		(42)		3
Income from continuing operations before income taxes		1,969		1,522		1,113
Income tax provision (benefit)		245		111		(468)
Income from continuing operations		1,724		1,411		1,581
Income from discontinued operations, net of tax		1,789		489		452
Net income		3,513		1,900		2,033
Income from continuing operations attributable to noncontrolling interests		3		4		19
Income from discontinued operations attributable to noncontrolling interests		219		191		165
Net income attributable to Johnson Controls	$	3,291	$	1,705	$	1,849
Amounts attributable to Johnson Controls						
Income from continuing operations	$	1,721	$	1,407	$	1,562
Income from discontinued operations		1,570		298		287
Net income	$	3,291	$	1,705	$	1,849
Basic earnings per share attributable to Johnson Controls						
Continuing operations	$	2.64	$	2.09	$	2.28
Discontinued operations		2.40		0.44		0.42
Total	$	5.04	$	2.53	$	2.70
Diluted earnings per share attributable to Johnson Controls						
Continuing operations	$	2.63	$	2.08	$	2.27
Discontinued operations		2.40		0.44		0.42
Total	$	5.03	$	2.52	$	2.69

The accompanying notes are an integral part of the consolidated financial statements.

Johnson Controls International plc
Consolidated Statements of Comprehensive Income

(in millions)	Year Ended September 30,					
		2025		2024		2023
Net income	$	3,513	$	1,900	$	2,033
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustments		(502)		39		(84)
Realized and unrealized gains (losses) on derivatives		15		(19)		25
Cumulative currency translation adjustment release		783		—		—
Pension and postretirement plans		(6)		(4)		(1)
Other comprehensive income (loss)		290		16		(60)
Total comprehensive income		3,803		1,916		1,973
Comprehensive income attributable to noncontrolling interests:						
Net income		222		195		184
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustments		(37)		25		(15)
Realized and unrealized gains (losses) on derivatives		5		—		(1)
Other comprehensive income (loss)		(32)		25		(16)
Comprehensive income attributable to noncontrolling interests		190		220		168
Comprehensive income attributable to Johnson Controls	$	3,613	$	1,696	$	1,805

The accompanying notes are an integral part of the consolidated financial statements.

Johnson Controls International plc
Consolidated Statements of Financial Position

(in millions, except par value and share data)	September 30, 2025	September 30, 2024
Assets		
Cash and cash equivalents	$ 379	$ 606
Accounts receivable, less allowance for expected credit losses of $205 and $210, respectively	6,269	6,051
Inventories	1,820	1,774
Current assets held for sale	14	1,595
Other current assets	1,680	1,153
Current assets	10,162	11,179
Property, plant and equipment - net	2,193	2,403
Goodwill	16,633	16,725
Other intangible assets - net	3,613	4,130
Noncurrent assets held for sale	140	3,210
Other noncurrent assets	5,198	5,048
Total assets	$ 37,939	$ 42,695
Liabilities and Equity		
Short-term debt	$ 723	$ 953
Current portion of long-term debt	566	536
Accounts payable	3,614	3,389
Accrued compensation and benefits	1,268	1,048
Deferred revenue	2,470	2,160
Current liabilities held for sale	12	1,431
Other current liabilities	2,288	2,438
Current liabilities	10,941	11,955
Long-term debt	8,591	8,004
Pension and postretirement benefit obligations	211	217
Noncurrent liabilities held for sale	9	405
Other noncurrent liabilities	5,233	4,753
Noncurrent liabilities	14,044	13,379
Commitments and contingencies (Note 20)		
Ordinary shares (par value $0.01; 2.0 billion shares authorized; shares issued: 2025 - 641,632,294; 2024 - 692,964,542)	6	7
Ordinary A shares (par value €1.00; 40,000 shares authorized, none outstanding as of September 30, 2025 and 2024)	—	—
Preferred shares (par value $0.01; 200,000,000 shares authorized, none outstanding as of September 30, 2025 and 2024)	—	—
Ordinary shares held in treasury, at cost (shares held: 2025 - 30,501,903; 2024 - 30,086,539)	(1,302)	(1,268)
Capital in excess of par value	14,865	17,475
Retained earnings	—	848
Accumulated other comprehensive loss	(642)	(964)
Shareholders' equity attributable to Johnson Controls	12,927	16,098
Noncontrolling interests	27	1,263
Total equity	12,954	17,361
Total liabilities and equity	$ 37,939	$ 42,695

The accompanying notes are an integral part of the consolidated financial statements.

Johnson Controls International plc
Consolidated Statements of Cash Flows

(in millions)	Year Ended September 30,		
	2025	**2024**	**2023**
Operating Activities of Continuing Operations			
Income from continuing operations attributable to Johnson Controls	$ 1,721	$ 1,407	$ 1,562
Income from continuing operations attributable to noncontrolling interests	3	4	19
Income from continuing operations	1,724	1,411	1,581
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	865	816	745
Pension and postretirement benefit expense (income)	(10)	(43)	58
Pension and postretirement contributions	(31)	(6)	(48)
Equity in earnings of partially-owned affiliates, net of dividends received	(2)	44	(3)
Deferred income taxes	195	(403)	(602)
Non-cash restructuring and impairment charges	427	411	827
Equity-based compensation expense	140	107	107
Other - net	(26)	(112)	(117)
Changes in assets and liabilities, excluding acquisitions and divestitures:			
Accounts receivable	(211)	(537)	(259)
Inventories	(75)	(17)	(58)
Other assets	(581)	(482)	(187)
Restructuring reserves	1	(76)	57
Accounts payable and accrued liabilities	694	645	(85)
Accrued income taxes	(556)	(190)	(160)
Cash provided by operating activities from continuing operations	2,554	1,568	1,856
Investing Activities of Continuing Operations			
Capital expenditures	(434)	(494)	(446)
Sale of property, plant and equipment	37	1	30
Acquisition of businesses, net of cash acquired	(10)	(3)	(726)
Business divestitures, net of cash divested	5	345	28
Other - net	(10)	(33)	21
Cash used by investing activities from continuing operations	(412)	(184)	(1,093)
Financing Activities of Continuing Operations			
Net proceeds from (repayments of) borrowings with maturities less than three months	38	48	(75)
Proceeds from debt	1,765	1,281	1,173
Repayments of debt	(1,648)	(924)	(1,555)
Stock repurchases and retirements	(5,991)	(1,246)	(625)
Payment of cash dividends	(976)	(1,000)	(980)
Other - net	28	(107)	3
Cash used by financing activities from continuing operations	(6,784)	(1,948)	(2,059)
Discontinued Operations			
Cash provided (used) by operating activities	(1,155)	530	365
Cash provided (used) by investing activities	6,546	(37)	(91)
Cash used by financing activities	(604)	(132)	(115)
Cash provided by discontinued operations	4,787	361	159
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(259)	59	(5)
Change in cash, cash equivalents and restricted cash held for sale	(255)	(6)	(5)
Decrease in cash, cash equivalents and restricted cash	(369)	(150)	(1,147)
Cash, cash equivalents and restricted cash at beginning of period	767	917	2,064
Cash, cash equivalents and restricted cash at end of period	398	767	917
Less: Restricted cash	19	161	89
Cash and cash equivalents at end of period	$ 379	$ 606	$ 828

The accompanying notes are an integral part of the consolidated financial statements.

Johnson Controls International plc
Consolidated Statements of Shareholders' Equity

	Year Ended September 30,		
(in millions)	**2025**	**2024**	**2023**
Shareholders' Equity Attributable to Johnson Controls			
Beginning Balance	$ 16,098	$ 16,545	$ 16,268
Ordinary Shares			
Beginning balance	7	7	7
Repurchases and retirements of ordinary shares	(1)	—	—
Ending balance	6	7	7
Ordinary Shares Held in Treasury, at Cost			
Beginning balance	(1,268)	(1,240)	(1,203)
Employee equity-based compensation withholding taxes	(34)	(28)	(37)
Ending balance	(1,302)	(1,268)	(1,240)
Capital in Excess of Par Value			
Beginning balance	17,475	17,349	17,224
Share-based compensation expense	104	85	85
Repurchases and retirements of ordinary shares	(2,826)	—	—
Other, including options exercised	112	41	40
Ending balance	14,865	17,475	17,349
Retained Earnings			
Beginning balance	848	1,384	1,151
Net income attributable to Johnson Controls	3,291	1,705	1,849
Cash dividends declared	(975)	(995)	(991)
Repurchases and retirements of ordinary shares	(3,164)	(1,246)	(625)
Ending balance	—	848	1,384
Accumulated Other Comprehensive Loss			
Beginning balance	(964)	(955)	(911)
Other comprehensive gain (loss)	322	(9)	(44)
Ending balance	(642)	(964)	(955)
Ending Balance	12,927	16,098	16,545
Shareholders' Equity Attributable to Noncontrolling Interests			
Beginning Balance	1,263	1,149	1,134
Comprehensive income attributable to noncontrolling interests	190	220	168
Dividends attributable to noncontrolling interests	(562)	(108)	(152)
Divestiture of noncontrolling interest	(805)	—	—
Other	(59)	2	(1)
Ending Balance	27	1,263	1,149
Total Shareholders' Equity	$ 12,954	$ 17,361	$ 17,694
Cash Dividends Declared per Ordinary Share	$ 1.51	$ 1.48	$ 1.45

The accompanying notes are an integral part of the consolidated financial statements.

Johnson Controls International plc
Notes to Consolidated Financial Statements

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the consolidated accounts of Johnson Controls International plc, a public limited company organized under the laws of Ireland, and its subsidiaries (Johnson Controls International plc and all its subsidiaries, hereinafter collectively referred to as the "Company," "Johnson Controls" or "JCI plc").

The Company's fiscal year ends on September 30. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years.

Nature of Operations

Johnson Controls International plc, headquartered in Cork, Ireland, is a global leader in smart, safe, healthy and sustainable buildings, serving a wide range of customers around the globe. The Company's products and solutions advance the safety, comfort and intelligence of spaces to serve people, places and the planet. The Company is committed to helping its customers win and creating greater value for all of its stakeholders through its strategic focus on buildings.

The Company is a global leader in engineering, manufacturing, commissioning and retrofitting building products and systems, including commercial heating, ventilating, air-conditioning ("HVAC") equipment, industrial refrigeration systems, controls, security systems, fire-detection systems and fire-suppression solutions. The Company further serves customers by providing technical services, including maintenance, management, repair, retrofit and replacement of equipment (in the HVAC, industrial refrigeration, controls, security and fire-protection space) and energy-management consulting. The Company partners with customers by leveraging its broad product portfolio and digital capabilities, together with its direct channel service and solutions capabilities, to deliver outcome-based solutions across the lifecycle of a building that address customers' needs to improve energy efficiency, enhance security, create healthy environments and reduce greenhouse gas emissions.

In July 2025, the Company sold its Residential and Light Commercial ("R&LC") HVAC business, including the North America Ducted business and the global Residential joint venture with Hitachi Global Life Solutions, Inc. ("Hitachi"), of which Johnson Controls owned 60% and Hitachi owned 40%. The R&LC HVAC business, which was previously reported in the Global Products segment prior to the Company's resegmentation, met the criteria to be classified as a discontinued operation and, as a result, its historical financial results are reflected in the consolidated financial statements as a discontinued operation. Unless otherwise noted, all activities and amounts reported in the following footnotes relate to the continuing operations of the Company and exclude activities and amounts related to the R&LC HVAC business. Refer to Note 2, "Acquisitions and Divestitures," of the notes to consolidated financial statements for more information.

Principles of Consolidation

The consolidated financial statements include the consolidated accounts of Johnson Controls International plc and its subsidiaries in conformity with U.S. GAAP. The results of companies acquired or disposed of during the reporting period are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal. Investments in partially-owned affiliates are accounted for by the equity method when the Company exercises significant influence, which typically occurs when its ownership interest exceeds 20%, and the Company does not have a controlling interest.

The Company consolidates variable interest entities ("VIE") when it has the power to direct the significant activities of the entity and the obligation to absorb losses or receive benefits from the entity that may be significant. The Company did not have any material consolidated or nonconsolidated VIE's for the presented reporting periods.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Acquisitions

The purchase price of acquired businesses is allocated to the related identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. In addition, any contingent consideration is recorded at the estimated fair value as of the date of the acquisition and is recorded as part of the purchase price. This estimate is updated in future periods and any changes in the estimate, which are not considered an adjustment to the purchase price, are recorded in the consolidated statements of operations. Payments for contingent earn-out liabilities that are less than or equal to estimates on the acquisition date are reflected as financing cash outflows. Amounts paid in excess of the estimated contingent earn-out liabilities on the acquisition date are reflected as operating cash outflows.

All available information is used to estimate fair values. External valuation specialists are typically engaged to assist in the fair value determination of identifiable intangible assets and any other significant assets or liabilities. The preliminary purchase price allocation is adjusted, as necessary, up to one year after the acquisition closing date as more information is obtained regarding assets acquired and liabilities assumed based on facts and circumstances that existed as of the acquisition date.

The purchase price allocation methodology contains uncertainties because it requires the Company to make assumptions and to apply judgment to estimate the fair value of acquired assets and assumed liabilities. The fair value of assets and liabilities is estimated based upon the carrying value of the acquired assets and assumed liabilities and widely accepted valuation techniques, including discounted cash flows. Unanticipated events or circumstances may occur which could affect the accuracy of fair value estimates, including assumptions regarding industry economic factors and business strategies.

Other estimates used in determining fair value include, but are not limited to, future cash flows or income related to intangibles, market rate assumptions and discount rates. Fair value estimates are based upon assumptions believed to be reasonable, but that are inherently uncertain, and therefore, may not be realized. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could differ materially.

Assets and Liabilities Held for Sale

Assets and liabilities (disposal groups) to be sold are classified as held for sale in the period in which all of the following criteria are met:

- Management, having the authority to approve the action, commits to a plan to sell the disposal group;

- The disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such disposal groups;

- An active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated;

- Sale of the disposal group is probable and transfer of the disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond the Company's control extend the period of time required to sell the disposal group beyond one year;

- The disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

- Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Company initially measures a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell in accordance with ASC 360-10-15, "Impairment or Disposal of Long-Lived Assets." The carrying amount of any assets, including goodwill, that are part of the disposal group, but not in the scope of ASC 360-10, are tested for impairment under the relevant guidance prior to measuring the disposal group at fair value, less cost to sell.

Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Gains on the sale of a disposal group are not recognized until the date of sale. The Company assesses the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the carrying value of the disposal group at the time it was initially classified as held for sale.

Upon determining that a disposal group meets the criteria to be classified as held for sale, the Company reports the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale in the consolidated statements of financial position.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with an original maturity of three months or less when purchased.

Restricted Cash

Restricted cash relates to amounts restricted for payment of asbestos liabilities and certain litigation and environmental matters and is recorded within other current assets in the consolidated statements of financial position.

Receivables

Receivables consist of billed receivables which are currently due from customers and unbilled receivables where the Company has satisfied its performance obligations, but has not yet issued the invoice to the customer. Incentives are periodically offered to customers, including early payment discounts and extended payment terms of certain receivables. The Company extends credit to customers in the normal course of business and maintains an allowance for expected credit losses resulting from the inability or unwillingness of customers to make required payments. The allowance for expected credit losses is based on historical experience, existing economic conditions, reasonable and supportable forecasts, and any specific customer collection issues the Company has identified. The Company evaluates the reasonableness of the allowance for expected credit losses on a quarterly basis.

The Company has previously entered into various factoring agreements to sell certain accounts receivable to third-party financial institutions. The Company collected the majority of the factored receivables on behalf of the financial institutions, but maintained no other continuing involvement with the factored receivables. Sales of accounts receivable were reflected as a reduction of accounts receivable in the consolidated statements of financial position and the proceeds were included in cash flows from operating activities in the consolidated statements of cash flows. The Company discontinued its receivables factoring program in March 2024.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method. Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Estimated useful lives generally range from 3 to 40 years for buildings and improvements, up to 15 years for subscriber systems, and from 3 to 15 years for machinery and equipment. Interest on borrowings is capitalized during the active construction period of major capital projects, added to the cost of the underlying assets and amortized over the useful lives of the assets.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. Goodwill is reviewed for impairment during the fourth fiscal quarter (as of July 31) or more frequently if events or changes in circumstances indicate the asset might be impaired. The Company performs impairment reviews for its reporting units, which have been determined to be one level below the Company's operating segments, using a qualitative assessment or a quantitative test. A qualitative assessment is performed when prior quantitative assessments have resulted in significant excess of fair value over the carrying value of a reporting unit, and consideration of qualitative factors allow the Company to conclude it is more likely than not that the fair value of the reporting unit remains greater than its carrying value. When performing a quantitative goodwill impairment test, the fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. To estimate the fair value, the Company uses a discounted cash flow model, the guideline company method under the market approach, or estimated sales price for reporting units held for sale. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement." The estimated fair value is then compared to the carrying amount of the reporting unit, including recorded goodwill. The Company is subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value.

Indefinite-lived intangible assets are also subject to at least annual impairment testing in the fourth fiscal quarter or as events occur or circumstances change that indicate the assets may be impaired. Indefinite-lived intangible assets primarily consist of trademarks and trade names and are tested for impairment using a relief-from-royalty method. The Company considers the implications of both external (e.g., market growth, competition and local economic conditions) and internal (e.g., product sales and expected product growth) factors and their potential impact on cash flows related to the intangible asset in both the near- and long-term. The Company considers the profitability of the business, among other factors, to determine the royalty rate for use in the impairment assessment.

While the Company believes that the estimates and assumptions underlying the valuation methodologies are reasonable, different estimates and assumptions could result in different outcomes.

Leases

Lessee arrangements

The Company leases certain administrative, production and other facilities, fleet vehicles, information technology equipment and other equipment under arrangements that are accounted for as operating leases. The Company determines whether an arrangement contains a lease at contract inception based on whether the arrangement involves the use of a physically distinct identified asset and whether the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period as well as the right to direct the use of the asset.

Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Right-of-use assets and the corresponding lease liabilities are recognized at commencement date based on the present value of lease payments for all leases with terms longer than twelve months. The majority of the Company's leases do not provide an implicit interest rate. To determine the present value of lease payments, the Company uses its incremental borrowing rate based on information available on the lease commencement date or the implicit rate if it is readily determinable. The Company determines its incremental borrowing rate based on a comparable market yield curve consistent with its credit rating, term of the lease and relative economic environment. The Company has elected to combine lease and nonlease components for its leases.

Most leases contain options to renew or terminate the lease. Right-of-use assets and lease liabilities reflect only the options which the Company is reasonably certain to exercise.

The Company has certain real estate leases that contain variable lease payments which are based on changes in the Consumer Price Index ("CPI"). Additionally, the Company's leases generally require it to pay for fuel, maintenance, repair, insurance and taxes. These payments are not included in the right-of-use asset or lease liability and are expensed as incurred.

Lease expense is recognized on a straight-line basis over the lease term.

Lessor arrangements

The Company has monitoring services and maintenance agreements within its security business that include subscriber system assets for which the Company retains ownership. These agreements contain both lease and nonlease components. The Company has elected to combine lease and nonlease components for these arrangements where the timing and pattern of transfer of the lease and nonlease components are the same and the lease component would be classified as an operating lease if accounted for separately. The Company has concluded that in these arrangements the nonlease components are the predominant characteristic, and as a result, the combined component is accounted for under the revenue guidance.

Impairment of Long-Lived Assets

Long-lived assets, including right-of-use assets under operating leases, other tangible assets and intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the asset's carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analyses in accordance with ASC 360-10-15, "Impairment or Disposal of Long-Lived Assets," ASC 350-30, "General Intangibles Other than Goodwill" and ASC 985-20, "Costs of Software to be Sold, Leased, or Marketed."

Assets and liabilities are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluates the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset group is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value based on discounted cash flow analysis or appraisals.

Intangible assets acquired in a business combination that are used in research and development activities are considered indefinite-lived until the completion or abandonment of the associated research and development efforts. During the period that those assets are considered indefinite lived, they are not amortized but are tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. If the carrying amount of an intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess.

Unamortized capitalized costs of a computer software product are compared to the net realizable value of the product. The amount by which the unamortized capitalized costs of a computer software product exceed the net realizable value of that asset is written off.

Revenue Recognition

Revenue from certain long-term contracts to design, manufacture and install building products and systems as well as unscheduled repair or replacement services is recognized on an over time basis, with progress towards completion measured using a cost-to-cost input method based on the relationship between actual costs incurred and total estimated costs at completion. The cost-to-cost input method is used as it best depicts the transfer of control to the customer that occurs as the Company incurs costs. Changes to the original estimates may be required during the life of the contract and such estimates are reviewed monthly. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Company entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values. Estimated losses are recorded when identified. The Company does not adjust the promised amount of consideration for the effects of a significant financing component because at contract inception it expects to receive the payment within twelve months of transfer of goods or services.

The Company enters into extended warranties and long-term service and maintenance agreements with certain customers. For these arrangements, revenue is recognized over time on a straight-line basis over the respective contract term.

The Company also sells certain HVAC and refrigeration products and services in bundled arrangements with multiple performance obligations, such as equipment, commissioning, service labor and extended warranties. Approximately four to twenty-four months separate the timing of the first deliverable until the last piece of equipment is delivered. There may also be extended warranty arrangements with durations of one to five years commencing upon the end of the standard warranty period. In addition, the Company sells security monitoring systems that may have multiple performance obligations, including equipment, installation, monitoring services and maintenance agreements. Revenue associated with the sale of equipment and related installations are generally recognized over time on a cost-to-cost input method, while the revenue for monitoring and maintenance services are recognized over time as services are rendered. The transaction price is allocated to each performance obligation based on the relative standalone selling price method. In order to estimate relative standalone selling price, market data and transfer price studies are utilized. If the standalone selling price is not directly observable, the Company estimates the standalone selling price using an adjusted market assessment approach or expected cost plus margin approach. If the Company retains ownership of the subscriber system asset, fees for monitoring and maintenance services are recognized over the contract term on a straight-line basis. Non-refundable fees received in connection with the initiation of a monitoring contract, along with associated direct and incremental selling costs, are deferred and amortized over the estimated life of the contract.

In all other cases, the Company recognizes revenue at the point in time when control over the goods or services transfers to the customer.

The Company assesses variable consideration that may affect the total transaction price, including discounts, rebates, refunds, credits or other similar sources of variable consideration, when determining the transaction price of each contract. The Company includes variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. These estimates are based on the amount of consideration that the Company expects to be entitled to.

Shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales when control transfers to the customer. The Company presents amounts collected from customers for sales and other taxes net of the related amounts remitted.

Subscriber System Assets, Dealer Intangibles and Related Deferred Revenue Accounts

The Company considers assets related to the acquisition of new customers in its electronic security business in three asset categories:

•   Internally generated residential subscriber systems outside of North America;

•   Internally generated commercial subscriber systems; and

•   Customer accounts acquired through the ADT dealer program, primarily outside of North America (referred to as dealer intangibles).

Subscriber system assets include installed property, plant and equipment for which the Company retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets represent capitalized equipment (e.g., security control panels, touch pad, motion detectors, window sensors, and other equipment) and installation costs associated with electronic security monitoring arrangements under which the Company retains ownership of the security system assets in a customer's place of business or residence. Installation costs represent costs incurred to prepare the asset for its intended use. The Company pays property taxes on the subscriber system assets and may retrieve such assets when the agreement is terminated. These assets embody a probable future economic benefit as they generate future monitoring revenue for the Company.

Costs related to the subscriber system equipment and installation are categorized as property, plant and equipment rather than deferred costs. Deferred costs associated with subscriber system assets represent direct and incremental selling expenses (such as commissions) related to acquiring the customer. Commissions related to up-front consideration paid by customers in connection with the establishment of the monitoring arrangement are determined based on a percentage of the up-front fees and do not exceed deferred revenue. Such deferred costs are recorded as other current and noncurrent assets within the consolidated statements of financial position.

Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas which have a large number of customers that behave in a similar manner over time, the Company accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the same month and year of acquisition. Pooled subscriber system assets and related deferred revenue are depreciated using a straight-line method with lives up to 12 years and considering customer attrition. Non-pooled subscriber systems (primarily in Europe, Latin America and Asia) and related deferred revenue are depreciated using a straight-line method with lives up to 15 years, with remaining balances written off upon customer termination.

Certain contracts and related customer relationships result from purchasing residential security monitoring contracts from an external network of independent dealers who operate under the ADT dealer program, primarily outside of North America.

Acquired contracts and related customer relationships are recorded at their contractually determined purchase price. During the first 6 months (12 months in certain circumstances) after the purchase of the customer contract, any cancellation of monitoring service, including those that result from customer payment delinquencies, results in a chargeback by the Company to the dealer for the full amount of the contract purchase price. The Company records the amount charged back to the dealer as a reduction of the previously recorded intangible asset. Intangible assets arising from the ADT dealer program are amortized in pools determined by the same month and year of contract acquisition on a straight-line basis over the period of the customer relationship. The estimated useful life of dealer intangibles ranges from 12 to 15 years.

Research and Development Costs

Expenditures for research activities relating to product development and improvement are charged against income as incurred and primarily included within selling, general and administrative expenses in the consolidated statements of income. Such expenditures for the years ended September 30, 2025, 2024 and 2023 were $273 million, $267 million and $251 million, respectively.

Stock-Based Compensation

Restricted (Non-vested) Stock /Units

Restricted stock and restricted stock units are typically settled in shares for employees in the U.S. and in cash for employees not in the U.S. Restricted awards typically vest over a period of three years from the grant date. The Company's Compensation and Talent Development Committee may approve different vesting terms on specific grants. The fair value of each share-settled restricted award is based on the closing market value of the Company's ordinary shares on the date of grant. The fair value of each cash-settled restricted award is recalculated at the end of each reporting period based on the closing market value of the Company's ordinary shares at the end of the reporting period, and the liability and expense are adjusted based on the new fair value.

Performance Share Awards

Performance-based share unit ("PSU") awards are generally contingent on the achievement of predetermined performance goals over a performance period of one to three years and on the award holder's continuous employment until the vesting date. The majority of PSUs are also indexed to the achievement of specified levels of total shareholder return versus a peer group over the performance period.

Upon completion of the performance period, earned PSUs are typically settled with shares of the Company's ordinary shares for employees in the U.S. and in cash for employees not in the U.S.

The fair value of the portion of the PSU which is linked to the achievement of performance goals is based on the closing market value of the Company's ordinary shares on the date of grant. Share-based compensation expense for these PSUs is recognized over the performance period based on the probability of achieving the performance targets.

The fair value of the portion of the PSU that is indexed to total shareholder return is estimated on the date of grant using a Monte Carlo simulation that uses the following assumptions:

- The risk-free interest rate for periods during the contractual life of the PSU is based on the U.S. Treasury yield curve in effect at the time of grant.

- The expected volatility is based on the historical volatility of the Company's stock over the most recent three-year period as of the grant date.

Share-based compensation expense for PSUs which are indexed to total shareholder return is not adjusted for changes in performance subsequent to the grant date because the likelihood of achieving the market condition is incorporated in the grant date fair value of the award.

Stock Options

Stock options are granted with an exercise price equal to the market price of the Company's stock at the date of grant. Stock option awards typically vest between two and three years after the grant date and expire ten years from the grant date.

The fair value of each option is estimated on the date of grant using a Black-Scholes option valuation model that uses the following assumptions:

- The expected life of options represents the period of time that options granted are expected to be outstanding.

- The risk-free interest rate for periods during the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

- Expected volatility is based on the historical volatility of the Company's stock corresponding to the expected life as of the grant date.

- The expected dividend yield is based on the expected annual dividend as a percentage of the market value of the Company's ordinary shares as of the grant date.

The Company uses historical data to estimate option exercises and employee terminations within the valuation model.

Earnings Per Share

The Company presents both basic and diluted earnings per share ("EPS") amounts. Basic EPS is calculated by dividing net income attributable to Johnson Controls by the weighted average number of ordinary shares outstanding during the reporting period. Diluted EPS is calculated by dividing net income attributable to Johnson Controls by the weighted average number of ordinary shares and ordinary equivalent shares outstanding during the reporting period that are calculated using the treasury stock method for stock options, unvested restricted stock and unvested performance share awards. The treasury stock method assumes that the Company uses the proceeds from the exercise of stock option awards to repurchase ordinary shares at the average market price during the period. The assumed proceeds under the treasury stock method include the purchase price that the grantee will pay in the future and compensation cost for future service that the Company has not yet recognized. For unvested restricted stock and unvested performance share awards, assumed proceeds under the treasury stock method include unamortized compensation cost.

Foreign Currency Translation

Substantially all of the Company's international operations use the respective local currency as the functional currency. Assets and liabilities of international entities have been translated at period-end exchange rates, and income and expenses have been translated using average exchange rates for the period. Monetary assets and liabilities denominated in non-functional currencies are adjusted to reflect period-end exchange rates. Aggregate transaction gains (losses), net of the impact of foreign currency hedges, included in income from continuing operations for the years ended September 30, 2025, 2024 and 2023 were $(95) million, $(10) million and $22 million, respectively.

Derivative Financial Instruments

The Company has written policies and procedures that place all derivative financial instruments under the direction of Corporate treasury and restrict all derivative transactions to those intended for hedging purposes. The use of derivatives for speculative purposes is strictly prohibited. The Company selectively uses derivatives to manage the market risk from changes in foreign exchange rates, commodity prices, and interest rates.

The fair values of all derivatives are recorded in the consolidated statements of financial position. The change in a derivative's fair value is recorded each period in current earnings or accumulated other comprehensive income ("AOCI"), depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction.

Investments

Investments in debt and equity securities and deferred compensation plan assets are marked-to-market at the end of each accounting period. Unrealized gains and losses are recognized in the consolidated statements of income.

Pension and Postretirement Benefits

The Company utilizes a mark-to-market approach for recognizing pension and postretirement benefit expenses, including measuring plan assets at fair value and recognizing actuarial gains and losses in the fourth quarter of each fiscal year or at the date of a remeasurement event.

Guarantees

The Company records an estimate for future warranty-related costs based on actual historical claims and other known factors. Based on analysis of return rates and other factors, the Company's warranty provisions are adjusted as necessary. The Company monitors its warranty activity and adjusts its reserve estimates when it is probable that future warranty costs will be different from those estimates.

The Company's product warranty liability is recorded in the consolidated statements of financial position in other current liabilities if the warranty is less than one year and in other noncurrent liabilities if the warranty extends longer than one year.

Loss Contingencies

Accruals are recorded for various contingencies including legal proceedings, environmental matters, self-insurance and other claims that arise in the normal course of business when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarial determined estimates. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

The Company is subject to laws and regulations relating to protecting the environment. Expenses associated with environmental remediation obligations are recognized when such amounts are probable and can be reasonably estimated.

Liabilities and expenses for workers' compensation, product, general and auto liabilities are dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. The Company maintains captive insurance companies to manage its insurable liabilities.

Asbestos-Related Contingencies and Insurance Receivables

The Company and certain of its subsidiaries, along with numerous other companies, are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. The estimated liability and corresponding insurance recovery for pending and future claims and defense costs are based on the Company's historical claim experience, and estimates of the number and resolution cost of potential future claims that may be filed and is discounted to present values from the time that the costs are expected to be incurred which in some cases is not until 2068 (which is the Company's reasonable best estimate of the actuarial determined time period through which asbestos-related claims will be filed against its affiliates). Estimated asbestos-related defense costs are included in the asbestos liability. The Company's legal strategy for resolving claims also impacts these estimates. The Company considers various trends and developments in evaluating the period of time (the look-back period) over which historical claim and settlement experience is used to estimate and value claims reasonably projected to be made through 2068. At least annually, the Company assesses the sufficiency of its estimated liability for pending and future claims and defense costs by evaluating actual experience regarding claims filed, settled and dismissed, and amounts paid in settlements. In addition to claims and settlement experience, the Company considers additional quantitative and qualitative factors such as changes in legislation, the legal environment, and its defense strategy. The Company also evaluates the recoverability of its insurance receivable on an annual basis. The Company evaluates all of these factors and determines whether a change in the estimate of its liability for pending and future claims or insurance receivable is warranted.

The Company records asbestos-related insurance recoveries that are probable. Estimated asbestos-related insurance recoveries represent estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims discounted to present value. In determining the amount of insurance recoverable, the Company considers available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the consolidated financial statements. Deferred tax asset and liabilities are determined based on the differences between the book and tax basis of particular assets and liabilities and operating loss carryforwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to reduce the carrying or book value of deferred tax assets if, based upon the available evidence, including consideration of tax planning strategies, it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

The Company's federal income tax returns and certain non-U.S. income tax returns for various fiscal years remain under various stages of audit by the IRS and respective non-U.S. tax authorities. Although the outcome of tax audits is always uncertain, management believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provisions included amounts sufficient to pay assessments, if any, which may be proposed by the taxing authorities. At September 30, 2025, the Company had recorded a liability of $1.9 billion for its best estimate of the probable loss on certain of its tax positions, the majority of which is included in other noncurrent liabilities in the consolidated statements of financial position.

New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In September 2022, the FASB issued ASU 2022-04, "Disclosure of Supplier Finance Program Obligations," which is intended to enhance the transparency surrounding the use of supplier finance programs. Supplier finance programs may also be referred to as reverse factoring, payables finance, or structured payables arrangements. The amendments require a buyer that uses supplier finance programs to make annual disclosures about the program's key terms, the balance sheet presentation of related amounts, the confirmed amount outstanding at the end of the period, and associated rollforward information. Only the amount outstanding at the end of the period must be disclosed in interim periods. The Company adopted the new disclosures as required at the beginning of fiscal 2024, other than the rollforward disclosure which was adopted for the annual period ended September 30, 2025.

The Company maintains agreements with third-party financial institutions who offer voluntary supply chain financing ("SCF") programs to its suppliers. The SCF programs enable suppliers to sell their receivables to third-party financial institutions and receive payments earlier than the negotiated commercial terms between the suppliers and the Company, which generally range from 90 to 120 days. Suppliers sell receivables to third-party financial institutions on terms negotiated between the supplier and the respective third-party financial institution. The Company remains obligated to make payments under the terms of the original commercial arrangement regardless of whether the supplier receivable is sold, and does not pledge any assets as security or provide other forms of guarantees for the committed payment to the third-party financial institutions.

Amounts outstanding related to SCF programs are included in accounts payable in the consolidated statements of financial position. Accounts payable included in the SCF programs were approximately $835 million and $703 million as of September 30, 2025, and September 30, 2024 respectively. The following table presents the Company's outstanding obligations confirmed as valid related to the SCF programs (in millions):

	Year Ended September 30, 2025
Confirmed obligations outstanding at beginning of period	$ 703
Invoices confirmed during the period	2,249
Confirmed invoices paid during the period	(2,120)
Currency impact	3
Confirmed obligations outstanding at end of period	$ 835

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which is intended to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The Company adopted the new annual disclosures as required for fiscal 2025 and will adopt the interim disclosures as required beginning with the first quarter of fiscal 2026. Refer to Note 18, "Segment Information," of the notes to consolidated financial statements for the Company's segment disclosures.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses," which is intended to enhance transparency into the nature and function of expenses. The amendments require that on an annual and interim basis, entities disclose disaggregated operating expense information about specific categories, including purchases of inventory, employee compensation, depreciation, amortization and depletion. The Company expects to adopt the new annual disclosures as required for fiscal 2028 and the interim disclosures as required beginning with the first quarter of fiscal 2029.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which is intended to enhance the transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments require that on an annual basis, entities disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. In addition, the amendments require that entities disclose additional information about income taxes paid as well as additional disclosures of pretax income and income tax expense, and remove the requirement to disclose certain items that are no longer considered cost beneficial or relevant. The Company expects to adopt the new annual disclosures as required for fiscal 2026.

In September 2025, the FASB issued ASU 2025-06, "Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software," which is intended to increase the operability of the recognition guidance considering different methods of software development. The amendments remove all references to prescriptive and sequential software development stages (referred to as "project stages") throughout Subtopic 350-40, and instead specify an entity is required to start capitalizing software costs when both of the following occur: (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended (referred to as the "probable-to complete recognition threshold"). The Company expects to adopt the new guidance as required for fiscal 2029 and is evaluating the impact the new standard will have on its consolidated financial statements.

Other recently issued accounting pronouncements are not expected to have a material impact on the Company's consolidated financial statements.

2. ACQUISITIONS AND DIVESTITURES

Fiscal 2025

In July 2024, the Company entered into a definitive agreement to sell its Residential and Light Commercial ("R&LC") HVAC business, which includes the North America Ducted businesses and the global Residential joint venture with Hitachi, of which Johnson Controls owns 60% and Hitachi owns 40%. The Company completed the sale of its R&LC HVAC business on July 31, 2025 for proceeds of $5.6 billion, net of cash disposed, after tax and transaction-related expenses. In connection with the sale, the Company recognized a gain, net of transaction and other costs, of $2.7 billion ($1.5 billion after tax) for the year ended September 30, 2025, subject to final post-closing working capital and net debt adjustments, within income from discontinued operations, net of tax, in the consolidated statements of income.

The Company determined that the R&LC HVAC business, which was previously reported in the Global Products segment prior to the Company's resegmentation, met the criteria to be classified as a discontinued operation as it represented a strategic shift in the Company's operations and resulted in the exit of substantially all of its residential and light commercial HVAC businesses. As a result, the R&LC HVAC business was presented in discontinued operations separate from continuing operations for all periods presented.

The Company determined that the assets and liabilities for the R&LC HVAC business met the held for sale criteria during the fourth quarter of 2024 and ceased recording depreciation and amortization for the held for sale assets upon meeting the held for sale criteria.

The major classes of line items constituting income from discounted operations, net, in millions:

	Year Ended September 30,					
	2025		2024		2023	
Net sales	$	3,790	$	4,466	$	4,462
Cost of goods sold		2,881		3,300		3,295
Gross profit		909		1,166		1,167
Selling, general and administrative expenses		(2,008)		761		794
Restructuring and impairment costs		30		34		15
Net financing charges		5		17		23
Equity income		240		276		262
Income from discontinued operations before income taxes		3,122		630		597
Provision for income taxes on discontinued operations		1,333		141		145
Income from discontinued operations, net of tax		1,789		489		452
Income from discontinued operations attributable to noncontrolling interest, net of tax		219		191		165
Income from discontinued operations	$	1,570	$	298	$	287

The carrying amounts of major classes of assets and liabilities included as part of the R&LC HVAC business discontinued operations and reported as held for sale, were as follows, in millions:

	September 30, 2024
Cash	$ 5
Accounts receivable - net	592
Inventories	876
Other current assets	122
Current assets held for sale	1,595
Property, plant and equipment - net	793
Goodwill	1,182
Other intangible assets - net	96
Investments in partially-owned affiliates	949
Other noncurrent assets	190
Noncurrent assets held for sale	3,210
Total assets classified as held for sale	$ 4,805
Accounts payable	$ 917
Accrued compensation and benefits	113
Deferred revenue	84
Other current liabilities	317
Current liabilities held for sale	1,431
Pension and postretirement benefit obligations	28
Other noncurrent liabilities	377
Noncurrent liabilities held for sale	405
Total liabilities classified as held for sale	$ 1,836

In conjunction with the divestiture, we entered into Transition Services Agreements to provide administrative services to the buyers. The fees for services rendered under each of the Transition Service Agreements were not material to our results of operations.

Fiscal 2024

During fiscal 2024, the Company completed three divestitures, including the divestiture of its Air Distribution Technologies ("ADTi") business which was previously reported in the Global Products segment prior to the Company's resegmentation. The combined selling price, net of cash divested, was $347 million, of which $332 million was received as of September 30, 2024. In connection with the closing of the ADTi transaction, the Company recorded a pre-tax loss of $42 million within selling, general and administrative expenses in the consolidated statements of income. An impairment of $56 million was recorded within restructuring and impairment costs in the consolidated statements of income while the business was classified as held for sale. Net cash proceeds from the divestitures were used for general corporate purposes. The businesses did not meet the criteria to be classified as discontinued operations as the divestitures did not represent a strategic shift that will have a major effect on the Company's operations and financial results.

3. ASSETS AND LIABILITIES HELD FOR SALE

During the third quarter of fiscal 2025, the Company signed a definitive agreement to sell its ADT Mexico residential security business. The ADT Mexico business, which was reported in the EMEA segment, did not meet the criteria to be classified as discontinued operations as it did not represent a strategic shift in the Company's operations nor result in the exit of substantially all of its residential security businesses.

The Company determined that the assets and liabilities of the ADT Mexico business met the held for sale criteria during the third quarter of 2025. Accordingly, $154 million of assets and $21 million of liabilities associated with the ADT Mexico business were reclassified to held for sale in the consolidated balance sheet at September 30, 2025.

Assets and liabilities classified as held for sale are required to be recorded at the lower of carrying value or fair value less costs to sell. As of September 30, 2025, the estimated fair value less costs to sell of the held for sale business exceeded their carrying value, and therefore, no adjustment was necessary. The transaction closed on October 31, 2025 and the gain on sale, net of transaction and other costs, is still being finalized, but will not be material.

During the year ended September 30, 2023, the Company recorded impairment charges for the Global Retail business of $438 million. The impairment charges were primarily due to reductions in the estimated fair values of the business to be disposed as a result of negotiations with potential buyers and were recorded within restructuring and impairment costs in the consolidated statements of income. During the third quarter of fiscal 2023, the Company concluded that its Global Retail business no longer met the criteria to be classified as held for sale, as it was no longer probable that it would be sold in the next 12 months. The net assets were reclassified to held and used at the lower of fair value or adjusted carrying value, and due to prior period impairment charges recorded, there was no impact to the consolidated statements of income as a result of this reclassification.

4. REVENUE RECOGNITION

Disaggregated Revenue

The following table presents the Company's revenues disaggregated by segment and by products and systems versus services revenue (in millions):

	Year Ended September 30,					
	2025			2024		
	Products & Systems	Services	Total	Products & Systems	Services	Total
Americas	$ 11,187	$ 4,644	$ 15,831	$ 11,206	$ 4,400	$ 15,606
EMEA	2,977	1,991	4,968	2,789	1,831	4,620
APAC	1,960	837	2,797	1,972	754	2,726
Total	$ 16,124	$ 7,472	$ 23,596	$ 15,967	$ 6,985	$ 22,952

Contract Balances

Contract assets represent the Company's right to consideration for performance obligations that have been satisfied but not billed and consist of unbilled receivables and costs in excess of billings. Contract liabilities are customer payments received before performance obligations are satisfied. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period.

The following table presents the location and amount of contract balances in the Company's consolidated statements of financial position (in millions):

	Location of contract balances	September 30,		
		2025		2024
Contract assets - current	Accounts receivable - net	$	2,178	$ 1,931
Contract assets - noncurrent	Other noncurrent assets		9	11
Contract liabilities - current	Deferred revenue		2,470	2,160
Contract liabilities - noncurrent	Other noncurrent liabilities		478	252

The Company recognized revenue that was included in the beginning of period contract liability balance of approximately $1.8 billion and $1.7 billion for the years ended September 30, 2025 and 2024, respectively.

Performance Obligations

Performance obligations are satisfied as of a point in time or over time. The timing of satisfying the performance obligation is typically indicated by the terms of the contract. As of September 30, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $22.7 billion, of which approximately 63% is expected to be recognized as revenue over the next two years. The remaining performance obligations expected to be recognized in revenue beyond two years primarily relate to large, multi-purpose construction contracts, which include services to be performed over the building's lifetime, with average initial contract terms of 25 to 35 years. Future contract modifications could affect both the timing and the amount of the remaining performance obligations. The Company excludes the value of remaining performance obligations for service contracts with an original expected duration of one year or less and contracts that are cancellable without substantial penalty.

Costs to Obtain or Fulfill a Contract

The Company recognizes the incremental costs incurred to obtain or fulfill a contract with a customer as an asset when the costs are recoverable. These costs consist primarily of sales commissions and design costs that relate to a contract or an anticipated contract that the Company expects to recover. Costs to obtain or fulfill a contract are capitalized when incurred and amortized to expense over the period of contract performance.

The following table presents the location and amount of costs to obtain or fulfill a contract recorded in the Company's consolidated statements of financial position (in millions):

	September 30,		
	2025		2024
Other current assets	$	327	$ 265
Other noncurrent assets		249	291
Total	$	576	$ 556

Amortization of costs to obtain or fulfill a contract was $373 million and $312 million during the years ended September 30, 2025 and 2024, respectively.

5.   INVENTORIES

Inventories consisted of the following (in millions):

	September 30,		
	2025		2024
Raw materials and supplies	$	716	$ 765
Work-in-process		132	130
Finished goods		972	879
Inventories	$	1,820	$ 1,774

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in millions):

	September 30,		
	2025		2024
Buildings and improvements	$ 1,095	$	1,033
Subscriber systems	989		973
Machinery and equipment	3,597		3,374
Construction in progress	382		418
Land	47		48
Total property, plant and equipment	6,110		5,846
Less: Accumulated depreciation	(3,917)		(3,443)
Property, plant and equipment - net	$ 2,193	$	2,403

During the fourth quarter of fiscal 2025, the Company determined that a triggering event had occurred for the Americas Retail asset group within the Americas segment, primarily as a result of customer contract terminations and the related impact on demand and forecasted operating results and cash flows. The Company conducted the two-step impairment test required in accordance with ASC 360, "Property, Plant & Equipment" and determined that the carrying amount of the asset group exceeded its fair value. A non-cash impairment charge of $156 million, comprised of $81 million of property, plant, and equipment and $75 million of definite-lived intangible assets, was recorded and is included in restructuring and impairment costs in the consolidated statements of income.

During the fourth quarter of fiscal 2025, the Company determined that a triggering event had also occurred for the Subscriber asset groups within the EMEA segment due to a decline in the market value of the Subscriber business. The Company conducted the two-step impairment test required in accordance with ASC 360, "Property, Plant & Equipment" and determined that the carrying amount of the asset groups exceeded their fair value. A non-cash impairment charge of $184 million, comprised of $94 million of property, plant, and equipment and $90 million of definite-lived intangible assets, was recorded and is included in restructuring and impairment costs in the consolidated statements of income. The Company used a discounted cash flow model to estimate the fair value of the asset group. The primary assumptions and inputs used in the model included estimated proceeds from the disposition of the asset groups, management's internal projections of future cash flows, and the weighted-average cost of capital. The fair value measurement is classified as Level 3 within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" due to the unobservable inputs used.

During the fourth quarter of fiscal 2023, the Company determined that a triggering event had occurred in the asset group comprising the security subscriber business of Argentina, primarily as a result of the significant devaluation of the Argentine peso that occurred during the quarter and the resulting impact on operating results and cash flows. The Company conducted the two-step impairment test required in accordance with ASC 360, "Property, Plant & Equipment" and determined that the carrying amount of the asset group exceeded its fair value. A non-cash impairment charge to the subscriber system assets of $78 million was recorded and is included in restructuring and impairment costs in the consolidated statements of income. The Company used a discounted cash flow model to estimate the fair value of the asset group. The primary assumptions and inputs used in the model included management's internal projections of future cash flows, the weighted-average cost of capital and the long-term growth rate. The fair value measurement is classified as Level 3 within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" due to the unobservable inputs used.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill in each of the Company's reportable segments were as follows (in millions):

| | Year Ended September 30, 2025 | | | |
	Americas	EMEA	APAC	Total
Goodwill	$ 14,118	$ 2,409	$ 1,393	17,920
Accumulated impairment loss	(918)	(277)	—	(1,195)
Balance at beginning of period	13,200	2,132	1,393	16,725
Foreign currency translation and other [1]	(26)	(21)	(45)	(92)
Balance at end of period	$ 13,174	$ 2,111	$ 1,348	$ 16,633

[1] Includes measurement period adjustments and the allocation of $86 million of goodwill from EMEA to the ADT Mexico residential security business disposal group classified as held for sale. Refer to Note 3, "Assets and Liabilities Held for Sale," of the notes to consolidated financial statements for further information.

| | Year Ended September 30, 2024 | | | |
	Americas	EMEA	APAC	Total
Goodwill	$ 14,090	$ 2,302	$ 1,345	17,737
Accumulated impairment loss	(918)	(47)	—	(965)
Balance at beginning of period	13,172	2,255	1,345	16,772
Impairments	—	(230)	—	(230)
Foreign currency translation and other [1]	28	107	48	183
Balance at end of period	$ 13,200	$ 2,132	$ 1,393	$ 16,725

[1] Includes measurement period adjustments and the allocation of $21 million of goodwill from the ADTi disposal group classified as held for sale in June 2024 and subsequently divested in July 2024. Refer to Note 2, "Acquisitions and Divestitures," of the notes to consolidated financial statements for further information.

At April 1, 2025, the Company reallocated goodwill of reporting units impacted by the change in reportable segments described in Note 18, "Segment Information," of the notes to consolidated financial statements and assessed goodwill for impairment. The Company determined that the estimated fair value of each reporting unit exceeded its corresponding carrying amount including recorded goodwill, and as such, no impairment existed at April 1, 2025.

Management completed its fiscal 2025 annual impairment test as of July 31, which included a qualitative assessment of all of its reporting units. The Company did not identify any qualitative factors that suggest that it is more likely than not that the fair value of its reporting units is less than their carrying amount, including goodwill, and as such, a quantitative impairment test was not necessary.

During the third quarter of fiscal 2025, the Company signed a definitive agreement to sell its ADT Mexico residential security business, which resulted in a triggering event to assess the remaining goodwill in the reporting Subscriber reporting unit. The Company performed a quantitative goodwill impairment test of the remaining $174 million of goodwill, and its fair value was slightly in excess of its carrying value. While no impairment was recorded, it is possible that future changes in circumstances could result in a non-cash impairment charge as the fair value of this reporting unit approximates its carrying amount. The Company used a discounted cash flow model to estimate the fair value of the reporting unit. The primary assumptions used in the model were management's internal projections of future cash flows, the weighted-average cost of capital and the long-term growth rate, which are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement." As noted in Note 6, "Property, Plant & Equipment", the Company identified a triggering event in the EMEA Subscriber asset groups in the fourth quarter, resulting in an impairment of long-lived asset groups, which has the effect of lowering the carrying value of the Subscriber reporting unit. This reporting unit was previously disclosed as being at risk of impairment in the Company's Annual Report on Form 10-K for the year-ended September 30, 2024.

During fiscal 2024, the Company determined a triggering event had occurred for one of its reporting units which was previously reported in the Business Solutions EMEA/LA segment due to year-to-date results and projections for the remainder of fiscal

2024 being lower than the forecast used in the previous annual goodwill impairment test, and a quantitative test of goodwill for possible impairment was necessary. As a result of the goodwill impairment test, the Company recorded a non-cash impairment charge of $230 million within restructuring and impairment costs in the consolidated statements of income, which was determined by comparing the carrying amount of the reporting unit to its fair value. The Company used a discounted cash flow model to estimate the fair value of the reporting unit. The primary assumptions used in the model were management's internal projections of future cash flows, the weighted-average cost of capital and the long-term growth rate, which are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement."

During fiscal 2023, management completed an updated comprehensive review of the Silent-Aire reporting unit, which was previously reported in the Global Products segment. Because actual results were lower than planned and the nearer term forecast was revised to reflect lower margins and earnings, the Company determined a triggering event had occurred and a quantitative test of goodwill for possible impairment was necessary. As a result of the goodwill impairment test, the Company recorded a non-cash impairment charge of $184 million within restructuring and impairment costs in the consolidated statements of income in fiscal 2023, which was determined by comparing the carrying amount of the reporting unit to its fair value. The Company used a discounted cash flow model to estimate the fair value of the Silent-Aire reporting unit. The primary assumptions and inputs used in the model included management's internal projections of future cash flows, the weighted-average cost of capital and the long-term growth rate. The fair value measurement is classified as Level 3 within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" due to the unobservable inputs used. The Silent-Aire reporting unit had no remaining goodwill balance as of September 30, 2023.

There were no other triggering events requiring that an impairment assessment be conducted in fiscal 2025, 2024 or 2023. However, it is possible that future changes in circumstances would require the Company to record additional non-cash impairment charges.

Other Intangible Assets

The Company's other intangible assets, primarily from business acquisitions, consisted of (in millions):

	September 30,					
	2025			2024		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite-lived intangible assets						
Technology	$ 1,197	$ (714)	$ 483	$ 1,592	$ (955)	$ 637
Customer relationships	2,026	(1,272)	754	2,632	(1,517)	1,115
Miscellaneous	910	(511)	399	886	(480)	406
	4,133	(2,497)	1,636	5,110	(2,952)	2,158
Indefinite-lived intangible assets						
Trademarks/tradenames	1,977	—	1,977	1,972	—	1,972
Total intangible assets	$ 6,110	$ (2,497)	$ 3,613	$ 7,082	$ (2,952)	$ 4,130

During the fourth quarter of fiscal 2025, the Company impaired $59 million and $90 million of customer relationships in the Americas segment and EMEA segment, respectively, and $16 million of technology in the Americas segment. Refer to Note 6, "Property, Plant, and Equipment," for additional disclosure regarding impairments in the Americas and EMEA segments.

During the fourth quarter of fiscal 2024, the Company impaired $32 million and $13 million of miscellaneous intangible assets previously reported in the Global Products segment and Building Solutions North America segment, respectively. These non-cash charges were recorded within restructuring and impairment costs in the consolidated statement of income.

There were no impairments of other indefinite-lived intangible assets in any of these years, other than as disclosed above. For all other remaining indefinite-lived intangible assets, the Company estimated fair values were greater than the carrying values, with the exception of two registered trademarks with estimated fair values that were consistent with their carrying values, which totaled $320 million as of July 31, 2025.

Amortization of other intangible assets included within continuing operations for the years ended September 30, 2025, 2024 and 2023 was $439 million, $476 million and $426 million, respectively.

The following table summarizes estimated amortization of existing definite-lived intangible assets as of September 30, 2025 for each of the next five fiscal years (in millions):

2026	$ 347
2027	323
2028	268
2029	175
2030	172

8. LEASES

The following table presents the Company's lease costs (in millions):

	Year Ended September 30,		
	2025	2024	2023
Operating lease cost	$ 381	$ 374	$ 365
Variable lease cost	153	170	154
Total lease costs	$ 534	$ 544	$ 519

The following table presents supplemental consolidated statement of financial position information (in millions):

		September 30,	
	Location of lease balances	2025	2024
Operating lease right-of-use assets	Other noncurrent assets	$ 1,347	$ 1,170
Operating lease liabilities - current	Other current liabilities	226	289
Operating lease liabilities - noncurrent	Other noncurrent liabilities	1,084	921
Weighted-average remaining lease term		7 years	7 years
Weighted-average discount rate		4.1 %	3.8 %

The following table presents supplemental cash flow information related to operating leases (in millions):

	Year Ended September 30,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liability:			
Operating cash outflows from operating leases	$ 452	$ 377	$ 355
Noncash operating lease activity:			
Right-of-use assets obtained in exchange for operating lease liabilities	555	354	389

The following table presents future minimum rental payments for operating lease liabilities as of September 30, 2025 (in millions):

2026	$	274
2027		306
2028		245
2029		189
2030		132
After 2030		370
Total operating lease payments		1,516
Less: Interest		(206)
Present value of lease payments	$	1,310

9. DEBT AND FINANCING ARRANGEMENTS

Short-Term Debt

Short-term debt consisted of the following (in millions):

	September 30,			
		2025		2024
Term loans	$	320	$	603
Commercial paper		400		350
Bank borrowings		3		—
	$	723	$	953
Weighted average interest rate on short-term debt outstanding		4.5 %		4.8 %

Long-Term Debt

Long-term debt consisted of the following (in millions):

Issuer	Interest Rate	Due Date	September 30, 2025	September 30, 2024
US dollar debt				
JCI plc	3.90%	February 2026	$ 487	$ 487
TIFSA[1]	3.90%	February 2026	51	51
JCI plc and TFSCA[2]	5.50%	April 2029	700	700
JCI plc and TFSCA[2]	1.75%	September 2030	625	625
JCI plc and TFSCA[2]	2.00%	September 2031	500	500
JCI plc and TFSCA[2]	4.90%	December 2032	650	400
JCI plc	6.00%	January 2036	342	342
JCI inc	6.00%	January 2036	8	8
JCI plc	5.70%	March 2041	190	190
JCI inc	5.70%	March 2041	30	30
JCI plc	5.25%	December 2041	155	155
JCI inc	5.25%	December 2041	6	6
JCI plc	4.625%	July 2044	444	444
JCI inc	4.625%	July 2044	6	6
JCI plc	5.125%	September 2045	246	253
TIFSA[1]	5.125%	September 2045	23	23
JCI plc	6.95%	December 2045	32	32
JCI plc	6.95%	December 2045	4	4
JCI plc	4.50%	February 2047	500	500
JCI plc	4.95%	July 2064	341	341
JCI plc	4.95%	July 2064	15	15
Euro debt				
JCI plc	1.375%	February 2025	—	472
TIFSA[1]	1.375%	February 2025	—	60
JCI plc	EURIBOR plus 0.75%	April 2027	176	—
JCI plc and TFSCA[2]	0.375%	September 2027	587	559
JCI plc and TFSCA[2]	3.00%	September 2028	704	670
JCI plc and TFSCA[2]	1.00%	September 2032	587	559
JCI plc and TFSCA[2]	3.125%	December 2033	587	—
JCI plc and TFSCA[2]	4.25%	May 2035	939	894
Japanese yen debt				
JCI plc	TORF plus 0.40%	September 2027	203	211
Other			57	31
Gross long-term debt			9,195	8,568
Less:				
Debt issuance costs			39	38
Net unamortized discount			38	38
Net purchase accounting adjustments			(39)	(48)
			9,157	8,540
Less: Current portion			566	536
Long-term debt			$ 8,591	$ 8,004

[1] TIFSA = Tyco International Finance S.A.

[2] TFSCA = Tyco Fire & Security Finance S.C.A.

The following table presents maturities of long-term debt as of September 30, 2025 (in millions):

2026	$	566
2027		972
2028		710
2029		706
2030		631
After 2030		5,610
Total	$	9,195

Other

As of September 30, 2025, the Company had two syndicated committed revolving credit facilities including $2.5 billion which is scheduled to expire in December 2028 and $500 million which is scheduled to expire in December 2025. There were no draws on the facilities as of September 30, 2025.

As of September 30, 2025, the Company was in compliance with all financial covenants set forth in its credit agreements and the indentures governing its outstanding notes, and expects to remain in compliance for the foreseeable future.

Total interest paid on both short and long-term debt for the years ended September 30, 2025, 2024 and 2023 was $321 million, $361 million and $288 million, respectively.

10.   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Cash Flow Hedges

The Company has global operations and participates in foreign exchange markets to minimize its risk of loss from fluctuations in foreign currency exchange rates. The Company selectively hedges anticipated transactions that are subject to foreign exchange rate risk primarily using foreign currency exchange forward contracts. The Company hedges 70% to 90% of the notional amount of each of its known foreign exchange transactional exposures.

The Company selectively hedges anticipated transactions that are subject to commodity price risk, primarily using commodity hedge contracts, to minimize overall price risk associated with the Company's purchases of copper and aluminum in cases where commodity price risk cannot be naturally offset or hedged through supply base fixed price contracts. Commodity risks are systematically managed pursuant to policy guidelines. The maturities of the commodity hedge contracts coincide with the expected purchase of the commodities.

Under ASC 815, "Derivatives and Hedging," cash flow hedge gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income ("AOCI") and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in currency exchange rates and commodity prices during the years ended September 30, 2025 and 2024.

The Company had the following outstanding contracts to hedge forecasted commodity purchases (in metric tons):

	Volume Outstanding as of September 30,	
Commodity	2025	2024
Copper	1,950	2,676
Aluminum	703	2,450

The Company may enter into forward-starting interest rate swaps in conjunction with anticipated note issuances to manage exposure to interest rate changes. The forward-starting interest swaps are terminated when the anticipated notes are issued.

During fiscal 2024, the Company terminated $600 million of forward-starting interest rate swaps related to an anticipated note issuance that was no longer highly likely to occur. Accumulated amounts previously recorded in AOCI were not material and were recognized as net financing charges in the consolidated statements of income when the swaps were terminated.

Net Investment Hedges

The Company may enter into cross-currency interest rate swaps and foreign currency denominated debt obligations to selectively hedge portions of its net investment in non-U.S. subsidiaries. The currency effects of the cross-currency interest rate swaps and debt obligations are reflected in the AOCI account within shareholders'equity attributable to Johnson Controls ordinary shareholders where they offset gains and losses recorded on the Company's net investments globally.

The following table summarizes net investment hedges (in billions):

	September 30,			
	2025		2024	
Euro-denominated bonds designated as net investment hedges in Europe	€	2.9	€	2.9
Yen-denominated debt designated as a net investment hedge in Japan	¥	30	¥	30

Derivatives Not Designated as Hedging Instruments

The Company holds certain foreign currency forward contracts not designated as hedging instruments under ASC 815 to hedge foreign currency exposure resulting from monetary assets and liabilities denominated in nonfunctional currencies. The changes in fair value of these foreign currency forward exchange derivatives are recorded in the consolidated statements of income where they offset foreign currency transactional gains and losses on the nonfunctional currency denominated assets and liabilities being hedged.

Fair Value of Derivative Instruments

The following table presents the location and fair values of derivative instruments and hedging activities included in the Company's consolidated statements of financial position (in millions):

	Derivatives and Hedging Activities Designated as Hedging Instruments				Derivatives and Hedging Activities Not Designated as Hedging Instruments			
	September 30, 2025		September 30, 2024		September 30, 2025		September 30, 2024	
Other current assets								
Foreign currency exchange derivatives	$	14	$	19	$	—	$	1
Commodity derivatives		1		2		—		—
Total assets	$	15	$	21	$	—	$	1
Other current liabilities								
Foreign currency exchange derivatives	$	9	$	24	$	14	$	1
Commodity derivatives		1		1		—		—
Long-term debt								
Foreign currency denominated debt		3,607		3,424		—		—
Total liabilities	$	3,617	$	3,449	$	14	$	1

Counterparty Credit Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk. The Company has established policies and procedures to limit the potential for counterparty credit risk, including establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. As a matter of practice, the Company deals with major banks worldwide having strong investment grade long-term credit ratings. To further reduce the risk of loss, the Company generally enters into International Swaps and Derivatives Association ("ISDA") master netting agreements with substantially all of its counterparties. The Company enters into ISDA master netting agreements with counterparties that permit the net settlement of amounts owed under the derivative contracts. The master netting agreements generally provide for net settlement of all outstanding contracts with a counterparty in the case of an event of default or a termination event. The Company has not elected to offset the fair value positions of the derivative contracts recorded in the consolidated statements of financial position.

The Company's derivative contracts do not contain any credit risk related contingent features and do not require collateral or other security to be furnished by the Company or the counterparties. The Company's exposure to credit risk associated with its derivative instruments is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. The Company does not anticipate any non-performance by any of its counterparties, and the concentration of risk with financial institutions does not present significant credit risk to the Company.

The gross and net amounts of derivative assets and liabilities were as follows (in millions):

	Fair Value of Assets		Fair Value of Liabilities	
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Gross amount recognized	$ 15	$ 22	$ 3,631	$ 3,450
Gross amount eligible for offsetting	(4)	(12)	(4)	(12)
Net amount	$ 11	$ 10	$ 3,627	$ 3,438

Derivatives Impact on the Statements of Income and Statements of Comprehensive Income

The following table presents the pre-tax gains (losses) recorded in other comprehensive income (loss) related to cash flow hedges (in millions):

	Year Ended September 30,		
Derivatives in Cash Flow Hedging Relationships	2025	2024	2023
Foreign currency exchange derivatives	$ 20	$ (1)	$ (13)
Commodity derivatives	3	5	1
Interest rate swaps	—	(21)	27
Total	$ 23	$ (17)	$ 15

The following table presents the location and amount of the pre-tax gains (losses) on cash flow hedges reclassified from AOCI into the Company's consolidated statements of income (in millions):

Derivatives in Cash Flow Hedging Relationships	Location of Gain (Loss) Reclassified from AOCI into Income	Year Ended September 30,		
		2025	2024	2023
Foreign currency exchange derivatives	Cost of sales	$ 10	$ 1	$ (4)
Commodity derivatives	Cost of sales	2	—	(8)
Total		$ 12	$ 1	$ (12)

The following table presents the location and amount of pre-tax gains (losses) on derivatives not designated as hedging instruments recognized in the Company's consolidated statements of income (in millions):

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	Year Ended September 30,		
		2025	2024	2023
Foreign currency exchange derivatives	Cost of sales	$ (1)	$ (5)	$ (16)
Foreign currency exchange derivatives	Net financing charges	(92)	43	(103)
Foreign currency exchange derivatives	Selling, general and administrative	(3)	(1)	—
Interest rate swaps	Net financing charges	—	—	1
Total		$ (96)	$ 37	$ (118)

The following table presents pre-tax gains (losses) on net investment hedges recorded as foreign currency translation adjustments ("CTA") within other comprehensive income (loss) (in millions):

	Year Ended September 30,		
	2025	2024	2023
Net investment hedges	$ (159)	$ (173)	$ (223)

11.   FAIR VALUE MEASUREMENTS

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value (in millions):

	Fair Value Measurements Using:			
	Total as of September 30, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets				
Foreign currency exchange derivatives	$ 14	$ —	$ 14	$ —
Commodity derivatives	1	—	1	—
Other noncurrent assets				
Deferred compensation plan assets	63	63	—	—
Exchange traded funds (fixed income)[1]	73	73	—	—
Exchange traded funds (equity)[1]	217	217	—	—
Total assets	$ 368	$ 353	$ 15	$ —
Other current liabilities				
Foreign currency exchange derivatives	$ 23	$ —	$ 23	$ —
Commodity derivatives	1	—	1	—
Contingent earn-out liabilities	19	—	—	19
Total liabilities	$ 43	$ —	$ 24	$ 19

[1] Classified as restricted investments for payment of asbestos liabilities. Refer to Note 20, "Commitments and Contingencies," of the notes to consolidated financial statements for further details.

	Total as of September 30, 2024	Fair Value Measurements Using:		
		Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets				
Foreign currency exchange derivatives	$ 20	$ —	$ 20	$ —
Commodity derivatives	2	—	2	—
Other noncurrent assets				
Deferred compensation plan assets	56	56	—	—
Exchange traded funds (fixed income)[1]	81	81	—	—
Exchange traded funds (equity)[1]	200	200	—	—
Total assets	$ 359	$ 337	$ 22	$ —
Other current liabilities				
Foreign currency exchange derivatives	$ 25	$ —	$ 25	$ —
Commodity derivatives	1	—	1	—
Contingent earn-out liabilities	14	—	—	14
Other noncurrent liabilities				
Contingent earn-out liabilities	14	—	—	14
Total liabilities	$ 54	$ —	$ 26	$ 28

[1] Classified as restricted investments for payment of asbestos liabilities. Refer to Note 20, "Commitments and Contingencies," of the notes to consolidated financial statements for further details.

Valuation Methods

Commodity derivatives: The commodity derivatives are valued under a market approach using publicized prices, where available, or dealer quotes.

Contingent earn-out liabilities: The contingent earn-out liabilities are generally established using a Monte Carlo simulation based on the forecasted operating results and the earn-out formulas specified in the purchase agreements.

Deferred compensation plan assets: Assets held in the deferred compensation plans will be used to pay benefits under certain of the Company's non-qualified deferred compensation plans. The investments primarily consist of mutual funds which are publicly traded on stock exchanges and are valued using a market approach based on the quoted market prices. Unrealized gains (losses) on the deferred compensation plan assets are recognized in the consolidated statements of income where they offset unrealized gains and losses on the related deferred compensation plan liability.

Exchange traded funds: Investments in exchange traded funds are valued using a market approach based on quoted market prices, where available, or broker/dealer quotes of identical or comparable instruments. Refer to Note 20, "Commitments and Contingencies," of the notes to consolidated financial statements for further information.

Foreign currency exchange derivatives: The foreign currency exchange derivatives are valued under a market approach using publicized spot and forward prices.

The following table presents the portion of unrealized gains recognized in the consolidated statements of income that relate to equity securities still held at September 30, 2025 and 2024 (in millions):

	Year Ended September 30,	
	2025	2024
Deferred compensation plan assets	$ 5	$ 10
Investments in exchange traded funds	29	58

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values.

The fair value of long-term debt at September 30, 2025 and 2024 was as follows (in billions):

	September 30,			
	2025		2024	
Public debt	$	8.4	$	8.1
Other long-term debt		0.5		0.2
Total fair value of long-term debt	$	8.9	$	8.3

The fair value of public debt was determined primarily using market quotes which are classified as Level 1 inputs within the ASC 820 fair value hierarchy. The fair value of other long-term debt was determined using quoted market prices for similar instruments and are classified as Level 2 inputs within the ASC 820 fair value hierarchy.

12. STOCK-BASED COMPENSATION

Unless otherwise noted, all activities and amounts reported in this footnote include both continuing operations of the Company and activities and amounts related to the R&LC HVAC business. See Note 2, "Acquisitions and Divestitures" for additional details regarding divestiture of the R&LC HVAC business.

The Johnson Controls International plc 2021 Equity and Incentive Plan authorizes stock options, stock appreciation rights, restricted (non-vested) stock/units, performance shares, performance units and other stock-based awards. The Compensation and Talent Development Committee of the Company's Board of Directors determines the types of awards to be granted to individual participants and the terms and conditions of the awards. Annual awards are typically granted in the first quarter of the fiscal year. As of September 30, 2025, there were 55 million shares of the Company's common stock reserved and 30 million shares available for issuance under the 2021 Equity and Incentive Plan.

The following table summarizes stock-based compensation related charges and benefits (in millions):

	Year Ended September 30,					
	2025		2024		2023	
Compensation expense	$	126	$	100	$	101
Income tax benefit resulting from share-based compensation arrangements		19		25		25
Tax impact from exercise and vesting of equity settled awards		14		1		7

Substantially all compensation expense is recorded in selling, general and administrative expenses. The Company does not settle stock options granted under share-based payment arrangements in cash.

Restricted (Non-vested) Stock / Units

A summary of non-vested restricted stock awards at September 30, 2025, and changes for the year then ended, is presented below:

	Weighted Average Price		Shares/Units Subject to Restriction
Non-vested, September 30, 2024	$	59.29	2,904,103
Granted		83.08	1,297,984
Vested		62.59	(1,231,731)
Forfeited		65.78	(423,369)
Non-vested, September 30, 2025	$	69.68	2,546,987

At September 30, 2025, the Company had approximately $116 million of total unrecognized compensation cost related to non-vested restricted stock arrangements granted which is expected to be recognized over a weighted-average period of 1.8 years.

Performance Share Awards (PSU's)

The following table summarizes the assumptions used in determining the fair value of performance share awards granted:

	Year Ended September 30,		
	2025	2024	2023
Risk-free interest rate	4.01%	4.21%	4.04%
Expected volatility of the Company's stock	28.50%	27.20%	33.50%

A summary of the status of the Company's non-vested PSU's at September 30, 2025, and changes for the year then ended, is presented below:

	Weighted Average Price	Shares/Units Subject to PSU
Non-vested, September 30, 2024	$ 71.20	795,633
Granted	97.77	375,308
Vested	90.50	(230,999)
Forfeited	80.05	(27,178)
Non-vested, September 30, 2025	$ 76.97	912,764

At September 30, 2025, the Company had approximately $46 million of total unrecognized compensation cost related to non-vested performance-based share unit awards which is expected to be recognized over a weighted-average period of 2.0 years.

Stock Options

The following table summarizes the assumptions used in determining the fair value of stock options granted:

	Year Ended September 30,		
	2025	2024	2023
Expected life of option (years)	5.7	5.7	5.8
Risk-free interest rate	4.07%	3.86%	3.59%
Expected volatility of the Company's stock	30.20%	29.80%	29.40%
Expected dividend yield on the Company's stock	1.83%	2.77%	2.10%

A summary of stock option activity at September 30, 2025, and changes for the year then ended, is presented below:

	Weighted Average Option Price	Shares Subject to Option	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Outstanding, September 30, 2024	$ 46.51	4,244,782		
Granted	82.15	530,251		
Exercised	39.99	(2,812,821)		
Forfeited or expired	67.00	(66,609)		
Outstanding, September 30, 2025	$ 65.42	1,895,603	8.07	$ 84
Exercisable, September 30, 2025	$ 62.05	688,036	7.31	$ 33

The following table summarizes additional stock option information:

	Year Ended September 30,					
		2025		2024		2023
Weighted-average grant-date fair value of options granted	$	23.97	$	13.74	$	18.21
Intrinsic value of options exercised (in millions)		130		22		27

At September 30, 2025, the Company had approximately $12 million of total unrecognized compensation cost related to non-vested stock options which is expected to be recognized over a weighted-average period of 1.6 years.

13.   EARNINGS PER SHARE

The following table reconciles the numerators and denominators used to calculate basic and diluted earnings per share (in millions):

	Year Ended September 30,					
		2025		2024		2023
Income Available to Ordinary Shareholders						
Income from continuing operations	$	1,721	$	1,407	$	1,562
Income from discontinued operations		1,570		298		287
Basic and diluted income available to shareholders	$	3,291	$	1,705	$	1,849
Weighted Average Shares Outstanding						
Basic weighted average shares outstanding		651.8		673.8		684.3
Effect of dilutive securities:						
Stock options, unvested restricted stock and unvested performance share awards		2.3		2.2		3.1
Diluted weighted average shares outstanding		654.1		676.0		687.4
Antidilutive Securities						
Stock options and unvested restricted stock		0.1		0.3		0.2

14. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table includes changes attributable to both continuing and discontinued operations in AOCI attributable to Johnson Controls (in millions, net of tax):

	Year Ended September 30,		
	2025	2024	2023
Foreign currency translation adjustments			
Balance at beginning of period	$ (956)	$ (970)	$ (901)
Net adjustment for the period	318	14	(69)
Balance at end of period	(638)	(956)	(970)
Realized and unrealized gains (losses) on derivatives			
Balance at beginning of period	(4)	15	(11)
Current period changes in fair value	21	(17)	19
Reclassification to income [1]	(12)	(1)	11
Net tax impact	1	(1)	(4)
Balance at end of period	6	(4)	15
Pension and postretirement plans			
Balance at beginning of period	(4)	—	1
Reclassification to income	(8)	(5)	(1)
Net tax impact	2	1	—
Balance at end of period	(10)	(4)	—
Accumulated other comprehensive loss, end of period	$ (642)	$ (964)	$ (955)

[1] Refer to Note 10, "Derivative Instruments and Hedging Activities," of the notes to consolidated financial statements for disclosure of the line items in the consolidated statements of income affected by reclassifications from AOCI into income related to derivatives.

15. PENSION AND RETIREMENT PLANS

Unless otherwise noted, all activities and amounts reported in this footnote include both continuing operations of the Company and activities and amounts related to the R&LC HVAC business. See Note 2, "Acquisitions and Divestitures" for additional details regarding divestiture of the R&LC HVAC business.

Pension Benefits

The Company has non-contributory defined benefit pension plans covering certain U.S. and non-U.S. employees. The benefits provided are primarily based on years of service and average compensation or a monthly retirement benefit amount. The Company's U.S. pension plans no longer allow new participants to enter the plans and no longer accrue benefits. Funding for U.S. pension plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974.

Funding for non-U.S. plans observes the local legal and regulatory limits. Also, the Company makes contributions to union-trusteed pension funds for construction and service personnel.

The following table includes information for pension plans with accumulated benefit obligations ("ABO") in excess of plan assets (in millions):

	September 30,	
	2025	2024
Accumulated benefit obligation	$ 1,758	$ 331
Fair value of plan assets	1,595	149

The following table includes information for pension plans with projected benefit obligations ("PBO") in excess of plan assets (in millions):

	September 30,			
	2025		2024	
Projected benefit obligation	$	1,806	$	344
Fair value of plan assets		1,607		163

The Company contributed $31 million to the defined benefit plans in fiscal 2025 and expects to contribute approximately $21 million in cash in fiscal 2026. None of the contributions made by the Company were voluntary.

Projected benefit payments from the plans as of September 30, 2025 are estimated as follows (in millions):

2026	$ 259
2027	223
2028	218
2029	216
2030	217
2031 - 2035	1,051

Postretirement Benefits

The Company provides certain health care and life insurance benefits for eligible retirees and their dependents primarily in the U.S. and Canada. Most non-U.S. employees are covered by government sponsored programs. The cost to the Company is not significant.

Eligibility for coverage is based on meeting certain years of service and retirement age qualifications. These benefits may be subject to deductibles, co-payment provisions and other limitations. The Company has reserved the right to modify these benefits.

The health care cost trend assumption does not have a significant effect on the amounts reported.

The following table includes information for postretirement plans with accumulated postretirement benefit obligations ("APBO") in excess of plan assets (in millions):

	September 30,			
	2025		2024	
Accumulated postretirement benefit obligation	$	48	$	56
Fair value of plan assets		24		26

Defined Contribution Plans

The Company sponsors various defined contribution savings plans that allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines. Under specified conditions, the Company will contribute to certain savings plans based on predetermined percentages of compensation earned by the employee and/or will match a percentage of the employee contributions up to certain limits. Defined contribution plan contributions charged to expense amounted to $192 million, $208 million and $209 million during the years ended September 30, 2025, 2024 and 2023, respectively.

Multiemployer Benefit Plans

The Company contributes to multiemployer benefit plans based on obligations arising from collective bargaining agreements related to certain of its hourly employees in the U.S and Canada. These plans provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. The trustees typically are responsible for determining the level of benefits to be provided to participants as well as for such matters as the investment of the assets and the administration of the plans.

The risks of participating in these multiemployer benefit plans are different from single-employer benefit plans in the following aspects:

- Assets contributed to the multiemployer benefit plan by one employer may be used to provide benefits to employees of other participating employers.

- If a participating employer stops contributing to the multiemployer benefit plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

- If the Company stops participating in some of its multiemployer benefit plans, it may be required to pay those plans an amount based on its allocable share of the underfunded status of the plan, referred to as a withdrawal liability.

The Company participates in approximately 245 multiemployer benefit plans, none of which are individually significant to the Company. The number of employees covered by the Company's multiemployer benefit plans has remained consistent over the past three years, and there have been no significant changes that affect the comparability of fiscal 2025, 2024 and 2023 contributions. The Company recognizes expense for the contractually-required contribution for each period. The Company contributed $86 million, $80 million and $67 million to multiemployer benefit plans during the years ended September 30, 2025, 2024 and 2023, respectively.

Based on the most recent information available, the Company believes that the present value of actuarial accrued liabilities in certain of these multiemployer benefit plans may exceed the value of the assets held in trust to pay benefits. Currently, the Company is not aware of any significant multiemployer benefit plans for which it is probable or reasonably possible that the Company will be obligated to make up any shortfall in funds. Moreover, if the Company were to exit certain markets or otherwise cease making contributions to these funds, the Company could trigger a withdrawal liability. Currently, the Company is not aware of any multiemployer benefit plans for which it is probable or reasonably possible that the Company will have a significant withdrawal liability. Any accrual for a shortfall or withdrawal liability will be recorded when it is probable that a liability exists and it can be reasonably estimated.

Plan Assets

The Company's investment policies employ an approach whereby a mix of equities, fixed income and alternative investments are used to maximize the long-term return of plan assets for a prudent level of risk. The investment portfolio primarily contains a diversified blend of equity and fixed income investments. Equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small to large capitalization. Fixed income investments include corporate and government issues, with short-, mid- and long-term maturities, with a focus on investment grade when purchased and a target duration close to that of the plan liability. Investment and market risks are measured and monitored on an ongoing basis through regular investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The majority of the real estate component of the portfolio is invested in a diversified portfolio of high-quality, operating properties with cash yields greater than the targeted appreciation. Investments in other alternative asset classes, including hedge funds, diversify the expected investment returns relative to the equity and fixed income investments. As a result of the Company's diversification strategies, there are no significant concentrations of risk within the portfolio of investments.

The Company's actual asset allocations are in line with target allocations. The Company rebalances asset allocations as appropriate, in order to stay within a range of allocation for each asset category.

The expected return on plan assets is based on the Company's expectation of the long-term average rate of return of the capital markets in which the plans invest. The average market returns are adjusted, where appropriate, for active asset management returns. The expected return reflects the investment policy target asset mix and considers the historical returns earned for each asset category.

The Company's plan assets at September 30, 2025 and 2024, by asset category, are as follows (in millions):

| | | Fair Value Measurements Using: | | |
Asset Category	Total as of September 30, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Pension				
Cash and Cash Equivalents	$ 43	$ —	$ 43	$ —
Equity Securities				
Large-Cap	19	19	—	—
Small-Cap	19	19	—	—
International - Developed	49	49	—	—
International - Emerging	11	11	—	—
Fixed Income Securities				
Government	197	197	—	—
Corporate/Other	706	704	2	—
Total Investments in the Fair Value Hierarchy	1,044	$ 999	$ 45	$ —
Investments Measured at Net Asset Value[1]				
Alternative	193			
Real Estate	230			
Due to Broker	(19)			
Total Plan Assets	$ 1,448			
Non-U.S. Pension				
Cash and Cash Equivalents	$ 18	$ 18	$ —	$ —
Equity Securities				
Large-Cap	185	5	180	—
International - Developed	91	5	86	—
International - Emerging	7	—	7	—
Fixed Income Securities				
Government	685	10	675	
Corporate/Other	260	170	90	
Hedge Fund	—			
Real Estate	4	4		
Total Investments in the Fair Value Hierarchy	1,250	$ 212	$ 1,038	$ —
Real Estate Investments Measured at Net Asset Value[1]	24			
Total Plan Assets	$ 1,274			
Postretirement				
Cash and Cash Equivalents	$ 1	$ 1		
Equity Securities - Global	99		99	
Total Investments in the Fair Value Hierarchy	100	$ 1	$ 99	$ —
Multi-Credit Strategy Investments Measured at Net Asset Value[1]	75			
Total Plan Assets	$ 175			

Asset Category	Fair Value Measurements Using: Total as of September 30, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Pension				
Cash and Cash Equivalents	$ 23	$ —	$ 23	$ —
Equity Securities				
Large-Cap	19	19	—	—
Small-Cap	23	23	—	—
International - Developed	45	45	—	—
International - Emerging	8	8	—	—
Fixed Income Securities				
Government	265	265	—	—
Corporate/Other	786	784	2	—
Total Investments in the Fair Value Hierarchy	1,169	$ 1,144	$ 25	$ —
Investments Measured at Net Asset Value[1]				
Alternative	235			
Real Estate	266			
Due to Broker	(79)			
Total Plan Assets	$ 1,591			
Non-U.S. Pension				
Cash and Cash Equivalents	$ 42	$ 42	$ —	$ —
Equity Securities				
Large-Cap	88	9	79	—
International - Developed	64	10	54	—
International - Emerging	3	—	3	—
Fixed Income Securities				
Government	789	26	763	—
Corporate/Other	417	282	135	—
Hedge Fund	22	—	22	—
Real Estate	11	11	—	—
Total Investments in the Fair Value Hierarchy	1,436	$ 380	$ 1,056	$ —
Real Estate Investments Measured at Net Asset Value[1]	89			
Total Plan Assets	$ 1,525			
Postretirement				
Cash and Cash Equivalents	$ 3	$ 3	$ —	$ —
Equity Securities - Global	89	—	89	—
Total Investments in the Fair Value Hierarchy	92	$ 3	$ 89	$ —
Multi-Credit Strategy Investments Measured at Net Asset Value[1]	69			
Total Plan Assets	$ 161			

[1] The fair value of certain real estate, multi-credit strategy, and alternative investments do not have a readily determinable fair value and require the fund managers to independently arrive at fair value by calculating net asset value ("NAV") per share. In order to calculate NAV per share, the fund managers value the investments using any one, or a combination of, the following methods: independent third party appraisals, discounted cash flow analysis of net cash flows projected to be generated by the investment and recent sales of comparable investments. Assumptions used to revalue the investments are updated every quarter.

Due to the fact that the fund managers calculate NAV per share, the Company utilizes a practical expedient for measuring the fair value of its real estate, multi-credit strategy, and alternative investments, as provided for under ASC 820, "Fair Value Measurement." In applying the practical expedient, the Company is not required to further adjust the NAV provided by the fund manager in order to determine the fair value of its investments as the NAV per share is calculated in a manner consistent with the measurement principles of ASC 946, "Financial Services - Investment Companies," and as of the Company's measurement date. The Company believes this is an appropriate methodology to obtain the fair value of these assets. The fair value amounts presented in these tables are intended to permit reconciliation of total plan assets to the amounts presented in the notes to consolidated financial statements.

The following is a description of the valuation methodologies used for assets measured at fair value. Certain assets are held within commingled funds which are valued at the unitized NAV or percentage of the net asset value as determined by the manager of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Cash and Cash Equivalents: The fair value of cash and cash equivalents is valued at cost.

Equity Securities: The fair value of equity securities is determined by direct quoted market prices. The underlying holdings are direct quoted market prices on regulated financial exchanges.

Fixed Income Securities: The fair value of fixed income securities is determined by direct or indirect quoted market prices. If indirect quoted market prices are utilized, the value of assets held in separate accounts is not published, but the investment managers report daily the underlying holdings. The underlying holdings are direct quoted market prices on regulated financial exchanges.

Hedge Funds: The fair value of hedge funds is accounted for by the custodian. The custodian obtains valuations from underlying managers based on market quotes for the most liquid assets and alternative methods for assets that do not have sufficient trading activity to derive prices. The Company and custodian review the methods used by the underlying managers to value the assets. The Company believes this is an appropriate methodology to obtain the fair value of these assets.

Real Estate: The fair value of real estate is determined by quoted market prices of the underlying Real Estate Investment Trusts ("REITs"), which are securities traded on an open exchange.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Funded Status

The following table contains the ABO and reconciliations of the changes in the PBO, the changes in plan assets and the funded status (in millions):

September 30,	Pension Benefits				Postretirement Benefits	
	U.S. Plans		Non-U.S. Plans			
	2025	2024	2025	2024	2025	2024
Accumulated Benefit Obligation	$ 1,473	$ 1,603	$ 1,335	$ 1,563	$ 63	$ 73
Change in Projected Benefit Obligation						
Projected benefit obligation at beginning of year	$ 1,603	$ 1,564	$ 1,617	$ 1,473	$ 73	$ 77
Service cost	—	—	17	17	—	—
Interest cost	65	79	64	69	3	4
Plan participant contributions	—	—	3	3	1	2
Actuarial loss (gain)	(62)	104	(111)	84	(5)	4
Benefits and settlements paid	(133)	(144)	(96)	(132)	(9)	(13)
Divestitures	—	—	(131)	(5)	—	—
Other	—	—	(3)	2	—	(1)
Currency translation adjustment	—	—	14	106	—	—
Projected benefit obligation at end of year	$ 1,473	$ 1,603	$ 1,374	$ 1,617	$ 63	$ 73
Change in Plan Assets						
Fair value of plan assets at beginning of year	$ 1,591	$ 1,499	$ 1,525	$ 1,388	$ 161	$ 144
Actual return on plan assets	(12)	234	(25)	137	20	26
Employer and employee contributions	2	2	32	26	3	4
Benefits and settlements paid	(133)	(144)	(96)	(132)	(9)	(13)
Divestitures	—	—	(168)	—	—	—
Other	—	—	(2)	1	—	—
Currency translation adjustment	—	—	8	105	—	—
Fair value of plan assets at end of year	$ 1,448	$ 1,591	$ 1,274	$ 1,525	$ 175	$ 161
Funded status	$ (25)	$ (12)	$ (100)	$ (92)	$ 112	$ 88
Amounts recognized in the consolidated statements of financial position consist of:						
Other noncurrent assets	$ 1	$ 2	$ 72	$ 62	$ 136	$ 118
Noncurrent assets held for sale	—	—	—	52	—	—
Accrued compensation and benefits	(2)	(2)	(12)	(12)	(2)	(2)
Pension and postretirement benefit obligations	(24)	(12)	(157)	(166)	(22)	(28)
Noncurrent liabilities held for sale	—	—	(3)	(28)	—	—
Net amount recognized	$ (25)	$ (12)	$ (100)	$ (92)	$ 112	$ 88
Weighted Average Assumptions [1]						
Discount rate [2]	4.98 %	4.60 %	5.17 %	4.35 %	4.77 %	4.50 %
Rate of compensation increase	N/A	N/A	2.91 %	3.01 %	N/A	N/A
Interest crediting rate	N/A	N/A	1.75 %	1.58 %	N/A	N/A

[1] Plan assets and obligations are determined based on a September 30 measurement date at September 30, 2025 and 2024.

[2] The Company considers the expected benefit payments on a plan-by-plan basis when setting assumed discount rates. As a result, the Company uses different discount rates for each plan depending on the plan jurisdiction, the demographics of participants and the expected timing of benefit payments. For the U.S. pension and postretirement plans, the Company uses a discount rate provided by an independent third party calculated based on an appropriate mix of high quality bonds. For the non-

U.S. pension and postretirement plans, the Company consistently uses the relevant country specific benchmark indices for determining the various discount rates. The Company has elected to utilize a full yield curve approach in the estimation of service and interest components of net periodic benefit cost (credit) for pension and other postretirement for plans that utilize a yield curve approach. The full yield curve approach applies the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows.

The fiscal 2025 net actuarial gains related to changes in the projected benefit obligation were primarily the result of the increase in discount rates globally. The fiscal 2024 net actuarial losses related to changes in the projected benefit obligation were primarily the result of the decrease in discount rates globally.

Net Periodic Benefit Cost

The following table contains the components of net periodic benefit costs, which are recorded in selling, general and administrative expenses or cost of sales consistent with the related employees' salaries in the consolidated statements of income (in millions):

| | Pension Benefits | | | | | | Postretirement Benefits | | |
| | U.S. Plans | | | Non-U.S. Plans | | | | | |
Year ended September 30,	2025	2024	2023	2025	2024	2023	2025	2024	2023
Components of Net Periodic Benefit Cost (Credit):									
Service cost	$ —	$ —	$ —	$ 17	$ 17	$ 16	$ —	$ —	$ —
Interest cost	65	79	78	64	69	68	3	4	4
Expected return on plan assets	(98)	(120)	(131)	(77)	(72)	(77)	(11)	(9)	(9)
Net actuarial (gain) loss	48	(9)	28	(2)	22	86	(14)	(14)	(5)
Settlement loss	—	—	1	(3)	—	6	—	—	—
Amortization of prior service credit	—	—	—	—	—	—	(5)	(5)	(4)
Other	—	—	—	1	1	—	—	—	—
Net periodic benefit cost (credit)	$ 15	$ (50)	$ (24)	$ —	$ 37	$ 99	$ (27)	$ (24)	$ (14)
Expense Assumptions:									
Discount rate	4.60 %	5.48 %	5.08 %	4.35 %	4.72 %	4.36 %	4.50 %	5.42 %	4.92 %
Expected return on plan assets	6.50 %	8.50 %	8.25 %	5.44 %	5.26 %	5.02 %	6.64 %	6.62 %	6.64 %
Rate of compensation increase	N/A	N/A	N/A	3.01 %	2.90 %	3.00 %	N/A	N/A	N/A
Interest crediting rate	6.00 %	6.00 %	N/A	1.58 %	1.63 %	1.69 %	N/A	N/A	N/A

16. RESTRUCTURING AND RELATED COSTS

To better align its resources with its growth strategies and reduce the cost structure of its global operations in certain underlying markets, the Company commits to restructuring plans as necessary. Restructuring activities generally result in charges for workforce reductions, plant closures, asset impairments and other related costs which are reported as restructuring and impairment costs in the Company's consolidated statements of income. The Company expects the restructuring actions to reduce cost of sales and SG&A due to reduced employee-related costs, depreciation and amortization expense.

During the fourth quarter of fiscal 2024, the Company completed its previous restructuring plan and committed to a new multi-year restructuring plan to address stranded costs and further right-size its global operations as a result of previously announced portfolio simplification actions. It is expected that one-time restructuring costs, including severance and other employee termination benefits, contract termination costs, and certain other related cash and non-cash charges, of approximately $400 million will be incurred over the course of fiscal 2025, 2026 and 2027. Restructuring costs will be incurred across all segments and Corporate functions.

The following table summarizes restructuring and related costs (in millions):

	Year Ended September 30, 2025
Americas	$ 51
EMEA	49
APAC	17
Corporate	47
Total	$ 164

The following table summarizes changes in the reserve under the Company's restructuring plan announced in the fourth quarter of fiscal 2024, which is included within other current liabilities in the consolidated statements of financial position (in millions):

	Employee Severance and Termination Benefits	Long-Lived Asset Impairments	Other	Total
Restructuring and related costs	$ 100	$ 40	$ 24	$ 164
Utilized—cash	(69)	—	(18)	(87)
Utilized—noncash	—	(40)	—	(40)
Other	8	—	(1)	7
Balance at September 30, 2025	$ 39	$ —	$ 5	$ 44

17. INCOME TAXES

The components of the Company's income tax provision from continuing operations are as follows (in millions):

	2025	2024	2023
Tax expense at Ireland statutory rate of 12.5%	$ 246	$ 190	$ 139
U.S. state income tax, net of federal benefit	60	42	30
Income subject to the U.S. federal tax rate	117	63	42
Income subject to rates different than the statutory rate	(181)	(204)	44
Reserve and valuation allowance adjustments	14	(139)	(559)
Intellectual property transactions and adjustments	—	—	(176)
Impact of acquisitions and divestitures	—	121	—
Restructuring and impairment costs	(11)	38	12
Income tax provision (benefit)	$ 245	$ 111	$ (468)
Effective tax rate	12 %	7 %	(42)%

For fiscal 2025, the effective tax rate for continuing operations was 12% and was lower than the statutory tax rate primarily due to the favorable impact of impairment and restructuring charges and the benefits of continuing global tax planning initiatives, partially offset by the unfavorable impact of tax audit resolutions.

For fiscal 2024, the effective tax rate for continuing operations was 7% and was lower than the statutory tax rate primarily due to tax reserve adjustments as the result of tax audit resolutions and expired statute of limitations for certain tax years, valuation allowance adjustments and the benefits of continuing global tax planning initiatives, partially offset by the establishment of a deferred tax liability on the outside basis difference of the Company's investment in certain subsidiaries as a result of the planned divestiture of its R&LC HVAC business and the unfavorable impact of impairment and restructuring charges.

For fiscal 2023, the effective tax rate for continuing operations was (42)% and was lower than the statutory tax rate primarily due to the favorable tax impacts of intellectual property tax adjustments, tax reserve adjustments as the result of tax audit resolutions and remeasurements, valuation allowance adjustments and the benefits of continuing global tax planning initiatives, partially offset by the unfavorable impact of impairment and restructuring charges.

Valuation Allowances

The Company reviews the realizability of its deferred tax assets and related valuation allowances on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to the Company's valuation allowances may be necessary.

In fiscal 2024, due to changes in forecasted taxable income, the Company determined that it was more likely than not that certain deferred tax assets of Mexico and Germany would be realized. The valuation allowance adjustment resulted in a tax benefit of $48 million.

In fiscal 2023, due to changes in forecasted taxable income, the Company determined that it was more likely than not that certain deferred tax assets of Canada, Mexico, and Spain would be realized. The valuation allowance adjustment resulted in a tax benefit of $121 million.

The following table summarizes changes in the valuation allowance (in millions):

	2025	2024	2023
Balance at beginning of period	$ 6,258	$ 6,279	$ 5,906
Allowance provision for new operating and other loss carryforwards	134	215	544
Allowance reductions	(136)	(236)	(171)
Balance at end of period	$ 6,256	$ 6,258	$ 6,279

Uncertain Tax Positions

The Company is subject to income taxes in the U.S. and numerous non-U.S. jurisdictions. Judgment is required in determining the worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of the Company's business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2025	2024	2023
Beginning balance, October 1	$ 2,053	$ 2,158	$ 2,485
Additions for tax positions related to the current year	62	39	59
Additions for tax positions of prior years	21	53	89
Reductions for tax positions of prior years	(62)	(35)	(23)
Settlements with taxing authorities	(65)	(35)	(6)
Statute closings and audit resolutions	(82)	(127)	(446)
Ending balance, September 30	$ 1,927	$ 2,053	$ 2,158

The following table summarizes tax effected unrecognized tax benefits that, if recognized, would impact the effective tax rate and the related accrued interest, net of tax benefit (in millions):

	September 30,		
	2025	2024	2023
Tax effected unrecognized tax benefits that, if recognized, would affect the effective tax rate	$ 1,427	$ 1,466	$ 1,533
Net accrued interest	459	398	329

In the U.S., fiscal years 2019 through 2020 are currently under audit and fiscal years 2017 through 2018 are currently under appeal with the Internal Revenue Service ("IRS") for certain legal entities. Additionally, the Company is currently under exam in the following major non-U.S. jurisdictions for continuing operations:

Tax Jurisdiction	Tax Years Covered
Belgium	2016 - 2017; 2019-2020
Germany	2007 - 2021
Mexico	2016; 2018 - 2019
United Kingdom	2014 - 2015; 2018; 2020 - 2021

It is reasonably possible that certain tax examinations and/or tax litigation will conclude within the next twelve months, which could have a material impact on tax expense. Based upon the circumstances surrounding these examinations, the impact is not currently quantifiable.

Other Tax Matters

During fiscal 2025, 2024 and 2023, the Company incurred charges for restructuring and impairment costs of $546 million, $510 million and $1,049 million, which generated tax benefits of $80 million, $26 million and $120 million, respectively.

Impacts of Tax Legislation and Change in Statutory Tax Rates

On July 4, 2025, the One Big Beautiful Bill Act ("OBBB") was signed into law by the president of the United States. It includes a broad range of tax reform provisions affecting businesses, including extending and modifying certain key Tax Cuts & Jobs Act provisions (both U.S. and non-U.S.), and expanding certain Inflation Reduction Act incentives while accelerating the phase-out of others. The impact on tax expense in the 2025 fiscal year is not material and the Company does not anticipate the OBBB to have a material impact on tax expense in subsequent years.

On December 18, 2023, the president of Ireland signed into law the Finance (No. 2) Bill 2023, which included legislation regarding the implementation of the Pillar Two global minimum tax. The Pillar Two legislation went into effect for the Company's 2025 fiscal year. The impact on tax expense in the 2025 fiscal year is not material.

On September 11, 2023, the Schaffhausen parliament approved a partial revision of the cantonal act on direct taxation: Immediate Minimum Taxation Measure ("IMTM"). On November 19, 2023, IMTM was approved in a public referendum in the canton of Schaffhausen, was published in the cantonal official gazette on December 8, 2023, and was effective starting January 1, 2024. The IMTM increased Switzerland's combined statutory income tax rate to approximately 15%. As a result, in fiscal 2024, the Company recorded a noncash discrete net tax benefit of $80 million due to the remeasurement of deferred tax assets and liabilities related to Switzerland and the canton of Schaffhausen.

During fiscal 2025, 2024 and 2023, other tax legislation was adopted in various jurisdictions. These law changes did not have a material impact on the Company's consolidated financial statements.

Selected Income Tax Data

Selected income tax data related to continuing operations were as follows (in millions):

		2025		2024		2023
Components of income (loss) from continuing operations before income taxes:						
U.S.	$	(309)	$	(406)	$	(325)
Non-U.S.		2,278		1,928		1,438
Income from continuing operations before income taxes	$	1,969	$	1,522	$	1,113
Components of the provision (benefit) for income taxes:						
Current						
U.S. federal	$	(239)	$	330	$	(201)
U.S. state		(12)		86		94
Non-U.S.		302		102		289
		51		518		182
Deferred						
U.S. federal		385		(299)		(267)
U.S. state		79		(26)		(25)
Non-U.S.		(270)		(82)		(358)
		194		(407)		(650)
Income tax provision (benefit)	$	245	$	111	$	(468)
Income taxes paid [1]	$	606	$	704	$	294

[1] The Company also paid $1.4 billion of taxes related to the operation and disposition of the Residential & Light Commercial HVAC Business, which is reported through Discontinued Operations.

At September 30, 2025 and 2024, the Company recorded within the consolidated statements of financial position in other current assets approximately $562 million and $100 million, respectively, of income tax assets. At September 30, 2025 and 2024, the Company recorded within the consolidated statements of financial position in other current liabilities approximately $176 million and $211 million, respectively, of accrued income tax liabilities.

At September 30, 2025, the Company has not provided U.S. or non-U.S. income taxes on approximately $22.7 billion of outside basis differences of consolidated subsidiaries of Johnson Controls International plc. The Company is indefinitely reinvested in these basis differences. The reduction of the outside basis differences via the sale or liquidation of these subsidiaries and/or distributions could create taxable income. The Company's intent is to reduce the outside basis differences only when it would be tax efficient. Given the numerous ways in which the basis differences may be reduced, it is not practicable to estimate the amount of unrecognized withholding taxes and deferred tax liability on the outside basis differences.

Deferred taxes were classified in the consolidated statements of financial position as follows (in millions):

		September 30,		
		2025		2024
Other noncurrent assets	$	1,777	$	1,969
Other noncurrent liabilities		(185)		(301)
Net deferred tax asset	$	1,592	$	1,668

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities included (in millions):

	September 30,			
	2025		2024	
Deferred tax assets				
Accrued expenses and reserves	$	424	$	661
Employee and retiree benefits		38		43
Property, plant and equipment		522		729
Net operating loss and other credit carryforwards		6,963		6,628
Research and development		233		219
Intangible assets		137		306
Operating lease liabilities		327		294
Other, net		315		455
		8,959		9,335
Valuation allowances		(6,256)		(6,258)
		2,703		3,077
Deferred tax liabilities				
Subsidiaries, joint ventures and partnerships		193		440
Operating lease right-of-use assets		327		294
Other liabilities		591		675
		1,111		1,409
Net deferred tax asset	$	1,592	$	1,668

At September 30, 2025, the Company had available net operating loss carryforwards of approximately $26.1 billion, of which $15.7 billion will expire at various dates between 2026 and 2045, and the remainder has an indefinite carryforward period. The Company had available U.S. foreign tax credit carryforwards at September 30, 2025 of $35 million which will expire in 2029. The valuation allowance, generally, is for loss and credit carryforwards for which realization is uncertain because it is unlikely that the losses and/or credits will be realized given the lack of sustained profitability and/or limited carryforward periods in certain countries.

18.   SEGMENT INFORMATION

On April 1, 2025, the Company, as part of ongoing initiatives to drive simplification, accelerate growth, better reflect its organizational and operational structure and align with the manner in which the Company's chief operating decision maker ("CODM") assesses performance and makes decisions regarding the allocation of resources following portfolio simplification actions, realigned into three reportable segments (Americas, EMEA and APAC).

The Company conducts its business through three operating segments, all of which are reportable segments:

- *Americas,* which designs, manufactures, sells, installs and services HVAC, controls, building management, refrigeration, integrated electronic security systems, integrated fire detection and suppression systems, and digital (software) solutions for commercial, industrial, data center, institutional and governmental customers in the Americas (United States, Canada, and Latin America – Central and South America). Americas also provides energy efficiency solutions and technical services, including inspection, scheduled maintenance, and repair and replacement of mechanical and control systems, as well as data-driven "smart building" solutions, to the Americas marketplace.

- *EMEA,* which designs, manufactures sells, installs and services HVAC, controls, building management, refrigeration, integrated electronic security systems, integrated fire detection and suppression systems, and digital (software) solutions for commercial, residential security (Subscriber business), industrial, data center, institutional, governmental, and marine customers and provides technical services, including data-driven "smart building" solutions, to markets in Europe, the Middle East and Africa.

- *APAC,* which designs, manufactures, sells, installs, and services HVAC, controls, building management, refrigeration, integrated electronic security systems, integrated fire detection and suppression systems, and digital (software) solutions for commercial, industrial, data center, institutional, and governmental customers and provides technical services, including data-driven "smart building" solutions, to the Asian and Pacific marketplaces.

The Chief Executive Officer, the Company's CODM, evaluates the performance of its segments and allocates resources based on two profitability measures, Segment EBITA and Segment EBIT:

- Segment earnings before interest, taxes, and amortization ("EBITA") represents income from continuing operations, before income taxes and noncontrolling interests, excluding corporate expenses, restructuring and impairment costs, AFFF related settlement costs and insurance recoveries, gains or losses on divestitures, net mark-to-market gains and losses related to pension and post-retirement plans and restricted asbestos investments, net finance charges, and amortization. Segment EBITA is used as a tool to allow the CODM to evaluate the recurring profitability of the segments, including revenues and expenses that are within the operational control of the segments, and excluding the impact of certain non-cash and non-recurring items. Segment EBITA also provides the CODM with performance comparability across periods and for more accurate benchmarking against peer companies that may not have similar historical acquisition activity, by holding constant the impact of significant acquisitions.

- Segment earnings before interest and taxes ("EBIT") represents Segment EBITA, adding back the impact of amortization of intangible assets. Segment EBIT allows the CODM to review profitability, inclusive of the impact of significant acquisition activity, informing the CODM of how the business is integrating key strategic initiatives and generating synergies.

Both EBITA and EBIT are reviewed by the CODM and compared against the profit plan and forecast for the current and prior year. Segment EBITA and Segment EBIT are not defined under GAAP and may not be comparable to similarly titled measures used by other companies. Measures of total assets by reportable segment are not provided to the CODM. Therefore, asset information by segment is not disclosed.

Financial information relating to the Company's reportable segments is as follows (in millions):

| | Year Ended September 30, 2025 | | |
	Americas	EMEA	APAC
Net sales	$ 15,831	$ 4,968	$ 2,797
Cost of sales	9,742	3,228	1,777
Selling, general and administrative expenses	3,206	1,094	548
Equity income (loss)	1	(3)	(4)
Segment EBITA	2,882	649	476
Amortization of intangible assets	356	68	15
Segment EBIT	$ 2,526	$ 581	$ 461

| | Year Ended September 30, 2024 | | |
	Americas	EMEA	APAC
Net sales	$ 15,606	$ 4,620	$ 2,726
Cost of sales	9,922	3,024	1,692
Selling, general and administrative expenses	3,003	996	558
Equity income (loss)	2	39	(2)
Segment EBITA	2,679	561	478
Amortization of intangible assets	379	80	17
Segment EBIT	$ 2,300	$ 481	$ 461

| | Year Ended September 30, 2023 | | |
	Americas	EMEA	APAC
Net sales	$ 14,529	$ 4,491	$ 3,311
Cost of sales	9,241	3,035	2,102
Selling, general and administrative expenses	2,945	1,039	602
Equity income (loss)	—	(1)	(2)
Segment EBITA	2,343	418	609
Amortization of intangible assets	337	74	15
Segment EBIT	$ 2,006	$ 344	$ 594

A reconciliation of segment EBIT and segment EBITA to consolidated income before income taxes is as follows (in millions):

| | Year Ended September 30, | | |
	2025	2024	2023
Segment EBITA	$ 4,007	$ 3,718	$ 3,370
Amortization of intangible assets	439	476	426
Segment EBIT	3,568	3,242	2,944
Corporate expenses	767	490	429
Restructuring and impairment costs	546	510	1,049
Water systems AFFF settlement [1]	—	750	—
Water systems AFFF insurance recoveries [1]	(39)	(367)	—
Net financing charges	319	342	258
Loss on divestiture	—	42	—
Net mark-to-market adjustments	6	(47)	95
Income from continuing operations before income taxes	$ 1,969	$ 1,522	$ 1,113

[1] Refer to Note 20, "Commitments and Contingencies," of the notes to consolidated financial statements for further disclosure related to the water systems AFFF settlement and insurance recoveries.

| | Year Ended September 30, | | |
	2025	2024	2023
Depreciation/Amortization			
Americas	$ 490	$ 528	$ 528
EMEA	115	132	129
APAC	36	37	43
	641	697	700
Corporate	224	119	45
Total	$ 865	$ 816	$ 745

	Year Ended September 30,					
	2025		2024		2023	
Capital Expenditures						
Americas	$	151	$	190	$	197
EMEA		16		34		51
APAC		109		102		148
		276		326		396
Corporate		158		168		50
Total	$	434	$	494	$	446

In fiscal 2025, 2024 and 2023, no customer exceeded 10% of consolidated net sales.

Geographic Areas

Financial information relating to the Company's operations by geographic area is as follows (in millions):

	Year Ended September 30,					
	2025		2024		2023	
Net Sales						
United States	$	13,303	$	13,171	$	12,408
Other Non-United States		10,293		9,781		9,923
Total	$	23,596	$	22,952	$	22,331
Long-Lived Assets (Year-end)						
United States	$	1,108	$	1,137	$	1,277
Other Non-United States		1,085		1,266		1,097
Total	$	2,193	$	2,403	$	2,374

Net sales attributed to geographic locations are based on the location of where the sale originated. Long-lived assets by geographic location consist of net property, plant and equipment.

19. GUARANTEES

Certain of the Company's subsidiaries at the business segment level guarantee the performance of third-parties and provide financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from the current fiscal year through the completion of such transactions and would typically be triggered in the event of nonperformance. Performance under the guarantees, if required, would not have a material effect on the Company's financial position, results of operations or cash flows.

The Company offers warranties to its customers depending upon the specific product and terms of the customer purchase agreement. Generally, the Company's warranties require the repair or replacement of defective products within a specified time period from the date of sale. The following table summarizes changes in the total product warranty liability (in millions).

	Year Ended September 30,		
	2025		2024
Balance at beginning of period	$	122	$	91
Accruals for warranties issued during the period		97		85
Settlements made (in cash or in kind) during the period		(99)		(87)
Changes in estimates to pre-existing warranties		—		31
Currency translation		—		2
Balance at end of period	$	120	$	122

20. COMMITMENTS AND CONTINGENCIES

Environmental Matters

The Company accrues for potential environmental liabilities when it is probable a liability has been incurred and the amount of the liability is reasonably estimable. The following table presents the location and amount of reserves for environmental liabilities in the Company's consolidated statements of financial position (in millions):

	September 30,		
	2025		2024
Other current liabilities	$	27	$	32
Other noncurrent liabilities		160		179
Total reserves for environmental liabilities	$	187	$	211

The Company periodically examines whether the contingent liabilities related to the environmental matters described below are probable and reasonably estimable based on experience and ongoing developments in those matters, including continued study and analysis of ongoing remediation obligations. The Company expects that it will pay the amounts recorded over an estimated period of up to 20 years. The Company is not able to estimate a possible loss or range of loss, if any, in excess of the established accruals for environmental liabilities at this time.

A substantial portion of the Company's environmental reserves relates to ongoing long-term remediation efforts to address contamination relating to Aqueous Film Forming Foam ("AFFF") containing perfluorooctane sulfonate ("PFOS"), perfluorooctanoic acid ("PFOA"), and/or other per- and poly-fluoroalkyl substances ("PFAS") at or near the Tyco Fire Products L.P. ("Tyco Fire Products") Fire Technology Center ("FTC") located in Marinette, Wisconsin and surrounding areas in the City of Marinette and Town of Peshtigo, Wisconsin, as well as the continued remediation of PFAS, arsenic and other contaminants at the Tyco Fire Products Stanton Street manufacturing facility also located in Marinette, Wisconsin (the "Stanton Street Facility"). Tyco Fire Products has discontinued the production and sale of fluorinated firefighting foams, including AFFF products, and has transitioned to non-fluorinated foam alternatives.

PFOA, PFOS, and other PFAS compounds are being studied by the U.S. Environmental Protection Agency ("EPA") and other environmental and health agencies and researchers. In April 2024, EPA published National Primary Drinking Water Regulation ("NPDWR") for six PFAS compounds including PFOA and PFOS. The NPDWR established legally enforceable levels, called Maximum Contaminant Levels, of 4.0 parts per trillion ("ppt") for each of PFOA and PFOS, 10 ppt for each of PFHxS, PFNA, and HFPO-DA (commonly known as GenX Chemicals), and a Hazard Index of one for mixtures containing two or more of PFHxS, PFNA, HFPO-DA, and PFBS. In February 2024, EPA released two proposed rules relating to PFAS under the Resource Conservation and Recovery Act ("RCRA"): one rule proposes to list nine PFAS (including PFOA and PFOS) as "hazardous constituents," and a second rule proposes to clarify that hazardous waste regulated under the rule includes not only substances listed or identified as hazardous waste in the regulations, but also any substances that meet the statutory definition of hazardous waste. In April 2024, EPA finalized a rule designating PFOA and PFOS, along with their salts and structural isomers, as "hazardous substances" under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). In May 2025, EPA announced that it will retain the 4.0 ppt limit on PFOS and PFOA but will institute a two-year delay in the compliance deadline from 2029 until 2031. EPA also announced its intent to rescind and reconsider the limits on four other types of PFAS (PFHxS, PFNA, HFPO-DA, and PFBS).

It is not possible to estimate the Company's ultimate level of liability at many remediation sites due to the large number of other parties that may be involved, the complexity of determining the relative liability among those parties, the financial viability of other potentially responsible parties and third-party indemnitors, the uncertainty as to the nature and scope of the investigations and remediation to be conducted, changes in environmental regulations, changes in permissible levels of specific compounds in soil, groundwater and drinking water sources, or changes in enforcement theories and policies, including efforts to recover natural resource damages, the uncertainty in the application of law and risk assessment, the various choices and costs associated with diverse technologies that may be used in corrective actions at the sites, and the often quite lengthy periods over which eventual remediation may occur. It is possible that technological, regulatory or enforcement developments, the results of additional environmental studies or other factors could change the Company's expectations with respect to future charges and cash outlays, and such changes could be material to the Company's future results of operations, financial condition or cash flows. Nevertheless, the Company does not currently believe that any claims, penalties or costs in addition to the amounts accrued will have a material adverse effect on the Company's financial position, results of operations or cash flows.

In addition, the Company has identified asset retirement obligations for environmental matters that are expected to be addressed at the retirement, disposal, removal or abandonment of existing owned facilities. Conditional asset retirement obligations were $7 million at both September 30, 2025 and 2024, respectively.

FTC-Related Matters

FTC and Stanton Street Remediation

The use of fire-fighting foams at the FTC was primarily for training and testing purposes to ensure that such products sold by the Company's affiliates, Chemguard, Inc. ("Chemguard") and Tyco Fire Products, were effective at suppressing high intensity fires that may occur at military installations, airports or elsewhere.

Tyco Fire Products has been engaged in remediation activities at the Stanton Street Facility since 1990. Its corporate predecessor, Ansul Incorporated ("Ansul"), manufactured arsenic-based agricultural herbicides at the Stanton Street Facility, which resulted in significant arsenic contamination of soil and groundwater on the site and in parts of the adjoining Menominee River. In 2009, Ansul entered into an Administrative Consent Order (the "Consent Order") with the EPA to address the presence of arsenic at the site. Under this agreement, Tyco Fire Products' principal obligations are to contain the arsenic contamination on the site, pump and treat on-site groundwater, dredge, treat and properly dispose of contaminated sediments in the adjoining river areas, and monitor contamination levels on an ongoing basis. Activities completed under the Consent Order since 2009 include the installation of a subsurface barrier wall around the facility to contain contaminated groundwater, the installation and ongoing operation and monitoring of a groundwater extraction and treatment system and the dredging and offsite disposal of treated river sediment. In addition to ongoing remediation activities, the Company is also working with the Wisconsin Department of Natural Resources ("WDNR") to investigate and remediate the presence of PFAS at or near the Stanton Street Facility as part of the evaluation and remediation of PFAS in the Marinette region.

Tyco Fire Products is operating and monitoring at the FTC a Groundwater Extraction and Treatment System ("GETS"), a permanent groundwater remediation system that extracts groundwater containing PFAS, treats it using advanced filtration systems, and returns the treated water to the environment. Tyco Fire Products has also completed the removal and disposal of PFAS-affected soil from the FTC. The Company is also continuing to replace private drinking water wells that may have been impacted by PFAS migrating from the FTC. The Company's reserves for continued remediation of the FTC, the Stanton Street Facility and surrounding areas in Marinette and Peshtigo are based on estimates of costs associated with the long-term remediation actions, including the continued operation of the GETS, the implementation of long-term drinking water solutions for the area impacted by groundwater migrating from the FTC, continued monitoring and testing of groundwater monitoring wells, the operation and wind-down of other legacy remediation and treatment systems and the completion of ongoing investigation obligations.

FTC-Related Litigation

Wisconsin approved final regulatory standards for PFOA and PFOS in drinking water and surface water in February 2022. In August 2024, WDNR issued a new proposed rule to adopt the EPA Maximum Contaminant Levels for PFAS in drinking water. In February 2025, the Wisconsin Department of Health Services ("WDHS") recommended individual groundwater enforcement standards of 4 ng/L for PFOA and PFOS, 10 ng/L for PFHxS, PFNA, and HFPO-DA, and 2,000 ng/L for PFBS. Following the February 2025 WDHS recommendation, the WDNR Secretary and the Governor signed the WDNR scope statement and WDNR is in the early stages of rule development for enforcement standards for these six PFAS constituents.

In July 2019, the Company received a letter from the WDNR directing the expansion of the evaluation of PFAS in the Marinette region to include (1) biosolids sludge produced by the City of Marinette Waste Water Treatment Plant and spread on certain fields in the area and (2) the Menominee and Peshtigo Rivers. On October 16, 2019, the WDNR issued a "Notice of

Noncompliance" to Tyco Fire Products and Johnson Controls, Inc. regarding the WDNR's July 2019 letter. In February 2020, the WDNR sent a letter to Tyco Fire Products and Johnson Controls, Inc. further directing the expansion of the evaluation of PFAS in the Marinette region to include investigation activities south and west of the previously defined FTC study area. In September 2021, the WDNR sent an additional "Notice of Noncompliance" to Tyco Fire Products and Johnson Controls, Inc. concerning land-applied biosolids, which reviewed and responded to the Company's biosolids investigation conducted to that date. On April 10, 2023, the WDNR issued a third "Notice of Noncompliance" to Tyco Fire Products and Johnson Controls, Inc. concerning land-applied biosolids in the Marinette region. Tyco Fire Products and Johnson Controls, Inc. believe that they have complied with all applicable environmental laws and regulations. The Company cannot predict what regulatory or enforcement actions, if any, might result from the WDNR's actions, or the consequences of any such actions, including the potential assessment of penalties.

In March 2022, the Wisconsin Department of Justice ("WDOJ") filed a civil enforcement action against Johnson Controls Inc. and Tyco Fire Products in Wisconsin state court relating to environmental matters at the FTC (*State of Wisconsin v. Tyco Fire Products, LP and Johnson Controls, Inc.*, Case No. 22-CX-1 (filed March 14, 2022 in Circuit Court in Marinette County, Wisconsin)). The WDOJ alleges that the Company failed to timely report the presence of PFAS chemicals at the FTC, and that the Company has not sufficiently investigated or remediated PFAS at or near the FTC. The WDOJ seeks monetary penalties and an injunction ordering these two subsidiaries to complete a site investigation and cleanup of PFAS contamination in accordance with the WDNR's requests. The parties have completed briefing of summary judgment and pretrial motions. The Court has continued the trial previously scheduled for March 3, 2025 and has not yet set a new trial date. The parties are actively working toward the finalization of a settlement to resolve the matter.

In October 2022, the Town of Peshtigo filed a tort action in Wisconsin state court against Tyco Fire Products, Johnson Controls Inc., Chemguard, Inc., and ChemDesign, Inc. relating to environmental matters at the FTC (*Town of Peshtigo v. Tyco Fire Products L.P. et al.*, Case No. 2022CV000234 (filed October 18, 2022 in Circuit Court in Marinette County, Wisconsin)). The Town alleges that use of AFFF products at the FTC caused contamination of water supplies in Peshtigo. The Town seeks monetary penalties and an injunction ordering abatement of PFAS contamination in Peshtigo. The case has been removed to federal court and transferred to a multi-district litigation ("MDL") before the United States District Court for the District of South Carolina.

In November 2022, individuals filed six actions in Dane County, Wisconsin alleging personal injury and/or property damage against Tyco Fire Products, Johnson Controls Inc., Chemguard, and other unaffiliated defendants related to environmental matters at the FTC. Plaintiffs allege that use of AFFF products at the FTC and activities by third parties unrelated to the Company contaminated nearby drinking water sources, surface waters, and other natural resources and properties, including their personal properties. The individuals seek monetary damages for their personal injury and/or property damage. These lawsuits have been transferred to the MDL. Subsequently, several additional plaintiffs have direct-filed in the MDL complaints with similar allegations.

The Company is vigorously defending each of these cases and believes that it has meritorious defenses, but it is presently unable to predict the duration, scope, or outcome of these actions.

Aqueous Film-Forming Foam ("AFFF") Matters

AFFF Litigation

Two of the Company's subsidiaries, Chemguard and Tyco Fire Products, have been named, along with other defendant manufacturers, suppliers and distributors, and, in some cases, certain subsidiaries of the Company affiliated with Chemguard and Tyco Fire Products, in a number of class action and other lawsuits relating to the use of fire-fighting foam products by the U.S. Department of Defense (the "DOD") and others for fire suppression purposes and related training exercises. Plaintiffs generally allege that the firefighting foam products contain or break down into the chemicals PFOS and PFOA and/or other PFAS compounds and that the use of these products by others at various airbases, airports and other sites resulted in the release of these chemicals into the environment and ultimately into communities' drinking water supplies neighboring those airports, airbases and other sites. Plaintiffs generally seek compensatory damages, including damages for alleged personal injuries, medical monitoring, diminution in property values, investigation and remediation costs, and natural resources damages, and also seek punitive damages and injunctive relief to address remediation of the alleged contamination.

In September 2018, Tyco Fire Products and Chemguard filed a Petition for Multidistrict Litigation with the United States Judicial Panel on Multidistrict Litigation ("JPML") seeking to consolidate all existing and future federal cases into one jurisdiction. On December 7, 2018, the JPML issued an order transferring various AFFF cases to the MDL. Additional cases have been identified for transfer to or are being directly filed in the MDL.

AFFF Municipal and Water Provider Cases

Chemguard and Tyco Fire Products have been named as defendants in more than 280 cases in federal and state courts involving municipal or water provider plaintiffs that were filed in state or federal courts originating from 36 states and territories. The vast majority of these cases have been transferred to or were directly filed in the MDL, and it is anticipated that the remaining cases will be transferred to the MDL. These municipal and water provider plaintiffs generally allege that the use of the defendants' fire-fighting foam products at fire training academies, municipal airports, Air National Guard bases, or Navy or Air Force bases released PFOS and PFOA into public water supply wells and/or other public property, allegedly requiring remediation.

Tyco Fire Products and Chemguard are also periodically notified by other municipal entities that those entities may assert claims regarding PFOS and/or PFOA contamination allegedly resulting from the use of AFFF.

Water Systems AFFF Settlement Agreement

On April 12, 2024, Tyco Fire Products agreed to a settlement with a nationwide class of public water systems that detected PFAS in their drinking water systems that they allege to be associated with the use of AFFF. Under the terms of the agreement, Tyco Fire Products agreed to contribute $750 million to resolve these PFAS claims. The settlement releases these claims against Tyco Fire Products, Chemguard, and other related corporate entities. In accordance with the terms of the settlement agreement, Tyco Fire Products made its final required payment of $415 million in December 2024 and has now paid the full settlement amount.

The class of public water systems included in this settlement broadly includes any public water system (as defined in the settlement agreement) that has detected PFAS in its drinking water sources as of May 15, 2024. The following systems are excluded from the settlement class: water systems owned and operated by a State or the United States government; systems that have not detected the presence of PFAS as of May 15, 2024; small transient water systems; privately-owned drinking water wells; and the water system in the city of Marinette, Wisconsin (which is included only if it so requests). The settlement does not resolve claims of public water systems that request exclusion from the class ("opt out") pursuant to the process to be established by the MDL court. It also does not resolve potential future claims of public water systems that detect PFAS in their water systems for the first time after May 15, 2024, or certain claims not related to drinking water, such as separate alleged claims relating to real property damage or stormwater or wastewater treatment. Finally, this settlement does not affect the other categories of cases that remain at issue in the MDL, such as personal injury cases, property damage cases, other types of class actions, claims brought by state or territory attorneys general, or other types of damages alleged to be related to the historical use of AFFF manufactured and sold by Tyco Fire Products and Chemguard. While it is reasonably possible that the excluded systems or claims could result in additional future lawsuits, claims, assessments or proceedings, it is not possible to predict the outcome of any such matters, and as such, the Company is unable to develop an estimate of a possible loss or range of losses, if any, at this time.

The settlement does not constitute an admission of liability or wrongdoing by Tyco Fire Products or Chemguard.

AFFF Putative Class Actions

Chemguard and Tyco Fire Products are named in 49 pending putative class actions in federal courts originating from 20 states and territories. All of these cases have been direct-filed in or transferred to the MDL. In addition, seven proposed class actions were filed in Canada (British Columbia, Manitoba, Quebec and Ontario), which name Tyco Fire Products and other manufacturers as defendants, on behalf of various classes of members (including individuals and government entities) who seek to recover for remediation (past and future) costs, claim property or other environmental damages, or claim personal injuries or other harms arising from alleged exposure to or contamination with PFAS or PFAS-containing products (including AFFF).

AFFF Individual or Mass Actions

There are more than 12,400 individual or "mass" actions pending that were filed in state or federal courts originating from 53 states and territories against Chemguard and Tyco Fire Products and other defendants in which the plaintiffs generally seek compensatory damages, including damages for alleged personal injuries, medical monitoring, and alleged diminution in property values. The Company is currently unable to determine a precise count of personal injury claimants currently pending. The vast majority of these matters have been tagged for transfer to, transferred to, or directly-filed in the MDL, and it is anticipated that several newly-filed state court actions will be similarly tagged and transferred. There are several matters that are or will be proceeding in state courts, including actions in Arizona, Illinois and Washington.

Tyco and Chemguard are also periodically notified by other individuals that they may assert claims regarding PFOS and/or PFOA contamination allegedly resulting from the use of AFFF.

AFFF State or U.S. Territory Attorneys General Litigation

In June 2018, the State of New York filed a lawsuit in New York state court (*State of New York v. The 3M Company et al* No. 904029-18 (N.Y. Sup. Ct., Albany County)) against a number of manufacturers, including affiliates of the Company, with respect to alleged PFOS and PFOA contamination purportedly resulting from firefighting foams used at locations across New York, including Stewart Air National Guard Base in Newburgh and Gabreski Air National Guard Base in Southampton, Plattsburgh Air Force Base in Plattsburgh, Griffiss Air Force Base in Rome, and unspecified "other" sites throughout the State. The lawsuit seeks to recover costs and natural resource damages associated with contamination at these sites. This suit has been removed to the United States District Court for the Northern District of New York and transferred to the MDL.

In February 2019, the State of New York filed a second lawsuit in New York state court (*State of New York v. The 3M Company et al* (N.Y. Sup. Ct., Albany County)), against a number of manufacturers, including affiliates of the Company, with respect to alleged PFOS and PFOA contamination purportedly resulting from firefighting foams used at additional locations across New York. This suit has been removed to the United States District Court for the Northern District of New York and transferred to the MDL. In July 2019, the State of New York filed a third lawsuit in New York state court (*State of New York v. The 3M Company et al* (N.Y. Sup. Ct., Albany County)), against a number of manufacturers, including affiliates of the Company, with respect to alleged PFOS and PFOA contamination purportedly resulting from firefighting foams used at further additional locations across New York. This suit has been removed to the United States District Court for the Northern District of New York and transferred to the MDL. In November 2019, the State of New York filed a fourth lawsuit in New York state court (*State of New York v. The 3M Company et al* (N.Y. Sup. Ct., Albany County)), against a number of manufacturers, including affiliates of the Company, with respect to alleged PFOS and PFOA contamination purportedly resulting from firefighting foams used at further additional locations across New York. This suit has been removed to federal court and transferred to the MDL.

In April 2021, the State of Alaska filed a lawsuit in the superior court of the State of Alaska against a number of manufacturers and other defendants, including affiliates of the Company, with respect to PFOS and PFOA damage of the State's land and natural resources allegedly resulting from the use of firefighting foams at various locations throughout the State. The State's case has been removed to federal court and transferred to the MDL. The State of Alaska has also named a number of manufacturers and other defendants, including affiliates of the Company, as third-party defendants in two cases brought by individuals against the State. These two cases have also been transferred to the MDL.

In early November 2021, the Attorney General of the State of North Carolina filed four individual lawsuits in the superior courts of the State of North Carolina against a number of manufacturers and other defendants, including affiliates of the Company, with respect to PFOS and PFOA damage of the State's land, natural resources, and property allegedly resulting from the use of firefighting foams at four separate locations throughout the State. These four cases have been removed to federal court and transferred to the MDL. In October 2022, the Attorney General filed two similar lawsuits in the superior courts of the State of North Carolina regarding alleged PFAS damages at two additional locations. These two cases have also been removed to federal court and transferred to the MDL.

In addition, 33 other states and territories have filed 35 lawsuits against a number of manufacturers and other defendants, including affiliates of the Company, with respect to PFAS damage of each of those State's environmental and natural resources allegedly resulting from the manufacture, storage, sale, distribution, marketing, and use of PFAS-containing AFFF within each respective State. The states and territories are: Arkansas, Arizona, California, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Hawaii, Illinois, Indiana, Kentucky, Massachusetts, Maryland, Maine, Michigan, Mississippi, New Hampshire, New Jersey, New Mexico, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Washington, Wisconsin, Guam, the Northern Mariana Islands, and Puerto Rico. All of these complaints, if not filed directly in the MDL, have been removed to federal court and transferred to the MDL.

In addition, an affiliate of the Company has been named with other manufacturers as a third party by the Canadian Federal Government who is seeking contribution and indemnity in respect of a single-plaintiff action filed in Ontario relating to alleged PFAS and benzene contamination of a private well from the use of AFFF in firefighting training.

Other AFFF Related Matters

In March 2020, the Kalispel Tribe of Indians (a federally recognized Tribe) and two tribal corporations filed a lawsuit in the United States District Court for the Eastern District of Washington against a number of manufacturers, including affiliates of the Company, and the United States with respect to PFAS contamination allegedly resulting from the use and disposal of AFFF by the United States Air Force at and around Fairchild Air Force Base in eastern Washington. This case has been transferred to the MDL.

In October 2022, the Red Cliff Band of Lake Superior Chippewa Indians (a federally recognized tribe) filed a lawsuit in the United States District Court for the Western District of Wisconsin against a number of manufacturers, including affiliates of the Company, with respect to PFAS contamination allegedly resulting from the use and disposal of AFFF at Duluth Air National Guard Base in Duluth, Minnesota. This case has been transferred to the MDL.

In July 2023, the Fond du Lac Band of Lake Superior Chippewa (a federally recognized tribe) direct-filed a lawsuit in the MDL against a number of manufacturers, including affiliates of the Company, with respect to PFAS contamination allegedly resulting from the use and disposal of AFFF at Duluth Air National Guard Base in Duluth, Minnesota.

In September 2025, the Leech Lake Band of Ojibwe (one of six federally recognized sovereign bands that make up the federally recognized Minnesota Chippewa Tribe) filed a lawsuit in Minnesota state court against a number of manufacturers, including affiliates of the Company, with respect to PFAS contamination allegedly resulting from, among other things, the alleged use and disposal of AFFF on and near the Band's property. This case has been transferred to the MDL.

Four AFFF property damage proceedings have been filed in Belgium against numerous defendants, including an affiliate of the Company. The cases are currently on hold pending efforts to dismiss the proceedings.

The Company is vigorously defending all of the above AFFF matters and believes that it has meritorious defenses to class certification and the claims asserted, including statutes of limitations, the government contractor defense, various medical and scientific defenses, and other factual and legal defenses. The Company has a historical general liability insurance program and is pursuing coverage under the program from various insurers through insurance claims discussions and litigation pending in a state court in Wisconsin. The Company has reached settlements with certain insurers and remains in discussions and litigation with the remaining carriers. The Company is unable to predict the amount and timing of any future recoveries under its insurance policies with the remaining carriers. The insurance litigation involves numerous factual and legal issues. There are numerous factual and legal issues to be resolved in connection with these claims. The Company is presently unable to predict the outcome or ultimate financial exposure beyond the water systems AFFF settlement discussed above, if any, represented by these matters, and there can be no assurance that any such exposure will not be material.

Asbestos Matters

The Company and certain of its subsidiaries, along with numerous other third parties, are named as defendants in personal injury lawsuits based on alleged exposure to asbestos containing materials. These cases have typically involved product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were used with asbestos containing components.

The following table presents the location and amount of asbestos-related assets and liabilities in the Company's consolidated statements of financial position (in millions):

	September 30,			
	2025		2024	
Other current liabilities	$	58	$	58
Other noncurrent liabilities		329		350
Total asbestos-related liabilities		387		408
Other current assets		13		14
Other noncurrent assets		326		320
Total asbestos-related assets		339		334
Net asbestos-related liabilities	$	48	$	74

The following table presents the components of asbestos-related assets (in millions):

| | September 30, | | | |
	2025		2024	
Restricted				
Cash	$	5	$	6
Investments		290		281
Total restricted assets		295		287
Insurance receivables for asbestos-related liabilities		44		47
Total asbestos-related assets	$	339	$	334

The amounts recorded for asbestos-related liabilities and insurance-related assets are based on the Company's strategies for resolving its asbestos claims, currently available information, and a number of estimates and assumptions. Key variables and assumptions include the number and type of new claims that are filed each year, the average cost of resolution of claims, the identity of defendants, the resolution of coverage issues with insurance carriers, amount of insurance, and the solvency risk with respect to the Company's insurance carriers. Other factors that may affect the Company's liability and cash payments for asbestos-related matters include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms of state or federal tort legislation and the applicability of insurance policies among subsidiaries. As a result, actual liabilities or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the Company's calculations vary significantly from actual results.

Self-Insured Liabilities

The Company records liabilities for its workers' compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. The Company maintains captive insurance companies to manage a portion of its insurable liabilities.

The following table presents the location and amount of self-insured liabilities in the Company's consolidated statements of financial position (in millions):

| | September 30, | | | |
	2025		2024	
Other current liabilities	$	87	$	92
Accrued compensation and benefits		38		20
Other noncurrent liabilities		289		239
Total self-insured liabilities	$	414	$	351

The following table presents the location and amount of insurance receivables in the Company's consolidated statements of financial position (in millions):

| | September 30, | | | |
	2025		2024	
Other current assets	$	4	$	5
Other noncurrent assets		13		13
Total insurance receivables	$	17	$	18

Other Matters

The Company is involved in various lawsuits, claims and proceedings incident to the operation of its businesses, including those pertaining to product liability, environmental, safety and health, intellectual property, employment, commercial and contractual matters, and various other casualty matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, it is management's opinion that none of these will have a material adverse effect on the Company's financial position, results of operations or cash flows. Costs related to such matters were not material to the periods presented.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of September 30, 2025. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2025, the Company's disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, and that information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management has concluded that, as of September 30, 2025, the Company's internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of September 30, 2025 as stated in its report which is included in Item 8 of this Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B OTHER INFORMATION

(b) Officer Rule 10b5-1 Plan

During the three months ended September 30, 2025, except as provided below, none of the Company's directors or Section 16 officers adopted, amended or terminated a "Rule 10b5–1 trading arrangement" or "non-Rule 10b5–1 trading arrangement" (as each term is defined in Item 408(a) of Regulation S-K).

Nathan Manning Rule 10b5-1 Plan

On September 12, 2025 and prior to his departure from the Company, Nathan Manning, the Company's then-serving Vice President and President, Americas, entered into a Rule 10b5-1 trading arrangement (the "Manning 10b5-1 Plan") during the Company's fiscal fourth quarter open trading window. The Manning 10b5-1 Plan is intended to satisfy the Rule 10b5-1 affirmative defense and contemplates the sale of 10,123 ordinary shares of Company stock previously issued upon the vesting of restricted stock unit awards and the sale of 20,576 ordinary shares of Company stock issuable upon the exercise of option awards. The shares are expected to be sold in regular intervals between the plan's start date and termination date. The Manning

10b5-1 Plan is expected to become effective on or about February 5, 2026 and is scheduled to terminate upon the earlier of the sale of all shares contemplated under the Manning 10b5-1 Plan or November 7, 2026.

ITEM 9C   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

In response to Part III, Items 10, 11, 12, 13 and 14, parts of the Company's definitive proxy statement (to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year-end of September 30, 2025) for its annual meeting to be held on March 4, 2026, are incorporated by reference in this Form 10-K.

ITEM 10   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information relating to directors and nominees of Johnson Controls is set forth under the caption "Proposal Number One" in Johnson Controls' proxy statement for its annual meeting of shareholders to be held on March 4, 2026 (the "Johnson Controls Proxy Statement") and is incorporated by reference herein. Information about executive officers is included in Part I, Item 4 of this Annual Report on Form 10-K. The information required by Items 405, 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is contained under the captions "Governance of the Company - Nomination of Directors and Board Diversity," "Governance of the Company - Board Committees", "Committees of the Board - Audit Committee", and "Delinquent Section 16(a) Reports" of the Johnson Controls Proxy Statement and such information is incorporated by reference herein.

Code of Ethics

Johnson Controls has adopted a code of ethics for directors, officers (including the Company's principal executive officer, principal financial officer and principal accounting officer) and employees, known as Values First, The Johnson Controls Code of Ethics. The Code of Ethics is available on the Company's website at valuesfirst.johnsoncontrols.com. The Company posts any amendments to or waivers of its Code of Ethics (to the extent applicable to the Company's directors or executive officers) at the same location on the Company's website. In addition, copies of the Code of Ethics may be obtained in print without charge upon written request by any stockholder to the office of the Company at One Albert Quay, Cork, Ireland.

Insider Trading Policy

The Company has adopted an insider trading policy governing the purchase, sale, and/or other dispositions of its securities by its directors, officers, employees and independent contractors that the Company believes is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to the Company.

Directors, executive officers, employees and other related persons may not buy, sell or engage in other transactions in the Company's shares while aware of material non-public information; buy or sell securities of other companies while aware of material non-public information about those companies that they became aware of as a result of business dealings between the Company and those companies; or disclose material non-public information to any unauthorized persons outside of the Company. The policy also restricts trading and other transactions for a limited group of Company employees (including executives and directors) to defined window periods that follow the Company's quarterly earnings releases and restricts trading and other transactions following announcement of a share repurchase program.

ITEM 11   EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K is contained under the captions "Compensation Discussion & Analysis" (excluding the information under the caption "Compensation Committee Report on Executive Compensation"), "Executive Compensation Tables" "Compensation of Non-Employee Directors" and "CEO Pay Ratio" of the Johnson Controls Proxy Statement. Such information is incorporated by reference.

The information required by Items 407(e)(4) and (e)(5) of Regulation S-K is contained under the captions "Committees of the Board - Compensation Committee Interlocks and Insider Participation" and "Compensation Discussion & Analysis - Compensation Committee Report on Executive Compensation" of the Johnson Controls Proxy Statement. Such information (other than the Compensation Committee Report on Executive Compensation, which shall not be deemed to be "filed") is incorporated by reference.

ITEM 12   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the Johnson Controls Proxy Statement set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

The Johnson Controls International plc 2021 Equity and Incentive Plan authorizes stock options, stock appreciation rights, restricted (non-vested) stock/units, performance shares, performance units and other stock-based awards. The Compensation and Talent Development Committee of the Company's Board of Directors determines the types of awards to be granted to individual participants and the terms and conditions of the awards. Annual awards are typically granted in the first quarter of the fiscal year.

The following table provides information about the Company's equity compensation plans as of September 30, 2025:

	(a)	(b)	(c)
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders	1,895,603	$ 65.42	26,952,544
Equity compensation plans not approved by shareholders	—	—	—
Total	1,895,603	$ 65.42	26,952,544

ITEM 13   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in the Johnson Controls Proxy Statement set forth under the captions "Committees of the Board," "Governance of the Company - Director Independence," and "Governance of the Company - Other Directorships, Conflicts and Related Party Transactions," is incorporated herein by reference.

ITEM 14   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information in the Johnson Controls Proxy Statement set forth under "Proposal Number Two" related to the appointment of auditors is incorporated herein by reference.

PART IV

ITEM 15   **EXHIBIT AND FINANCIAL STATEMENT SCHEDULES**

	Page in Form 10-K
(a) The following documents are filed as part of this Form 10-K:	
(1) Financial Statements	
Report of Independent Registered Public Accounting Firm	49
Consolidated Statements of Income for the years ended September 30, 2025, 2024 and 2023	51
Consolidated Statements of Comprehensive Income for the years ended September 30, 2025, 2024 and 2023	52
Consolidated Statements of Financial Position at September 30, 2025 and 2024	53
Consolidated Statements of Cash Flows for the years ended September 30, 2025, 2024 and 2023	54
Consolidated Statements of Shareholders' Equity for the years ended September 30, 2025, 2024 and 2023	55
Notes to Consolidated Financial Statements	56

(3) Exhibits

Reference is made to the separate exhibit index contained on page 112 filed herewith.

All Financial Statement Schedules are omitted because they are not applicable, or the required information is shown in the financial statements or notes thereto.

Financial statements of 50% or less-owned companies have been omitted because the proportionate share of their revenue or profit before income taxes is individually less than 20% of the respective consolidated amounts and investments in such companies are less than 20% of consolidated total assets.

ITEM 16   **FORM 10-K SUMMARY**

Not applicable.

Johnson Controls International plc
Index to Exhibits

(a)   (1) and (2) Financial Statements and Supplementary Data - See Item 8

(b)   Exhibit Index:

Exhibit	Title
2.1	Stock and Asset Purchase Agreement, dated as of July 23, 2024, by and between Johnson Controls International plc and Robert Bosch GmbH (incorporated by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed July 26, 2024)
3.1	Memorandum and Articles of Association of Johnson Controls International plc, as amended by special resolutions dated September 8, 2014, August 17, 2016 and March 7, 2018 (incorporated by reference to Exhibit 3.1 to the registrant's Quarterly Report on Form 10-Q filed on May 3, 2018)
4.1	Indenture, dated December 28, 2016, between Johnson Controls International plc and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the registrant's current report on Form 8-K filed on December 28, 2016)
4.2	First Supplemental Indenture, dated December 28, 2016, between Johnson Controls International plc, and U.S. Bank National Association, as trustee, and Elavon Financial Services DAC, UK Branch, as paying agent for the New Euro Notes attaching forms of 2.355% Senior Notes due 2017 (retired; no longer outstanding), 7.125% Senior Notes due 2017 (retired; no longer outstanding), 1.400% Senior Notes due 2017 (retired; no longer outstanding), 3.750% Notes due 2018 (retired; no longer outstanding), 5.000% Senior Notes due 2020 (retired; no longer outstanding), 4.25% Senior Notes due 2021 (retired; no longer outstanding), 3.750% Senior Notes due 2021 (retired; no longer outstanding), 3.625% Senior Notes due 2024 (retired; no longer outstanding), 6.000% Notes due 2036, 5.70% Senior Notes due 2041, 5.250% Senior Notes due 2041, 4.625% Senior Notes due 2044, 6.950% Debentures due December 1, 2045, 4.950% Senior Notes due 2064, 4.625% Notes due 2023, 1.375% Notes due 2025 (retired; no longer outstanding), 3.900% Notes due 2026, and 5.125% Notes due 2045 (incorporated by reference to Exhibit 4.2 to the registrant's current report on Form 8-K filed on December 28, 2016)
4.3	Second Supplemental Indenture, dated February 7, 2017, between Johnson Controls International plc and U.S. Bank National Association, as trustee, attaching form of 4.500% Senior Notes due 2047 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on February 7, 2017)
4.4	Fifth Supplemental Indenture, dated September 11, 2020, among Johnson Controls International plc, Tyco Fire & Security Finance S.C.A. and U.S. Bank National Association, as trustee, attaching form of the 1.750% Senior Notes due 2030 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on September 11, 2020)
4.5	Sixth Supplemental Indenture, dated September 15, 2020, among Johnson Controls International plc, Tyco Fire & Security Finance S.C.A., U.S. Bank National Association, as trustee, and Elavon Financial Services DAC, as paying agent, attaching forms of the 0.375% Senior Notes due 2027 and the 1.000% Senior Notes due 2032 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on September 15, 2020)
4.6	Seventh Supplemental Indenture, dated September 16, 2021, among Johnson Controls International plc, Tyco Fire & Security Finance S.C.A. and U.S. Bank National Association, as trustee, attaching form of the 2.000% Sustainability-Linked Senior Notes due 2031 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on September 16, 2021)
4.7	Eighth Supplemental Indenture, dated as of September 7, 2022, among Johnson Controls International plc, Tyco Fire & Security Finance S.C.A., U.S. Bank Trust Company, National Association, as trustee and Elavon Financial Services DAC, as paying agent attaching form of the 3.000% Senior Notes due 2028 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on September 7, 2022)

Johnson Controls International plc
Index to Exhibits

Exhibit	Title
4.8	Ninth Supplemental Indenture, dated as of September 14, 2022, among Johnson Controls International plc, Tyco Fire & Security Finance S.C.A. and U.S. Bank Trust Company, National Association, as trustee (attaching form of the 4.900% Senior Notes due 2032). (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on September 14, 2022)
4.9	Tenth Supplemental Indenture, dated as of May 23, 2023, among Johnson Controls International plc, Tyco Fire & Security Finance S.C.A., U.S. Bank Trust Company, National Association, as trustee and Elavon Financial Services DAC, as paying agent (attaching form of the 4.250% Senior Notes due 2035). (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on May 23, 2023)
4.10	Eleventh Supplemental Indenture, dated as of April 19, 2024, among Johnson Controls International plc, Tyco Fire & Security Finance S.C.A. and U.S. Bank Trust Company, National Association, as trustee (attaching form of the 5.500% Senior Notes due 2029).(incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on April 19,2024)
4.11	Twelfth Supplemental Indenture, dated as of December 10, 2024, among Johnson Controls International plc, Tyco Fire & Security Finance S.C.A. and U.S. Bank Trust Company, National Association, as trustee (attaching form of 4.900% Senior Notes due 2032) (incorporated by reference to Exhibit 4.3 to registrant's Current Report on Form 8-K filed on December 10, 2024).
4.12	Thirteenth Supplemental Indenture, dated as of December 11, 2024, among Johnson Controls International plc, Tyco Fire & Security Finance S.C.A., U.S. Bank Trust Company, National Association, as trustee and U.S. Bank Europe DAC, as paying agent (attaching form of 3.125% Senior Notes due 2033) (incorporated by reference to Exhibit 4.2 to registrant's Current Report on Form 8-K filed on December 11, 2024).
4.13	Description of the Ordinary Shares of Johnson Controls International plc (filed herewith)
4.14	Description of the Johnson Controls International plc Notes (filed herewith)
4.15	Description of the Johnson Controls International plc and Tyco Fire & Security Finance S.C.A. Notes (filed herewith)
4.16	Miscellaneous long-term debt agreements and financing leases with banks and other creditors and debenture indentures.*
4.17	Miscellaneous industrial development bond long-term debt issues and related loan agreements and leases.*
10.1	Credit Agreement, dated as of December 11, 2023, among Johnson Controls International plc, certain of its subsidiaries party thereto from time to time, the lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the registrants Annual Report on Form 10-K filed on December 14, 2023)
10.2	Form of Deed of Indemnification between Johnson Controls International plc and certain of its directors and officers (incorporated by reference to Exhibit 10.7 of the registrants Annual Report on Form 10-K filed on December 14, 2023)
10.3	Form of Indemnification Agreement between Tyco Fire & Security (US) Management, LLC and certain directors and officers of Johnson Controls International plc (incorporated by reference to Exhibit 10.8 of the registrants Annual Report on Form 10-K filed on December 14, 2023)
10.4	Johnson Controls International plc 2012 Share and Incentive Plan, amended and restated as of March 8, 2017 (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed on May 4, 2017)**

Johnson Controls International plc
Index to Exhibits

Exhibit	Title
10.5	Johnson Controls International plc 2021 Equity and Incentive Plan, as amended and restated as of September 10, 2025 (filed herewith)**
10.6	Johnson Controls International plc Severance and Change in Control Policy for Officers, amended and restated September 10, 2025 (filed herewith)**
10.7	Johnson Controls International plc Executive Deferred Compensation Plan, as amended and restated March 11, 2021 (Incorporated by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q filed on April 30, 2021)**
10.8	Johnson Controls International plc Senior Executive Deferred Compensation Plan, as amended and restated effective March 11, 2021 (Incorporated by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q filed on April 30, 2021)**
10.9	Johnson Controls International plc Retirement Restoration Plan, as amended and restated March 11, 2021 (incorporated by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q filed on April 30, 2021)**
10.10	Tyco Supplemental Savings and Retirement Plan as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on September 19, 2017) **
10.11	Letter Agreement between Johnson Controls International plc and George R. Oliver dated December 8, 2017 (Incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on December 11, 2017)**
10.12	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing December 6, 2018 (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed February 1, 2019)**
10.13	Form of Option/SAR Award for Executive Officers (incorporated by reference to Exhibit 10.24 to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2019 filed on November 21, 2019)**
10.14	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing on September 2, 2016 (incorporated by reference to Exhibit 10.33 to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2016 filed on November 23, 2016)**
10.15	Restrictive covenants applicable to equity award agreements beginning December 2019 (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed on January 31, 2020)**
10.16	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for fiscal 2021 (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed on January 29, 2021)**
10.17	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2021 Equity and Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed on April 30, 2021)**
10.18	Form of terms and conditions for Restricted Stock Units for Directors under the Johnson Controls International plc 2021 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed on April 30, 2021)**

Johnson Controls International plc

Index to Exhibits

Exhibit	Title
10.19	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2021 Equity and Incentive Plan for fiscal 2023 (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed on February 1, 2023)**
10.20	Form of terms and conditions for Option / SAR Awards under the Johnson Controls International plc 2021 Equity and Incentive Plan for fiscal 2024 (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed on January 30, 2024)**
10.21	Restrictive covenants applicable to equity award agreements beginning March 2024 (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed on May 1, 2024)**
10.22	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2021 Equity and Incentive Plan for fiscal 2026 (filed herewith)**
10.23	Employment Transition Agreement, dated February 5, 2025, between the Company and Mr. Oliver (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on February 5, 2025)**
19.1	Johnson Controls International plc Insider Trading Policy, effective September 10, 2025 (filed herewith)
21.1	Subsidiaries of Johnson Controls International plc (filed herewith)
22.1	Co-Issuer of Debt Securities (filed herewith)
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)
31.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
97	Johnson Controls International plc Executive Compensation Recoupment Policy effective October 2, 2023 (incorporated by reference to Exhibit 97 of the registrant's Annual Report on Form 10-K filed on December 14, 2023)**
101	Financial statements from the Annual Report on Form 10-K of Johnson Controls International plc for the fiscal year ended September 30, 2025 formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Statements of Financial Position, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Cash Flow, (v) the Consolidated Statements of Shareholders' Equity, (vi) Notes to Consolidated Financial Statements (filed herewith), and (vii) the information included in Part I, Item 1C, Part II, Item 9B(b) and Part III, Item 10
104	Cover Page Interactive Data File (embedded within the iXBRL document and contained in Exhibit 101) (filed herewith)

Exhibit	Title
*	These instruments are not being filed as exhibits herewith because none of the long-term debt instruments authorizes the issuance of debt in excess of 10% of the total assets of Johnson Controls International plc and its subsidiaries on a consolidated basis. Johnson Controls International plc agrees to furnish a copy of each agreement to the Securities and Exchange Commission upon request.
**	Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOHNSON CONTROLS INTERNATIONAL PLC

By   /s/ Marc Vandiepenbeeck

Marc Vandiepenbeeck

Executive Vice President and
Chief Financial Officer

Date: November 14, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below as of November 14, 2025, by the following persons on behalf of the registrant and in the capacities indicated:

/s/ Joakim Weidemanis	/s/ Marc Vandiepenbeeck
Joakim Weidemanis	Marc Vandiepenbeeck
Chief Executive Officer	Executive Vice President and
(Principal Executive Officer)	Chief Financial Officer (Principal Financial Officer)
/s/ Daniel C. McConeghy	/s/ Timothy M. Archer
Daniel C. McConeghy	Timothy M. Archer
Vice President and Chief Accounting and Tax Officer	Director
(Principal Accounting Officer)	
/s/ Jean Blackwell	/s/ Pierre Cohade
Jean Blackwell	Pierre Cohade
Director	Director
/s/ Patrick K. Decker	/s/ W. Roy Dunbar
Patrick K. Decker	W. Roy Dunbar
Director	Director
/s/ Gretchen R. Haggerty	/s/ Ayesha Khanna
Gretchen R. Haggerty	Ayesha Khanna
Director	Director
/s/ Seetarama Kotagiri	/s/ Jürgen Tinggren
Seetarama Kotagiri	Jürgen Tinggren
Director	Director
/s/ Mark P. Vergnano	/s/ John D. Young
Mark P. Vergnano	John D. Young
Chairman and Director	Director

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